Notice of 2024 Annual Meeting of Shareholders and Proxy Statement & 2023 Annual Report on Form 10-K

250 Glen Street Glens Falls, New York 12801 April 25, 2024 Dear Shareholder: You are cordially invited to attend the Arrow Financial Corporation Annual Meeting of Shareholders at 10:00 a.m. on June 5, 2024. The Company will host the Annual Meeting virtually. Visit our website at arrowfinancial.com for more information. As in the past, our meeting will begin with a review of all voting matters and then feature a short presentation on the Company. Additional details about the Annual Meeting and related voting instructions can be found in the following Notice of 2024 Annual Meeting of Shareholders and related Proxy Statement. While the last year posed its challenges with a changing interest rate environment and wider economic uncertainty, it did not distract us from growing the business. Our team continued to advance our strategic goals and we remained steadfast in our commitment to serve our shareholders, customers and communities and empower our employees. Following our delay in filing the 2022 Form 10-K and the 2023 First Quarter Form 10-Q, Arrow invested heavily in our remediation plan to address previously reported weaknesses in our internal control environment. We take these investments very seriously. Arrow finished 2023 with robust loan growth and total deposit balances of $3.7 billion, maintaining strong credit, capital and liquidity positions. We maintained asset quality with total assets reaching $4.17 billion at year-end. We issued a cash dividend for the 43rd consecutive quarter, expanded our existing stock repurchase program by $5 million, reinstated our dividend reinvestment program and issued an annual stock dividend for the 15th consecutive year. Both of Arrow’s banking subsidiaries, Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company, maintained their Bauer Financial 5-Star "Exceptional Performance" ratings for the 16th and 14th consecutive years, respectively. In addition to driving shareholder value, we completed a multi-year renovation project on our downtown Glens Falls, New York headquarters, advanced our technology to deliver a superior customer experience and continued to strengthen financial lives in the communities we serve. Thank you to our Arrow team who serve the needs of our customers, communities and shareholders with such professionalism and care. For a better understanding of our Company, including its compensation practices and corporate governance structure, please review our attached proxy materials and Annual Report on Form 10-K. Whether or not you plan to attend the Annual Meeting this year, it is important to us that your shares are represented. We encourage you to vote your shares promptly, and in advance of the Annual Meeting. Thank you. Sincerely, /s/ William L. Owens /s/ David S. DeMarco William L. Owens David S. DeMarco Chair of the Board President and Chief Executive Officer

250 Glen Street Glens Falls, New York 12801 NOTICE OF 2024 ANNUAL MEETING OF SHAREHOLDERS April 25, 2024 To the Shareholders of Arrow Financial Corporation: The Annual Meeting of Shareholders of Arrow Financial Corporation, a New York corporation, will be held on Wednesday, June 5, 2024, beginning at 10:00 a.m. Eastern Daylight Time. The Company will host the Annual Meeting virtually. Instructions on how to participate via the Internet, including how to demonstrate proof of stock ownership, are available at: www.proxyvote.com. Shareholders may vote and submit questions prior to attending the Annual Meeting via the Internet. Please see the Additional Voting Information section of this Proxy Statement for additional important information regarding the virtual Annual Meeting. The Annual Meeting of Shareholders of Arrow Financial Corporation will consider and vote upon the following matters, as described more fully in the Proxy Statement attached to this Notice: 1. The election of three Class B Directors to three-year terms. 2. Advisory approval of our 2023 executive compensation (“Say-on-Pay”). 3. Approval of the Arrow Financial Corporation 2023 Employee Stock Purchase Plan. 4. Ratification of the selection of Crowe LLP ("Crowe") as our independent auditor for 2024. 5. Any other business that may properly come before the 2024 Annual Meeting, or any adjournment or postponement thereof. Shareholders of record as of the close of business on April 8, 2024 will be entitled to vote at the 2024 Annual Meeting, or any adjournment or postponement thereof. Please see the Additional Voting Information section of the Proxy Statement for more information on how to vote. Please ensure that your shares are represented at the 2024 Annual Meeting, as your vote is important. See the attached Proxy Statement for more information on how to vote your shares. Thank you. By Order of the Board of Directors, /s/Andrew J. Wise Andrew J. Wise Corporate Secretary

250 Glen Street Glens Falls, New York 12801 PROXY STATEMENT TABLE OF CONTENTS General Voting Information 1 Voting Item 1 – Election of Three Class B Directors to Three-Year Terms 2 Voting Item 2 – Advisory Approval of Our 2023 Executive Compensation ("Say-on-Pay") 10 Voting Item 3 – Approval of the Arrow Financial Corporation 2023 Employee Stock Purchase Plan 12 Voting Item 4 – Ratification of the Selection of Crowe as Our Independent Auditor for 2024 15 Audit Committee Report 17 Corporate Governance 18 Named Executive Officers 25 Litigation 26 Stock Ownership Information 27 Compensation Discussion and Analysis 29 Executive Compensation 41 Agreements With Named Executive Officers 51 Additional Voting Information 57 Additional Shareholder Information 61 Appendix A: Arrow Financial Corporation 2023 Employee Stock Purchase Plan 62

250 Glen Street Glens Falls, New York 12801 PROXY STATEMENT General Voting Information This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (“Board”) of Arrow Financial Corporation (“Company”), a New York corporation, of proxies to be voted at the 2024 Annual Meeting of Shareholders (“Annual Meeting”) to be held virtually on June 5, 2024, at 10:00 a.m., or at any adjournment or postponement thereof. The release of the Notice Regarding the Availability of Proxy Materials, the Notice of 2024 Annual Meeting of Shareholders, the Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2023 (collectively, the “Proxy Materials”) is scheduled to begin on April 25, 2024, to shareholders of record as of the close of business on April 8, 2024. As of the record date, there were 16,692,429 shares of Company common stock outstanding, and each share is entitled to one vote at the Annual Meeting. To vote, please follow the instructions in the Notice Regarding the Availability of Proxy Materials or in the other Proxy Materials. If you wish to receive a printed copy of the Proxy Materials, please follow the instructions in the Notice Regarding the Availability of Proxy Materials. The Proxy Materials will be mailed within three business days of receipt of your request. Shareholders who previously requested electronic copies will receive them in that format. Please be sure that your shares are represented at the Annual Meeting by completing and submitting your proxy by telephone, online or by requesting and returning a completed paper proxy card. Please see the Additional Voting Information section of this Proxy Statement for more information on how to vote. 1

Voting Item 1 – Election of Three Class B Directors to Three-Year Terms Summary and Board Recommendation: Item 1 at the Annual Meeting is the election of three Class B Directors to three-year terms expiring at the 2027 Annual Meeting of Shareholders and/or until their respective successors are elected and qualified. The Board has nominated for election David S. DeMarco, David G. Kruczlnicki and Raymond F. O'Conor as Class B Directors. All three nominees were unanimously recommended by the Governance Committee to the Board, have been determined to be qualified and have consented to serve if elected. There are no arrangements or understandings between any Director or Director nominee and any other persons pursuant to which such person was selected as a Director or nominee. None of the Directors are party to any agreement or arrangement that would require disclosure pursuant to Listing Rule 5250(b)(3) for the National Association of Securities Dealers, Inc. ("NASDAQ®") Stock Market, where the Company’s common stock is listed. This rule requires disclosure of agreements or arrangements between a Director and a third party related to the Director's service on the Board. The Board has no reason to believe that any of these nominees will decline or be unable to serve if elected. Under applicable law and the Company’s bylaws, Directors are elected by a plurality of the shares voted at the Annual Meeting, meaning the nominees receiving the most “For” votes will be elected. For additional information regarding the vote requirements for Item 1 and a description of the Company’s Majority Voting Policy with respect to the election of Directors, please see the Additional Voting Information section. • Vote Recommendation: Your Board recommends you vote “For” each of its three nominees: David S. DeMarco, David G. Kruczlnicki and Raymond F. O'Conor Director Nomination Process: The Governance Committee is responsible for identifying and recommending to the full Board suitable nominees to serve as Directors, including incumbents. Director nominees are selected based upon the following criteria, among others: • Individual Strengths: The candidate’s knowledge, skill, experience and expertise • Board Composition: The objective of achieving certain characteristics for the Board as a group, such as diversity of background, occupation, viewpoint, ethnicity, race, gender and other attributes • Succession Planning: Balance among age groups from those who are in mid-career to those nearing or recently entered into retirement Additionally, the Governance Committee will not generally recommend a new candidate for nomination unless the candidate has demonstrated notable leadership and accomplishment in business, higher education, politics and/or cultural endeavors. The Governance Committee further assesses a candidate’s understanding of the regulatory and policy environment in which the Company does business and the candidate's interest in the communities served by the Company. Other factors considered by the Governance Committee include a candidate’s personal character, integrity and financial acumen. For candidates with prior experience as a Director of the Company or one of its subsidiaries Glens Falls National Bank and Trust Company ("GFNB"), Saratoga National Bank and Trust Company ("SNB"), and Upstate Agency, LLC ("Upstate Agency") and together with GFNB and SNB (the "Subsidiaries"), such candidate's service record will be an important factor in evaluating the desirability of the candidate's continuing service as a Director. Generally, Directors may not serve on the boards of more than two other public companies and may not serve on the board of any other public company whose principal business is financial services. To identify new candidates for Director, the Governance Committee will employ its own search protocols, seek suggestions from management and consider any Director nominee proposals it properly receives from shareholders. The same screening process is applied to all suggested candidates, regardless of the source. The Board will give substantial weight to the recommendations of the Governance Committee in selecting Director 2 nominees for election and in filling Director vacancies. Under normal circumstances, the Board will not select nominees, including incumbent Directors, who have not been recommended by a majority of the members of the Governance Committee. For information on how shareholders may participate in the Director nomination process, see “Shareholder Submissions of Director Nominees for the 2025 Annual Meeting” in the Additional Shareholder Information section. Individual strengths and skills, diversity, experience, composition and succession planning are considered by the Governance Committee when identifying and approving new board candidates. The diversity composition of the Board is set forth in the following table: Board Diversity Matrix as of April 8, 2024 Total Number of Directors 10 Female Male Non- Binary Did Not Disclose Gender Part I: Gender Identity Directors 2 8 — — Part II: Demographic Background African American or Black — 1 — — Alaskan Native or Native American — — — — Asian — — — — Hispanic or Latinx — — — — Native Hawaiian or Pacific Islander — — — — White 2 7 — — Two or More Races or Ethnicities — — — — LGBTQ+ — Did Not Disclose Demographic Background — Director Nominee and Continuing Director Biographies: We have prepared the following biographies to provide shareholders with detailed information about each continuing Director and Director nominee, all of whom are currently serving as Directors of the Company. No specific minimum qualification standards have been established. Class B Nominees (terms expiring in 2027, if elected) David S. DeMarco Mr. DeMarco, age 62, has been a Director of the Company since July 26, 2023; he has been a Director of SNB and GFNB since December 2012 and April 2022, respectively. He has been President and Chief Executive Officer of Arrow Financial Corporation and GFNB since May 13, 2023; he was Senior Executive Vice President of Arrow since May 1, 2009 and Chief Banking Officer of Arrow from January 1, 2018 to May 13, 2023. Mr. DeMarco has been the President and Chief Executive Officer of SNB since January 1, 2013. Prior to that date, Mr. DeMarco served as Executive Vice President and Head of the Branch, Corporate Development, Financial Services and Marketing Division of GFNB since January 1, 2003. Mr. DeMarco started with the Company in 1987. Mr. DeMarco is also a Board Member of Independent Bankers Association of New York State and New York State Bankers Association Profit Solutions Board of Directors. 3

David G. Kruczlnicki Mr. Kruczlnicki, age 71, has been a Director of the Company since 1989; he has been a Director of SNB and GFNB since 2015 and April 2022, respectively. He previously served 26 years as a Director of GFNB. Mr. Kruczlnicki is President of a consulting firm that advises nonprofits on business planning and teaches at Siena College and Clarkson University Graduate School, and UNC/Chapel Hill. He was President and CEO of Glens Falls Hospital, a large regional medical center, from 1989 until his retirement in 2013. Mr. Kruczlnicki received a bachelor’s degree from Siena College and a master’s degree from Rensselaer Polytechnic Institute. He also served on the boards of directors of several affiliates of Glens Falls Hospital, numerous other health-related organizations, and Pruyn & Company, a local, privately owned paper company. As a former health care executive, Mr. Kruczlnicki has significant experience overseeing finance and human resources as well as directorship experience from his service as a director of numerous private and regional organizations. Raymond F. O’Conor Mr. O'Conor, age 68, became a Director of the Company on January 1, 2017; he has been a Director of SNB since 1996 and Chair of the SNB Board since 2001. He has also served as a Director of GFNB since April 2022. He was a Senior Vice President of the Company from 2009 until his retirement and served as President and CEO of SNB from 1995 until his retirement at the end of 2012. Mr. O’Conor is also a published author and CEO of Saratoga County Capital Resource Corporation, a community development agency. He has extensive knowledge of community banking, and more specifically, the Company, as a former member of the executive management team. Continuing Class A Directors (terms expiring in 2026) Mark L. Behan Mr. Behan, age 63, became a Director of the Company on January 1, 2017; he has been a Director of the Company’s Subsidiary banks, GFNB and SNB, since 2015 and April 2022, respectively. Mr. Behan founded Behan Communications, Inc., in 1988; the company is a public affairs and strategic communications firm serving national and regional clients and is an adviser to chief executives in major businesses and non-profit organizations in the Capital Region of New York. Mr. Behan is a director or trustee of several non-profit organizations. Mr. Behan is also a former newspaper executive with extensive knowledge of the economic, political and community issues of the Capital Region and the Adirondacks. He is a graduate of Colgate University. Gregory J. Champion Mr. Champion, age 69, became a Director of the Company on May 5, 2021; he has been a Director of GFNB and SNB since April 2018 and April 2022, respectively. Mr. Champion brings more than 30 years of legal experience, including advising both privately held and publicly traded companies on corporate governance matters. Mr. Champion has a B.A. from St. Lawrence University and a J.D. (summa cum laude) from Syracuse University College of Law. Mr. Champion now serves as Chief Legal Officer for Syncromune, Inc., a startup company seeking to develop intra-tumoral immunotherapy treatment for metastatic cancer patients. 4

Elizabeth A. Miller Ms. Miller, age 70, has been a Director of the Company since January 2017; she has been a Director of GFNB and SNB since 2015 and April 2022, respectively. Ms. Miller is President and CEO of Miller Mechanical Services, Inc. and Miller Industrial Manufacturing in Glens Falls. She holds bachelor’s and master’s degrees from the College of Saint Rose. Ms. Miller has a strong understanding of the community and its business base, particularly local manufacturing. William L. Owens, Esq. Mr. Owens, age 75, has been a Director of the Company and GFNB since 2015; he has been a Director of SNB since April 2022. Mr. Owens is a former U.S. Congressman who represented New York’s 21st District from 2009 to 2014. Prior to his election to Congress, he was a managing partner at Stafford, Owens, Piller, Murnane, Kelleher & Trombley, PLLC, a Plattsburgh, New York law firm, where he practiced business and tax law for more than 30 years. In 2015, he rejoined the firm as a partner and resumed his role as Managing Partner in 2016. He also serves as Senior Advisor for Dentons (formerly McKenna Long & Aldridge, LLP), an international law firm. Mr. Owens holds a bachelor’s degree from Manhattan College and a law degree from Fordham University. He has a unique understanding of the North Country, and specifically the Plattsburgh market, and is a leading authority on U.S.-Canada trade issues. Continuing Class C Directors (terms expiring in 2025) Tenée R. Casaccio, AIA Ms. Casaccio, age 58, has been a Director of the Company since January 2014; she has also served as a Director of GFNB and SNB since 2010 and April 2022, respectively. Ms. Casaccio is the President of JMZ Architects and Planners, PC ("JMZ"), a nationally certified Women-Owned Business Enterprise located in Glens Falls, New York. She earned a Bachelor of Architecture degree from Virginia Tech and holds licenses to practice architecture in New York and several other states. Ms. Casaccio has been with JMZ since 1993. She has significant executive experience and a strong understanding of the New York business climate. Gary C. Dake Mr. Dake, age 63, has been a Director of the Company since 2003; he has also served as a Director of SNB and GFNB since 2001 and April 2022, respectively. Mr. Dake is President of Stewart’s Shops Corp., a large, privately owned, vertically integrated, multi-state convenience store chain. Mr. Dake holds a bachelor’s degree from St. Lawrence University. He has experience with large business operations as a result of his management of Stewart’s, which also gives him a unique and broad understanding of the many communities the Company serves. 5

Colin L. Read, PhD Dr. Read, age 64, has been a Director of the Company since 2013; he has also served as a Director of GFNB and SNB since 2010 and April 2022, respectively. Dr. Read is a professor of economics and finance in the State University of New York system. He served as Mayor of the City of Plattsburgh, New York for four years, after three years of service on the Clinton County Legislature. He is President of ESG Analytics Group, an organization that assists corporations in environment, social and governance ("ESG") risk management. He has taught money and banking since 1987, and teaches sustainability. He is a published author, with various contributions to print, online and television media, as well as 12 books on global finance. Dr. Read has a PhD in economics from Queen’s University, an MBA from the University of Alaska, a law degree from the University of Connecticut, a master’s degree in Taxation from the University of Tulsa and a bachelor's degree in Physics from Simon Fraser University. His expertise in economics and understanding of the Plattsburgh, New York area are key strengths. Director Compensation: The Compensation Committee makes recommendations to the full Board regarding Director compensation. The Board itself, however, is responsible for determining the compensation payable to Directors for their services. Amounts paid for service on Subsidiary bank boards are considered by the Board in its periodic review of total Director compensation. • Director Compensation for 2023 With respect to 2023 Director compensation, at its October 2022 meeting, the Arrow Board of Directors approved the following Director retainer fees for 2023: 2023 Director Compensation Table Annual Retainer Position $ 30,000 Arrow Director $ 24,000 GFNB Director $ 12,000 SNB Director $ 4,000 Member, Audit Committee $ 2,500 Member, Compensation Committee $ 2,500 Member, Governance Committee $ 2,500 Member, NCIA Board and Wealth Management Committee $ 2,500 Manager, Upstate Agency, LLC $ 10,000 Chair, Audit Committee $ 10,000 Chair, Compensation Committee $ 10,000 Chair, Governance Committee $ 7,500 Chair, Wealth Management Committee/NCIA $ 5,000 Chair, Upstate Agency, LLC $ 25,000 Chair, Arrow Board $ 10,000 Chair, GFNB Board $ 10,000 Chair, SNB Board Only non-management Directors receive compensation for their services as Directors. Management Directors (those persons who are also officers) receive no additional compensation for their services as Directors. Therefore, neither Mr. DeMarco, our President and CEO who also became a Director effective July 26, 2023, nor Mr. Murphy, who was both a Director and an executive officer until May 12, 2023, received Director compensation in 2023, although they 6 were entitled to reimbursement of any expenses incurred in connection with their service as Directors. Further, upon his appointment as Chair, Mr. Owens waived the member fees for each of the committees on which he served. The January 2023 and October 2023 Director payments included a portion of the fees payable in shares of Company common stock in accordance with the Arrow Financial Corporation 2023 Directors' Stock Plan (the "2023 DSP") and the predecessor plan. As a result of the delayed filing of the Annual Report on Form 10-K for the year ended December 31, 2022 (the "2022 Form 10-K"), and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the "2023 Q1 Form 10-Q"), the April 2023 and July 2023 quarterly director fees were paid solely in cash. In 2023, fees earned in shares of Company common stock consisted of $7,500 of the Director’s basic annual retainer fee for serving as a Company Director, $6,000 of the Director’s basic annual retainer fee for serving as a Director of GFNB and $3,000 of the Director's basic annual retainer fee for serving as a Director of SNB, as well as 25% of the fees related to serving as Chair of the Board and serving on or chairing the various Board committees. • Director Compensation for 2024 With respect to 2024 Director compensation, at its January 2024 meeting, the Arrow Board of Directors left the 2024 Director retainer fees unchanged from 2023. In accordance with the 2023 DSP, a portion of the Directors’ fees, as determined by the Board in its sole discretion, will be payable to the Directors in shares of Company common stock, as opposed to cash or any other form of compensation, subject to applicable law and the provisions of the plan. Each Director may elect to receive a greater amount or percentage of his or her directors’ fees payable in common stock from the portion that would otherwise be payable to the director by submitting a written annual election to the Chair of the Board by December 15 of each year. With respect to director compensation payable In 2024, Directors Dake and Miller elected to increase the portion of their fee payable in Common Stock such that 100% would be payable in Company common stock. • Directors' Deferred Compensation Plan Under the Company’s Directors’ Deferred Compensation Plan, Directors of the Company and its Subsidiary banks may elect to defer receipt of some or all of the cash fees otherwise payable to them in any year to a later date, subject to certain limits set forth in the Deferred Compensation Plan and applicable law. Under this unfunded plan, amounts deferred are credited to the plan account of the deferring Director. The deferred amounts earn interest from time to time at a rate equal to the highest rate being paid on individual retirement accounts by GFNB. Deferred amounts are ultimately distributable on a date or dates selected by the Director, subject to certain restrictions. Distributions under the plan are payable in cash, either in a lump-sum or in annual installments as the participant may choose. During 2023, no Directors elected to defer fees under the plan. • Incentive Stock-Based Compensation Under the Company’s current long-term incentive plan, the Arrow Financial Corporation 2022 Long-Term Incentive Plan (“2022 LTIP”), the Board is authorized, in its discretion and after consultation with the Compensation Committee, to make grants of stock-based incentive awards to non-management Directors of the Company as additional compensation for their service as Directors. The terms and conditions of awards granted to Directors are established by the Board itself, not by the Compensation Committee. The Board believes the grant of equity incentive awards serves an important purpose by further aligning Directors’ interests with those of our shareholders. Historically, the Board has approved annual grants of a fixed number of stock options to non-management Directors under the 2022 LTIP (and predecessor plans). These options typically vest ratably over a four- year period, subject to accelerated vesting in the event of a change-in-control of the Company. All Directors’ stock options granted under the 2022 LTIP have a maximum term of 10 years from the date of the grant and are exercisable only while the Director continues to serve in such capacity and, for a short period following termination of service. The Board may elect to accelerate the vesting of options on a case-by-case basis, to extend the period of post-termination exercisability up to the maximum term of the option and has most often elected to do so in practice. All options granted to Directors in 2023 will vest ratably over a four-year period, reinforcing the long-term nature of the grant. The exercise price for all stock options granted to Directors in 2023 was the fair market value of the Company’s common stock on the date of grant, i.e., the reported closing price of the stock on such date. 7

In early 2023, the Board granted to each then-current non-management Director who also was a Director in 2022, a standard annual incentive award for a fixed maximum number of stock options under the 2013 LTIP (the then-current LTIP). The number and grant date value of all such options are listed in the “2023 Director Compensation Table” later in this section. Stock Ownership Guidelines In order to better align the interests of Directors with the interests of our shareholders, the Company has established individual stock ownership guidelines for non-management Directors. Under these guidelines, each non- management Director of the Company is expected to achieve, within five years following such Director's election or appointment to the Board, and thereafter to maintain as long as such Director serves as a Director, beneficial ownership of a number of shares of the Company’s stock having a market value at least equal to five times the basic annual retainer fee payable from time to time to such Director for serving on the Company’s Board. Under normal circumstances, if and for so long as a non-management Director does not meet this target level of beneficial ownership, restrictions may be placed on the Director’s ability to sell shares of the Company’s common stock obtained through the exercise of stock option awards previously or subsequently granted to the Director under the 2022 LTIP, predecessor plans or successor plans. The target ownership requirement for each non-management Director is set by the Compensation Committee and Governance Committee, and measured each year by the Governance Committee, using holdings valued as of the Company's record date each year. Common shares owned outright (including shares held jointly with a spouse) or held through Company plans (e.g., the Company’s Automatic Dividend Reinvestment Plan) are currently counted toward the stock ownership requirement. Stock options do not count toward the stock ownership requirement. The independent members of the Board have the discretion to address and approve exceptions. Management Directors are subject to a separate policy. For a description of those guidelines, see “Stock Ownership Policy” for Named Executive Officers in the Compensation Discussion and Analysis section. 2023 Director Compensation Table The following Director Compensation Table summarizes all compensation paid by the Company and its Subsidiaries to the non-management Directors of the Company for the fiscal year ended December 31, 2023. Management Directors (who, in 2023, consisted of Messrs. DeMarco and Murphy) do not receive any compensation for service as Directors of the Company or either of its Subsidiary banks. Compensation received in 2023 by Messrs. DeMarco and Murphy is reported in the “Summary Compensation Table” within the Executive Compensation section. Director Fees Earned or Paid in Cash (a) Stock Awards (b) Option Awards (c) Change in Pension Value/ Nonqualified Deferred Compensation Earnings All Other Compensation 2023 Director Compensation Total Mark L. Behan $ 53,250 $ 17,750 $ 8,017 $ — $ — $ 79,017 Tenée R. Casaccio 57,000 19,000 8,017 — — 84,017 Gregory J. Champion 54,375 18,125 8,017 — — 80,517 Gary C. Dake 58,874 19,626 8,017 — — 86,517 Thomas L. Hoy (e) (f) 37,875 12,625 8,017 — — 58,517 David G. Kruczlnicki 60,000 20,000 8,017 — 1,164 (d) 89,181 Elizabeth A. Miller 54,375 18,125 8,017 — — 80,517 Raymond F. O'Conor 57,000 19,000 8,017 — — 84,017 William L. Owens 74,083 22,750 8,017 — — 104,850 Colin L. Read 58,874 19,626 8,017 — — 86,517 (a) Represents the cash portion of Basic Annual Retainer and fees relating to service on Boards and Committees. (b) Represents that portion of each listed Director’s total 2023 Directors’ fees that were paid in shares of Company stock, in accordance with the 2023 DSP and its predecessor plan. For purposes of determining the number of shares of the Company’s common stock distributable to these Directors, the shares are valued at the market price of the Company’s common stock on the date of distribution, in accordance with FASB ASC TOPIC 718. For the quarterly payments made in January 2023 and October 2023 payments, 8 the Directors received, as payment of that portion of their basic annual retainer fee regularly payable in such year, shares of Company stock and a quarterly distribution of shares at a per share price based on the closing price of Company Stock on the date of distribution. As of December 31, 2023, no non- employee Directors held any unvested stock awards. (c) Stock options granted to Directors are valued in accordance with FASB ASC TOPIC 718. The stock options were granted February 1, 2023, at a per share exercise price of $31.47, the closing price of our common stock on the date of grant as restated for the 3% stock dividend distributed in September 26, 2023. Options vest ratably over a period of four years following the date of grant. As of December 31, 2023, each non-employee Director held the following aggregate number of unexercised stock options (whether vested or not vested): Behan 6,665 options, Casaccio 10,456 options, Champion 2,637 options, Dake 6,701 options, Kruczlnicki 4,910 options, Miller 6,439 options, O'Conor 6,665 options, Owens 6,395 options and Read 7,011 options. (d) Represents interest earned by the listed Director during 2023 on the principal balance of the Director’s account under the Directors’ Deferred Compensation Plan. (e) Mr. Hoy passed away on June 11, 2023 and his 2023 Director compensation is reflective of the term of his service as a Director. (f) Pursuant to the stock option award agreement, all unvested stock awards automatically vested in connection with Mr. Hoy's death. Such vested awards are exercisable by his beneficiary for the full exercise period of 10 years from the grant date. 9

Voting Item 2 – Advisory Approval of Our 2023 Executive Compensation ("Say-on-Pay") Summary and Board Recommendation: In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended, Item 2 is a proposal to approve on an advisory basis the Company’s 2023 executive compensation (“Say-on-Pay”), as described in the Compensation Discussion and Analysis section. This vote is not intended to address a specific item of compensation, but rather the overall compensation of the Named Executive Officers (“NEOs”) and the philosophies, policies and practices as described in this Proxy Statement. Say-on-Pay is an advisory proposal, so the Company is not required to take any action as a result of this vote. However, the Compensation Committee will be asked to review the results of the shareholder vote to determine if any additional action is required, and it will carefully consider the results as part of its regular review and recommendations regarding executive compensation. The Say-on-Pay advisory vote taken at the 2023 Annual Meeting of Shareholders was approved by shareholders. Approval of Say-on-Pay will require the affirmative vote of a majority of the shares of common stock present or represented by proxy at the Annual Meeting and voting on this proposal. Abstentions and broker “non-votes” will not be counted in determining the number of votes cast and, therefore, will have no effect on the outcome of this vote. • Vote Recommendation: Your Board recommends you vote “For,” on an advisory basis, the Company’s executive compensation, or Say-on-Pay. Say-on-Pay Details: The Company believes its executive compensation program is well-designed, appropriately aligns executive pay with Company performance and attracts, motivates and retains individuals whose interests are aligned with shareholders. Please see the Compensation Discussion and Analysis section for more information on compensation decisions and practices. As noted in the Compensation Discussion and Analysis section, the Company takes a conservative and consistent approach to its executive compensation program. We believe the program ties executive compensation in an appropriate way to corporate and individual performance in order to drive Company growth and shareholder value. We also believe the overall compensation programs, use responsible and reasonable methods to motivate, retain and reward the NEOs. This approach helps the Company promote long- term profitability within acceptable risk parameters. The Company's key practices are highlighted below: • Say-on-Pay: Following the frequency of the Say-on-Pay advisory shareholder vote at the 2023 Annual Meeting of Shareholders, the Board determined its current intention to include an advisory vote on executive compensation every year in its Proxy Statement. This will provide annual feedback from shareholders on the Company's pay practices. • Employment Agreements: Consistent with shareholder advisory guidance, the Company's executive employment agreements provide for change of control "double trigger" severance benefits upon a termination of employment without cause or by the executive for good reason by applying the applicable multiple of two to three times to the sum of base pay plus target bonus for the relevant year instead of applying the multiple to the executive average annual taxable compensation for the five-year period prior to the change of control. • Conservative: Total executive compensation is conservative as compared to industry standards and the Company's peer group. • Balanced: The Company's annual bonus plan is a balanced program based on quantitative and qualitative assessment of both the Company’s and the individual executive’s performance. In past years when targeted financial performance was not fully achieved, individually or company-wide, based on either objective or subjective standards, or both, bonuses were materially reduced or not awarded at all, in some cases even if threshold levels of performance were in fact achieved. • Annual Review: The annual bonus is based on goals that are reviewed and updated yearly and are set to encourage long-term profitability within accepted conservative risk parameters. 10

• Shareholder Aligned: Long-term equity-based incentives, such as stock option awards and restricted stock units ("RSUs"), recognize and encourage an alignment of executives' goals over the long term with those of the shareholders. Awards provide for vesting over a three- to four-year period, which may be incremental or cliff vesting. Stock option awards, even at the highest executive level, are generally modest. Exercise prices are determined based on the closing price of the Company’s stock on the day of grant. Stock options only have value if the Company’s stock price increases. • No Backdating or Reloading: The 2022 LTIP, and its predecessors, under which Company stock options are granted does not permit “backdating” or “reloading” of option grants. Downward repricing of our outstanding stock options is not permitted without shareholder approval. • Ownership Requirements: NEOs are required to own specific amounts of our stock based on their annual salaries. • No Tax Gross-Up: The Company does not have tax gross-up plans for NEOs. • No Golden Parachutes: The Company does not have "golden parachutes" for NEOs; the top change-in- control payment is capped consistent with limits in the Internal Revenue Code of 1986, as amended (the "Code") so as to prevent the triggering of excess parachute taxes on the Company. 11

Voting Item 3 – Approval of the Arrow Financial Corporation 2023 Employee Stock Purchase Plan Summary and Board Recommendation: On October 25, 2023, the Board of Directors approved the Arrow Financial Corporation 2023 Employee Stock Purchase Plan (the “Plan”) and reserved 300,000 shares of the Company’s common stock for issuance thereunder. The Plan is an employee stock purchase plan that is intended to satisfy all requirements of Section 423 of the Code. The Board continues to believe that the maintenance of an employee stock purchase plan is in the best interests of the Company because it aligns the interests of the participants with that of the Company’s shareholders. The Company began operating the Plan on January 1, 2024 (the “Inception Date”), subject to approval by the Company’s shareholders within twelve (12) months after its adoption by the Board, as required by Section 423 of the Code. Approval of the Plan will require the affirmative vote of a majority of the shares of the Company’s common stock present in person or represented by proxy at the Annual Meeting and voting on this proposal. Abstentions and broker “non-votes” will not be counted in determining the number of votes cast and, therefore, will have no effect on the outcome of this vote. The Plan is subject to approval by the holders of a majority of the shares present in person or by proxy and voting at a meeting at which the Plan is considered. In the event the Plan is approved, it will replace the Arrow Financial Corporation 2020 Employee Stock Purchase Plan, which the Company suspended in the first quarter of 2023 as a result of delayed filing of the 2022 Form 10-K and 2023 Q1 Form 10-Q. In the event the shareholders of the Company do not approve the Plan at the Annual Meeting: (i) the Plan shall immediately terminate; (ii) all amounts contributed by each participant in the Plan which have not been used to purchase Common Stock will be returned to such participant as soon as practicable; and (iii) purchases under the Plan made from the Inception Date through the date of termination of the Plan shall not be treated as purchased pursuant to an employee stock purchase plan that satisfies Section 423 of the Code and participants would not qualify for favorable tax treatment of such purchases. • Vote Recommendation: Your Board of Directors recommends that you vote ”For” the approval of the Arrow Financial Corporation 2023 Employee Stock Purchase Plan. Summary of the Plan: The principal features of the Plan are summarized below. The complete text of the Plan is set forth in Appendix A to this Proxy Statement. This summary does not purport to be a complete description of all of the provisions of the Plan and is subject in all respects to the provisions contained in the complete text. • Purpose: The primary purpose of the Plan is to provide eligible persons employed by the Company or its Subsidiaries with an incentive to work for the continued success of the Company by encouraging them to acquire a proprietary interest in the Company in the form of the Company’s common stock in order to align their interests with those of the Company. • Administration: The Plan will be administered by the Compensation Committee. As administrator, the Compensation Committee will have full power to interpret the Plan and its decisions will be final and binding. The administrator may appoint and/or retain one or more qualified service providers or other agents, including the Subsidiaries, to assist it in the oversight and operation of the Plan. • Application to Insiders: The Company intends that the purchase and sale of shares of Common Stock under the Plan by or on behalf of those participants who are or may be subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (collectively, “Insiders”) will be structured and conducted so as to render such purchases and sales exempt, to the extent possible, from the reporting obligations of Insiders under Section 16(a) of the Exchange Act and any liability of the Insiders under Section 16(b) of the Exchange Act. • Shares Eligible for Purchase: The maximum number of shares of Common Stock that may be purchased under the Plan on behalf of participants is three hundred thousand (300,000), subject to adjustment in the event of certain subsequent changes in the number of outstanding shares, e.g., stock splits, stock dividends, a corporate reorganization or recapitalization. The total remaining number of shares that may be purchased 12 under the Plan at the time of such change shall be adjusted accordingly. All shares will be purchased from the Company and will consist of authorized but unissued shares or shares held in the treasury of the Company. A table setting forth certain information regarding Arrow's equity compensation plans as of December 31, 2023 can be found in Part II, Item 5 of our Annual Report on Form 10-K for the year ended December 31, 2023, under the caption “Equity Compensation Plan Information.” • Participation: The following categories of persons are eligible to participate in the Plan: those regular employees of the Company or its Subsidiaries who have been employed continuously by the Company or a Subsidiary for at least one full month, provided that such employee is considered employed for purposes of Section 423(b)(4) of the Code; and provided, further that such employee does not or is not deemed to own 5% or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary. Any eligible person who elects to start participating in the Plan may do so by completing the prescribed participation form, indicating thereon the initial level of participation by such participant (which may not be zero) and returning such form to the administrator. Participation in the Plan will commence only as of the first day of a pay period for an eligible enrolled participant. A participant may voluntarily terminate their participation in the Plan at any time by submitting notice on a form prescribed by the administrator. • Contributions: Contributions typically will be made through regular payroll deductions. In appropriate circumstances, the administrator, in its absolute discretion, may permit other methods of making contributions under the Plan. Participants may increase or decrease their level of contributions from time to time within limitations established by the Compensation Committee; provided, however, that those participants who are Insiders may not change the level of their contributions to the Plan except in accordance with applicable law and Company policy. The Compensation Committee may from time to time, at its discretion, establish limitations on the maximum amounts or levels and the minimum amounts or levels that may be contributed by individual participants during a designated period (e.g., per month or per pay period) under the Plan. The administrator may specify a single set or more than one set of such limitations (collectively, the “Contribution Limitations”) for participants, provided that all participants of any similarly-situated category shall be subject to the same set of Contribution Limitations at any given time. • Purchase Price; Investment in Shares: As administrator, the Compensation Committee determines from time to time the purchase price for shares of our stock purchased under the Plan, including the discount from current market price that may apply from time to time. The discount for purchases under the Plan is 10%, or such greater or lower percentage as may be determined from time to time by the Compensation Committee, though the discount will not exceed 15%. Contributions are accumulated by the administrator at regular intervals determined by the administrator, but typically not less than monthly, for all of the participants and invested in shares acquired from the Company at the appropriate purchase price or prices. Acquired shares are held in Plan accounts for the participants until distributed or sold at their request into the market. • Plan Accounts; Shareholder Rights; Dividends and Withdrawal of Shares: The administrator will ensure that a separate account is maintained for each participant (each a “Plan Account”), which will reflect all contributions by a participant, purchases of shares of Common Stock, all dividends and other amounts paid on shares held in such Plan Account, all sales of shares, and all withdrawals of shares or funds by the participant. Each participant will have the authority to direct the administrator in the manner of voting the shares of Common Stock held in such participant’s Plan Account or regarding any other action that may be taken by shareholders of the Company with respect to shares of Common Stock owned by them. Any dividends paid on shares of Common Stock credited to the Plan Account of a participant will be reinvested automatically in additional shares of Common Stock of the Company under the Arrow Financial Corporation Automatic Dividend Reinvestment Plan (the “DRIP”) on the next dividend reinvestment date under the DRIP, which will not necessarily coincide with the next investment date under the Plan. All additional shares of Common Stock purchased with reinvested dividends will also be credited to the Plan Accounts of such participant. 13

A participant may elect, without terminating his or her participation in the Plan, to receive a distribution of any or all whole shares of Common Stock held in such participant’s Plan Account not more than twice in any calendar year, by written request directed to the administrator. • Amendment or Termination of the Plan: The Plan is subject to approval by the holders of a majority of the shares of the Company present in person or represented by proxy and voting at the Annual Meeting. If the Plan is approved by the shareholders at the Annual Meeting, the Plan would continue until all reserved shares have been purchased unless earlier terminated. The Board in its sole discretion may amend or terminate the Plan at any time, provided that no such amendment or termination may adversely affect the rights or interests of existing participants with respect to the shares then held in their Plan Accounts. If any amendment of the Plan would require shareholder approval under any applicable law or regulation, including the rules and regulations of the Securities and Exchange Commission ("SEC") or an applicable securities exchange, the amendment will not be effective unless and until such approval is received. In the event the shareholders of the Company do not approve the Plan at the Annual Meeting, the Plan shall immediately terminate. • New Plan Benefits: If the Plan is approved by the shareholders, benefits under the Plan will depend on the extent to which eligible persons elect to participate and the fair market value of our stock at various future dates. • Tax Consequences to Participants: Participants will not realize taxable income when the Company allows for discounted purchases of Common Stock under the terms of the Plan or when shares are purchased under the Plan. To qualify for favorable tax treatment on the sale, transfer or other disposition of shares acquired under the Plan, the disposition may not occur before the later of (a) one year after the purchase date, or (b) two years after the beginning of the applicable offering period or grant date (other than a disposition resulting from the participant’s death) (a “Qualifying Disposition”). In the event of a Qualifying Disposition, participants would be subject to ordinary income tax in the year in which the shares are sold on an amount equal to the lesser of (a) the applicable discount from the fair market value of the shares on the purchase date or (b) the excess of the sale price for the shares that are sold (or in the cases of death or other disposition, the fair market value of the shares on the date of death or other disposition) over the purchase price for the shares. In the event of any disposition other than a Qualifying Disposition, then the excess of the fair market value of the Common Stock on the purchase date over the purchase price would be recognized by the participant as ordinary income at the time of the sale or other disposition and capital gain or loss must also be recognized in the year of sale. Notwithstanding the foregoing, in the event the shareholders of the Company do not approve the Plan at the Annual Meeting: (i) the Plan shall immediately terminate; (ii) all amounts contributed by each participant in the Plan which have not been used to purchase Common Stock will be returned to such participant as soon as practicable; and (iii) purchases under the Plan made from the Inception Date through the date of termination of the Plan shall not be treated as purchased pursuant to an employee stock purchase plan that satisfies Section 423 of the Code and participants would not qualify for favorable tax treatment of such purchases. • Tax Consequences to the Company: To the extent a participant recognizes income in connection with a disqualified disposition of shares under the Plan, the Company will be entitled to take a tax deduction in an amount equal to the amount includable by the disposing participant as ordinary income. The Company’s tax deduction will be taken in the taxable year in which a participant recognizes the income. 14

Voting Item 4 – Ratification of the Selection of Crowe as Our Independent Auditor for 2024 Summary and Board Recommendation: Appointment of Independent Registered Public Accounting Firm The Audit Committee appoints our independent registered public accounting firm. In this regard, the Audit Committee evaluates the qualifications, performance and independence of our independent registered public accounting firm and determines whether to re-engage our current firm. As part of its evaluation, the Audit Committee considers, among other factors, the quality and efficiency of the services provided by the firm, including the performance, technical expertise, industry knowledge and experience of the lead audit partner and the audit team assigned to our account; the overall strength and reputation of the firm; the firm’s global capabilities relative to our business; and the firm’s knowledge of our operations. On March 14, 2024, the Audit Committee appointed Crowe as our independent registered public accounting firm for the fiscal year ending December 31, 2024 and dismissed KPMG LLP (“KPMG”), which had served as our independent registered public accounting firm since 1990 until its dismissal on March 14, 2024. Neither Crowe nor any of its members has any direct or indirect financial interest in or any connection with us in any capacity other than as our auditors and providing audit and permissible non-audit related services. Although ratification is not required by our bylaws or otherwise, the Board is submitting the selection of Crowe to our shareholders for ratification because we value our shareholders’ views on the Company’s independent registered public accounting firm and it is a good corporate governance practice. If our shareholders do not ratify the selection, it will be considered as notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders. Representatives of Crowe are expected to attend the Annual Meeting. Change in Independent Registered Public Accounting Firm As previously disclosed, on March 14, 2024, the Audit Committee of the Board approved the engagement of Crowe as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. On March 14, 2024, the Audit Committee dismissed KPMG as the Company’s independent registered public accounting firm effective immediately. The reports of KPMG on the Company’s consolidated financial statements for each of the two fiscal years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. In the fiscal years ended December 31, 2022 and 2023 and in the subsequent interim period through March 14, 2024, there were no "disagreements" (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the matter in its report on the financial statements for such years. In the fiscal years ended December 31, 2022 and 2023 and in the subsequent interim period through March 14, 2024, there were no “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K), except that, as reported in Part II, Item 9A of the Company’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2023 and 2022, as filed with the SEC on March 11, 2024 and July 17, 2023, respectively, the Company reported material weaknesses in its internal control over financial reporting during such period which are described below: • The Company did not maintain effective monitoring controls related to 1) Internal Audit’s testing of management’s internal control over financial reporting, 2) the completeness and accuracy of information 15 presented to the Audit Committee by Internal Audit, and 3) the related Audit Committee oversight over Internal Audit’s testing of management’s internal control over financial reporting. • With regard to the conversion of our core banking information technology system that occurred in September 2022, the Company did not effectively perform risk assessment procedures to identify the impact of the conversion on our internal control over financial reporting. The Company provided KPMG with a copy of the disclosures contained in the Company’s Current Report on Form 8- K filed on March 19, 2024 and requested that KPMG furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements contained herein. A copy of KPMG’s letter, dated March 19, 2024, was filed as Exhibit 16.1 to such Current Report on Form 8-K. During the fiscal years ended December 31, 2022 and 2023 and the subsequent interim period through March 14, 2024, neither the Company nor anyone on its behalf consulted with Crowe with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Crowe concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K). Ratification of the selection of Crowe will require the affirmative vote of the holders of a majority of the shares of common stock present or represented by proxy at the Annual Meeting and voting on this proposal. • Vote Recommendation: Your Board recommends you vote “For” the ratification of the independent registered public accounting firm, Crowe, as the independent auditor of the Company for the fiscal year ending December 31, 2024. Independent Registered Public Accounting Firm Fees: The following table sets forth the aggregate fees billed to the Company and its Subsidiaries for the fiscal years ended December 31, 2023 and 2022, by the Company’s then independent registered public accounting firm, KPMG. The tax fees in this table represent fees paid to KPMG for the specified year for tax preparation and consulting services. Categories of Service 2023 2022 Audit Fees $2,689,630 $ 1,700,573 Audit-Related Fees 25,000 8,500 Tax Fees 108,250 105,600 All Other Fees — — Total Fees $ 2,822,880 $ 1,814,673 16

Audit Committee Report Each member of the Audit Committee qualifies as independent under both the NASDAQ standards for independent directors and the more rigorous SEC standards for independent Audit Committee members. For more detail, see the Corporate Governance section. The Audit Committee assists the Board in fulfilling its oversight role relating to the Company’s financial statements and the financial reporting process, including the system of disclosure controls and the Company’s internal controls and procedures. Its duties include reviewing the independent registered public accounting firm’s qualifications and independence, the performance of the independent registered public accounting firm, and the Company’s internal audit function. The duties of the Audit Committee are set forth in the Audit Committee Charter, which has been adopted by the Board and is reviewed annually by the Committee. A copy of the current charter of the Audit Committee is available on our website at www.arrowfinancial.com/corporate/ governance. Management has the responsibility for preparing the Company’s consolidated financial statements and for assessing the effectiveness of its internal controls over financial reporting. The Company’s independent registered public accounting firm for 2023, KPMG, had the responsibility for auditing these consolidated 2023 financial statements. KPMG reported directly to the Audit Committee, and they met on a regular basis. The Audit Committee has reviewed and discussed with management and KPMG the Company’s audited consolidated financial statements as of and for the year ended December 31, 2023. The Audit Committee has also discussed with management its assertion on the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, and has discussed with KPMG the matters required to be discussed by professional standards. The Audit Committee has received and discussed the written disclosures and the letter from KPMG required by Public Company Accounting Oversight Board Rule 3526, “Communication with Audit Committees Concerning Independence.” The Audit Committee has discussed with KPMG the firm’s independence and determined that the non-audit services provided to the Company by KPMG are compatible with its independence. Based on this review and discussion, the Audit Committee recommended to the Board that the audited consolidated financial statements of the Company and its Subsidiaries, and management’s assertion on the design and effectiveness of internal control over financial reporting of the Company and its Subsidiaries, be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC. On March 14, 2024, the Audit Committee approved the engagement of Crowe as the Company’s independent registered public accounting firm for 2024 and the scope of its work. Colin L. Read, Chair Gregory J. Champion David G. Kruczlnicki Elizabeth A. Miller 17

Corporate Governance The Board’s Corporate Governance Guidelines provide the framework within which the Company’s Directors and executive officers manage the business and affairs of the Company. The Company is managed under the direction and oversight of the Board. The Board appoints the CEO, who is responsible for the day-to-day operation of the Company. The Board’s primary responsibilities, thereafter, are to oversee management and to exercise its business judgment to act in what it reasonably believes to be the best interests of the Company and its shareholders. At least once each year, the Board will review the Company’s long-term strategic plans and future key issues. The Governance Committee of the Board is responsible for reviewing with the full Board, on an annual basis, the requisite skills and characteristics of all Board members, as well as nominees for Director and the composition of the Board as a whole. This assessment will include whether individual Directors or nominees qualify as independent under applicable law and guidelines, as well as consideration of diversity, age, skills and experience of the Directors as a group in the context of the needs of the Board. The Company believes that a diverse Board advances the Company's interests by providing a variety of perspectives on important matters and improving our service to our communities. The Company has had a longstanding commitment to board diversity and currently exceeds NASDAQ diversity requirements. Please see our "Board Diversity Matrix" included in Voting Item 1 – Election of Directors section for more detail on our current Board profile. A majority of Directors must meet the criteria for general Board independence as required and defined by NASDAQ. Directors generally must satisfy certain other applicable laws, rules and regulations. The Board’s membership is divided into three classes, as equal in number as possible given the number of Directors. Generally, one class is elected each year by the Company’s shareholders to a term of three years. The Governance Committee identifies and recommends to the full Board suitable candidates for nomination for Director, including, when appropriate, incumbent Directors. In making its recommendations, the Governance Committee will consider any proposals it properly receives from shareholders for Director nominees. Shareholders may propose a Director candidate for consideration by the Governance Committee by following the rules described under “Shareholder Submissions of Director Nominees for the 2025 Annual Meeting” in the Additional Shareholder Information section. The Governance Committee’s recommendations of candidates for nomination will be based on its determination as to the suitability of the particular individuals, and the slate as a whole, to serve as Directors of the Company, taking into account the criteria discussed above. When evaluating incumbent Directors who are nominated for reelection, the Governance Committee considers, in addition to past performance, each such Director’s attendance record for meetings of the Company’s Board, its Subsidiary banks’ boards and committees on which the Director serves, as applicable. See “Director Nomination Process” in the Voting Item 1 – Election of Directors section for a discussion of additional criteria considered in the selection of Directors for nomination. The Board does not believe that Directors should be subject to term limits. While term limits may in some cases enhance the flow of fresh ideas and viewpoints in the boardroom, they may also result in the loss of knowledgeable and experienced Directors, whose insights into the Company and its operations typically expand and deepen over time. When evaluating whether incumbent Directors should be renominated, the Governance Committee will consider, in addition to the incumbent’s prior performance on the Board, the same general qualities and attributes, such as suitability, character, general experience and background that it applies to new candidates for Director. Additionally, the Company’s bylaws provide that Directors will retire from the Board at the first Annual Meeting of Shareholders held on or after they attain the age of 75. Board Leadership Structure: Currently, the Board leadership structure separates the roles of Chair and CEO, therefore not requiring the appointment of a lead independent Director to serve as a liaison between the Chair and the independent Directors. The Board believes that the separation of the offices of the Chair and CEO is appropriate at this time as it maximizes the effectiveness of Board leadership and allows our CEO to focus primarily on management responsibilities. Further, the Company has a Board comprised largely of Directors who qualify as “independent” under the NASDAQ general independence guidelines. The Company’s bylaws permit the Board to appoint both a chair and vice-chair, as it deems appropriate in its discretion. 18

Mr. Hoy, the Company's former CEO who retired in 2012, served as Chair until May 2023 due to his longstanding experience with the Company, along with his strong leadership capability and banking expertise. When Mr. Hoy stepped down, the Board appointed Mr. Owens as Chair. Mr. Owens previously served as Lead Director from 2017 until his appointment as Chair. Mr. Hoy passed away on June 11, 2023. Mr. Murphy, the Company's President and CEO until May 12, 2023, was the only member of the Board who was also an employee of the Company. Upon Mr. Murphy's departure, the Board of Directors appointed Chief Banking Officer and Senior Executive Vice President David S. DeMarco as President and Chief Executive Officer of the Company and its lead Subsidiary, GFNB. Mr. DeMarco continues to serve as President and Chief Executive Officer of SNB. The Board appointed Mr. DeMarco as a Director on July 26, 2023. Since Mr. Owens has reached the age of 75, which is the Directors' retirement age as stipulated by the Company's bylaws, Mr. Owens is expected to retire from the Board at the Annual Meeting on June 5, 2024. At that time, the Chair of the Board and his committee memberships will be addressed by the Board. The Governance Committee and the independent Directors will continue to evaluate the Board’s leadership structure as part of its regular review of corporate governance and succession planning to ensure that it remains best suited for the Company and shareholders. Board Committees: The Board has three standing committees whose membership and responsibilities must meet certain NASDAQ and SEC requirements. These standing committees are the Audit, Compensation and Governance Committees (collectively, the “Committees”). The Board may from time to time establish or maintain additional committees, as it deems necessary or appropriate, the membership of which may include one or more Directors, as well as non- Directors. One such additional committee that the Board has established is the Executive Committee, which is described later in this section. Committee Membership The Governance Committee regularly reviews committee membership and makes recommendations for changes on an annual basis, with consideration given to the qualifications and preferences of individual Directors and the specific requirements, if any, of NASDAQ and the SEC for service on such committees. The Board gives consideration to rotating committee members periodically, to the extent feasible under applicable laws and regulations governing the membership requirements of the Committees, but the Board does not believe rotation should be mandated as policy, nor that service by a Director on a committee should be subject to term limits. All members of the three standing Committees are independent Directors, as defined (and generally required) under applicable law, rules and regulations (see “Director Independence” later in this section for more detail). A table showing the current members of each of the standing Committees follows: Director Audit Committee Compensation Committee Governance Committee Mark L. Behan X Gregory J. Champion X X Gary C. Dake X Chair David G. Kruczlnicki X Chair Elizabeth A. Miller X X William L. Owens X X Colin L. Read Chair X Each of the three standing Committees has its own charter that sets forth the purposes, goals and responsibilities of the Committee, as well as the qualifications for membership, procedures for appointing members, structure and operations and policies for Board oversight of the Committee. Each has the power to hire, at the Company’s expense, independent accounting, compensation, financial, legal or other consultants, as the members may deem necessary and appropriate, consistent with the overall authority to retain such advisors as set forth in the Committee’s charter, including budgeting or professional conditions and limitations. Management approval will not be required for engagement of consultants, although management normally will be advised and consulted prior to any such engagement to avoid, among other things, conflicts of interest. 19

Committee Descriptions A description of each of the three standing Committees, as well as the Executive Committee, follows: • Audit Committee: Dr. Read is Chair of the Audit Committee; he has served in this role since 2020. The Audit Committee’s primary duties and responsibilities are to select and appoint the independent auditors each year; monitor the independence and performance of the Company’s independent auditors and internal Audit Department; monitor the quality and integrity of the Company’s financial reporting process and systems of internal controls regarding accounting, financial and legal compliance; and provide a means of communication among the independent auditors, management, the internal Audit Department and the Board. The Audit Committee also reviews business or financial transactions between the Company and Company insiders and their related parties, such as any transactions with an individual Director or business entity in which the Director has a controlling or material interest. In accordance with applicable rules, the Audit Committee must specifically approve in advance all services performed by the independent auditor. The Audit Committee met 16 times in 2023, all then-serving members attended these meetings. For additional information, see the Audit Committee Report section. • Compensation Committee: Mr. Kruczlnicki is Chair of the Compensation Committee; he has served in this role since 2013. The Compensation Committee’s principal responsibility is to review and approve, not less often than annually, all aspects of the compensation arrangements and benefit plans covering the Company's executive officers, including the CEO, subject to full Board approval, where appropriate. The Compensation Committee also periodically reviews the compensation of the Board and makes recommendations to the full Board with respect to the types and amounts of compensation payable to the Directors for service on the Company’s Board, the boards of its Subsidiary banks, and committees thereof. The Compensation Committee also consults with management and provides general oversight of the compensation and benefit programs and policies for employees. The Compensation Committee met five times in 2023, all then-serving members attended these meetings. For additional detail regarding executive compensation and the role of the Compensation Committee, see the Compensation Discussion and Analysis section. • Governance Committee: Mr. Dake is the Chair of the Governance Committee; he has served in this role since 2017. The Governance Committee is specifically charged with establishing procedures with respect to the Director nomination process; reviewing and considering Director nominees, including incumbent nominees, and making recommendations to the Board regarding nominees; reviewing and recommending practices and policies related to the Company's environmental, social and corporate governance strategy; reviewing annually and reporting to the Board regarding the independence of Company Directors and satisfaction by the Board and committee members of applicable requirements or qualifications; reviewing annually and reporting to the Board regarding the performance of the Board; reviewing periodically and making recommendations regarding Company codes of conduct and ethics policies for Directors, executive officers and employees and with respect to Board policy, including the Company's committee charters; and reviewing Director training initiatives. The Governance Committee met three times in 2023, and all then- serving members attended each of these meetings. • Executive Committee: The main purpose of the Executive Committee is to act on matters that may require immediate attention at a time when it is impractical or inconvenient to convene the entire Board. The Executive Committee has the full authority of the Board, subject to certain restrictions established by law or the Company’s governing documents. For example, the Committee is not authorized pursuant to the bylaws to make submissions to shareholders requiring shareholder approval, fill vacancies on the Board or any of its committees, fix compensation of the Board, make changes to the bylaws, or repeal any prior resolution of the Board. Because the Board believes proper governance involves the entire Board in the Company’s decision-making process, the Board strives to keep meetings of the Executive Committee to a minimum. The Executive Committee is currently comprised of the Board Chair and the Chairs of the three Board Committees. The Executive Committee did not meet in 2023. Executive Session In addition to regular Board and committee meetings, Directors meeting the general independence test under NASDAQ meet on occasion in Executive Session to discuss any matters deemed relevant to the Company’s 20 operation and condition. No current members of management are in attendance during these sessions, which are chaired by the Board Chair. Generally, the Lead Director, prior to May 2023, and the Board Chair, thereafter, will poll independent Directors prior to or in connection with each Company Board meeting and, if there is a consensus to do so, an Executive Session will be held. Due to the expectation of confidentiality that characterize Executive Sessions, typically official records are not maintained during the Executive Sessions unless a binding corporate decision or action is taken. The independent Directors held five Executive Sessions in 2023. Attendance In 2023, the Board had five regularly scheduled meetings, four special Board meetings and 24 separate committee meetings (five Compensation Committee meetings, 16 Audit Committee meetings and three Governance Committee meetings.) There was 100% attendance at all Board meetings, and all then-current Board members met the requirements of Item 402(b) of the SEC’s Regulation S-K by attending more than 75% of the meetings to which they were invited. Four of the 10 then-current Directors attended the 2023 Annual Meeting of Shareholders. Code of Ethics The Governance Committee has adopted a Business Code of Ethics which applies to all Directors, officers and employees of both the Company and its Subsidiary banks. The Business Code of Ethics addresses a wide range of issues and is intended to satisfy the requirements for a code of conduct set forth in the listing standards issued by NASDAQ. Additionally, the Governance Committee has adopted a Financial Code of Ethics which applies to the Company’s CEO, Chief Financial Officer ("CFO"), Principal Accounting Officer, controller and any other officers who perform similar functions. The Financial Code of Ethics complies with the SEC’s requirements for a code of conduct established under Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the SEC thereunder. Complete copies of each of the current charters of the Audit Committee, the Compensation Committee and the Governance Committee, as well as copies of the Corporate Governance Guidelines, the Business Code of Ethics and the Financial Code of Ethics are available on our website at www.arrowfinancial.com/corporate/governance. The Company intends to post on that page any substantive amendment to, or waiver granted from, the Financial Code of Ethics or Business Code of Ethics that relates to any element of such code enumerated in Item 406(b) of Regulation S-K within four business days of such amendment or waiver. Director Independence: Under applicable law and regulation, it is the responsibility of the Board to review and make a determination regarding the independence and qualifications of each member, as well as additional review and determination for members of certain committees. Under the NASDAQ listing standards, a majority of the members of the full Board must meet a general independence requirement. The Board has determined that the following Company Directors met this requirement: Behan, Champion, Dake, Kruczlnicki, Miller, O'Conor, Owens and Read. Director DeMarco is not independent due to his position as the Company President and CEO. Prior to Mr. Murphy's Departure, Director Murphy was not independent due to his position as the Company President and CEO. Director Casaccio is not independent for the reasons noted below. In making its independence determinations for individual Directors, the Board considers transactions and relationships between (i) the Company and its Subsidiaries, and (ii) the Directors and/or their immediate family or any businesses they control. The Board considers the objective tests for Director independence set forth in the NASDAQ listing standards and other regulatory guidelines for such transactions and relationships, as well as a variety of subjective factors, including particular or unique relationships between the Company and the Director, even if such relationships do not exceed the specific dollar threshold that would disqualify such Director under applicable regulatory guidelines. In its review of Director independence at year-end 2023, the Board considered the following 2023 transactions between the Company and the following individual Directors: • Ms. Casaccio is President and part-owner of JMZ Architects and Planners, PC ("JMZ"), an architectural firm located in Glens Falls, New York. In 2016, GFNB engaged JMZ to provide architectural, design and space utilization services for the four buildings located in downtown Glens Falls that represent GFNB’s main campus. The project was completed in 2023, and in 2023 payments to JMZ totaled approximately 21

$127,000. Given the level of payments to JMZ, Ms. Casaccio will not be deemed to be an independent director and will not serve on any of the Board’s committees. See “Related Party Transactions” later in this section for further information on these business transactions. • Mr. Dake is President of Stewart’s Shops Corporation ("Stewart's"), a large, private company that owns and operates a regional chain of convenience stores. During 2023, the Company's Subsidiary banks paid approximately $105,000 to Stewart’s for rent and incidentals for leased space at market rates and other immaterial purchases. This amount is less than 0.01% of the annual gross revenue of Stewart’s, which approximates $2.5 billion. The Board has determined that the Company’s payments were below the objective limits for general Director independence set forth in the NASDAQ listing standards and that the Company’s relationship with Stewart’s and Mr. Dake did not compromise his independence. • Ms. Miller is the grantor of The Elizabeth A. Miller Family Irrevocable Insurance Trust which leased an administrative office to the Company during 2023. Total 2023 payments on this lease were $10,000. The Board has determined that the Company’s payments were below the objective limits for general Director independence set forth in the NASDAQ listing standards and that the Company’s relationship with Ms. Miller did not compromise her independence. • Mr. Owens is Managing Partner at the law firm of Stafford, Owens, Piller, Murnane, Kelleher & Trombley, PLLC (“Stafford Owens”). During 2023, Stafford Owens received approximately $14,000 of total payments from certain GFNB loan customers in connection with its representation of GFNB at loan closings. The Board determined that the total payments received by Stafford Owens from all sources in connection with the firm's representation of GFNB in 2023 were well below the objective limits for general Director independence set forth in the NASDAQ listing standards and the relationship did not compromise Mr. Owens' independence. There were no “Compensation Committee interlocks,” as defined under the SEC rules, in existence during fiscal year 2023. No member of the Compensation Committee is a current or former employee of the Company or any of its Subsidiaries. No member of the Compensation Committee is party to any related party transactions with the Company requiring disclosure by us hereunder except Director Casaccio (see “Related Party Transactions” later in this section). In addition to meeting NASDAQ general independence standards applicable to Directors, the Directors who serve on the Audit and/or Compensation Committees must meet certain additional independence or regulatory requirements, some of which may be more rigorous than the general standards. The Board has determined that Directors Champion, Kruczlnicki, Miller and Read, who constitute the Audit Committee, all meet the SEC’s more stringent independence requirements for Audit Committee members. The Board has also determined that Directors Kruczlnicki and Read each qualify as an “Audit Committee Financial Expert,” as defined by the SEC rules (not all Audit Committee members need to be financial experts). Further, the Board has determined that Directors Behan, Dake, Kruczlnicki and Owens, who constitute the Compensation Committee, all meet the independence requirements of NASDAQ and the SEC for Compensation Committee members. Related Party Transactions: Under the Company’s Statement of Policy with respect to Related Party Transactions, the Audit Committee or the Board itself must approve certain transactions or relationships between the Company and its “related parties,” including Directors and executive officers, as well as their immediate family members and controlled companies, if such transactions or relationships in any year will involve an aggregate dollar amount of goods, services or payments in excess of $120,000. Loans from the Company's Subsidiary banks to Directors and executive officers, their families and controlled businesses, and other related parties, are generally exempt from the above described preapproval policy, as most such loans are subject to Board preapproval under a separate federal banking law, Regulation O. 2023 Transactions with Related Parties During 2023, several Directors and executive officers and/or their related parties had outstanding loans from one or both of the Company's Subsidiary banks in amounts of $120,000 or more. All such loans were made in the ordinary course of business of the bank, on the bank’s standard terms and conditions, and did not involve more than normal 22 risk of collectability or present any other preferential features. As of March 31, 2024, none of these loans were classified by the Company as a non-accrual, past due, restructured or potential problem loan. A summary of the single transaction in 2023 between the Company and a related party that involved an aggregate dollar amount in excess of $120,000 follows: • Ms. Casaccio is President and part-owner of JMZ, an architectural firm located in Glens Falls, New York. In 2016, GFNB engaged JMZ to provide architectural, design and space utilization services for the four buildings located in downtown Glens Falls that represent GFNB’s main campus. The project was completed in 2023, and in 2023 payments to JMZ totaled approximately $127,000. The terms of the engagement from GFNB’s perspective were no less favorable than terms the Company could have obtained from a non- related party for comparable services in an arms-length transaction. Board Risk Oversight: The Board has responsibility for the oversight of risk management within the Company. The Board and its committees regularly discuss and review with management the areas of material risk exposure, the potential impact of such risks on the Company, the steps taken to monitor Company exposure to these risks and the controls adopted to mitigate such risk exposure. The Board Committees assist the Board in fulfilling its oversight responsibilities throughout the year, as follows: • Audit Committee: Reviews financial risk exposures by monitoring the independence and performance of the Company’s internal and external auditors, and the quality and integrity of the Company’s financial reporting process and systems of internal controls. • Compensation Committee: Reviews all aspects of the compensation paid to executive officers, Directors and employees in general. The Committee assesses the ways, if any, in which any aspect of its executive compensation program may, as an unintended consequence, incentivize action or activities that expose the Company to inappropriate risks. • Governance Committee: Focuses on the management of risks associated with Board organization, membership, structure and performance through its nomination process and Director independence assessment, its review of the organizational and governance structure of the Company and its periodic review of Board practices and policies concerning environmental, social and corporate governance. In addition to these Board Committees, the Company has an Enterprise Risk Management (“ERM”) Committee at the senior management level to assist the Board by providing reasonable assurance regarding the achievement of the Company’s strategic objectives and to enhance the long-term value of the Company. The ERM Committee uses a Board-approved program that is applied both strategically and tactically, and is designed to identify, and manage on a holistic basis, potential and actual risks that may affect the Company. It is based on principles in the "Enterprise Risk Management – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and other regulatory guidance. The Board receives periodic reports from the ERM Committee, which is chaired by the Director of Compliance and Risk ("DoCR") and includes executive, senior, and other designated managers as appropriate. The DoCR's primary function is to oversee risk management as well as regulatory and compliance requirements. The DoCR reports directly to the Chief Risk Officer. With regard to cyber risk, Arrow employs an in-depth, layered, defensive approach that leverages people, processes and technology to manage and maintain cybersecurity controls. The Board, Chief Information Officer, Director of Information Technology and our ERM Committee all have a role in the cybersecurity risk management program. The Company employs a variety of preventative and detective tools to monitor, block and provide alerts regarding suspicious activity, as well as to report on any suspected advanced persistent threats. Arrow has implemented and regularly reviews and updates extensive systems of internal controls and procedures as well as corporate governance policies and procedures intended to protect its business operations, including the security and privacy of all confidential customer information. 23

Socially Conscious Performance: Corporate responsibility and sustainability play an important role in our current business strategy and long-term value creation for our shareholders, customers, communities and team members. We believe that socially conscious performance is critical to attracting and retaining the best talent, meeting the evolving needs of our customers and being good stewards of our communities. We are committed to operating in a manner that provides and maintains safe and healthy working conditions, protects the environment and conserves natural resources. We operate in compliance with applicable laws and regulations and are firmly committed to responsibly conducting business. Arrow remains committed to strengthening financial lives within our communities through the power of care, capability, commitment and collaboration. Through our partnership, we aim to deliver meaningful engagement that translates into long-term value for our team, our customers, our communities and our investors. We are dedicated to providing professional development and holistic support to our team and are working on many ways to demonstrate the value of differences, particularly around diversity, equity, inclusion and belonging (“DEIB”). We have taken the following steps: Employees • Annual engagement with a diversity and inclusion consultant to assess diversity within our employee base and support for setting and tracking goals to encourage the advancement of minorities, women, veterans and persons with disabilities • Professional development, wellness and mental health services to our employees through the Employee Experience Department and through outside Employee Assistance Program (EAP) contracted services • Ongoing outreach to measure employee engagement • Incorporated inclusion and belonging into our human resources policies, practices and learning and development programs • Encouraged and facilitated employee giving through payroll deduction, dress-down days, and a fundraising campaign that totaled more than $103,000 out of their own pockets, a true reflection of our culture of giving Arrow is proud of our many contributions to our customers and communities, including our commitment to conserving natural resources, complying with environmental regulations, meeting the financial needs of the low- to moderate- income population and giving back in dollars and volunteer hours. Steps taken in this area include: Customers • Included energy-saving features into the renovation of our branches, such as interior and exterior LED lighting and energy-efficient plumbing in 60 percent of our branch network • Incorporated the above environmentally friendly attributes into our Glens Falls, New York, headquarters renovation, which includes approximately 76,000 square feet of office space; motion-activated lighting; significant improvements to exterior wall and roof insulation; new HVAC systems with higher efficiency, which meet modern fresh-air and ventilation requirements; energy-efficient windows and entry doors; low-VOC materials; a separate tie-in to the city stormwater and sewer system to bypass the municipal treatment of rainwater collected off the building; and green plantings on a portion of the roof • Installed solar panels at 20 South Street, part of our corporate headquarters, to support the main campus with approximately 3,000 square feet of green energy • Reduced emissions via remote work and video conferencing for large segments of employees • Provided and encouraged digital banking options and paperless statements • Installed electric vehicle charging stations at our SNB Main Office • Lending program to facilitate first-time home ownership • Bank On-certified checking product for the unbanked or under banked population with no overdraft fees • Partnership with numerous organizations to meet the financial needs of the low- to moderate-income population • Educated and empowered our customers to prevent, detect and report fraud on their accounts with us • Introduced easy-to-use fraud prevention digital services for businesses to monitor and approve activity on their accounts Communities • Maintained our philanthropic support of environmental sustainability in our community, including organizations that impact soil and water conservation, land conservation, sustainable farming, mountain and lake protection and stewardship, and parks and recreation 24

• Donated nearly $3 million in giving in the last five years and more than 31,000 hours served in the last four years • Donated more than $781,000, including more than $103,000 from employee donations directly, and employees logged nearly 11,200 volunteer hours in 2023, a 19 percent increase over 2022, in support of arts and culture, child care, economic and workforce development, emergency assistance, food security, financial literacy, mental and physical health, safe and affordable housing, transportation and more • Prioritization of donations to organizations that make it their mission to provide affordable homeownership, environmental or sustainable activities and programming, economic empowerment, health and human services and social progress • GFNB and SNB maintain the Overall CRA rating of “Satisfactory” for meeting the credit needs of the communities within their assessment areas consistent with safe and sound operations. Our Subsidiary banks maintain the CRA rating of “Outstanding” for providing Community Development Services that meet the needs of their communities within their assessment area through the combinations of loans, investments and services. Arrow believes that strong corporate governance is the foundation to delivering on our commitments to stakeholders. Arrow adheres to a comprehensive governance program. Steps taken in this area include: Shareholders and Corporate Governance • Longstanding dedication to diversity on Arrow’s Board of Directors, exceeding NASDAQ requirements • Both GFNB and SNB have maintained their Bauer Financial 5-Star "Exceptional Performance" ratings for the 16th and 14th consecutive years, respectively • Developed Sustainability Investment Models for our socially conscious clients • Strong cybersecurity protections and training • Strong dedication to information security and data privacy • Majority “independent” Directors • Diverse Board of Directors with strong risk oversight • Competitive and equitable compensation practices • Benchmarking and third-party consultation with respect to compensation decisions Shareholder Communications With the Board of Directors: Any shareholder communication that is sent generally to the Company or the Board is directed to the Corporate Secretary, who will review it and advise the Board of the communication. Any such shareholder communication that is directed to an individual Director, Directors or a committee of the Board will be forwarded by the Corporate Secretary to such Director(s) or committee. The Corporate Secretary will retain and make available all such communications for review by the appropriate parties and will periodically summarize and report all such shareholder communications to the Board. Shareholders may communicate to the Board, to an individual Director or Directors, or to a particular committee of the Board by directing such communication either by email to corporatesecretary@arrowbank.com or in writing to: Board of Directors – Shareholder Communications, c/o Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801. If a shareholder intends such communication to be delivered to an individual Director, specific Directors, or particular committee of the Board, we request that this information be prominently displayed at the beginning of the communication. Named Executive Officers The Company's Named Executive Officers for 2023 were David S. DeMarco, President and CEO; Penko K. Ivanov, CFO, Senior Executive Vice President, Treasurer and Chief Accounting Officer ("CAO"); David D. Kaiser, Senior Executive Vice President and Chief Credit Officer ("CCO"), Andrew J. Wise, Senior Executive Vice President and Chief Risk Officer ("CRO") and Thomas J. Murphy, our then President and CEO until May 2023, and interim CFO until February 21, 2023. 25

Litigation As previously disclosed in certain of the Company’s filings with the SEC, on June 23, 2023, Robert C. Ashe filed a putative class action complaint (the "Ashe Lawsuit") against the Company in the United States District Court for the Northern District of New York. In addition to the Company, the complaint names as defendants Thomas J. Murphy, the Company’s former CEO and from September 30, 2022 to February 20, 2023, its interim CFO, Edward J. Campanella, the Company’s former CFO and Penko Ivanov, the Company’s current CFO (“Individual Defendants” and, together with the Company, the "Defendants"). The complaint alleges that the Defendants made materially false and misleading statements regarding the Company’s business, operations and compliance policies in the Company’s public filings between March 12, 2022 and May 12, 2023. The complaint further alleges that the Individual Defendants are liable for these materially false and misleading statements as "controlling persons" of the Company. Based on these allegations, the complaint brings two claims for violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and of Section 20(a) of the Exchange Act. Mr. Ashe, on behalf of a purported class of shareholders, seeks compensatory damages as well as recovery of the costs and fees associated with the litigation. On December 5, 2023, plaintiff Ashe filed an amended complaint that changed the putative class period to the period from August 5, 2022 through May 12, 2023, but challenged substantially the same statements on the same basis. On February 9, 2024, the Company moved to dismiss the action in its entirety. On April 22, 2024, the parties reached an agreement in principle to settle the matter, subject to final documentation and court approval. Management believes that the settlement will not have a material effect on the Company’s financial results. On December 12, 2023 the Company become aware that Stephen Bull filed a complaint (Shareholder Derivative Complaint or Derivative Case) on behalf of Arrow against the three individual defendants in the Ashe Lawsuit as well as against all members of Arrow’s board of directors during the class period in Ashe. The Company is named solely as a nominal defendant in the action and would be the beneficiary of any recovery. The Shareholder Derivative Complaint alleges breaches of fiduciary duty (i) by the Ashe individual defendants based on substantially the same allegedly misleading statements pleaded in the Ashe complaint; and (ii) the director defendants by failing adequately to oversee the individual defendants and maintain internal and disclosure controls. Plaintiffs seek (i) unspecified damages (which would be payable to the Company) for costs incurred as a result of the alleged misstatements, including costs of investigation, remediation, and litigation, (ii) repayment of the director defendants’ compensation on an unjust enrichment theory, and (iii) an order directing the Company to take all necessary actions to reform and improve its corporate governance, and (iv) the recovery of costs and fees associated with the litigation. The Shareholder Derivative Complaint also asserts various federal securities claims based on the same alleged misrepresentations as set forth in the Ashe Lawsuit. On March 5, 2024, the parties filed a stipulation under which the defendants accepted service and the case will be stayed pending disposition of the motion to dismiss the Ashe action. The Company intends to vigorously defend itself against the class action, should it not settle, and the derivative claims. 26

Stock Ownership Information Directors and Executive Officers: The following table sets forth the beneficial ownership of the Company’s common stock, as defined under SEC rules, as of April 8, 2024, the record date for the 2024 Annual Meeting, for each Director and NEO of the Company, as well as for all Directors and executive officers as a group. Beneficial ownership includes all shares of common stock for which the individual has sole or shared voting power or investment power and all shares that the individual has the right to acquire within 60 days of the record date through the exercise of any option, RSU, warrant or right. There were 16,692,429 shares of the Company's common stock outstanding as of that date. Name Number of Shares Owned (a) Options Exercisable and RSUs to Settle Within 60 Days Total Beneficial Ownership of Company Common Stock Percent of Shares Outstanding (b) Mark L. Behan 7,688 5,087 12,775 * Tenée R. Casaccio 20,331 8,878 29,209 * Gregory J. Champion 6,022 1,196 7,218 * Gary C. Dake 57,344 5,123 62,467 * David S. DeMarco 35,580 31,581 67,161 * Penko Ivanov 104 — 104 * David D. Kaiser 26,427 (c) 31,583 58,010 * David G. Kruczlnicki 55,377 3,332 58,709 * Elizabeth A. Miller 38,361 (d) 4,861 43,222 * Thomas J. Murphy (e) 69,205 24,761 (f) 93,966 * Raymond F. O’Conor 49,995 5,087 55,082 * William L. Owens 15,517 4,817 20,334 * Colin L. Read 28,666 (g) 5,433 34,099 * Andrew J. Wise 10,691 18,250 28,941 * Total Shares of Directors and Executive Officers as a Group (17 people) 428,962 (h) 163,413 592,375 3.55% (a) The Company has rounded partial share holdings for purposes of the table data. (b) The use of an asterisk (“*”) denotes a percentage ownership of less than 1%. (c) Includes 5,892 shares held in the Kaiser Family Trust. (d) Includes 5,847 shares held in the Miller Family Partnership, L.P. (e) Mr. Murphy terminated his employment as our President and CEO effective May 12, 2023. The reported figure reflects Mr. Murphy's holdings to the knowledge of the Company as of the 2024 record date of April 8, 2024. (f) Mr. Murphy holds a total of 22,362 vested RSUs which will settle over a 10-year period beginning in May 2024, with the first tranche of 2,236 shares settling May 13, 2024 and included in the table above. (g) Includes 3,020 shares held by Director Read's spouse. (h) Includes 25 shares held by the spouse of an executive officer. 27

5% Shareholders: The following table sets forth the beneficial ownership of the Company’s common stock as of April 8, 2024, the record date for the 2024 Annual Meeting, by the holder known by us to be a beneficial owner of more than 5% of the outstanding shares of the Company's common stock on such date. Beneficial ownership includes all shares of common stock for which the person or entity has sole or shared voting power or investment power. Name Shares Owned Percent BlackRock, Inc. 50 Hudson Yards New York, NY 10001 1,254,712 (a) 7.52% (b) (a) The listed number of shares of the Company’s common stock by BlackRock, Inc. ("BlackRock") is based solely upon a Schedule 13G, Amendment No. 14 filed by BlackRock on January 26, 2024 with the SEC. In that schedule, BlackRock reported that as of December 31, 2023, it had sole dispositive power over all such shares and the sole voting power with respect to 1,231,854 shares. BlackRock is an asset management company that provides asset management services to numerous mutual funds. (b) Percentage based on 16,692,429 shares of the Company's common stock outstanding on April 8, 2024. The Company's Subsidiary banks, GFNB and SNB, in their capacities as fiduciary of numerous accounts in their respective Wealth Management departments, including, in the case of GFNB, as trustee of the Company's Employee Stock Ownership Plan (“ESOP”), held between them 1,990,454 shares of the Company's common stock, or 11.9% of the total shares outstanding and entitled to vote on the record date. However, GFNB and SNB are not the beneficial owners of these shares. Other persons, such as the individual ESOP participants, had the sole power to vote and/or direct the disposition of most of these shares. As a result, neither GFNB nor SNB were the beneficial owners of more than 5% of the shares of the Company's common stock outstanding and entitled to vote on the record date. 28

Compensation Discussion and Analysis The Compensation Discussion and Analysis explains our executive compensation program for our Named Executive Officers (NEOs) listed below. NEO Title David S. DeMarco (1) President and Chief Executive Officer (“CEO”) Penko Ivanov (2) Chief Financial Officer (“CFO”), Senior Executive Vice President, Treasurer and Chief Accounting Officer (“CAO”) David D. Kaiser Senior Executive Vice President and Chief Credit Officer ("CCO") Andrew J. Wise (3) Senior Executive Vice President and Chief Operating Officer ("COO") Thomas J. Murphy (1) Former President and CEO and as Former Interim CFO (1) Mr. Murphy served as interim CFO of the Company until February 21, 2023. Effective May 12, 2023, Mr. Murphy terminated his employment as President and CEO and as a director of the Company and all other positions he held with the Company and its affiliates. Effective May 13, 2023, the Company appointed Mr. DeMarco to serve as President and CEO of the Company and GFNB, in addition to continuing to serve as President and CEO of SNB. On July 18, 2023 Mr. DeMarco's employment agreement was amended and restated effective May 13, 2023, as described in more detail in the Agreements with Named Executive Officers section below. (2) Mr. Ivanov was appointed CFO, Executive Vice President, Treasurer and CAO effective February 21, 2023. On July 18, 2023, Mr. Ivanov was appointed Senior Executive Vice President, CFO, Treasurer and CAO of the Company. He received a compensation package that is customary with our compensation packages for our other NEOs. Mr. Ivanov's amended and restated employment agreement is described in more detail in the Agreements with Named Executive Officers section below. (3) Mr. Wise served as Senior Executive Vice President and COO of the Company in 2023 and early 2024. On February 1, 2024, he was appointed as Senior Executive Vice President and CRO of the Company. The Compensation Discussion and Analysis also describes the process followed by the Compensation Committee for making pay decisions, as well as its rationale for specific decisions related to 2023. It is organized as follows: • Overview • Philosophy and Program • Process • Decisions • Other Overview: The following section provides an overview of our business, 2023 performance and our key compensation actions. Business Environment and Performance Arrow Financial Corporation delivered another year of strong financial results in 2023 with record loan growth and strong credit, capital and liquidity positions. 29

While 2023 posed its challenges, it did not distract us from growing the business. The loan portfolio reached a record high, increasing $224 million or 7.5% to $3.2 billion, excluding the effects of hedge accounting adjustments. We issued a cash dividend to our shareholders for the 43rd consecutive quarter, expanded our existing stock repurchase program by $5 million, reinstated our dividend reinvestment program and issued an annual stock dividend for the 15th consecutive year. In 2023, we completed a multi-year renovation project on our downtown Glens Falls, New York headquarters, invested in our people through expanded learning and development programs and continued to advance our technology, enhancing our capabilities and delivering a superior customer experience. We remained steadfast in our commitment to making meaningful contributions to our customers, employees, shareholders and the communities we serve. Arrow’s conservative business model emphasizes a strong capital position, high loan quality, knowledge of our market and responsiveness to our customers. Summary results for the fiscal year ended December 31, 2023 include: % C ha ng e Total Shareholder Return (TSR) Company vs Indices (7)% 6% 15% (5)% 14% 17% (18)% 4% 10% NASDAQ Banks ABA NASDAQ Community Bank AROW 1-Year TSR 3-Year TSR 5-Year TSR -25 0 25 In addition to our total shareholder return performance, we also highlight several important financial achievements in 2023 below. 2023 Returns 2023 Growth 2023 Asset Quality A 3% stock dividend was distributed to shareholders during 2023. Cash dividends paid effectively increased 3% year-over-year. Return on average equity (ROE) was 8.29%. Return on average assets (ROA) was 0.74%. The loan portfolio reached a record high, increasing 7.5% to $3.2 billion, excluding the effects of hedge accounting adjustments. Total deposit balances were $3.7 billion, a 5.4% increase over 2022. Asset quality remained strong, nonperforming assets represented 0.51% of total assets at December 31, 2023. Allowance for net loan losses represented 0.07% of average loans at December 31, 2023. 30

Compensation Program Overview Our compensation program includes several integrated elements designed to retain and appropriately award our NEOs, enhance the long-term profitability of the business within acceptable risk parameters, align the financial interests of our NEOs with the interests of our shareholders and support a total rewards approach to executive compensation. The charts below show the elements of pay and their relative magnitude for our President and CEO, Mr. DeMarco, and our other NEOs as of December 31, 2023. David S. DeMarco, President and CEO 53% 4% 23% 16% 4% Salary Option awards Non-equity incentive plan compensation Change in pension value and nonqualified deferred compensation earnings Other Average for Remaining NEOs that were employed by Arrow at December 31, 2023 60% 5% 19% 10% 6% Salary Option awards Non-equity incentive plan compensation Change in pension value and nonqualified deferred compensation earnings Other Key Compensation Decisions and Actions The business environment and our performance impacted various compensation decisions. The following is a summary of key decisions and actions regarding executive compensation in 2023 and early 2024. • Base Salary Adjustments: Recognizing the uncertainty of current macro-economic forecasts, at the request of management, the Compensation Committee did not approve salary increases for the NEOs until July 1, 2023. Mr. DeMarco's salary increased from $395,000 to $575,000 related to his promotion to President and CEO on May 13, 2023. Mr. Ivanov's salary increased from $360,000 to $390,000 related to his promotion to Senior Executive Vice President on July 18, 2023. Mr. Kaiser's salary increased from $325,000 to $350,000. Mr. Wise's salary increased from $325,000 to $350,000. • Short-Term Incentive Plan (“STIP”) Awards: In February 2024, awards were paid to our NEOs based on the achievement of specified Company and individual performance results for fiscal year 2023. Actual bonus payouts as a percentage of target were 75% on average for 2023 for our NEOs. Further details are available under the "STIP Award Decisions" in the Compensation Discussion and Analysis section. • Long-Term Incentive Plan ("LTIP") Awards: In January 2023, grants of stock options were made to the NEOs. These awards were made to better align our NEOs' interests with those of our 31 shareholders and to foster a long-term performance orientation. The awards vest ratably in four equal annual installments which helps promote retention. • Restricted Stock Unit Award: In January 2023, the now former CEO Mr. Murphy was awarded RSUs that vest after three years and will be distributed ratably over 10 years post retirement. As a result of Mr. Murphy's departure, all of his RSUs accelerated and will be subject to the established distribution schedule in accordance with the terms of the award. • New Employment Agreements: On February 1, 2024, the Company entered into new employment agreements with each of Messrs. DeMarco, Ivanov, Kaiser and Wise. The employment agreements are described in more detail in the Agreements with Named Executive Officers section, below. • New Clawback Policy: During 2023, the Board of Directors adopted a new Clawback Policy that is in compliance with the SEC’s and Nasdaq’s recently adopted final rules. In addition, the Clawback Policy includes a broader recoupment feature that allows the Compensation Committee, in its discretion, to require recoupment, repayment or forfeiture, as applicable, of any time- or performance-based cash or equity compensation awards under certain triggering events. Philosophy and Program: The following section describes our overall compensation philosophy and program elements. Our executive compensation program is designed to attract and retain key executives and to motivate our executives to improve the Company’s long-term profitability within acceptable risk parameters. We accomplish this through a number of compensation elements, each with its own purpose, operation and timing. Base Salary • Purpose: Provide fixed compensation for performance of the requirements of the position. • Operation: In setting or adjusting base salary levels for our NEOs, the Compensation Committee may consider the following factors: the executive’s position, recent promotions, Company and individual performance, market compensation information, experience, professional standing in the field of banking and financial services and commitment to the community. • Timing: Base salaries for new hires are set as part of the negotiation process when individuals are being recruited. Base salaries for our NEOs are subsequently reviewed and approved annually by the Compensation Committee, typically in January, so the Compensation Committee can take into account performance results from the complete prior fiscal year, as well as any proposed organizational changes. STIP • Purpose: Reward Company and individual performance relative to our annual performance goals. • Operation: Our STIP is based on a comprehensive quantitative and qualitative assessment of both Company and individual performance. In setting goals under the STIP, the Compensation Committee considers multiple inputs, including but not limited to: specific financial goals, trend analysis regarding our financial performance, general business and economic outlook, and individual goals and objectives. The Compensation Committee, in its sole discretion, will determine, on a case-by-case basis, whether an NEO will receive a bonus award for the year and, if so, the amount of this bonus. • Timing: The Compensation Committee meets at the beginning of each year to determine the STIP awards for the previous year when the Company’s final year-end performance is generally known and can be accurately measured. At the same meeting, the Compensation Committee also typically sets the STIP goals for the current year. LTIP • Purpose: Align the interests of our NEOs with those of our shareholders and foster a long-term performance orientation. • Operation: Long-term incentive compensation is provided through the Company’s LTIP. The LTIP allows for grants of various types of equity awards, such as restricted stock, RSUs and stock options. Historically, the Company has provided long-term incentive compensation in the form of stock options, which only provide value to our NEOs if the Company’s stock price increases. Stock options vest 25% per year over a four-year period which promotes participant retention. The stock 32 options have a term of 10 years, which we believe effectively focuses management on long-term performance. In 2018, we expanded the use of long-term incentives to include RSUs for Mr. Murphy. The RSUs granted in 2021, 2022 and 2023 vested 100% due to Mr. Murphy's departure and all of Mr. Murphy's RSU's will be settled over a 10-year period beginning in May 2024, with the first tranche of 2,236 shares settling May 13, 2024. • Timing: The Company’s annual stock option awards and RSUs are generally granted in January each year, shortly after the close of the Company’s fiscal year. Executive Benefits • Purpose: The executive benefit program is intended to provide appropriate security and benefits for our NEOs, allowing them to focus on managing the business. • Operation: Generally, NEOs are eligible for the benefits package we offer to our full-time employees, which includes medical, dental, life/long-term disability insurance and qualified retirement plans. In addition, our executive compensation program includes a Supplemental Executive Retirement Plan ("SERP"), Deferred Compensation Plan, limited executive perquisites (the personal use of a company automobile, reimbursement of country club dues and a golf course membership, as applicable), and Employment Agreements. See the following sections for additional information on these programs: ◦ "Pension Benefits and Table" – contained in the Executive Compensation section ◦ "Nonqualified Deferred Compensation" – contained in the Executive Compensation section ◦ Agreements with Named Executive Officers section • Timing: Executive benefits are reviewed and approved by the Compensation Committee on an annual basis. The Compensation Committee believes these four components – base salary, short-term incentives, long-term incentives, and executive benefits – comprise a total compensation program that retains and appropriately rewards NEOs, aligns the financial interests of our NEOs with the interests of our shareholders, and supports a total rewards approach to executive compensation. While we have no stated policy on the allocation of compensation and benefits, our executive compensation program is reviewed at least annually by the Compensation Committee to ensure that various considerations, such as fixed versus variable, short-term versus long-term, cash versus equity- based compensation, and benefits provided remain appropriate considering competitive pressure and the Company’s primary business objectives. Compensation Policies and Features In addition to our compensation elements, the executive compensation program also incorporates the following policies and features, which the Compensation Committee feel are important aspects of a well-constructed, balanced compensation program. • Hedging and Pledging Policies: The Company has hedging and pledging policies for its Directors and officers who are subject to the SEC’s Section 16 reporting requirements. The policies prohibit Directors and Section 16 Officers from entering into financial transactions designed to hedge or offset any decrease in market value of Company common stock. In addition, the Company requires Board approval prior to the pledging of any Company stock by an NEO. The Company does not have a hedging policy for non-Executive Officer employees. • Clawback Policy: The Board adopted a policy to provide for the recoupment, repayment or forfeiture, as applicable, of certain compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. The Policy also provides the Compensation Committee, in its discretion, to require recoupment, repayment or forfeiture, as applicable, of any time- or performance-based cash or equity compensation awards under certain triggering events including, but not limited to, engaging in intentional or other misconduct, including dishonesty or unethical conduct. • Stock Ownership Policy: The Company has a stock ownership policy for NEOs. NEOs are required to own shares of the Company’s common stock equal in value to three times base salary for the CEO and equal in value to one times base salary for other NEOs. Until the required ownership is attained, this policy restricts the NEO’s ability to sell shares of the Company’s common stock obtained through the 2022 LTIP (or predecessor plans). These stock ownership requirements are measured each year by the Compensation Committee, using holdings valued as of the Company's annual meeting record date for that year. Common shares owned outright or vested 33 shares held through benefit plans are currently counted toward the stock ownership requirement. Individuals have five years from appointment or promotion to a Company executive officer to meet these requirements. The independent members of the Board have the discretion to address and approve exceptions on a case-by-case basis. Mr. Ivanov has until February 21, 2028 to attain compliance with the Stock Ownership Policy. All of the Company's other NEOs are in compliance with the Stock Ownership Policy. • No Tax Gross-Ups: The Company does not pay any taxes that are owed by its NEOs. • Double-Trigger Mechanism: Employment agreements for all NEOs include a “double-trigger” mechanism for change-of-control payments. • No Stock Option Repricing: The Company has never repriced stock options. The 2022 LTIP prohibits repricing without shareholder approval. Process: The following section describes the process and key inputs that are considered in making decisions regarding NEO compensation. Role of the Compensation Committee, Independent Consultants and Management Each year the Compensation Committee discusses, reviews, recommends, and approves certain actions related to NEO compensation and our overall compensation program. The Committee utilizes outside advisors in certain cases to assist them in the review and decision-making process. Additionally, certain members of the management team assist in developing materials and proposals that support our compensation philosophy and objectives for the Compensation Committee to consider during the year. • The Compensation Committee: Oversees our executive compensation policies and process. The Committee is responsible for the final decisions on components of executive compensation for the CEO and the other NEOs and makes recommendations to the full Board, as appropriate. The Compensation Committee is also responsible for reviewing and approving all aspects of compensation of our CEO and other NEOs, and it receives input from the CEO and the full Board on key compensation policy issues. • The Committee’s Independent Consultant: The Compensation Committee retained the services of Pearl Meyer & Partners, LLC (“Pearl Meyer”) to provide assistance regarding executive compensation and support with compensation policies and proxy disclosure. Pearl Meyer provided no other consulting services for the Company in 2023 and has certified its independence for the Committee. • Company Management: Our CEO provides the Compensation Committee with an annual review of the achievement of his own goals for the Company, including broad performance and individual goals, as well as a performance assessment for each of the other NEOs. Management also provides information and data on Company and individual performance and executive compensation to the Compensation Committee. Although our CEO provides insight and recommendations regarding NEO compensation, the Compensation Committee votes on decisions regarding NEO compensation. Where appropriate, the Board will also make recommendations or determinations or give its approval regarding NEO compensation. Although the Compensation Committee meets with our CEO to obtain his views, goals and assessments regarding compensation matters, as discussed above, the decisions regarding his compensation package are made solely by the Compensation Committee without the CEO or other NEOs present. Benchmarking In setting program targets and making compensation decisions, the Compensation Committee uses a variety of data sources and information related to market practices for bank holding companies like ours. The Compensation Committee considers a select number of key inputs, summarized below, to provide market- competitive information for base salary, short and long-term incentive targets, and estimated total direct compensation, with ranges for performance. This information allows the Compensation Committee to see potential pay and range of pay for executive roles, and it provides context for the Committee in setting targeted pay levels going forward. 34

On an annual basis, the Compensation Committee conducts a peer review of benchmarking data through the Company's participation in the annual New York Bankers Association ("NYBA") Pearl Meyer Report. Additionally, the group periodically commissions an independent outside consulting firm to conduct a comprehensive review of the Company’s executive compensation program. These periodic reviews provide an independent and objective analysis of all elements of compensation, individually and in aggregate, relative to market and peer group practices. The primary data sources used in determining the competitive market for NEO compensation include the information publicly disclosed by a peer group of other publicly traded banks and data from other banking industry surveys representing bank holding companies of similar asset size and regions to that of the Company. The peer group is determined using objective parameters that reflect bank holding companies of similar asset size located in our general geographic region. Our peer group used for purpose of setting compensation levels is listed below. It consists of 29 companies in the Northeast that ranged from approximately $3.0 billion and above in assets, positioning the Company at approximately the median for size at the time of the NYBA Pearl Meyer Report: Bangor Savings Bank Bar Harbor Bank & Trust Bristol County Savings Bank Brookline Bancorp Cambridge Savings Bank Camden National Corporation Cape Cod 5 Coastal1 Credit Union Columbia Bank (NJ) Eastern Bank Five Star Bank (NY) HarborOne Bank Hudson Valley Credit Union Institution for Savings Kearny Bank Leader Bank, N.A. Metro City Bank Middlesex Savings Bank Navigant Credit Union Northwest Bancshares, Inc. OceanFirst Bank PeoplesBank Ridgewood Savings Bank Rockland Trust Company Salem Five Bank The Washington Trust Company Union Savings Bank United Nations Federal Credit Union Visions Federal Credit Union Previous Say-on-Pay Vote Results We strive to continually deliver a compensation program that is aligned with our business strategy and needs, compensation philosophy and objectives, and market best practices. In 2023, 90% of our votes cast were in favor of our “say-on-pay” vote. Decisions: The following section describes the decisions made regarding NEO compensation. Base Salary Decisions The Compensation Committee reviews the current base salaries for our NEOs each year. The Committee reflected on corporate and individual executive performance for 2022 in determining any merit-based increases. Recognizing the uncertainty of current macro-economic forecasts, the Compensation Committee determined that it would not increase base salaries in February of 2023. In July 2023, the Compensation Committee reassessed the NEOs salaries, including considering the competitiveness of current salary levels to comparable companies. At that time, the Compensation Committee approved the base salaries below for Mr. DeMarco, effective May 13, 2023, and for other Named Executive Officers, effective July 1, 2023. The nature of each increase for each NEO is described in the table below. Named Executive Officer 2022 Salary 2023 Increase 2023 Salary Nature of Increase% of Base Salary Amount David S. DeMarco (1) 395,000 45.57 180,000 575,000 CEO appointment, Merit and Additional Responsibilities Penko Ivanov (2) — 8.33 30,000 390,000 Merit and Additional Responsibilities David D. Kaiser 325,000 7.69 25,000 350,000 Merit and Additional Responsibilities Andrew J. Wise 325,000 7.69 25,000 350,000 Merit and Market-Based Thomas J. Murphy (3) 650,000 — — 650,000 Not applicable (1) Mr. DeMarco's salary increase was effective in May 2023 commensurate with his promotion. 35

(2) Mr. Ivanov was appointed Chief Financial Officer, Executive Vice President, Treasurer and Chief Accounting Officer effective February 21, 2023. His initial starting salary was $360,000. (3) Effective May 12, 2023, Mr. Murphy terminated his employment as President and CEO and as a director of the Company and all other positions he held with the Company and its affiliates. STIP Award Decisions Each year, the Compensation Committee sets goals that will result in bonus awards only in years of successful financial performance by the Company. The STIP has a master governor feature that limits the total pool for all participants to 10% of Net Operating Earnings (defined below) after subtracting 7% of fiscal year end shareholders equity. Each of our NEOs has a stated target bonus amount based on their role. For 2023, each NEO other than Mr. Murphy was eligible to receive an award under the STIP. Mr. Murphy did not receive an award due to his separation from the Company prior to the end of the year. Determining the Individual NEO STIP Funding Maximums: To determine individual NEO STIP maximum bonus payouts for the year, the Compensation Committee uses Internal Net Operating Earnings (“Internal NOE”), which is different from U.S. Generally Accepted Accounting Principles (“GAAP”) in that it represents the net income of the Company before considering significant nonrecurring items, net of tax. The significant nonrecurring items are reviewed by the Compensation Committee on a case-by-case basis to determine their appropriateness for inclusion or exclusion from the calculation. Items are included to the extent that they are relevant, regularly recurring and deemed to be in the normal course of business operations. Individual NEO STIP maximums are funded based on Internal NOE performance relative to the stated goals. The interpolations between threshold and target, and target and maximum are to increase the funding by 5 percentage points for every one percentage point increase in Internal NOE. Named Executive Officer Base Salary Target STIP % Target STIP Amount Maximum STIP Payout Opportunity David S. DeMarco $ 575,000 50 $ 287,500 $ 431,250 Penko Ivanov 390,000 40 156,000 234,000 David D. Kaiser 350,000 40 140,000 210,000 Andrew J. Wise 350,000 40 140,000 210,000 Determining the amount of the annual STIP awards for an NEO consists of the following three-part process. 1. Financial Performance Assessment: The Company performs an assessment of financial performance using the basket of weighted Company performance measures that were approved at the beginning of the year. The Compensation Committee believes this structure provides an appropriate portfolio of performance goals and a balanced perspective while ensuring sound risk management. In the case of each goal, participants can receive less than the stated amount if the goal is not met, but not greater than such amount if the goal is exceeded. The following table shows the performance measure and goal weighting for 2023: Company Performance Measure Target Weighting for Goals (CEO) Target Weighting for Goals (Other NEOs) Target Goal Actual Achieved Actual % Funded (CEO) Actual % Funded (Other NEOs) Internal NOE ($M) 60% 80% $50.00 $34.47 41.36 55.15 ROE (using Internal NOE) 10% 5% 13.48% 9.50% 7.05 3.52 Efficiency Ratio 10% 5% 55.45% 65.18% 8.03 4.01 Non-Performing Loans 10% 5% 0.50% 0.66% 6.80 3.40 Net Charge-Offs 10% 5% 0.15% 0.08% 10.00 5.00 Total 100% 100% 73.24 71.09 2. Individual Performance: The Compensation Committee also performs an overall assessment of each NEO's performance (excluding the CEO for purposes of STIP measurement, since the CEO's goal is 36 weighted 100% to Company performance). The Compensation Committee relies on input from the CEO for assessment of the other NEOs. Based on the CEO's assessment, the Committee approved individual achievement against individual performance goals for each NEO (excluding the CEO). 3. Application of Corporate and Individual Goal Weighting: The next step in determining the NEO’s STIP awards is the application of the relative weighting assigned to Company performance versus individual performance for that NEO. Typically, the relative weighting for NEOs is based on their position with the Company. For 2023, the mix emphasizes corporate performance at 75%, with individual performance weighted at 25%. The CEO's mix remained unchanged at 100% corporate performance. Named Executive Officer Bonus Weighting % Company % Individual David S. DeMarco 100 0 Penko Ivanov 75 25 David D. Kaiser 75 25 Andrew J. Wise 75 25 Although there is a formula for determining STIP awards, the Compensation Committee retains full discretion for approving awards to all our NEOs. In February 2024, the Compensation Committee reviewed the parameters and results of the 2023 STIP award goals for its NEOs. The Compensation Committee approved 2023 bonus funding levels at 75% of the target, reflecting on both achievement of Company and individual goals, and an overall assessment of performance. The amounts of the STIP awards paid to Messrs. DeMarco, Ivanov, Kaiser and Wise were as set forth below. Payments were made in February of 2024. Named Executive Officer 2023 Annual Incentive Actual Awards Amount % of Base Salary David S. DeMarco $ 215,625 37.5 Penko Ivanov 97,500 25.0 (1) David D. Kaiser 105,000 30.0 Andrew J. Wise 105,000 30.0 (1) Penko Ivanov was appointed Chief Financial Officer, Executive Vice President, Treasurer and Chief Accounting Officer effective February 21, 2023. His 2023 STIP payment was prorated to reflect his service time. LTIP Award Decisions At its February 2023 meeting, the Compensation Committee awarded stock options to our NEOs. The Compensation Committee has had a long-standing practice of granting a fixed number of stock options to executives that it believes provides a proper incentive for alignment and motivation while maintaining a conservative risk profile. The following stock option awards were granted at an exercise price of $32.41, the closing price of our common stock on the date of grant, and vest ratably over a four-year period. The grant date fair value of such awards was estimated in each case using the Black-Scholes method. Named Executive Officer Stock Option Grants in February 2023 (# shares) Grant Date Fair Value of February 2023 Option Awards David S. DeMarco 5,000 $ 40,100 David D. Kaiser 5,000 40,100 Andrew J. Wise 5,000 40,100 Thomas J. Murphy 10,000 80,200 In addition to the annual stock option grants awarded to the NEOs, Mr. Murphy received 5,014 RSUs that were scheduled to vest 100% after three years of service and settled over a 10-year period beginning one year after his retirement. As adjusted for the 3% stock dividend distributed on September 26, 2023, the RSU grant now contains 5,164 shares. The RSU grant value represented 25% of Mr. Murphy’s fiscal year-end base salary at December 31, 37

2022. The Committee determined to grant this award to Mr. Murphy based on a comprehensive analysis and discussion with the Company’s independent compensation advisor, with the goal of fostering long-term shareholder alignment through and following the executive’s career at the Company. All of Mr. Murphy's unvested RSU grants accelerated in connection with his 2023 departure and will settle over 10 years consistent with the award terms. 2024 Executive Benefits Plan Decisions The Compensation Committee approved new employment agreements with Messrs. DeMarco, Ivanov, Kaiser and Wise effective February 1, 2024. The Compensation Committee will continue to review the appropriateness of employment agreements on a case-by-case basis. The employment agreements are described in more detail in the Agreements with Named Executive Officers section. The Compensation Committee did not make any other changes to executive benefits programs or policies, but did provide for the continuation of other programs, such as our Deferred Compensation Plan and limited executive perquisites. Although equity incentive awards are typically made in January of each year, the Compensation Committee did not make any such awards in 2024. The Compensation Committee is reassessing its equity incentive program and may grant the equity incentive awards later in 2024. Other Information: The following are other aspects of our compensation that are material to our overall program, process, and decisions. Risk Oversight - Compensation The Board of Directors, Compensation Committee, and management will continue to ensure that proper policies are maintained to monitor compensation levels carefully to ensure they reflect an appropriate balance of pay-for- performance within acceptable risk parameters. We believe incentive compensation awards should be aligned with the institution’s overall business strategy and support its desired risk profile. To that end, each year management conducts an internal compensation risk assessment to understand the various elements of its overall compensation program, including all incentives. As part of the exercise, management annually completes an inventory of our existing compensation programs, including incentives; evaluated the plans; determined the existence of management and Committee oversight; considered appropriate risk mitigants; and assigned a risk rating based on documentation to support these controls. The Company recognizes that an effective incentive program should encourage and reward appropriate performance and requires an appropriate amount of risk-taking, which is in the long-term benefit of the Company and shareholders. Based on this evaluation, the Company has determined its compensation programs and policies do not create excessive and unnecessary risk. Our determination is supported by the following key attributes: • Our compensation program contains an appropriate balance of fixed and variable compensation. • The Company offers incentive compensation in multiple forms, including, historically, the award of stock options that vest over time and an RSU award for our CEO. The Compensation Committee is reassessing its long-term equity incentive program and may grant equity incentive awards later in 2024. • Our STIP contains both a threshold and maximum payment, protecting the Company from the extreme levels of risk that accompany unlimited upside incentive compensation programs and inappropriate pay and performance alignment. • Although there is a formula for determining the dollar amount of the annual STIP bonus awards, the Compensation Committee retains full discretion for making STIP bonus awards to our executive officers. • The Company has share ownership guidelines that further promote and incentivize long-term thinking to serve the best interests of the Company. • Our benefits programs are competitive with the market and provide for reasonable baseline levels of health, welfare and security, further enhancing the risk-mitigating aspects of our overall program. • We have adopted a “clawback” policy which provides the Compensation Committee, in its discretion, to require recoupment, repayment or forfeiture, as applicable, of any time- or performance-based cash or equity compensation awards paid or payable to an executive officer under certain triggering events including, but not limited to, engaging in intentional or other misconduct, including dishonesty or unethical conduct. 38

The Company and its Board, including the Compensation Committee, will continue to ensure that proper policies are maintained to monitor ongoing risk management and assessment of compensation practices. Impact of Accounting and Tax on the Form of Compensation The Compensation Committee and management consider the accounting and individual and corporate tax consequences of the compensation plans prior to making changes. The Compensation Committee has considered the impact of the expense, which will be recognized by the Company in accordance with FASB ASC TOPIC 718, on the Company’s use of long-term equity incentives. The Compensation Committee believes it is important and necessary that it retain the discretion to provide and revise compensation arrangements as it determines are in the best interest of the Company and its shareholders, which such compensation may be in excess of $1 million and would not be deductible under the limitations imposed by §162(m) of the IRC, as amended. 39

Compensation Committee Report: The Compensation Committee of the Board has reviewed and discussed with management the Compensation Discussion and Analysis section, as required by Item 402(b) of the SEC’s Regulation S-K and the Compensation Committee’s Charter. Based on its review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement. David G. Kruczlnicki, Chair Mark L. Behan Gary C. Dake William L. Owens 40

Executive Compensation This Executive Compensation section includes several tables with details of the compensation actually paid and/or awarded to certain NEOs of the Company for each of the last three fiscal years. Tables included in this section are: • Summary Compensation • Grants of Plan-Based Awards • Outstanding Equity Awards at Fiscal Year-End • Option Exercises and Stock Vested • Pension Benefits Summary Compensation Table: The following table sets forth information concerning total compensation paid to and compensatory awards received by each of the NEOs for each of the relevant years: Name and Principal Position Year Salary Bonus (a) Stock Awards (b) Option Awards (c) Non-Equity Incentive Plan Compensation (d) Change in Pension Value and Non- qualified Deferred Compensation Earnings (e) All Other Compe nsation (f) Total David S. DeMarco Senior Executive Vice President and CEO (g) 2023 $502,308 — $ 40,100 $ 215,625 $ 151,195 $ 34,304 $ 943,532 2022 395,000 — 38,250 176,557 98,377 34,005 742,189 2021 365,000 — 24,250 157,246 84,891 32,522 663,909 Penko Ivanov, Senior Executive Vice President, Treasurer and CFO 2023 310,154 40,000 — — 97,500 — 21,678 469,332 David D. Kaiser Senior Executive Vice President and CCO 2023 336,538 — 40,100 105,000 108,509 34,489 624,636 2022 325,000 — 38,250 145,268 71,538 32,769 612,825 2021 300,000 — 24,250 129,243 54,844 30,354 538,691 Andrew J. Wise Senior Executive Vice President and CRO (h) 2023 336,538 — 40,100 105,000 47,382 41,458 570,478 2022 325,000 — 38,250 145,268 21,388 40,358 570,264 2021 300,000 — 24,250 129,243 21,178 37,363 512,034 Thomas J. Murphy Former President and CEO, Interim Treasurer, CFO, and CAO (g) 2023 367,500 162,504 80,200 — 1,031,417 20,383 1,662,004 2022 650,000 149,984 76,500 363,170 470,237 32,313 1,742,204 2021 600,000 139,297 48,500 430,229 908,942 19,121 2,146,089 (a) Mr. Ivanov received a sign-on bonus of $40,000 after 90 days of employment. 41

(b) This column sets forth the grant date fair value of the RSUs granted under the Company’s 2013 LTIP for each of the listed years, calculated in accordance with FASB ASC TOPIC 718 using the assumptions referred to in the Company's financial statements, footnotes to financial statements and Management's Discussions and Analysis in the Company's Form 10-K for the year ended December 31, 2023. The estimated value of each RSU granted in 2023 under the 2013 LTIP was $31.47, the closing price of our common stock on the date of the grant as restated for the 3% stock dividend distributed in September 2023. (c) This column sets forth the grant date fair value of option awards granted under the Company’s compensatory stock plans for each of the listed years, calculated in accordance with FASB ASC TOPIC 718 using the assumptions referred in the Company's financial statements, footnotes to financial statements and Management's Discussions and Analysis in the Company's Form 10-K for the year ended December 31, 2023. The grant date fair value of each stock option granted under the 2013 LTIP, in each case using the Black-Scholes model to estimate fair value, was $4.85 per option share in 2021 (all grants were made January 27, 2021); $7.65 per option share in 2022 (all grants were made January 26, 2022) and $8.02 per option share in 2023 (all grants were made February 1, 2023). All such stock options vest ratably in equal installments over the first four anniversaries following the date of grant. In connection with Mr. Murphy's May 12, 2013 departure, all unvested options held by Mr. Murphy on May 12, 2023 were forfeited and he has until May 12, 2024 to exercise all vested options held by him on his last day of employment. (d) This column sets forth the STIP payments made for each of the listed years, based on the financial performance of the Company, strategic Company results and individual performance factors during that year, as applicable. STIP amounts payable for a given year are generally paid in February of the succeeding year. (e) This column sets forth the actuarial increase during each of the listed years in the present value of the retirement benefits under qualified pension plans and nonqualified deferred compensation plans established by the Company that cover such NEO, determined using interest rate, mortality rate and other assumptions consistent with those used in the Company’s financial statements. The increase in present value of retirement benefits reported for each of the NEOs for 2023 includes (i) under the Company’s Employees’ Pension Plan (“Pension Plan”), $153,706 for Mr. Murphy, $53,855 for Mr. DeMarco, $51,003 for Mr. Kaiser and $30,644 for Mr. Wise and (ii) under the Company’s SERP, $44,522 for Mr. DeMarco, $20,535 for Mr. Kaiser and $16,738 for Mr. Wise. For Mr. Murphy, as discussed in "Payments to Our Former President and CEO," the Compensation Committee approved the Special SERP Award for Mr. Murphy in 2018, the present value of which was calculated by the Company at year-end 2023 to be approximately $1,864,180, leading to a total increase in the present value of his "makeup" SERP and Special SERP Award of $877,711. (f) All Other Compensation includes the following components for 2023: Name Company Contribution to ESOP Life Insurance & Long Term Disability Premiums Paid by Company for Benefit of NEO Dollar Value of Discount in Share Price for Company Common Stock Purchased Under Employees' Stock Purchase Plan Perquisites Received Greater than $10,000 Total Other Compensation David S. DeMarco $ 19,800 $ 1,146 $ 26 $ 13,332 (1) $ 34,304 Penko K. Ivanov — 2,159 — 19,519 (1) 21,678 David D. Kaiser 19,800 1,146 5 13,538 (1) 34,489 Andrew J. Wise 19,800 1,146 105 20,407 (1) 41,458 Thomas J. Murphy 19,800 477 105 — (1) 20,383 (1) Messrs. DeMarco, Ivanov, Kaiser, Wise and Murphy received both a country club membership and personal use of a Company vehicle. (g) Mr. Murphy's Departure was effective May 12, 2023. Effective on May 13, 2023, the Company appointed Mr. DeMarco to serve as President and CEO of the Company and President and CEO of GFNB in addition to continuing to serve as President and CEO of SNB. (h) Mr. Wise served as the COO of the Company until his appointment on February 1, 2024 as the CRO. Grants of Plan-Based Awards Table: As noted in the Compensation Discussion and Analysis, the Company provides officers and key employees with both an annual STIP and an LTIP to attract and retain such officers and employees and to motivate them to improve the Company’s short- and long-term performance, respectively. The STIP bonus payable to covered individuals, including NEOs, is based on a comprehensive quantitative and qualitative assessment of both Company and individual performance. The amounts listed in the table below represent each NEO’s 2023 target incentive award, as well as their threshold incentive award (50% of target) and maximum incentive award (150% of target). The Compensation Committee, in its sole discretion, will determine on a 42 case-by-case basis whether an NEO will receive a STIP bonus payment for the year and, if so, the amount of this bonus, which typically falls within the limits set forth above. Because a STIP bonus payment is discretionary, no NEO has a contractual right to a bonus under the STIP for any given year, even if the pre-established quantitative performance standards for the Company or the Company function for which the NEO is responsible have been met for such year, or the NEO’s individual performance standards have been met. Historically, the Company has limited its grants of stock-based awards under its long-term incentive plans to stock options. However, beginning in January 2018, the Company awarded Mr. Murphy RSUs. (See "January 2023 Long- Term Incentive Award Decisions" in the Compensation Discussion and Analysis section for a description of the material terms of this award.) The Company’s 2022 LTIP authorizes the granting of stock options and other stock- based awards as a long-term incentive component within the overall compensation program. Name Grant Date Estimated Future Payouts Under Non-Equity Incentive Plan Estimated Future Payouts Under Equity Incentive Plan All Other Stock Awards: Number of Shares of Stock or Units All Other Option Awards: Number of Securities Underlying Options Exercise or Base Price of Option Awards ($/Share) Grant Date Fair Value of Stock and Option Awards Threshold (a) Target Max Threshold Target Max David S. DeMarco $ 143,750 $ 287,500 $ 431,250 — — — — — — — 2/1/2023 5,000 $ 32.41 $ 40,100 Penko Ivanov 78,000 156,000 234,000 — — — 2/1/2023 — — — David D. Kaiser 70,000 140,000 210,000 — — — — — — — 2/1/2023 5,000 32.41 40,100 Andrew J. Wise 70,000 140,000 210,000 — — — — — — — 2/1/2023 5,000 32.41 40,100 Thomas J. Murphy (b) — — — — — — — — — — 2/1/2023 10,000 32.41 80,200 2/1/2023 5,014 162,504 (a) The threshold incentive award to any covered person under the STIP, including an NEO, is not the minimum bonus payment such person may receive under the STIP. The Compensation Committee may choose to pay a bonus under the STIP to any covered person, including an NEO, that is less than their threshold incentive award, or not to pay such person any bonus under the STIP, even if applicable performance thresholds or targets have been met by the Company and/or such person for the year in question. (b) As a result of Mr. Murphy's departure on May 12, 2023, he was not entitled to receive a STIP payment with respect to 2023 performance; further, in connection with Mr. Murphy's departure from the Company, all unvested options held by Mr. Murphy on May 12, 2023 were forfeited and he has until May 12, 2024 to exercise all vested options held by him on his last day of employment. 43

Outstanding Equity Awards at Fiscal Year-End Table: The following table shows all outstanding stock-based awards held by each NEO as of December 31, 2023. All such awards consist of stock options to acquire the Company’s common stock granted under the Company’s 2022 LTIP (or predecessor plans). The number of shares and exercise prices on this table have been adjusted for the 3% stock dividend distributed on September 26, 2023. Name Securities Underlying Unexercised Options (Exercisable) Securities Underlying Unexercised Options (Unexercisable) (a) Equity Incentive Plan Awards: Securities Underlying Unexercised Unearned Options Option Exercise Price Option Expiration Date Shares or Units of Stock Not Vested Market Value of Shares or Units of Stock Not Vested Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights Not Vested Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights Not Vested David S. DeMarco 6,150 — — $30.26 1/25/2027 — — — — 5,970 — — $27.47 1/31/2028 — — — — 5,796 — — $27.35 1/30/2029 — — — — 4,220 1,407 — $31.34 1/29/2030 — — — — 2,732 2,732 — $27.04 1/27/2031 — — — — 1,326 3,979 — $33.78 1/26/2032 — — — — — 5,150 — $31.47 2/1/2033 — — — — Penko Ivanov (b) — — — — — — — — — David D. Kaiser 6,150 — — $30.26 1/25/2027 — — — — 5,971 — — $27.47 1/31/2028 — — — — 5,797 — — $27.35 1/30/2029 — — — — 4,220 1,407 — $31.34 1/29/2030 — — — — 2,732 2,732 — $27.04 1/27/2031 — — — — 1,326 3,979 — $33.78 1/26/2032 — — — — — 5,150 — $31.47 2/1/2033 — — — — Andrew J. Wise 614 — — $30.26 1/25/2027 — — — — 3,971 — — $27.35 1/30/2029 — — — — 4,222 1,406 — $31.34 1/29/2030 — — — — 2,732 2,733 — $27.04 1/27/2031 — — — — 1,326 3,978 — $33.78 1/26/2032 — — — — — 5,150 — $31.47 2/1/2033 — — — — Thomas J. Murphy (c) 2,985 — — $27.47 1/31/2028 — — — — 5,798 — — $27.35 1/30/2029 — — — — 5,627 — — $31.34 1/29/2030 — — — — 5,463 — — $27.04 1/27/2031 — — — — 2,652 — — $33.78 1/26/2032 — — — — (a) All stock options vest ratably in equal installments over the first four anniversaries following the date of the grant. (b) Mr. Ivanov does not have outstanding equity awards due to his 2023 employment start date. (c) Mr. Murphy has until May 12, 2024 to exercise vested options held by him on his last day of employment. All unvested options held by Mr. Murphy forfeited on May 12, 2023. Mr. Murphy's RSUs vested 100% upon his May 2023 departure and will settle over a ten year period starting in May 2024. See the Option Exercises and Stock Vested Table for additional information. 44

Option Exercises and Stock Vested Table: The following table sets forth information regarding the stock option exercises and shares vested for each NEO during 2023: Name Option Awards Stock Awards Number Shares Acquired on Exercise (a) Value Realized on Exercise (b) Number Shares Acquired on Vesting (c) Value Realized on Vesting (d) David S. DeMarco — — — — Penko Ivanov — — — — David D. Kaiser — — — — Andrew J. Wise — — — — Thomas J. Murphy — $ — 14,352 (e) $ 281,156 (e) (a) Represents the total number of shares subject to stock options that the NEO exercised during the year, restated for the September 26, 2023 3% stock dividend, if applicable. (b) Represents the “spread” of options on the date of exercise, i.e., the difference between the dollar value of the shares of common stock for which options were exercised, based on the closing price of the Company's common stock on the date of exercise, and the exercise price (purchase price) of such shares under the options. (c) Represents the total number of shares subject to RSUs that vested during the year, restated for the September 26, 2023 3% stock dividend. (d) Represents the fair market value of the Company's common stock on the vest date multiplied by the number of shares vested. (e) 14,352 restricted stock units were unvested prior to Mr. Murphy's departure which vested in full on May 12, 2023 as a result of the departure. Mr. Murphy's RSUs vested 100% upon his May 2023 departure and will settle in equal increments over a 10-year period starting in May 2024. Pension Benefits and Table: The Company maintains a qualified retirement plan for eligible employees who have attained the age of 18, completed one year of service and work a minimum of 1,000 hours per calendar year. Eligible compensation under the retirement plan includes salary, overtime, sick pay, bonuses and other cash and non-cash benefits. Participants in the retirement plan with 25 years of service may retire at any age, participants with 10 years of service may retire at or after age 55, and participants with five years of service may retire at or after age 65. For early retirement prior to age 65, annuity payments, if elected, would be reduced by 0.25% for each month the participant elects to retire before age 65. Participants who are eligible to retire may not commence receipt of their benefit prior to age 55, unless the lump sum present value of the their accrued benefit does not exceed $50,000. The Company maintains an unfunded, non-qualified SERP, in part for the benefit of NEOs, as determined by the Compensation Committee on a case-by-case basis. The SERP contains both a qualified retirement plan “makeup” benefit feature and a special additional SERP benefit feature. For those NEOs who qualify and are selected to participate in the “makeup” benefit feature, the award provides enhanced installment payments post-retirement that are designed to give the NEO the overall level of retirement payments he would have received under the qualified retirement plan alone if there were no limitations on maximum retirement payments to high-paid personnel in the Internal Revenue Code. Under the additional SERP benefit feature, the Compensation Committee is authorized to grant to selected executive officers additional payments upon their retirement, beyond their SERP “make-up” benefit payments. Such additional payments are also typically structured as post-retirement installment payments, the amounts of which are determined on a case-by-case basis by the Compensation Committee at or before the time of retirement. Messrs. Murphy (prior to Mr. Murphy's Departure), DeMarco, Kaiser, and Wise participate in the “make- up” benefit feature of the SERP. In 2023, none of the NEOs, excluding Mr. Murphy, participated in the special additional benefit feature of the SERP. In January 2018, Mr. Murphy was provided a special SERP award. Specifically, the Compensation Committee approved the adjustment of Mr. Murphy’s existing arrangement to increase the formula for pay-based credits up to 45

30% of eligible compensation. Further, in 2018 the Compensation Committee approved an award of special retirement benefits to Mr. Murphy, providing him with an annuity payable at a normal retirement age of 65 that is equal to 40% of his compensation, averaged over the 60 calendar months that produce the highest average during the last 120 consecutive calendar months of Mr. Murphy’s employment, offset by his Social Security retirement benefits that would be payable at age 65 and further offset by the actuarial value of other qualified and non-qualified plan benefits derived from contributions made by the Company. The following table sets forth the present value of accumulated benefits under both the qualified and non-qualified retirement plans of the Company payable to each NEO as of December 31, 2023, and the number of years of service credited to them under the plans. The present value was determined using interest rate and mortality rate assumptions consistent with those described in Note 13 in Item 8 of the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2023, as included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023. Name Plan Name Years of Credited Service Value of Accumulated Benefit as of 12/31/23 (b) Payments During Last Fiscal Year David S. DeMarco Retirement Plan 36.08 822,954 — SERP 11.00 222,026 — Penko Ivanov (a) Retirement Plan — — — SERP — — — David D. Kaiser Retirement Plan 23.00 609,815 — SERP 7.00 90,390 — Andrew J. Wise Retirement Plan 7.00 113,241 — SERP 5.00 31,277 — Thomas J. Murphy (c) Retirement Plan 19.00 854,858 854,858 SERP 11.00 3,403,086 — (a) Penko Ivanov is not eligible for the Pension or SERP as of December 31, 2023. (b) The increase in present value of retirement benefits reported for each of the Named Executive Officers for 2023 includes the Company's contribution. (c) Includes the additional annuity benefit having an approximate present value of $1,864,180 derived from the Special SERP Award described in "Payments to Our Former President and CEO." The entire SERP benefit granted to Mr. Murphy with a value of $3,403,086 at December 31, 2023, will be paid by an annuity and is not eligible for a lump sum cash payout. Nonqualified Deferred Compensation: The Company has an Executive Officer Deferred Compensation Plan (“Officers’ Deferral Plan”) under which an executive officer may elect on a year-to-year basis to defer until retirement all or a portion of his salary or bonus payments otherwise payable to him during and for such year. Amounts deferred earn interest at a rate equal to the highest rate currently paid on individual retirement accounts by GFNB. None of the NEOs elected to defer under the plan salary or bonus amounts payable to them in or for 2023 or in or for the prior two years. Pay Ratio Disclosure: As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing this disclosure regarding the relationship of the annual total compensation of the individual identified as the median paid employee of our Company and the annual total compensation of Mr. DeMarco, our President and Chief Executive Officer since May 13, 2023. 46

As of December 31, 2023, our total employee population, excluding Mr. DeMarco, consisted of 539 employees who were all located in the United States. To identify the median compensated employee, we used Box 5 of Form W-2 compensation for the full year 2023 for all such employees, annualizing compensation for those employees hired during 2023. We used the median employee, and calculated that employee's total compensation for the year ended December 31, 2023, for this pay ratio disclosure. The 2023 annual total compensation of the median employee described above was $56,057. Mr. DeMarco’s 2023 annual total compensation, annualized as if he had been in the position for the full year, was $1,016,224. The ratio of these amounts is 1-to-18. This calculation is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee’s annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. Pay Versus Performance Disclosure In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive “compensation actually paid” (“CAP”) and certain Company performance for the fiscal years listed below. You should refer to the Compensation Discussion and Analysis section of this Proxy Statement for a complete description of how executive compensation relates to Company performance and how the Compensation Committee makes its decisions. Pay Versus Performance Table The following table provides the information required for our NEOs for each of the fiscal years ended December 31, 2023, December 31, 2022, December 31, 2021, and December 31, 2020 along with the financial information required to be disclosed for each fiscal year: Year-end value of $100 invested on December 31, 2019 in: Year Summary Compensation Table Total for PEO (Murphy) Compensation Actually Paid to PEO (Murphy) Summary Compensation Table Total for PEO (DeMarco) Compensation Actually Paid to PEO (DeMarco) Average Summary Compensation Table Total for Non-PEO NEOs Average Compensation Actually Paid to Non-PEO NEOs Arrow Financial Corporation ABA NASDAQ Community Bank Index (TR) Net Income (in millions) Net Operating Earnings (in millions) (1) (1)(2)(3)(4) (1) (1)(2)(3)(4) (5) (2)(3)(4)(5) (6) 2023 $1,662,004 $692,271 $943,532 $798,398 $541,482 $480,734 $96.33 $97.22 $30.10 $34.47 2022 $1,742,204 $1,922,576 N/A N/A $584,089 $562,080 $107.97 $102.65 $48.80 $48.31 2021 $2,146,089 $2,013,535 N/A N/A $557,166 $601,047 $105.51 $113.25 $49.90 $49.99 2020 $1,692,259 $1,430,452 N/A N/A $481,414 $436,109 $84.42 $85.57 $40.80 $40.84 (1) The PEO in each reporting year is Thomas J. Murphy, who was an Executive Officer until May 12, 2023. The new PEO is David S. DeMarco. (2) Subtractions from, and additions to, total compensation in the Summary Compensation table by year to calculate CAP include: 47

2023 2022 2021 2020 PEO (Murphy) PEO (DeMarco) Average of Other Non- PEO NEOs PEO Average of Other Non-PEO NEOs PEO Average of Other Non-PEO NEOs PEO Average of Other Non-PEO NEOs Total Compensation from from Summary Compensation Table $ 1,662,004 $ 943,532 $ 541,482 $ 1,742,204 $ 584,089 $ 2,146,089 $ 557,166 $ 1,692,259 $ 481,414 Adjustments for Pension Adjustment Summary Compensation Table Pension $ (1,031,417) $ (151,195) $ (51,964) $ (470,237) $ (52,579) $ (908,942) $ (46,099) $ (614,685) $ (49,985) Amount added for current year service cost $ 530,040 $ 65,438 $ 24,772 $ 595,215 $ 33,255 $ 571,465 $ 31,163 $ 482,936 $ 29,857 Total Adjustments for Pension $ (501,377) $ (85,757) $ (27,192) $ 124,978 $ (19,324) $ (337,477) $ (14,936) $ (131,749) $ (20,128) Adjustments for Equity Awards Adjustment for grant date values in the Summary Compensation Table $ (242,704) $ (40,100) $ (26,733) $ (226,485) $ (38,251) $ (187,798) $ (24,251) $ (184,917) $ (24,950) Year-end fair value of unvested awards granted in the current year $ — $ 32,551 $ 21,701 $ 230,583 $ 32,940 $ 279,970 $ 54,023 $ 173,356 $ 27,724 Year-over-year difference of year-end fair values and vest date fair values for awards granted in prior years $ — $ (35,652) $ (25,412) $ 38,559 $ 18,756 $ 106,511 $ 29,766 $ (110,642) $ (21,395) Fair values at vest date for awards granted and vested in current year $ 99,539 $ — $ — $ — $ — $ — $ — $ — $ — Difference in fair values between prior year-end fair values and vest date fair values for awards granted in prior years $ (159,079) $ (2,844) $ (3,112) $ (986) $ 1,098 $ (6,543) $ (721) $ (18,867) $ (6,556) Forfeitures during current year equal to prior year-end fair value $ (169,874) $ — $ — $ — $ (17,228) $ — $ — $ — $ — Dividends or dividend equivalents not otherwise included in total compensation $ 3,762 $ — $ — $ 13,723 $ — $ 12,783 $ — $ 11,012 $ — Total Adjustments for Equity Awards $ (468,356) $ (46,054) $ (33,557) $ 55,394 $ (2,685) $ 204,923 $ 58,817 $ (130,058) $ (25,177) Compensation Actually Paid (as calculated) $ 692,271 $ 798,398 $ 480,734 $ 1,922,576 $ 562,080 $ 2,013,535 $ 601,047 $ 1,430,452 $ 436,109 (3) The following table illustrates the valuation assumptions used for stock option awards included as part of CAP: • Expected life of each stock option is based on the "simplified method" using an average of the remaining vest and remaining term, as of the vest/fiscal year end date. • Number of options and exercise price are valued as of Fiscal Year End 2023 point-in-time. • Risk-free-rate is based on the Treasury Constant Maturity rate closest to the remaining expected life as of the vest/fiscal year end date. • Historical volatility is based on daily price history for each expected life (years) prior to each vest/fiscal year end date. Closing prices provided by S&P Capital IQ are adjusted for dividends and splits. For Stock Options Vesting in 2023 2022 2021 2020 Expected volatility 35% - 40% 36% - 39% 36% - 41% 28% - 29% Expected dividend yield 3.3% - 3.3% 3.1% - 3.1% 3.4% - 3.6% 2.9% - 3.0% Expected term, in years 3.0 - 4.5 3.0 - 4.5 3.0 - 4.5 3.0 - 4.5 Risk-free interest rate 3.6% - 4.0% 1.4% - 1.7% 0.2% - 0.5% 1.3% - 1.4% (4) The following table illustrates the valuation assumptions as of the vesting date for restricted stock awards that vested in each of 2023, 2022, 2021 and 2020 (note that no awards vested during 2020): Weighted Average Fair Value 2023 2022 2021 2020 Weighted Average Fair Value at vesting $22.56 $34.35 $27.61 N/A (5) Non-PEO NEOs reflect the average Summary Compensation Table total compensation and average CAP for Penko Ivanov, David D Kaiser and Andrew J. Wise in the 2023 reporting year, and Edward J. Campanella, David S. DeMarco, David D. Kaiser and Andrew J. Wise in for the 2020-2022 reporting years. 48

(6) Net Operating Earnings are as defined in the Compensation Discussion and Analysis section of this Proxy Statement. Tabular List of Financial Performance Measures In our assessment, the most important financial performance measures used to link CAP (as calculated in accordance with the SEC rules), to our NEOs in 2023 to our performance were: • Net Operating Earnings • Return on Equity • Efficiency Ratio • Non-Performing Loans • Net Charge-Offs Pay Versus Performance: Graphical Description The illustrations below provide a graphical description of CAP (as calculated in accordance with the SEC rules) and the following measures: • the Company’s cumulative TSR and the Peer Group’s cumulative TSR; • the Company’s Net Income; and • the Company Selected Measure, for which we have selected Net Operating Earnings. CAP and Cumulative TSR / Cumulative TSR of the Peer Group 49

CAP and Company Net Income CAP and Company Selected Measure, Net Operating Earnings 50

Agreements with Named Executive Officers Employment Agreements: The Company has employment agreements with Messrs. DeMarco, Ivanov, Kaiser and Wise (the “Current Employment Agreements”). At the beginning of each calendar year, the Board is required under these agreements to consider and vote upon a proposal to replace each of the agreements with new, comparable agreements having similar terms, conditions and benefits. The Company previously had an employment agreement with Mr. Murphy (the “Prior Murphy Agreement”) prior to his departure, as described below. DeMarco Agreement Effective February 1, 2024, Mr. DeMarco entered into a new employment agreement with the Company, replacing his prior three-year employment agreement entered into in July 2023. The new agreement provides for a three-year term, an annual base salary of $695,000 and eligibility to receive a target cash bonus equal to fifty percent (50%) of his base salary. Under the new agreement, Mr. DeMarco serves as President and CEO of the Company, GFNB and SNB. Ivanov Agreement Effective February 1, 2024, Mr. Ivanov entered into a new employment agreement with the Company, replacing his prior two-year employment agreement entered into in July 2023. The new agreement provides for a two-year term, an annual base salary of $410,000 and eligibility to receive a target cash bonus equal to forty percent (40%) of his base salary. Mr. Ivanov serves as CFO, Senior Executive Vice President, Treasurer and CAO of Arrow, GFNB, SNB and Upstate Agency. Kaiser and Wise Agreements Effective February 1, 2024, Messrs. Kaiser and Wise entered into new employment agreements with the Company, replacing their prior two-year employment agreements entered into in February 2023. Each new agreement provides for a two-year term, annual base salary of $365,000 and eligibility to receive a target cash bonus equal to forty percent (40%) of his base salary. Mr. Kaiser serves as Senior Executive Vice President and CCO of the Company, GFNB and SNB; and Mr. Wise serves as Senior Executive Vice President and CRO of the Company, GFNB and SNB. Prior Murphy Agreement The Company previously had an employment agreement with Mr. Murphy, effective February 1, 2023, to serve as President and CEO of both the Company and GFNB. Mr. Murphy also served as interim CFO of the Company until February 21, 2023. The agreement replaced his prior employment agreement and was substantially similar to his then existing employment agreement. Prior to Mr. Murphy’s departure in May 2023, Mr. Murphy’s agreement was for a three-year term. In connection with Mr. Murphy's departure, his employment agreement terminated, except for provisions which survived the termination of his employment, such as the restrictive covenants described below. General Terms of the Arrow Employment Agreements Under each agreement, the executive is guaranteed his current base annual salary and certain other benefits for the duration of the agreement. Also under each agreement, the executive is entitled to participate in certain other benefit plans, including medical, dental and life insurance plans; is eligible for (although not entitled to receive) cash awards under the STIP and equity-based awards under the 2022 LTIP (or predecessor plans); and is also eligible to participate in various retirement and supplemental retirement plans. In the event the executive is terminated other than for “cause” or terminates his own employment for “good reason,” the executive will receive a lump-sum payment equal to the greater of (i) the dollar amount of base salary that would have been payable to him during the remaining term of the agreement or (ii) one year’s base salary. The executive's receipt of such payment, and the other payments upon termination described in this section, is conditioned upon the execution of a separation and release agreement satisfactory to the Company. Additionally, under the agreements, if during the term of the agreement there is a change of control of the Company and, within 12 months after such change of control, either (i) the Company terminates the employment of the 51 executive other than for cause or (ii) such executive terminates his own employment with the Company for good reason, the executive will be entitled to receive an aggregate dollar amount, payable in installments over a two-year period following the date of his termination (or in a lump sum, in the event of unforeseeable emergency), equal to two, or in the case of Mr. DeMarco and the Prior Murphy Agreement, three times the sum of the executive's (a) annual base salary and (b) target bonus under the STIP for the relative year (the "Base Amount"), in each case subject to downward adjustment to reflect the value of any other “change of control” payments or benefits he might receive following such change of control under other compensatory arrangements then in effect. In such circumstances, the executive is entitled to receive medical, dental and life insurance coverage that is generally equivalent to the coverage then held by him on the date of his termination, subject to employee cost-sharing, for a period of two years following such date. Under each agreement, the executive will not receive any payment following a change of control to the extent such payment constitutes an “excess parachute payment” under the Code. Each of the employment agreements for Messrs. DeMarco, Ivanov, Kaiser and Wise, as well as the Prior Murphy Agreement, contain non-compete and non-solicitation provisions. For a period of two years following the termination of the executive’s employment, for any reason, he is generally precluded from being employed by, an owner of, or adviser to any bank or insured financial institution located in any New York county in which the Company or its Subsidiaries provide financial services, maintain a branch or office or have acted to establish a branch or office. Under the non-solicitation provision, for a period of two years following the executive’s termination of employment for any reason, he is generally precluded from soliciting customers or clients of the Company or its Subsidiaries on behalf of any other financial institution that provides financial services. The executive is also precluded from employing or soliciting employees of the Company or its Subsidiaries on behalf of another corporation or entity. These employment agreements, as well as the Prior Murphy Agreement, also contain confidentiality and non- disparagement covenants in favor of the Company. Potential Payments Upon Termination or Change of Control: The description below is based on a theoretical change of control on December 31, 2023 for our NEOs, although it does not address the specific circumstances and effects of Mr. Murphy's departure, which are covered in "Payments to Our Former President and CEO" at the end of this section. Termination for Cause In the event of a termination of any NEO for cause, the NEO in question would not receive any cash severance payment or enhanced retirement benefits beyond the benefits described in the “Pension Benefits Table” within the Executive Compensation section. Eligibility for regular Company severance or retirement payments is determined in a manner consistent with all employees of the Company under applicable Company plans and policies. Termination by the Company Other Than for Cause If there is a termination of any of the NEOs by the Company other than for cause, the NEO is entitled under his current employment agreement with the Company to receive a lump-sum payment in an amount equal to the greater of (i) his base salary payable during the remaining term of the agreement or (ii) one year’s base salary. The table later in this section shows the estimated payouts for Messrs. Murphy, DeMarco, Ivanov, Kaiser and Wise, had they been terminated by the Company other than for cause as of December 31, 2023. The Company does not have a formal written severance plan or policy that generally covers employees or executives who are terminated by the Company other than for cause; therefore, none of the NEOs would be entitled to any additional severance payments under any such policy or plan if terminated by the Company other than for cause. However, the Company does have a SERP, in which executive officers are eligible to participate if so determined by the Compensation Committee. In 2022, as selected by the Compensation Committee, Messrs. Murphy, DeMarco, Wise and Kaiser participated in the “make-up” benefits feature of the SERP. Additionally, in 2018, Mr. Murphy was selected to participate in the additional special benefits feature of the SERP. See "Payments to Our Former President and CEO" for information related to the Murphy SERP award. For further information concerning the SERP, see the discussion accompanying the “Pension Benefits Table” in the Executive Compensation section. In the past, the Company has, from time to time at the discretion of the Board or its Compensation Committee, awarded severance payments to executives in differing amounts, determined on a case-by-case basis, even in cases where such payments were not required under the SERP or under the terms of any employment agreement between the Company and such officer. Except as discussed in "Payments to Our 52

Former President and CEO" and with regard to the Murphy SERP award, generally, any termination by the Company of an executive other than for cause would not generally result in enhanced retirement benefits beyond the benefits described in the “Pension Benefits Table” in the Executive Compensation section. (The foregoing discussion assumes that the hypothetical termination of an executive by the Company other than for cause is not preceded by a change of control. Any such termination following a change of control may result in a greater payment to the executive, as discussed later in this section.) Termination for Good Reason Each of the current executive employment agreements provides for payments to the executive if they were to voluntarily terminate their employment for “good reason.” Good reason is defined as a (i) failure by the Company to offer the executive an annual replacement agreement on terms, conditions and benefits comparable to their existing employment agreement; (ii) material diminution in their title, authority, duties or responsibilities; (iii) required relocation of the executive more than 100 miles from their existing base location of employment; or (iv) material breach by the Company of the executive’s employment agreement. Under each executive’s employment agreement, the amount due to the executive if they were to terminate their employment for good reason during the term of the agreement, is a lump-sum payment equal to the greater of the amount of (i) their base salary payable during the remaining term of the agreement or (ii) one year’s base salary. For a discussion of the impact of a voluntary termination by an executive of their own employment on any retirement benefits due them under the Company’s qualified retirement plan or under the Company’s nonqualified SERP or any payments under any other severance plan or policy, see the discussion in the preceding section, “Termination by the Company Other Than for Cause.” (The foregoing discussion assumes that the hypothetical termination of the executive by the Company other than for cause is not preceded by a change of control. Any such termination following a change of control may result in a greater payment to the executive, as discussed later in this section.) Termination in Connection with a Change of Control Under the employment agreements with each of the executives, certain payments are to be made by the Company to each executive if, following a change of control of the Company, their employment is terminated without cause or they voluntarily terminate their employment for good reason. For the executives, the amounts that would have been payable to each had their employment been terminated as of December 31, 2023, by the Company or by such officer for good reason following a change of control are identified in tables later in this section. In addition, all of the outstanding stock options granted to these executives, to the extent not fully vested, would under the terms of such options vest immediately upon a change of control, regardless of whether the employment of such person is terminated or terminates on or after such change of control. Termination of any of the executives following a change of control would generally not result in enhanced retirement benefits beyond the benefits described in the “Pension Benefits Table” in the Executive Compensation section. Eligibility for other payments would be determined in a manner consistent with all Company employees under applicable plans and policies. A “change of control” of the Company is defined in the employment agreements with executives as follows: (i) the acquisition by one person, or more than one person acting as a group, of ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company; (ii) the acquisition by one person, or more than one person acting as a group, of ownership of stock of the Company that, together with stock of the Company acquired during the 12- month period ending on the date of the most recent acquisition by such person or group, constitutes 30% or more of the total voting power of the stock of the Company; (iii) a majority of the members of the Board are replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election; or (iv) one person, or more than one person acting as a group, acquires, or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group, assets from the Company that have a total gross fair market value, determined without regard to any liabilities associated with such assets, equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately before such acquisition(s). Voluntary Termination or Early Retirement In 2023, the early retirement or voluntary termination of employment by any NEO (other than a voluntary termination of employment by the NEO for “good reason,” which is discussed separately above) would generally not result in any enhanced retirement benefits beyond the benefits described in “Pension Benefits Table” in the Executive Compensation section. To the extent that any NEO may hold unvested stock options as of the date of self- termination or early retirement, the plan Administrator might choose to accelerate the vesting of such options as of the date of such termination or early retirement. Eligibility for regular Company severance or retirement payments by an executive is determined in a manner consistent with all Company employees under applicable plans and 53 policies. Participation in either the “makeup” benefit feature or the special additional benefit feature of the SERP, including in the event of early retirement, is limited to select executives, as determined from time to time by the Compensation Committee acting in its sole discretion. Participating executives may be eligible for SERP payments upon their termination of employment or early retirement. Death or Disability In the event of death or disability, the executive would generally not receive any cash severance payment or enhanced retirement benefits beyond those described in “Pension Benefits Table” within the Executive Compensation section. Eligibility for regular Company severance or retirement payments is determined in a manner consistent with all employees of the Company under applicable plans and policies. However, under the standard stock option award agreements applicable to all option recipients, including executives, upon the death or permanent disability of a recipient who holds unvested stock option awards, any such awards will be subject to accelerated vesting as of such date. Payments to Our Former President and CEO In connection with Mr. Murphy’s departure in May 2023, Mr. Murphy received his base salary through the date of his departure and benefits payable in accordance with the then current plans and policies under the programs in which Mr. Murphy participated including under the Company’s pension plan, SERP and 401(k) plan. Consistent with the equity incentive award agreements, (i) Mr. Murphy’s unvested RSUs vested in full, such that he holds RSUs for 26,275 shares, which such RSUs will settle over a 10-year period beginning in May 2024, (ii) 25,763 unvested stock options forfeited, and (iii) he has until May 12, 2024 to exercise 21,869 vested stock options. Mr. Murphy is not entitled to receive a STIP award for 2023. Consistent with the terms of the SERP, including a special SERP award granted to Mr. Murphy in 2018, Mr. Murphy was entitled to receive his SERP award, the present value of which was calculated by the Company at year-end 2023 to be approximately $3,403,086 (the “Murphy SERP Award”). The Murphy SERP Award consisted of (i) a "makeup" SERP payment, the present value of which was calculated by the Company at year-end 2023 to be approximately $1,538,906; and (ii) a special additional benefit under the SERP approved by the Compensation Committee in 2018, the present value of which was calculated by the Company at year-end 2023 to be approximately $1,864,180 (the "Special SERP Award"). The Special SERP Award reflected an award of special retirement benefits to Mr. Murphy, providing him with an annuity payable at a normal retirement age of 65 that was equal to 40% of his compensation, averaged over 60 consecutive calendar months which produce the highest average during the last 120 consecutive calendar months of Mr. Murphy’s employment, offset by his Social Security retirement benefits that would be payable at age 65 and further offset by the actuarial value of other qualified and non-qualified plan benefits derived from contributions made by the Company. The Murphy SERP Award was payable to him in the form of a life annuity, jointly with his wife or individually, at his election. Mr. Murphy elected to receive payment of the "makeup" SERP portion of the Murphy SERP Award in the form of a joint-and-one hundred-percent-survivor monthly annuity. Mr. Murphy has not elected the form of payment for the Special SERP Award, which also must be paid as an annuity. Based upon Mr. Murphy's age and circumstances, this annuity was calculated by the Company at year-end as generating an annuity of approximately $244,000 per year, of which approximately $131,000 represents the Special SERP Award, commencing on his election and ending on the death of the last to survive of Mr. Murphy and his spouse. 54

Potential Payments Table: The table below shows the estimated potential payments and benefits to each of the NEOs upon various "termination of employment" scenarios, assuming the NEO’s employment terminated as of December 31, 2023; the value of the Company’s common stock was $27.94, the closing price of the common stock on December 29, 2023; and in the case of a post change-in-control termination, the triggering change-in-control event occurred in 2023. This table does not address the specific circumstances and effects of Mr. Murphy's Departure, see "Payments to Our Former President and CEO." Name and Principal Position Type of Payment Involuntary Termination Without Cause or Voluntary Termination with Good Reason Change of Control (a) Retirement Death or Disability David S. DeMarco Senior Executive Vice President and CEO Cash Compensation 1,447,917 (b) 1,091,622 (f) — — Stock Options (c) — 2,459 — 2,459 SERP – Pension & ESOP (d) 319,363 319,363 319,363 319,363 Health and Welfare Benefits (e) — 44,372 — — Total 1,767,280 1,457,816 319,363 321,822 Penko Ivanov, Senior Executive Vice President, Treasurer and CFO Cash Compensation 444,167 (b) 975,000 (f) — — Stock Options — — — — SERP – Pension & ESOP Health and Welfare Benefits (e) — 536 — — Total 444,167 975,536 — — David D. Kaiser Senior Executive Vice President and CCO Cash Compensation 395,417 (b) 810,660 (f) — — Stock Options (c) — 2,459 — 2,459 SERP – Pension & ESOP (d) 120,208 120,208 120,208 120,208 Health and Welfare Benefits (e) — 44,372 — — Total 515,625 977,699 120,208 122,667 Andrew J. Wise, Senior Executive Vice President and CRO Cash Compensation 395,417 (b) 780,232 (f) — — Stock Options (c) — 2,459 — 2,459 SERP – Pension & ESOP (d) 63,099 63,099 63,099 63,099 Health and Welfare Benefits (e) — 44,372 — — Total 458,516 890,162 63,099 65,558 (a) Assuming termination of an NEO's employment by the Company without cause or by the NEO for good reason within 12 months following a change of control, each NEO will receive an amount equal to, in the case of Mr. DeMarco, 2.99 times the average annual compensation for the most recent five taxable years, and in the case of Messrs. Ivanov, Kaiser and Wise, two times the average annual compensation for the most recent five taxable years, in each case adjusted downward to reflect any other change-of-control payment or benefits they might receive under other compensatory arrangements then in effect, such as the value they might receive from accelerated vesting of stock options. Their agreements further provide that under no circumstances will Messrs. DeMarco, Ivanov, Kaiser and Wise receive payments under the employment agreements if such payments would constitute an “excess parachute payment” under the tax laws. (b) Messrs. DeMarco, Ivanov, Kaiser and Wise will each receive a lump-sum payment equal to the greater of the amount of (i) their base salary payable during the remaining term of the agreement in effect on December 31, 2023 or (ii) one year’s base salary. (c) Reflects accelerated vesting of stock options. (d) Represents $222,025 for benefits under the SERP pension plan and $97,338 for SERP ESOP account value for Mr. DeMarco; and $90,390 for benefits under the SERP pension plan and $29,818 for SERP ESOP account value for Mr. Kaiser; $31,277 for benefits under the SERP pension plan and $31,872 for SERP ESOP account value for Wise. SERP pension plan benefits are payable in the form of an annuity and SERP ESOP account values are payable in a lump sum. (e) Represents the projected cost for 24 months of medical and dental insurance coverage under the Company’s fully insured medical and self-insured dental plans, assuming continued cost-sharing by the NEO, plus continued 55 premium payments for 24 months of term life insurance and split-dollar insurance policies. (f) For Mr. DeMarco, the lump-sum amount $1,091,622 is adjusted downward by $2,459 as a result of accelerated vesting of stock options. For Mr. Kaiser, the lump-sum amount $810,660 is adjusted downward by $2,459 as a result of accelerated vesting of stock options. For Mr. Wise, the lump-sum amount $780,232 is adjusted downward by $2,459 as a result of accelerated vesting of stock options. 56

Additional Voting Information Frequently Asked Questions: Who is entitled to vote? The Company has one class of stock outstanding, common stock, $1.00 par value per share. At the close of business on the record date of April 8, 2024, there were 16,692,429 shares outstanding. The holders of these shares are shareholders of record and will be entitled to vote at the Annual Meeting or any adjournment or postponement thereof. Each of these shareholders will receive notice of the Annual Meeting and instructions on how to vote their shares. Each share outstanding on the record date is entitled to one vote. Shares held in treasury by the Company are not eligible to vote and do not count toward a quorum. What are “broker non-votes” and how are they voted at the Annual Meeting? Shares of Company common stock can be held in (i) certificate form; (ii) by “book entry” at the Company's transfer agent, Equiniti Trust Company, LLC; or (iii) in “street name” at a broker. When shares owned by you are held in street name, the broker will solicit your vote and provide the Company with the results of the vote for all of the Company shares it holds in your account. On “routine” matters, if you as the owner of the shares do not provide the broker with voting instructions, the broker has the right to vote these shares in its own discretion. However, a broker is not allowed to exercise its discretion on voting shares held in street name on any “non-routine” matter. On such matters, these shares may only be voted by the broker in accordance with express voting instructions received by it from you, the owner of the shares. The votes attached to such shares, that is, shares that may not be voted by a broker except in accordance with the owner’s voting instructions, are referred to as “broker non-votes.” This year, the only matter that will be considered a routine matter is Item 4, the ratification of the Company’s independent registered public accounting firm. Item 1, the Election of Directors, Item 2, Say-on-Pay and Item 3, the approval of the 2023 ESPP are non-routine matters. Therefore, shares held by brokers in street name cannot be voted on by the brokers at their discretion for that item. If your shares are held at a broker, the Company urges you to provide voting instructions to your broker so that your vote may be counted. How are Dividend Reinvestment Plan and other plan shares voted? Shares owned by you in the Arrow Financial Corporation Automatic Dividend Reinvestment Plan (“DRIP”) on the record date will be combined with all other shares owned by you directly on that date and presented to you with voting instructions. Shares owned by Company employees, Directors and other participants in the Company’s 2023 Employee Stock Purchase Plan and it predecessors as of April 8, 2024, the record date, will be presented to the participants for voting on a separate voting form and will be voted in accordance with their instructions. Shares owned by Company employees in the Company's Employee Stock Ownership Plan ("ESOP") on the record date on a fully vested basis will be voted by the ESOP Trustee on behalf of such employees in accordance with any voting instructions received from the employees. Participants will receive a separate voting form from the ESOP’s plan administrator for this purpose. If a participant does not provide the Trustee with voting instructions for such participant's ESOP shares, the Trustee will vote the participant’s shares in accordance with the “mirror voting” provisions of the ESOP. Under the “mirror voting” provisions, all such shares will be voted in a pro rata manner calculated to reflect most accurately the instructions received from those account holders who did provide voting instructions to the Trustee. What constitutes a quorum at the meeting? There will be a quorum at the Annual Meeting if one-third of the total number of outstanding shares of the Company's common stock are present, or represented by proxy. Consistent with applicable state law and the Company's Certificate of Incorporation and bylaws, all shares present or represented by proxy at the Annual Meeting, including so-called “broker non-votes,” will be treated as shares present or represented by proxy for purposes of determining the meeting quorum. Shares held in treasury by the Company are not deemed outstanding and therefore are ignored for purposes of calculating the quorum. 57

How many votes are required for approval of Item 1? The first item on the agenda is the election of three Class B Directors to three-year terms. The affirmative vote of the holders of a plurality of the shares of common stock present or represented by proxy at the Annual Meeting and eligible to vote on such matter is required for the election of each Director. A “plurality” means receiving a higher number of votes for such position than any other candidate, up to the maximum number of Directors to be chosen at the Annual Meeting. Because there are only as many nominees as there are Directors to be elected at this year’s meeting, a Director nominee is assured of being elected if such Director nominee receives any “For” votes, regardless of how many negative votes (“Withhold Authority”) are cast for that Director. Broker non-votes are ineligible to vote on Item 1. The Company’s Majority Voting Policy states that if an election of Directors is uncontested, as is the case this year, and a nominee’s negative votes (“Withhold Authority”) exceed 50% of the total number of shares outstanding and entitled to vote at the Annual Meeting with respect to the election of Directors, that Director must resign following the meeting. The Governance Committee of the Board is then required to evaluate the tendered resignation and make a recommendation to the Board on appropriate action, which may or may not include the acceptance of such resignation. In determining the appropriate action to be taken by the Company, the Board will take into account the best interests of the Company and its shareholders. What is the impact of a vote to “Withhold Authority” on Item 1? In one respect, a proxy or ballot marked “Withhold Authority” will be the equivalent of an abstention from voting on Item 1. As discussed in the preceding section, because there are only as many nominees as there are Directors to be elected, if each of the nominees receives any votes in favor of such nominee's election, each will be elected and a ballot marked “Withhold Authority,” like an abstention from voting, will not affect the outcome of this election. However, a ballot marked “Withhold Authority” (a negative vote), unlike an abstention from voting, may nevertheless have a negative impact under the Majority Voting Policy because a “Withhold Authority” vote, unlike a shareholder’s abstention from voting, will be treated as a negative vote under the Company’s Majority Voting Policy and thus will make it somewhat more likely that the nominee will be required to resign under that policy, even though such person may in fact have been elected. (See the description of the Majority Voting Policy in the preceding paragraph.) How many votes are required for approval of Item 2? The second item on the agenda is the advisory approval of the executive compensation, Say-on-Pay. The affirmative vote of a majority of the shares of common stock present or represented by proxy at the Annual Meeting and voting on this proposal is required to approve, by advisory vote, the compensation paid to the NEOs. Abstentions and broker “non-votes” will not be counted in determining the number of votes cast and, therefore, will have no effect on the outcome of this vote. A proxy or ballot marked “Abstain” on Item 2 will not have the same effect as a vote “Against” such item. A proxy or ballot marked “Against” on Item 2 is an actual vote (and counts in the total number of votes on the item) whereas a vote to “Abstain” on Item 2 is not an actual vote (and does not get counted in the total votes on the item). Therefore, a vote “Against” Item 2 makes it more difficult to achieve shareholder advisory approval of Say-on-Pay than a vote to “Abstain.” How many votes are required for approval of Item 3? The third item on the agenda is approval of the 2023 Employee Stock Purchase Plan. The affirmative vote of a majority of the shares of common stock present or represented by proxy at the Annual Meeting and voting on this proposal is required to approve the 2023 Employee Stock Purchase. Abstentions and broker “non-votes” will not be counted in determining the number of votes cast and, therefore, will have no effect on the outcome of this vote. A proxy or ballot marked “Abstain” on Item 3 will not have the same effect as a vote “Against” such item. A proxy or ballot marked “Against” on Item 3 is an actual vote (and counts in the total number of votes on the item) whereas a vote to “Abstain” on Item 3 is not an actual vote (and does not get counted in the total votes on the item). Therefore, a vote “Against” Item 3 makes it more difficult to approve the 2023 Employee Stock Purchase Plan than a vote to “Abstain.” How many votes are required for approval of Item 4? The fourth item on the agenda is ratification of the independent registered public accounting firm, Crowe. The affirmative vote of a majority of the shares of common stock present or represented by proxy at the Annual Meeting and voting on this proposal is required for ratification. Broker non-votes will be eligible to vote on Item 4. A proxy or ballot marked “Abstain” on Item 4 will not have the same effect as a vote “Against” such item. A proxy or ballot 58 marked “Against” on Item 4 is an actual vote (and counts in the total number of votes on the item) whereas a vote to “Abstain” on Item 4 is not an actual vote (and does not get counted in the total votes on the item). Therefore, a vote “Against” Item 4 makes it more difficult to achieve shareholder approval or ratification than a vote to “Abstain.” How do I vote? If you are a shareholder of record as of the close of business on April 8, 2024, you will be entitled to vote at the Annual Meeting or any adjournment or postponement thereof. You can ensure that your shares are voted properly by submitting your proxy by calling (800) 690-6903, visiting www.proxyvote.com or by completing, signing and dating the proxy card that will be provided to you upon request. Shareholders of record should receive a notice with voting instructions and the ability to request Proxy Materials. Those shareholders who have previously requested printed or electronic copies of the Proxy Materials will receive a printed or electronic copy of the proxy card, as applicable. If your shares are held by a broker or bank, you must follow the voting instructions on the form you receive from your broker or bank. How do I register to participate virtually in the Annual Meeting? No preregistration is required. To participate, please visit www.virtualshareholdermeeting.com/AROW2024 on the day of the meeting. You will enter your control number to be admitted. How can I participate in the Annual Meeting? To participate, please visit www.virtualshareholdermeeting.com/AROW2024 on the day of the meeting, you will enter your control number to be admitted. When can I join the Annual Meeting online? If you plan to attend, please go to www.virtualshareholdermeeting.com/AROW2024 15 minutes prior to the 10:00 a.m. Eastern Daylight Time meeting start time and sign in using the 16-digit control number included on your proxy card. The meeting will begin promptly at 10:00 a.m. Eastern Daylight Time. We encourage our shareholders to access the meeting prior to its start time. How can I ask questions at the Annual Meeting? Shareholders may submit questions 15 minutes prior to the meeting, as well as during the meeting through a question box at www.virtualshareholdermeeting.com/AROW2024 by entering in the 16-digit control number included on the shareholder's proxy card. Questions pertinent to meeting matters will be answered either by email or by telephone as quickly as possible after the meeting. Questions that are not pertinent to meeting matters such as questions regarding personal matters, including those related to employment, bank or insurance products or service issues, or suggestions for bank facilities, will not be answered. What if I experience technical difficulties when attempting to access the Annual Meeting? Please call the technical support number that will be on the meeting log in page for assistance. What if I have additional questions regarding the virtual Annual Meeting? You may contact the Company’s Corporate Secretary at corporatesecretary@arrowbank.com. May I revoke my proxy? A proxy may be revoked at any time prior to the Annual Meeting by submitting a later vote of your shares either online or by telephone prior to the Annual Meeting or by attending and voting your shares virtually at the Annual Meeting. You may also revoke your proxy by delivering a written notice of revocation of proxy prior to the Annual Meeting to: Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801. How are proxies being solicited? Proxies are being solicited electronically, by telephone and by mail. Proxies may also be solicited without additional compensation by Directors, Officers and other employees personally, by telephone or other means. The Company will bear all costs of proxy solicitation. If the Company utilizes the services of other financial institutions, brokerage 59 houses, custodians, nominees or fiduciaries to solicit proxies, the Company will reimburse them for their out-of- pocket expenses. The Company may, in its discretion, engage at its cost a proxy solicitor to solicit proxies at the Annual Meeting. Will I have appraisal or similar dissenters’ rights in connection with the proposals being voted on at the Annual Meeting? No. Appraisal or similar dissenters’ rights are not applicable to any of the matters being voted upon at the Annual Meeting. Householding of Notices to Shareholders: In some instances, only one copy of the Notice Regarding the Availability of Proxy Materials concerning this Proxy Statement is being delivered for shareholder accounts that contain the same primary Social Security number, unless the Company has received instructions from one or more of the shareholders to continue to deliver multiple copies. The Company will deliver a copy of the Notice Regarding the Availability of Proxy Materials to any shareholder upon request by email to corporatesecretary@arrowbank.com or in writing to: Householding of Notice, c/o Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801. Additional Matters for Consideration at the Annual Meeting: Please note the deadline for submission of proposals by shareholders for consideration at the Annual Meeting has passed. This applies to proposals that shareholders might wish to include in the Company’s Proxy Statement for the Annual Meeting (this Proxy Statement), proposals that shareholders might wish to include in their own proxy materials, which they would prepare, file with the SEC and disseminate to shareholders, or proposals that shareholders might wish to submit directly to a shareholder vote, at the Annual Meeting. Therefore, no additional matters may be proposed by any shareholder for submission, or submitted, to a vote of the shareholders generally at the Annual Meeting, other than procedural issues such as adjournment, postponement or continuation. On such procedural issues, all shares represented at the Annual Meeting by proxy may be voted at the discretion of the attorneys-in-fact named in the proxies, to the extent permitted by law. Proxy Cards Returned Without Specific Voting Instructions: If you return a proxy card without specific voting instructions for any or all items, your shares will be voted “For” each of the Board’s three Class B nominees on Item 1; “For” Say-on-Pay on Item 2; "For" approval of the 2023 Employee Stock Purchase Plan on Item 3 ,“For” ratification of the appointment of Crowe on Item 4; and “For” any other procedural matter properly submitted for shareholder consideration, in such manner as the shareholders’ attorneys-in-fact may determine, in their discretion, to be appropriate and in the best interests of shareholders. 60

Additional Shareholder Information Shareholder Submissions of Director Nominees for the 2025 Annual Meeting: Any shareholder submission of a candidate for the Board to consider as one of its nominees for Director at the 2025 Annual Meeting of Shareholders must be in writing and contain certain information about the candidate and comply with certain procedures, which are described in detail in the Company’s bylaws and are in compliance with Regulation 14A of the Exchange Act including, without limitation, Rule 14a-19. All candidates who are properly submitted by shareholders will first be considered by the Governance Committee of the Board at the time of its normal Director nomination review, and if the Governance Committee recommends such candidate, such candidate will subsequently be considered by the full Board. Such submissions must be in writing and addressed to: Board of Director Candidates, c/o Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801. A shareholder may act directly to nominate such shareholder's own Director candidates at our 2025 Annual Meeting of Shareholders by following the procedures set forth in the subsection below titled “Shareholder Proposals for Presentation at the 2025 Annual Meeting.” Such direct nominations by shareholders not involving the Board’s nomination are subject to the deadlines and procedures described and set forth in our bylaws and applicable rules of the SEC, including minimum advance notice to the Board. Annual Meeting Shareholder Proposal Process: Shareholder Proposals for Inclusion in the 2025 Proxy Statement To be considered for inclusion in our 2025 Proxy Statement, shareholder proposals must be submitted in accordance with SEC’s Rule 14a-8 and must be received by our Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801, no later than December 26, 2024. However, if the date of the next annual meeting is changed by more than 30 days from the anniversary of this year's Annual Meeting, then, to be considered for inclusion in the Company’s 2025 Proxy Statement relating to next year’s annual meeting, notice of a shareholder proposal will need to be received by us in a reasonable amount of time before we begin to print and send our proxy materials for the 2025 annual meeting. Additionally, our Company bylaws require, among other things, the name and address of record of the proposing shareholder, appropriate information regarding the matter sought to be presented or person to be nominated, as well as the number of shares of our common stock that are owned by the proposing shareholder. Shareholder Proposals for Presentation at the 2025 Annual Meeting If a shareholder wishes to have a proposal presented at our 2025 Annual Meeting but not included in the Company’s 2025 Proxy Statement, including a nomination for the Board of Directors, the shareholder must satisfy the requirements established under our Company bylaws and applicable securities laws. The shareholder must give notice to the Corporate Secretary of the Company of any such proposal for next year’s Annual Meeting no later than February 5, 2025, and the notice provided by the shareholder must contain information required by our bylaws including the name and address of record of the proposing shareholder, appropriate information regarding the matter sought to be presented or the proposed nominee, as well as the number of shares of our common stock that are owned by the proposing shareholder. Under Rule 14a-4(c) of the Securities Exchange Act of 1934 (the “Exchange Act”), which governs our use of discretionary proxy voting authority with respect to shareholder proposals that are not included in our proxy solicitation materials pursuant to Rule 14a-8 of the Exchange Act, if we do not receive the shareholder’s notice of intent to present such a proposal at our 2025 annual meeting within a reasonable time before we begin to print and send our proxy materials in connection with such annual meeting, then our management proxies will have the right to exercise their discretionary authority in connection with the matter submitted by the shareholders, without discussion of the matter in the 2025 Proxy Statement. In the event that the 2025 Annual Meeting will be held on a date that is not within 30 days before or after the anniversary date of the prior year’s annual meeting, notice by the shareholder must be received no later than the earlier of close of business on the 10th day following (i) the day on which notice of the date of the 2025 annual meeting is first mailed; or (ii) the date on which public disclosure of the 2025 Annual Meeting date is first made. ******************************* Thank You for Voting Your Shares 61

Appendix A: Arrow Financial Corporation 2023 Employee Stock Purchase Plan (Adopted by the Arrow Board of Directors October 25, 2023) 1. Purpose. a. The general purpose of the Arrow Financial Corporation 2023 Employee Stock Purchase Plan (the “Plan”) is to provide certain persons employed by or rendering services to Arrow Financial Corporation (the “Company”) or its direct or indirect subsidiaries (“Subsidiaries”) with an incentive to work for the continued success of the Company by encouraging them to acquire a proprietary interest in the Company in the form of the Company’s common stock, $1.00 par value (“Common Stock”). The Plan is also intended to help the Company and its Subsidiaries retain the services of such persons and attract additional qualified personnel. The Plan is a stock purchase plan that is intended to satisfy all requirements of Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”). b. The Plan shall become effective on January 1, 2024 (the “Effective Date”). 2. Number of Shares; Source of Shares. a. The maximum number of shares of Common Stock that may be purchased under the Plan on behalf of participants (“Participants”) is three hundred thousand (300,000), provided that, if the Company shall at any time change the number of shares of Common Stock issued and outstanding without new consideration to the Company (such as by a stock dividend, stock split or corporate reorganization or recapitalization), the total remaining number of shares that may be purchased under the Plan at the time of such change shall be adjusted accordingly. b. All shares purchased under the Plan shall be purchased from the Company, which may be authorized but unissued shares of Common Stock or shares of Common Stock held by the Company in the treasury. The Company has reserved three hundred thousand (300,000) shares of Common Stock, subject to adjustment from time to time in the event of certain changes in the number of outstanding shares of Common Stock as provided in Section 2(a), for issuance under the Plan. 3. Purchase Price. a. The purchase price for shares of Common Stock purchased on behalf of Participants under the Plan (the “Purchase Price”) shall be 90% of the Current Market Price of the Common Stock or such greater or lower percentage as may from time to time be determined by resolution of the Compensation Committee of the Board of the Company (the “Compensation Committee”); provided, however, that such Purchase Price shall never by less than 85% of the Current Market Price of the Common Stock. b. The “Current Market Price” of the Common Stock as of any date shall be the closing price for the Common Stock, as reported on the NASDAQ Global Select Market or such other national securities exchange or quotation system on which the Common Stock may be listed at such time (any such, a “National Securities Exchange”), for the last trading date prior to such date. 4. Administration. a. The Compensation Committee will serve as administrator of the Plan (the “Administrator”). The principal duties of the Administrator are to interpret the Plan provisions, to oversee the operation of the Plan, and to make key determinations regarding the Plan, including eligibility to participate in the Plan. Subject to the express provisions of the Plan, the Administrator is authorized to approve such policies and procedures for the Plan and to issue such interpretations of the Plan as it deems appropriate and desirable to ensure the efficient operation of the Plan and achievement of the Plan’s purposes. All actions taken and all interpretations issued by the Administrator shall be conclusive and binding on the Company and all Participants and other persons affected thereby. b. The Administrator may appoint and/or retain one or more qualified service providers or other agents (collectively, “Agents;” any such, an “Agent”), including the Company’s Subsidiary, Glens Falls National Bank and Trust Company, Glens Falls, New York, to assist in the oversight and operation of the Plan and may entrust to any such Agent specific ministerial duties under the Plan, including maintenance of separate accounts for individual Plan Participants (“Plan Accounts”), distribution of account statements to Plan Participants, and preparation and distribution of Plan materials and forms to Participants and persons eligible to participate. 62

c. The Administrator, with the consent of the Board, may designate a successor to serve as Administrator. All administrative costs of the Plan will be borne by the Company, except as may be expressly provided otherwise herein. The Administrator and any Agents appointed by the Administrator shall not be liable for any actions taken or determinations made by them in good faith with respect to the Plan. 5. Participation. a. Persons eligible to participate in the Plan shall include those regular employees of the Company or its Subsidiaries who have been employed continuously by the Company or a Subsidiary for at least one (1) full month, provided he or she is considered employed for purposes of Section 423(b)(4) of the Code (an “Employee”); and provided, further that such Employee does not or is not deemed to own 5% or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary. b. Any eligible person who elects to commence participation in the Plan may do so by completing the prescribed participation form, indicating thereon the initial level of participation by such Participant (which may not be zero) and returning such form to the Administrator or its Agent. Participation of a Participant electing to participate in the Plan will commence only as of the first day of a pay period for an Employee. 6. Participant Contributions. a. Participants contribute to the Plan through regular contributions (“Contributions”) effected at regular intervals (generally, not less often than monthly), as determined from time to time by the Administrator and the Company. The methods by which Participants may make Contributions will be as determined from time to time by the Administrator in consultation with the Company, which methods may vary depending on the category of the Participant. In the case of participating Employees, Contributions typically will be made through regular payroll deductions. In appropriate circumstances, the Administrator in its absolute discretion may permit other methods of effecting Contributions under the Plan. Participants determine the level of their Contributions from time to time, within limitations established by the Compensation Committee (as further discussed in Section 7 below). Participants may increase or decrease their level of Contributions in accordance with Section 7, provided that Participants who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may not change the level of their Contributions to the Plan except in accordance with applicable law and Company policy. b. No interest shall accrue on Contributions received from or on behalf of Participants under the Plan pending investment thereof in shares of Common Stock, as provided in Section 8 below. Any Contributions received and held pending investment by the Administrator or any Agent shall be held in one or more insured deposit accounts maintained by the Administrator or its Agent on behalf of Plan Participants as a group at one or more insured depository institutions selected by the Administrator in its sole discretion, which may include one or more of the Company’s subsidiary banks. 7. Limitations on Contributions. a. The Compensation Committee may from time to time, at its discretion, establish limitations on the maximum amounts or levels and the minimum amounts or levels that may be contributed by individual Participants during a designated period (e.g., per month or per pay period) under the Plan, which limitations (the “Maximum Contribution” and the “Minimum Contribution,” respectively), may be expressed as absolute dollar amounts or by some other objective measurement (e.g., a designated percentage of salaries, fees, contract amounts or other regular payments due to the individual Participants). The Administrator may specify a single set or more than one set of such limitations (collectively, the “Contribution Limitations”) for Participants, provided that all members of any similarly-situated category of Participant shall be subject to the same set of Contribution Limitations at any given time, and provided, further that any such limitations comply with Section 423(b)(5) of the Code. b. The Contribution Limitations and the Maximum Contribution Eligible for Discount, as in effect for Participants or any category of Participants from time to time, may not be waived for any individual Participant and may only be changed by the Compensation Committee, in its discretion, and not by any Agent. Any change in the Contribution Limitations will become effective only after reasonable prior notice thereof has been provided to Participants affected by such change and, if and to the extent legally required or deemed appropriate by the Compensation Committee, such Participants have been given the opportunity to alter their level of participation in the Plan. c. Subject to the foregoing limitations, Participants may select their individual desired level of participation in the Plan (i.e., their Contributions) with such frequency and at such intervals as may be established by the Administrator. Changes in levels of participation by Participants shall be effected on such forms as may be determined from time to time by the Administrator or its Agent; provided that Participants who are subject to Section 16 of the Exchange Act may not change the level of their Contributions to the Plan except in accordance with applicable law and Company policy. 63

d. Notwithstanding anything to the contrary herein, as specified by Section 423(b)(8) of the Code, an Employee may be granted purchase rights under the Plan only if such purchase rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Subsidiary, do not permit such Employee's rights to purchase stock of the Company or any Subsidiary to accrue at a rate which exceeds twenty five thousand dollars ($25,000) of fair market value of such stock (determined at the time such rights are granted) for each calendar year in which such rights are outstanding at any time. 8. Purchases of Shares Under the Plan. a. The Administrator shall determine from time to time the regularly recurring dates (occurring not less often than monthly) on which Contributions from Participants will be invested in shares of Common Stock under the Plan. On each such date (an “Investment Date”), all Contributions received from or on behalf of Participants since the immediately preceding Investment Date will be collected and accumulated by the Administrator or its Agent and paid or forwarded to the Company. Such accumulated Contributions will be invested on behalf of the contributing Participants in shares of Common Stock of the Company at the Purchase Price or Prices for such shares determined as provided in Section 3 above. Shares thus purchased shall be deliverable by the Company to the Administrator or its Agent on the Investment Date or as soon as practicable thereafter. b. All purchases of shares under the Plan on behalf of Participants will be reflected on account statements prepared and distributed to Participants by the Administrator or its Agent relating to the Plan Accounts maintained for Participants as specified in Section 9(a) below. The purchase of, and the cost basis for, shares purchased for any Participant on an Investment Date will be reflected separately on such Participant’s account statement. c. All shares purchased under the Plan and delivered to and subsequently held by the Administrator or its Agent will be registered on the stock transfer books and credited in the name of the Administrator or its Agent, or the nominee of either of them, until such time as such shares are transferred by the Administrator or its Agent out of the Plan Accounts of the individual Participants or sold by the Administrator or its Agent on behalf of individual Participants, in accordance with and subject to the provisions of the Plan regarding withdrawals, distributions and sales of shares out of Plan Accounts. d. Participants will be credited with the purchase of fractional shares of Common Stock up to three decimal places (e.g., .001 of a share), subject to such limitations as may be provided elsewhere in the Plan or as the Compensation Committee or Administrator may specify regarding withdrawals, distributions, sales or the cashing out of fractional shares held in Participants’ Plan Accounts. 9. Plan Accounts, Account Statements, Shareholder Rights of Participants. a. The Administrator will ensure that a separate Plan Account is maintained for each Participant by it or its Agent. The Plan Account records will reflect all contributions by or on behalf of such Participant, all purchases of shares of Common Stock under the Plan on behalf of such Participant, all dividends and other amounts paid on shares held in such Plan Account, all sales of shares held in such Plan Account by the Administrator or its service provider or other Agent, and all withdrawals of shares or funds from such Plan Account. b. Participants will receive monthly account statements from the Administrator or its Agent as well as all notices and proxy materials for meetings of Company shareholders and all other materials distributed to Company shareholders. c. Each Participant will have the authority to direct the Administrator or its Agent in the manner of voting the shares of Common Stock held in such Participant’s Plan Account or regarding any other action that may be taken by shareholders of the Company with respect to shares of Common Stock owned by them. 10. Withdrawal of Shares from Plan Accounts. A Participant may elect, without terminating his or her participation in the Plan, to receive a distribution of any or all whole shares of Common Stock held in such Participant’s Plan Account not more than twice in any calendar year, by written request directed to the Administrator or its Agent. Any shares thus withdrawn and distributed to a Participant will be evidenced by one or more stock certificates, as requested by the Participant, and registered on the books of the Company in the name of the Participant or such other person or persons as the Participant may request. If a name is not specified, the shares will be registered in the name of the Participant as it appears on the records of the Plan. Any such withdrawals will require at least five (5) business days’ prior written notice to the Administrator or its Agent on the prescribed form. On or as soon as practicable following the requested effective date of such withdrawal as specified in the notice, but in any event not later than 30 days after receipt of the written request in proper form, the Administrator or its Agent will send to the requesting Participant the stock certificate or certificates evidencing the withdrawn shares. Participants subject to Section 16 of the Exchange Act may not effect such withdrawals except in accordance with applicable law and Company policy. After the effective date of any such withdrawal of shares, all dividends and other distributions and materials made or provided with respect to the withdrawn shares will be mailed directly to the registered holder of such shares. 64

11. Dividends. a. All cash dividends paid on shares of Common Stock held under the Plan in the name of the Administrator or its Agent or nominee will be paid to the Administrator or its Agent or nominee and credited to the Plan Accounts of the appropriate Participants. These dividends will then be reinvested automatically in additional shares of Common Stock of the Company under the Arrow Financial Corporation Automatic Dividend Reinvestment Plan (the “DRIP”) on the next dividend reinvestment date under the DRIP, which will not necessarily coincide with the next Investment Date under the Plan. All additional shares of Common Stock thus purchased with reinvested dividends will be credited to the Plan Accounts of the respective Participants. Participants will not receive separate accounts under the DRIP solely as a result of the reinvestment through the DRIP of cash dividends paid from time to time on the shares held in their Plan Accounts, and those Participants who maintain separate DRIP accounts without regard to their participation in the Plan will not be entitled to have the additional shares of Common Stock acquired on their behalf through the DRIP with reinvested cash dividends paid on the shares in the Plan Accounts credited to their separate DRIP accounts. Otherwise, shares purchased through the DRIP with reinvested cash dividends paid on shares held in Plan Accounts will be purchased in the same manner as all other shares purchased through the DRIP. Specifically, the purchase price for all such additional shares will be the same purchase price paid for other shares of Common Stock acquired from time to time through the DRIP on behalf of other DRIP participants, which purchase price (i) will not reflect any Discounted Price that may then apply to purchases of shares for Participants under the Plan and (ii) may not be identical to the Current Market Price of the Common Stock then determined under the Plan. In addition, any such cash dividends paid on shares held in Plan Accounts and automatically reinvested through the DRIP in additional shares on behalf of Participants will not be treated as Contributions to the Plan by such Participants for purposes of evaluating their compliance with the Contribution Limitations or the Maximum Contribution Eligible for Discount then in effect with respect to their participation in the Plan. If so requested, the Administrator or its Agent will provide to Participants free of charge a brochure and/or prospectus relating to the DRIP describing in more detail how the DRIP operates. Notwithstanding the foregoing, if the DRIP has been terminated or suspended, then all cash dividends paid on shares of Common Stock held under the Plan in the name of the Administrator or its Agent or nominee will be paid (i) to the Administrator or its Agent or nominee and credited to the Plan Accounts of the appropriate Participants or (ii) the Participant, at the option of the Company. b. All stock dividends and stock splits paid on shares of Common Stock held in Plan Accounts of Participants will be paid to the Administrator or its Agent or nominee, as the record owner of such shares, and immediately credited to the Plan Accounts of such Participants. 12. Administrator Sale of Shares for Participants. Any Participant (other than a Participant subject to Section 16 of the Exchange Act) may elect, not more than twice in any calendar year, to have the Administrator or its Agent, acting through such other agents or brokers as the foregoing may choose in its sole discretion, to sell some or all of the whole shares of Common Stock held in the Plan Account of such Participant, with the net proceeds of such sale, after the deduction of brokerage commissions and any transfer taxes, to be remitted by the Administrator or its Agent to the Participant. Such election shall be on such form and subject to such procedures as may be prescribed by the Administrator or its Agent. A Participant subject to Section 16 of the Exchange Act wishing to direct the Administrator or its Agent to sell shares of Common Stock held in such Participant’s Plan Account must comply with special procedures established by the Administrator or its Agent from time to time regarding such sales, and if such sales are suspended or prohibited at the time under these procedures, may not effect such sales until the suspension or prohibition is lifted. 13. Termination of Participation. a. A Participant may voluntarily terminate his or her participation in the Plan at any time by submitting notice of such termination on a form prescribed by the Administrator or its Agent. The effective date of any such termination shall be the date specified by the Participant in the notice, which may not be earlier than the fifth business day following the date on which the notice is delivered or mailed to the Administrator or its Agent. Any election by a Participant to reduce his or her Contributions under the Plan to zero (0) will constitute a notice of termination by the Participant, effective on the fifth business day following delivery of such election to the Administrator or its Agent, unless a later effective date is specified by the Participant in the election. b. Participation in the Plan by any Participant terminates automatically upon the death of such Participant. c. On and after the effective date of any termination of participation, voluntary or automatic, no additional contributions to the Plan will be accepted from or on behalf of the terminating Participant. Any person whose participation in the Plan has terminated may resume participation on or after such date only if such person is 65 then eligible to participate by virtue of then qualifying to participate under Section 5 hereof as an Employee of the Company and/or one or more of its Subsidiaries. d. Upon termination of a Participant’s participation in the Plan, the Plan Account of the Participant typically will be terminated and the assets in the Plan Account will be distributed to the Participant. Any such distribution will be effected in one of three methods identified below, as selected in writing by the Participant, or in the event of the death of the Participant, by his or her successor, heir or the administrator of his or her estate, as the case may be (any such, the “personal representative” of the Participant), on an account distribution form obtained from the Administrator or its Agent. Terminating Participants who fail to properly select a distribution method will have the assets in their Plan Account distributed in accordance with the third method set forth below in subparagraph (iii). The three options are as follows: i. Distribution of Shares. The Administrator or its Agent will (a) issue to the Participant or the Participant’s personal representative one or more stock certificates for all of the whole shares of Common Stock in the Plan Account, and (b) sell any fractional shares in the Plan Account and remit the net proceeds to the Participant or the Participant’s personal representative. ii. Sale of Shares and Distribution of Proceeds. The Administrator or its Agent will sell on the Participant’s behalf all of the whole shares and any fractional shares in the Plan Account and remit the net proceeds to the Participant or the Participant’s personal representative. iii. Transfer of Account to the DRIP. The Administrator will transfer all of the whole shares and any fractional shares in the Plan Account to an account in the DRIP in the name of the Participant. If a DRIP account already exists in the name of the Participant, the shares will be transferred to that account; otherwise, a new account under the DRIP will be opened in the Participant’s name. e. If, in connection with any termination and distribution of a Participant’s Plan Account pursuant to Section (d) above, the Administrator or its Agent sells any whole or fractional shares in the Plan Account, the sale will occur in connection with the next regularly scheduled sale of shares for Participants by the Administrator or its Agent, in accordance with procedures established from time to time by the Administrator for such sales. f. In connection with any termination or distribution of a Participant’s Plan Account pursuant to Section (d) above, any cash held in the Plan Account, including cash awaiting investment, will be remitted by the Administrator or its Agents to the Participant or the Participant’s personal representative. g. Notwithstanding Sections 13(d) and (e) above, if the Compensation Committee so determines from time to time in its sole discretion, Participants terminating their participation in the Plan who meet certain requirements established by the Compensation Committee may be permitted, if they so elect, to retain their Plan Accounts following such termination, for such period of time and subject to such conditions as the Compensation Committee may determine. During any such period of continuing account holding on behalf of terminated Participants, the account holders shall have such rights with respect to the shares held on their behalf in their Plan Accounts as the Compensation Committee may determine, provided that the ability of such account holders to resume participation in the Plan by resumption of cash Contributions to the Plan by them or on their behalf shall be subject to the express provisions of the Plan regarding such resumption including eligibility. h. Notwithstanding Sections 13(d) and (e) above, Participants who are subject to Section 16 of the Exchange Act at the time of termination and distribution of their Plan Accounts may be subject to special restrictions and procedures with regard to their obtaining the shares and other assets held in their Plan Accounts, as such restrictions and procedures may be established by the Compensation Committee or Administrator from time to time in light of applicable laws and regulations pertinent to such individuals and their transactions in the Common Stock and Company policy. 14. Bifurcation of Plan. It is the intent of the Company that the purchase and sale of shares of Common Stock under the Plan by or on behalf of Participants who are or may be subject to Section 16 of the Exchange Act (“Insiders”) will be structured and conducted so as to render such purchases and sales exempt, to the extent possible, from the reporting obligations of Insiders under Section 16(a) of the Exchange Act and any liability of the Insiders under Section 16(b) of the Exchange Act. In furtherance of this goal, the Compensation Committee is authorized, in its discretion, to adopt such additional procedures and to establish such additional terms and conditions relevant to participation by Insiders in the Plan generally so as to qualify such Insiders’ transactions as exempt under the rules and regulations promulgated by the Securities and Exchange Commission under said Section 16, specifically including Rule 16b-3. Included, without limitation, in the measures that the Compensation Committee is authorized to take in order to achieve such purpose are the following: 66

1. the establishment of additional limits on Insiders’ ability to purchase and sell shares under the Plan, including prohibitions or suspensions of certain sales and purchases; 2. prohibiting certain Insiders from participating altogether in the Plan (e.g., Insiders who are or become 5% shareholders); 3. limiting the ability of Insiders to purchase shares under the Plan for certain periods of time at a Discounted Price or at a Purchase Price lower than a defined “target price;” and 4. segregating the participation of Insiders under the Plan from the participation of non-Insiders, in whole or in part, by establishment of separate sub-plans or the bifurcation of the general Plan into two or more plans, operating independently of one another to the extent necessary to exempt Insiders’ transactions from Sections 16(a) and 16(b). Any such measures adopted by the Compensation Committee will be structured to the extent possible so as to provide Insider Participants with benefits similar to, but not materially greater than, benefits then available to non- Insider Participants. 15. Miscellaneous. a. Expiration, Termination, Amendments. The Plan shall continue in effect until all of the shares of Common Stock reserved under the Plan (as adjusted pursuant to Section 2) have been purchased, unless otherwise terminated earlier as contemplated below. The Board in its sole discretion may amend or terminate the Plan at any time, provided that any such amendment or termination may not adversely affect the rights or interests of any Participant with respect to the shares of Common Stock or other assets then held in such Participant’s Plan Account without the express consent of such Participant, and provided further that any such amendment requiring the approval of shareholders of the Company under any applicable law or regulation, including the rules and regulations of the Securities and Exchange Commission and National Securities Exchange, will not become effective unless and until such shareholder approval shall have been obtained. The Plan is subject to approval by the holders of a majority of the shares present in person or by proxy and voting at a meeting at which the Plan is considered within twelve (12) months after its adoption by the Board. In the event such approval is not obtained at the meeting at which the Plan is considered, or in the event no meeting shall occur at which the Plan is considered within such twelve (12) month period: (i) the Plan shall immediately terminate; (ii) all amounts contributed to the Plan which have not be used to purchase Common Stock will be returned to the Participants as soon as practicable; and (iii) purchases under the Plan as in effect from the Plan’s inception to the date of termination of the Plan shall not be treated as purchased pursuant to an employee stock purchase plan that satisfies Code Section 423. b. No Right to Continued Service. An individual Participant’s right, if any, to continue to serve the Company or any Subsidiary in any capacity, including as an Employee or Director shall not be enhanced or otherwise affected by such individual’s participation in the Plan. c. Rules of Construction; Governing Law. The terms and provisions of this Plan shall be construed according to the principles, and in the priority, as follows: first, in accordance with the meaning under, and which will bring the Plan into conformity with, Code Section 423, and secondly, in accordance with the laws of the State of New York without reference to applicable conflict of laws provisions, except insofar as such provisions may be expressly made subject to the laws of any other state or federal law. d. Successors. All obligations of the Company in connection with the Plan shall be binding on any successor to the Company. e. Beneficiaries. No right or benefit under the Plan may be transferred by any Participant to any other party, except upon such Participant’s death and then only pursuant to the terms of a will or other binding instrument governing the transfer of Participant’s assets upon death or the laws of descent and intestacy. All rights and benefits of participation may be exercised only by the Participant during his or her lifetime. In accordance with the procedures determined by the Administrator, if any, a Participant may file with the Administrator or its Agent a written designation of a beneficiary who is to receive any shares and/or cash, if any, from the Participant's Plan Account upon such Participant's death. * * * 67

Parts I and II of the Annual Report on Form 10-K to the Securities and Exchange Commission for the Year Ended December 31, 2023

PARTS I AND II of the ANNUAL REPORT ON FORM 10-K to the SECURITIES AND EXCHANGE COMMISSION For the Year Ended December 31, 2023

ARROW FINANCIAL CORPORATION FORM 10-K TABLE OF CONTENTS Page Note on Terminology 3 The Company and Its Subsidiaries 3 Forward-Looking Statements 3 Use of Non-GAAP Financial Measures 4 PART I Item 1. Business 6 Item 1A. Risk Factors 16 Item 1B. Unresolved Staff Comments 20 Item 1C.Cybersecurity 20 Item 2. Properties 20 Item 3. Legal Proceedings 21 Item 4. Mine Safety Disclosures 21 PART II Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 22 25 26 53 53 111 111 112 112 Item 6. Reserved Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Item 7A. Quantitative and Qualitative Disclosures About Market Risk Item 8. Financial Statements and Supplementary Data Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure Item 9A. Controls and Procedures Item 9B. Other Information Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 2

NOTE ON TERMINOLOGY In this Annual Report on Form 10-K, the terms “Arrow,” “the registrant,” “the Company,” “we,” “us,” and “our,” generally refer to Arrow Financial Corporation and subsidiaries as a group, except where the context indicates otherwise. At certain points in this Report, our performance is compared with that of our “peer group” of financial institutions. Unless otherwise specifically stated, this peer group is comprised of the group of 177 domestic (U.S.-based) bank holding companies with $3 to $10 billion in total consolidated assets as identified in the Federal Reserve Board’s most recent “Bank Holding Company Performance Report” (which is the Performance Report for the most recently available period ending September 30, 2023), and peer group data has been derived from such Report. This peer group is not, however, identical to either of the peer groups comprising the two bank indices included in the stock performance graphs on pages 23 and 24 of this Report. THE COMPANY AND ITS SUBSIDIARIES Arrow is a two-bank holding company headquartered in Glens Falls, New York. The banking subsidiaries are Glens Falls National Bank and Trust Company (Glens Falls National or GFNB) whose main office is located in Glens Falls, New York, and Saratoga National Bank and Trust Company (Saratoga National or SNB) whose main office is located in Saratoga Springs, New York. Active subsidiaries of Glens Falls National include Upstate Agency, LLC (an insurance agency that sells property and casualty insurance and also specializes in selling and servicing group health care policies and life insurance), North Country Investment Advisers, Inc. (a registered investment adviser that provides investment advice to Arrow's proprietary mutual fund) and Arrow Properties, Inc. (a real estate investment trust, or REIT). Arrow also owns directly two subsidiary business trusts, organized in 2003 and 2004 to issue trust preferred securities (TRUPs), which are still outstanding. FORWARD-LOOKING STATEMENTS The information contained in this Annual Report on Form 10-K contains statements that are not historical in nature but rather are based on our beliefs, assumptions, expectations, estimates and projections about the future. These statements are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and involve a degree of uncertainty and attendant risk. Words such as “expects,” “believes,” “anticipates,” “estimates” and variations of such words and similar expressions often identify such forward-looking statements. Some of these statements, such as those included in the interest rate sensitivity analysis in Item 7A of this Report, entitled “Quantitative and Qualitative Disclosures About Market Risk,” are merely presentations of what future performance or changes in future performance would look like based on hypothetical assumptions and on simulation models. Other forward-looking statements are based on our general perceptions of market conditions and trends in activity, both locally and nationally, as well as current management strategies for future operations and development. These forward-looking statements may not be exhaustive, are not guarantees of future performance and involve certain risks and uncertainties that are difficult to quantify or, in some cases, to identify. You should not place undue reliance on any such forward- looking statements. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast. Factors that could cause or contribute to such differences include, but are not limited to the following: • continuing and growing security risks to its information base including the information maintained relating to customers, and any breaches in the security systems implemented to protect this information; • significant changes to market conditions presenting challenges to the U.S. commercial banking industry and any substantial downturn in the regional markets in which Arrow operates or in the U.S. economy generally; • continued period of high inflation could adversely impact our business and our customers; • competition in the commercial banking industry and certain market areas; • failing to adapt to increasing technological advances and changes on a continuing basis; • adverse effects on Arrow based on problems encountered by other financial institutions; • any future economic or financial downturn, including any significant correction in the equity markets, which may negatively affect the volume of income attributable to, and demand for, fee-based services of banks such as Arrow, including the Company's fiduciary business; • potential residual effects from the implementation of our new core banking system in September 2022; • losing key personnel unexpectedly or if employee wages increase significantly; • pandemics or other health emergencies and their impact on economic, market and social conditions; • continued interest rate risk; • losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate; • maintaining an insufficient allowance for possible credit losses; • risks from the increasing complexity of Arrow's operations; • the failure to timely remediate the material weaknesses that we identified in our internal control over financial reporting and resolve litigation and other claims related to or arising out of the identified material weaknesses; • the operations of its banking subsidiaries to provide liquidity, which, if limited, could impact Arrow's ability to pay dividends to its shareholders or to repurchase its common stock; • maintaining higher quality capital and greater liquidity than has historically been the case; • significant changes in banking or other laws and regulations, including both enactment of new legal or regulatory measures (e.g., the Economic Growth, Regulatory Relief, and Consumer Protection Act ("Economic Growth Act"), the Tax Cuts and Jobs Act of 2017 ("Tax Act") and the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank")) or the modification or elimination of pre-existing measures; • non-compliance with the Patriot Act, Bank Secrecy Act, or other anti-money laundering laws and regulations; • potential failure to comply with the CRA and fair lending laws; • other rapid and dramatic changes in economic and market conditions; 3

• sharp fluctuations in interest rates, economic activity, or consumer spending patterns; • sudden changes in the market for products the Company provides, such as real estate or automobile loans; • significant changes in U.S. monetary or fiscal policy, including new or revised monetary programs or targets adopted or announced by the Federal Reserve ("monetary tightening or easing") or significant new federal legislation materially affecting the federal budget ("fiscal tightening or expansion"); • competition from other sources (e.g., non-bank entities); • similar uncertainties inherent in banking operations or business generally, including technological developments and changes; • the continuity, timing and effectiveness of the recent transition in executive management; and • other risks detailed from time to time within our filings with the Securities and Exchange Commission ("SEC"). The Company is under no duty to update any of the forward-looking statements after the date of this Annual Report on Form 10-K to conform such statements to actual results. All forward-looking statements, express or implied, included in this Report and the documents incorporated by reference and that are attributable to the Company are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that the Company or any persons acting on our behalf may issue. 4

USE OF NON-GAAP FINANCIAL MEASURES The SEC has adopted Regulation G, which applies to all public disclosures, including earnings releases, made by registered companies that contain “non-GAAP financial measures.” GAAP is generally accepted accounting principles in the United States of America. Under Regulation G, companies making public disclosures containing non-GAAP financial measures must also disclose, along with each non-GAAP financial measure, certain additional information, including a reconciliation of the non-GAAP financial measure to the closest comparable GAAP financial measure and a statement of the Company’s reasons for utilizing the non-GAAP financial measure as part of its financial disclosures. The SEC has exempted from the definition of “non-GAAP financial measures” certain commonly used financial measures that are not based on GAAP. When these exempted measures are included in public disclosures, supplemental information is not required. The following measures used in this Report, which are commonly utilized by financial institutions, have not been specifically exempted by the SEC and may constitute "non-GAAP financial measures" within the meaning of the SEC's rules, although the Company is unable to state with certainty that the SEC would so regard them. Tax-Equivalent Net Interest Income and Net Interest Margin: Net interest income, as a component of the tabular presentation by financial institutions of Selected Financial Information regarding their recently completed operations, as well as disclosures based on that tabular presentation, is commonly presented on a tax-equivalent basis. That is, to the extent that some component of the institution's net interest income, which is presented on a before-tax basis, is exempt from taxation (e.g., is received by the institution as a result of its holdings of state or municipal obligations), an amount equal to the tax benefit derived from that component is added to the actual before-tax net interest income total. This adjustment is considered helpful in comparing one financial institution's net interest income to that of another institution or in analyzing any institution’s net interest income trend line over time, to correct any analytical distortion that might otherwise arise from the fact that financial institutions vary widely in the proportions of their portfolios that are invested in tax-exempt securities, and from the fact that even a single institution may significantly alter over time the proportion of its own portfolio that is invested in tax-exempt obligations. Moreover, net interest income is itself a component of a second financial measure commonly used by financial institutions, net interest margin, which is the ratio of net interest income to average earning assets. For purposes of this measure as well, tax-equivalent net interest income is generally used by financial institutions, again to provide a better basis of comparison from institution to institution and to better demonstrate a single institution’s performance over time. The Company follows these practices. The Efficiency Ratio: Financial institutions often use an "efficiency ratio" as a measure of expense control. The efficiency ratio typically is defined as the ratio of noninterest expense to net interest income and noninterest income. Net interest income as utilized in calculating the efficiency ratio is typically the same as the net interest income presented in Selected Financial Information table discussed in the preceding paragraph, i.e., it is expressed on a tax-equivalent basis. Moreover, many financial institutions, in calculating the efficiency ratio, also adjust both noninterest expense and noninterest income to exclude from these items (as calculated under GAAP) certain recurring component elements of income and expense, such as intangible asset amortization (which is included in noninterest expense under GAAP but may not be included therein for purposes of calculating the efficiency ratio) and securities gains or losses (which are reflected in the calculation of noninterest income under GAAP but may be ignored for purposes of calculating the efficiency ratio). The Company makes these adjustments. Tangible Book Value per Share: Tangible equity is total stockholders’ equity less intangible assets. Tangible book value per share is tangible equity divided by total shares issued and outstanding. Tangible book value per share is often regarded as a more meaningful comparative ratio than book value per share as calculated under GAAP, that is, total stockholders’ equity including intangible assets divided by total shares issued and outstanding. Intangible assets include many items, but in our case, essentially represents goodwill. Adjustments for Certain Items of Income or Expense: In addition to our regular utilization in our public filings and disclosures of the various non-GAAP measures commonly utilized by financial institutions discussed above, we also may elect from time to time, in connection with our presentation of various financial measures prepared in accordance with GAAP, such as net income, earnings per share (i.e., EPS), return on average assets (i.e., ROA), and return on average equity (i.e., ROE), to additionally provide certain comparative disclosures that adjust these GAAP financial measures, typically by removing therefrom the impact of certain transactions or other material items of income or expense that are unusual or unlikely to be repeated. The Company does so only if it believes that inclusion of the resulting non-GAAP financial measures may improve the average investor's understanding of Arrow's results of operations by separating out items that have a disproportional positive or negative impact on the particular period in question or by otherwise permitting a better comparison from period-to-period in the results of operations with respect to the Company's fundamental lines of business, including the commercial banking business. The Company believes that the non-GAAP financial measures disclosed from time-to-time are useful in evaluating Arrow's performance and that such information should be considered as supplemental in nature, and not as a substitute for or superior to, the related financial information prepared in accordance with GAAP. Arrow's non-GAAP financial measures may differ from similar measures presented by other companies. 5

PART I Item 1. Business A. GENERAL The holding company, Arrow Financial Corporation, a New York corporation, was incorporated on March 21, 1983 and is registered as a bank holding company within the meaning of the Bank Holding Company Act of 1956. Arrow owns two nationally- chartered banks in New York (Glens Falls National and Saratoga National), and through such banks indirectly owns various non- bank subsidiaries, including an insurance agency, a registered investment adviser and a REIT. See "The Company and Its Subsidiaries," above. Subsidiary Banks (dollars in thousands and data is as of December 31, 2023) Glens Falls National Saratoga National Total Assets at Year-End $ 3,274,507 $ 1,062,118 Trust Assets Under Administration and Investment Management at Year-End (Not Included in Total Assets) $ 1,625,139 $ 138,055 Date Organized 1851 1988 Employees (full-time equivalent) 480 57 Offices 26 11 Counties of Operation Warren, Washington, Saratoga, Essex & Clinton Saratoga, Albany, Rensselaer, & Schenectady Main Office 250 Glen Street Glens Falls, NY 171 So. Broadway Saratoga Springs, NY The holding company’s business consists primarily of the ownership, supervision and control of Arrow's two banks, including the banks' subsidiaries. The holding company provides various advisory and administrative services and coordinates the general policies and operation of the banks. There were 537 full-time equivalent employees, including 38 employees within Arrow's insurance agency subsidiary, at December 31, 2023. See the discussion of our human capital resources in Section G ("HUMAN CAPITAL") of this Item 1. Arrow offers a broad range of commercial and consumer banking and financial products. The deposit base consists of deposits derived principally from the communities served. The Company targets lending activities to consumers and small- and mid-sized companies in Arrow's regional geographic area. In addition, through an indirect lending program Arrow sources consumer loans from an extensive network of automobile dealers that operate in upstate New York and Vermont. Through the banks' trust operations, the Company provides retirement planning, trust and estate administration services for individuals, and pension, profit-sharing and employee benefit plan administration for corporations. B. LENDING ACTIVITIES Arrow engages in a wide range of lending activities, including commercial and industrial lending primarily to small and mid- sized companies; mortgage lending for residential and commercial properties; and consumer installment and home equity financing. An active indirect lending program is maintained through Arrow's sponsorship of automobile dealer programs under which consumer auto loans, primarily from dealers that meet pre-established specifications are sourced. From time to time, a portion of Arrow's residential real estate loan originations are sold into the secondary market, primarily to the Federal Home Loan Mortgage Corporation ("Freddie Mac") and other governmental agencies. Normally, the Company retains the servicing rights on mortgage loans originated and sold into the secondary markets, subject to periodic determinations on the continuing profitability of such activity. Arrow does not engage in subprime mortgage lending as a business line and does not extend or purchase so- called "Alt A," "negative amortization," "option ARMs" or "negative equity" mortgage loans. Arrow lends primarily to borrowers within the normal retail service area in upstate New York, with the exception of the indirect consumer lending line of business, where Arrow makes loans through an extensive network of automobile dealers that operate in a larger area of New York and Vermont. The loan portfolio does not include any foreign loans or any other significant risk concentrations. From time to time, Arrow buys and offers participations in individual commercial loans, primarily in upstate New York. In recent periods, the total dollar amount of such participations has fluctuated, but generally represents less than 20% of commercial loans outstanding. The majority of the portfolio is collateralized, and most commercial loans are further supported by personal guarantees. Generally, Arrow continues to implement lending strategies and policies that are intended to protect the quality of the loan portfolio, including strong underwriting and collateral control procedures and credit review systems. Loans are placed on nonaccrual status either due to the delinquency status of principal and/or interest or a judgment by management that the full repayment of principal and interest is unlikely. Home equity lines of credit, secured by real property, are systematically placed on nonaccrual status when 120 days past due, and residential real estate loans are placed on nonaccrual status when 150 days past due. Commercial and commercial real estate loans are evaluated on a loan-by-loan basis and are placed on nonaccrual status when 90 days past due if the full collection of principal and interest is uncertain (See Part II, Item 7.C.II.c. "Risk Elements"). Subsequent cash payments on loans classified as nonaccrual may be applied entirely to principal, although income in some cases may be recognized on a cash basis. 6

C. SUPERVISION AND REGULATION The following generally describes the laws and regulations to which Arrow is subject. Bank holding companies, banks and their affiliates are extensively regulated under both federal and state law. To the extent that the following information summarizes statutory or regulatory law, it is qualified in its entirety by reference to the particular provisions of the various statutes and regulations. Any change in applicable law may have a material effect on business operations, customers, prospects and investors. Bank Regulatory Authorities with Jurisdiction over Arrow and its Subsidiary Banks Arrow is a registered bank holding company within the meaning of the Bank Holding Company Act of 1956 ("BHC Act") and as such is subject to regulation by the Board of Governors of the Federal Reserve System ("FRB"). As a "bank holding company" under New York State law, Arrow is also subject to regulation by the New York State Department of Financial Services. Arrow's two subsidiary banks are both national banks and are subject to supervision and examination by the Office of the Comptroller of the Currency ("OCC"). The banks are members of the Federal Reserve System and the deposits of each bank are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). The BHC Act generally prohibits Arrow from engaging, directly or indirectly, in activities other than banking, activities closely related to banking, and certain other financial activities. Under the BHC Act, a bank holding company generally must obtain FRB approval before acquiring, directly or indirectly, voting shares of another bank or bank holding company, if after the acquisition the acquiror would own 5 percent or more of a class of the voting shares of that other bank or bank holding company. Bank holding companies are able to acquire banks or other bank holding companies located in all 50 states, subject to certain limitations. Bank holdings companies that meet certain qualifications may choose to apply to the FRB for designation as “financial holding companies.” Upon receipt of such designation, a financial holding company may engage in a broader array of activities, such as insurance underwriting, securities underwriting and merchant banking. Arrow has not attempted to become, and has not been designated as, a financial holding company. The FRB and the OCC have broad regulatory, examination and enforcement authority. The FRB and the OCC conduct regular examinations of the entities they regulate. In addition, banking organizations are subject to requirements for periodic reporting to the regulatory authorities. The FRB and OCC have the authority to implement various remedies if they determine that the financial condition, capital, asset quality, management, earnings, liquidity or other aspects of a banking organization's operations are unsatisfactory or if they determine the banking organization is violating or has violated any law or regulation. The authority of the federal bank regulators over banking organizations includes, but is not limited to, prohibiting unsafe or unsound practices; requiring affirmative action to correct a violation or unsafe or unsound practice; issuing administrative orders; requiring the organization to increase capital; requiring the organization to sell subsidiaries or other assets; restricting dividends, distributions and repurchases of the organization's stock; restricting the growth of the organization; assessing civil money penalties; removing officers and directors; and terminating deposit insurance. The FDIC may terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices for certain other reasons. Regulatory Supervision of Other Arrow Subsidiaries The insurance agency subsidiary of Glens Falls National is subject to the licensing and other provisions of New York State Insurance Law and is regulated by the New York State Department of Financial Services. Arrow's investment adviser subsidiary is subject to the licensing and other provisions of the federal Investment Advisers Act of 1940 and is regulated by the SEC. Regulation of Transactions between Banks and their Affiliates Transactions between banks and their "affiliates" are regulated by Sections 23A and 23B of the Federal Reserve Act (FRA). Each of Arrow's non-bank subsidiaries (other than the business trusts formed to issue the TRUPs) is a subsidiary of one of the subsidiary banks, and also is an "operating subsidiary" under Sections 23A and 23B. This means each non-bank subsidiary is considered to be part of the bank that owns it and thus is not an affiliate of that bank for purposes of Section 23A and 23B. However, each of the two banks is an affiliate of the other bank, under Section 23A, and Arrow, the holding company, is also an affiliate of each bank under both Sections 23A and 23B. Extensions of credit that a bank may make to affiliates, or to third parties secured by securities or obligations of the affiliates, are substantially limited by the FRA and the Federal Deposit Insurance Act (FDIA). Such acts further restrict the range of permissible transactions between a bank and any affiliate, including a bank affiliate. Furthermore, under the FRA, a bank may engage in certain transactions, including loans and purchases of assets, with a non-bank affiliate, only if certain special conditions, including collateral requirements for loans, are met and if the other terms and conditions of the transaction, including interest rates and credit standards, are substantially the same as, or at least as favorable to the bank as, those prevailing at the time for comparable transactions by the bank with non-affiliated companies or, in the absence of comparable transactions, on terms and conditions that would be offered by the bank to non- affiliated companies. 7

Regulatory Capital Standards An important area of banking regulation is the federal banking system's promulgation and enforcement of minimum capitalization standards for banks and bank holding companies. Bank Capital Rules. In July 2013, federal bank regulators, including the FRB and the OCC, approved revised bank capital rules aimed at implementing capital requirements pursuant to Dodd-Frank. These rules were also intended to coordinate U.S. bank capital standards with the then-current drafts of the Basel III proposed bank capital standards for all of the developed world's banking organizations. The federal regulators' revised capital rules (the "Capital Rules"), which impose significantly higher minimum capital ratios on U.S. financial institutions than the rules they replaced, became effective for Arrow and its subsidiary banks on January 1, 2015, and were fully phased in by the end of 2019. In 2020, federal bank regulators introduced an optional simplified measure of capital adequacy for qualifying community banking organizations (CBLR). A qualifying community banking organization that opts into the CBLR framework and meets all the requirements under the CBLR framework will be considered to have met the well-capitalized ratio requirements under the “prompt corrective action” regulations and will not be required to report or calculate risk-based capital ratios. The CBLR final rule became effective as of January 1, 2020, and Arrow and both subsidiary banks have opted out of utilizing the CBLR framework. Therefore, the Capital Rules promulgated under Dodd-Frank remain applicable to Arrow and both subsidiary banks. The Capital Rules which remain applicable to Arrow consist of two basic types of capital measures, a leverage ratio and a set of risk-based capital measures. Within these two broad types of rules, however, significant changes were made in the revised Capital Rules, as discussed below. Leverage Ratio. The Capital Rules increased the minimum required leverage ratio from 3.0% to 4.0%. The leverage ratio continues to be defined as the ratio of the institution's "Tier 1" capital (as defined under the new leverage rule) to total tangible assets (as defined under the revised leverage rule). Risk-Based Capital Measures. Current risk-based capital measures assign various risk weightings to all of the institution's assets, by asset type, and to certain off balance sheet items, and then establish minimum levels of capital to the aggregate dollar amount of such risk-weighted assets. Under the risk-based Capital Rules, there are eight major risk-weighted categories of assets (although there are several additional super-weighted categories for high-risk assets that are generally not held by community banking organizations like Arrow). The Capital Rules include a measure called the "common equity tier 1 capital ratio" (CET1). For this ratio, only common equity (basically, common stock plus surplus plus retained earnings) qualifies as capital (i.e., CET1). Preferred stock and trust preferred securities, which qualified as Tier 1 capital under the old Tier 1 risk- based capital measure (and continue to qualify as capital under the revised Tier 1 risk-based capital measure), are not included in CET1 capital. Under these rules, CET1 capital also includes most elements of accumulated other comprehensive income (AOCI), including unrealized securities gains and losses, as part of both total regulatory capital (numerator) and total assets (denominator). However, smaller banking organizations like Arrow's were given the opportunity to make a one-time irrevocable election to include or not to include certain elements of AOCI, most notably unrealized securities gains or losses. Arrow made such an election, and therefore does not include unrealized securities gains and losses in calculating the CET1 ratio under the Capital Rules. The minimum CET1 ratio under these rules, effective January 1, 2015, is 4.50%, which remained constant throughout the phase-in period. Consistent with the general theme of higher capital levels, the Capital Rules also increased the minimum ratio for Tier 1 risk- based capital from 4.0% to 6.0%, effective January 1, 2015. The minimum level for total risk-based capital under the Capital Rules remained at 8.0%. The Capital Rules also incorporated a capital concept, the so-called "capital conservation buffer" (set at 2.5%, after full phase-in), which must be added to each of the minimum required risk-based capital ratios (i.e., the minimum CET1 ratio, the minimum Tier 1 risk-based capital ratio and the minimum total risk-based capital ratio). The capital conservation buffer was phased-in over four years beginning January 1, 2016 (see the table below). When, during economic downturns, an institution's capital begins to erode, the first deductions from a regulatory perspective would be taken against the capital conservation buffer. To the extent that such deductions should erode the buffer below the required level (2.5% of total risk-based assets after full phase-in), the institution will not necessarily be required to replace the buffer deficit immediately, but will face restrictions on paying dividends and other negative consequences until the buffer is fully replenished. Also under the Capital Rules, and as required under Dodd-Frank, TRUPs issued by small- to medium-sized banking organizations (such as Arrow) that were outstanding on the Dodd-Frank grandfathering date for TRUPS (May 19, 2010) will continue to qualify as tier 1 capital, up to a limit of 25% of tier 1 capital, until the TRUPs mature or are redeemed, subject to certain limitations. See the discussion of grandfathered TRUPs in Section E ("CAPITAL RESOURCES AND DIVIDENDS") of Item 7. The following is a summary of the definitions of capital under the various risk-based measures in the Capital Rules: Common Equity Tier 1 Capital (CET1): Equals the sum of common stock instruments and related surplus (net of treasury stock), retained earnings, accumulated other comprehensive income (AOCI), and qualifying minority interests, minus applicable regulatory adjustments and deductions. Such deductions will include AOCI, if the organization has exercised its irrevocable option not to include AOCI in capital (Arrow made such an election). Mortgage-servicing assets, deferred tax assets, and investments in financial institutions are limited to 15% of CET1 in the aggregate and 10% of CET1 for each such item individually. Additional Tier 1 Capital: Equals the sum of noncumulative perpetual preferred stock, tier 1 minority interests, grandfathered TRUPs, and Troubled Asset Relief Program instruments, minus applicable regulatory adjustments and deductions. 8

Tier 2 Capital: Equals the sum of subordinated debt and preferred stock, total capital minority interests not included in Tier 1, and allowance for loan and lease losses (not exceeding 1.25% of risk-weighted assets) minus applicable regulatory adjustments and deductions. The following table presents the Capital Rules applicable to Arrow and its subsidiary banks: Year, as of January 1 2023 Minimum CET1 Ratio 4.500 % Capital Conservation Buffer ("Buffer") 2.500 % Minimum CET1 Ratio Plus Buffer 7.000 % Minimum Tier 1 Risk-Based Capital Ratio 6.000 % Minimum Tier 1 Risk-Based Capital Ratio Plus Buffer 8.500 % Minimum Total Risk-Based Capital Ratio 8.000 % Minimum Total Risk-Based Capital Ratio Plus Buffer 10.500 % Minimum Leverage Ratio 4.000 % At December 31, 2023, Arrow and its two subsidiary banks exceeded, by a substantial amount, each of the applicable minimum capital ratios established under the revised Capital Rules, including the minimum CET1 Ratio, the minimum Tier 1 Risk-Based Capital Ratio, the minimum Total Risk-Based Capital Ratio, and the minimum Leverage Ratio, and including in the case of each risk-based ratio, the phased-in portion of the capital buffer. See Note 20, Regulatory Matters, to the Consolidated Financial Statements for a presentation of Arrow's period-end ratios for 2023 and 2022. Regulatory Capital Classifications. Under applicable banking law, federal banking regulators are required to take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. The regulators have established five capital classifications for banking institutions, ranging from the highest category of "well-capitalized" to the lowest category of "critically under-capitalized". Under the Capital Rules, a banking institution is considered "well-capitalized" if it meets the following capitalization standards on the date of measurement: a CET1 risk-based capital ratio of 6.50% or greater, a Tier 1 risk-based capital ratio of 8.00% or greater, and a total risk-based capital ratio of 10.00% or greater, provided the institution is not subject to any regulatory order or written directive regarding capital maintenance. As of December 31, 2023, Arrow and its two subsidiary banks qualified as "well-capitalized" under the revised capital classification scheme. Dividend Restrictions; Other Regulatory Sanctions A holding company's ability to pay dividends or repurchase its outstanding stock, as well as its ability to expand its business, including for example, through acquisitions of additional banking organizations or permitted non-bank companies, may be restricted if its capital falls below minimum regulatory capital ratios or fails to meet other informal capital guidelines that the regulators may apply from time to time to specific banking organizations. In addition to these potential regulatory limitations on payment of dividends, the holding company's ability to pay dividends to shareholders, and the subsidiary banks' ability to pay dividends to the holding company are also subject to various restrictions under applicable corporate laws, including banking laws (which affect the subsidiary banks) and the New York Business Corporation Law (which affects the holding company). The ability of the holding company and banks to pay dividends or repurchase shares in the future is, and is expected to continue to be, influenced by regulatory policies, the Capital Rules and other applicable law. In cases where banking regulators have significant concerns regarding the financial condition, assets or operations of a bank holding company and/or one of its banks, the regulators may take enforcement action or impose enforcement orders, formal or informal, against the holding company or the particular bank. If the ratio of tangible equity to total assets of a bank falls to 2% or below, the bank will likely be closed and placed in receivership, with the FDIC as receiver. Cybersecurity In addition to the provisions in the Gramm-Leach-Bliley Act relating to data security (discussed below), Arrow and its subsidiaries are subject to many federal and state laws, regulations and regulatory interpretations which impose standards and requirements related to cybersecurity. In March 2015, federal regulators issued related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution’s management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution’s operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. Financial institutions that fail to observe this regulatory guidance on cybersecurity may be subject to various regulatory sanctions, including financial penalties. In February 2018, the SEC issued the “Commission Statement and Guidance on Public Company Cybersecurity Disclosures” to assist public companies in preparing disclosures about cybersecurity risks and incidents. With the increased frequency and magnitude of cybersecurity incidents, the SEC stated that it is critical that public companies take all required 9 actions to inform investors about material cybersecurity risks and incidents in a timely fashion. Additionally, in October 2018 the SEC issued the “Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 Regarding Certain Cyber-Related Frauds Perpetrated Against Public Companies and Related Internal Controls Requirements” which cited business email compromises that led to the incidents and that internal accounting controls may need to be reassessed in light of these emerging risks. Certain Arrow subsidiaries are also subject to certain New York State cybersecurity regulations. In July 2023, the SEC adopted amendments intended to enhance and standardize disclosures related to cybersecurity. The amendments were effective December 18, 2023 and require timely disclosure of material cybersecurity incidents and annual disclosures related to cybersecurity risk management, strategy, and governance. Under the new rules, a material cybersecurity incident is required to be disclosed on a Form 8-K within four business days after the learning of a material incident. The SEC has defined a cybersecurity incident to mean “an unauthorized occurrence, or a series of related unauthorized occurrences, on or conducted through a registrant’s information systems that jeopardizes the confidentiality, integrity, or availability of a registrant’s information systems or any information residing therein.” Arrow has undertaken and implemented a number of procedures and control steps to comply with these expanded cybersecurity reporting requirements as outlined below under Item 1C. Cybersecurity. Privacy and Confidentiality Laws Arrow and its subsidiaries are subject to a variety of laws that regulate customer privacy and confidentiality. The Gramm- Leach-Bliley Act requires financial institutions to adopt privacy policies, to restrict the sharing of nonpublic customer information with nonaffiliated parties upon the request of the customer, and to implement data security measures to protect customer information. Certain state laws may impose additional privacy and confidentiality restrictions. The Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act of 2003, regulates use of credit reports, providing of information to credit reporting agencies and sharing of customer information with affiliates, and sets identity theft prevention standards. Anti-Money Laundering, the U.S. Patriot Act and OFAC The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001 initially adopted in 2001 and re-adopted by the U.S. Congress in 2006 with certain changes (the “Patriot Act”), imposes substantial record-keeping and due diligence obligations on banks and other financial institutions, with a particular focus on detecting and reporting money-laundering transactions involving domestic or international customers. The U.S. Treasury Department has issued and will continue to issue regulations clarifying the Patriot Act's requirements. Under the Patriot Act and other federal anti-money laundering laws and regulations, including, but not limited to, the Currency and Foreign Transactions Report Act (collectively, “Anti-Money Laundering Laws”), financial institutions, including banks, must maintain certain anti-money laundering compliance, customer identification and due diligence programs that include established internal policies, procedures, and controls. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report suspicious transactions. Law enforcement authorities have been granted increased access to financial information maintained by financial institutions. Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution's compliance in connection with the regulatory review of applications, including applications for banking mergers and acquisitions. The U.S. Treasury Department's Financial Crises Enforcement Network (“FinCEN”) issued a final rule in 2016 increasing customer due diligence requirements for banks, including adding a requirement to identify and verify the identity of beneficial owners of customers that are legal entities, subject to certain exclusions and exemptions. The Company has established procedures for compliance with these requirements. Compliance with the provisions of the Patriot Act and other Anti-Money Laundering Laws results in substantial costs on all financial institutions. The U.S. Department of the Treasury's Office of Foreign Assets Control (“OFAC”) is responsible for helping to insure that United States persons, including banks, do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons, organizations, and countries suspected of aiding, harboring or engaging in terrorist acts, including, but not limited to, Specially Designated Nationals and Blocked Persons. If Arrow finds a name on any transaction, account or wire transfer that is on an OFAC list, Arrow must freeze or block such account or transaction, file a suspicious activity report, if required, notify the appropriate authorities and maintain appropriate records. Community Reinvestment Act Arrow's subsidiary banks are subject to the Community Reinvestment Act ("CRA") and implementing regulations. CRA regulations establish the framework and criteria by which the bank regulatory agencies assess an institution's record of helping to meet the credit needs of its community, including low and moderate-income individuals. CRA ratings are taken into account by regulators in reviewing certain applications made by Arrow and its bank subsidiaries. The Dodd-Frank Act Dodd-Frank significantly changed the regulatory structure for financial institutions and their holding companies, for example, through provisions requiring the Capital Rules. Among other provisions, Dodd-Frank implemented corporate governance revisions that apply to all public companies, not just financial institutions, permanently increased the FDIC’s standard maximum deposit insurance amount to $250,000, changed the FDIC insurance assessment base to assets rather than deposits and increased the reserve ratio for the deposit insurance fund to ensure the future strength of the fund. The federal prohibition on the payment of interest on certain demand deposits was repealed, thereby permitting depository institutions to pay interest on business transaction accounts. Dodd-Frank established a new federal agency, the Consumer Financial Protection Bureau (the “CFPB”), centralizing significant aspects of consumer financial protection under this agency. Limits were imposed for debit card 10 interchange fees for issuers that have assets greater than $10 billion, which also could affect the amount of interchange fees collected by financial institutions with less than $10 billion in assets. Dodd-Frank also imposed new requirements related to mortgage lending, including prohibitions against payment of steering incentives and provisions relating to underwriting standards, disclosures, appraisals and escrows. The Volcker Rule prohibited banks and their affiliates from engaging in proprietary trading and investing in certain unregistered investment companies. Federal banking regulators and other agencies including, among others, the FRB, the OCC and the CFPB, have been engaged in extensive rule-making efforts under Dodd-Frank, and the Community Bank Leverage Ratio has impacted certain Dodd-Frank requirements, as explained above. Incentive Compensation Dodd-Frank required the federal bank regulatory agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities, such as the Company, having at least $1 billion in total assets that encourage inappropriate risks by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements. The federal bank regulators issued proposed rules to address incentive-based compensation arrangements in June 2016. Final rules have not yet been issued by the federal bank regulatory agencies under this Dodd-Frank provision. In 2010, the FRB, OCC and FDIC issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. Management believes the current and past compensation practices of the Company do not encourage excessive risk taking or undermine the safety and soundness of the organization. The FRB will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not “large, complex banking organizations.” These reviews will be tailored to each organization based on the scope and complexity of the organization’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization’s supervisory ratings, which can affect the organization’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies. Deposit Insurance Laws and Regulations In February 2011, the FDIC finalized a new assessment system that took effect in the second quarter of 2011. The final rule changed the assessment base from domestic deposits to average assets minus average tangible equity, adopted a new large- bank pricing assessment scheme, and set a target size for the Deposit Insurance Fund. The rule (as mandated by Dodd-Frank) finalized a target size for the Deposit Insurance Fund Reserve Ratio at 2.0% of insured deposits. Due to increased growth in insured deposits during the first half of 2020, on September 15, 2020, the FDIC established a plan to restore the Deposit Insurance Fund Reserve Ratio to at least 1.35% by September 30, 2028, as required by the FDIA, utilizing the rate schedule in effect at that time. In response to updated analysis and projections for the fund balance and the Deposit Insurance Fund Reserve Ratio, the FDIC adopted a final rule in October 2022 increasing the initial base deposit insurance assessment rate schedules by two percent effective January 1, 2023 and beginning on the first quarterly assessment period of 2023. The increase is intended to ensure that the reserve ratio meets the minimum ratio of 1.35% by the September 30, 2028 statutory deadline. Arrow is unable to predict whether or to what extent the FDIC may elect to impose additional special assessments on insured institutions in upcoming years, especially in light of recent high-profile large bank failures. Reserve Requirements Pursuant to regulations of the FRB, all banking organizations are required to maintain average daily reserves at mandated ratios against their transaction accounts and certain other types of deposit accounts. These reserves must be maintained in the form of vault cash or in an account at a Federal Reserve Bank. In March 2020, the Federal Reserve Board reduced reserve requirement ratios to zero percent to free up liquidity in the banking industry to support lending to households and businesses. D. RECENT LEGISLATIVE DEVELOPMENTS The American Rescue Plan Act of 2021 On March 11, 2021, the American Rescue Plan Act of 2021 ("American Rescue Plan") was signed into law to speed up the recovery from the economic and health effects of the COVID-19 pandemic and the ongoing recession. The American Rescue Plan is a $1.9 trillion economic stimulus bill that builds upon both the CARES Act and the CAA. Several provisions within the American Rescue Plan impact financial institutions. Key provisions include direct stimulus payments for the majority of Americans, extending unemployment benefits and continuing eviction and foreclosure moratoriums. In addition, over $350 billion has been allocated to state, local and tribal governments to bridge budget shortfalls. 11

Other Legislative Initiatives From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory authorities. These initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to change the financial institution regulatory environment. Such legislation could change banking laws and the operating environment of our Company in substantial, but unpredictable ways. Arrow cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations would have on the Company's financial condition or results of operations. E. STATISTICAL DISCLOSURE – (Regulation S-K, Subpart 1400) Set forth below is an index identifying the location in this Report of various items of statistical information required to be included in this Report by the SEC’s industry guide for Bank Holding Companies. Required Information Location in Report Distribution of Assets, Liabilities and Stockholders' Equity; Interest Rates and Interest Differential Part II, Item 7.B.I. Investment Portfolio Part II, Item 7.C.I. Loan Portfolio Part II, Item 7.C.II. Summary of Credit Loss Experience Part II, Item 7.C.III. Deposits Part II, Item 7.C.IV. Return on Equity and Assets Part II, Item 6. Short-Term Borrowings Part II, Item 7.C.V. F. COMPETITION Arrow faces intense competition in all markets served. Competitors include traditional local commercial banks, savings banks and credit unions, non-traditional internet-based lending alternatives, as well as local offices of major regional and money center banks. Like all banks, the Company encounters strong competition in the mortgage lending space from a wide variety of other mortgage originators, all of whom are principally affected in this business by the rate and terms set, and the lending practices established from time-to-time by the very large government sponsored enterprises ("GSEs") engaged in residential mortgage lending, most importantly, “Fannie Mae” and “Freddie Mac.” For many years, these GSEs have purchased and/or guaranteed a very substantial percentage of all newly-originated mortgage loans in the U.S. Additionally, non-banking financial organizations, such as consumer finance companies, insurance companies, securities firms, money market funds, mutual funds, credit card companies and wealth management enterprises offer substantive equivalents of the various other types of loan and financial products and services and transactional accounts that are offered, even though these non-banking organizations are not subject to the same regulatory restrictions and capital requirements that apply to Arrow. Under federal banking laws, such non-banking financial organizations not only may offer products and services comparable to those offered by commercial banks, but also may establish or acquire their own commercial banks. G. HUMAN CAPITAL Arrow believes that its employees are among its most important assets. Accordingly, Arrow has prioritized investment in the well-being, performance, engagement and development of its employees. This includes, but is not limited to, providing access to well-being resources and assistance, offering competitive compensation and benefits to attract and retain top-level talent, empowering team members to take an active role in the formation and execution of the business strategy, and fostering a diverse and inclusive work environment that reflects the many values of the communities that Arrow serves. One example is through the creation of Arrow University, we are investing in our people by bringing employee learning and development to the forefront. We offer opportunities to employees at all levels for personal and professional growth, technical training, and career exploration and enhancement. At December 31, 2023, Arrow had 537 full-time equivalent employees. 12

H. ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) We believe that meeting the evolving needs of our customers and being good stewards of our communities is critical. We are committed to operating in a manner that provides and maintains safe and healthy working conditions. We operate in compliance with applicable laws and regulations and are firmly committed to responsibly conducting business. Arrow remains committed to strengthening financial lives within our communities through the power of care, capability, commitment and collaboration. Through our partnership, we aim to deliver meaningful engagement that translates into long-term value for our team, our customers and our investors. We are dedicated to providing professional development and holistic support to our team and are working on many ways to demonstrate the value of differences, particularly around diversity, equity, inclusion and belonging (“DEIB”). Employees • Annual engagement with a diversity and inclusion consultant to assess diversity within our employee base and support for setting and tracking goals to encourage the advancement of minorities, women, veterans and persons with disabilities • Learning and professional development through the Employee Experience Department • Wellness and mental health services to our employees through outside Employee Assistance Program (EAP) contracted services • Ongoing outreach to measure employee engagement • Incorporated inclusion and belonging into our human resources policies, practices and learning and development programs • Encouraged and facilitated employee giving including through payroll deduction, dress-down days, and a fundraising campaign that totaled more than $103,000 out of their own pockets, a true reflection of our culture of giving. Arrow is proud of our many contributions to our customers and communities, including our commitment to complying with environmental regulations, meeting the financial needs of the low- to moderate-income population and giving back in dollars and volunteer hours. Customers • Included energy-saving features into the renovation of our branches, such as interior and exterior LED lighting and energy-efficient plumbing in 60 percent of our branch network • Incorporated the above environmentally friendly attributes into our Glens Falls, New York, headquarters renovation, which includes approximately 76,000 square feet of office space; motion-activated lighting; significant improvements to exterior wall and roof insulation; new HVAC systems with higher efficiency, which meet modern fresh-air and ventilation requirements; energy-efficient windows and entry doors; low-VOC materials; a separate tie-in to the city stormwater and sewer system to bypass the municipal treatment of rainwater collected off the building; and green plantings on a portion of the roof • Installed solar panels at 20 South Street, part of our corporate headquarters, to support the main campus with approximately 3,000 square feet of green energy • Reduced emissions via remote work and video conferencing for large segments of employees • Provided and encouraged digital banking options and paperless statements • Installed electric vehicle charging stations at our SNB Main Office • Lending program to facilitate first-time home ownership • Bank On-certified checking product for the unbanked or underbanked population with no overdraft fees • Partnership with numerous organizations to meet the financial needs of the low- to moderate-income population • Educated and empowered our customers to prevent, detect and report fraud on their accounts with us • Introduced easy-to-use fraud prevention digital services for businesses to monitor and approve activity on their accounts Communities • Maintained our philanthropic support of environmental sustainability in our community, including organizations that impact soil and water conservation, land conservation, sustainable farming, mountain and lake protection and stewardship, and parks and recreation • Donated nearly $3 million in giving in the last five years and more than 31,000 hours served in the last four years • More than $781,000, including more than $103,000 from employee donations directly and nearly 11,200 hours donated to our communities in 2023, a 19 percent increase over 2022, in support of arts and culture, child care, economic and workforce development, emergency assistance, food security, financial literacy, mental and physical health, safe and affordable housing, transportation and more • Prioritization of donations to organizations that make it their mission to provide affordable homeownership, environmental or sustainable activities and programming, economic empowerment, health and human services and social progress • CRA rating of “Satisfactory” for meeting the credit needs of our communities and a CRA rating of “Outstanding” for community development 13

Arrow believes that strong corporate governance is the foundation to delivering on our commitments to stakeholders. Arrow adheres to a comprehensive governance program, including: Shareholders and Corporate Governance • Longstanding dedication to diversity on Arrow’s Board of Directors, exceeding NASDAQ requirements • Both Glens Falls National Bank and Saratoga National Bank have maintained their Bauer Financial 5-Star "Exceptional Performance" ratings for the 16th and 14th consecutive years, respectively • Developed ESG Investment Models for our socially conscious clients • Strong cybersecurity protections and training • Strong dedication to information security and data privacy I. EXECUTIVE OFFICERS OF THE REGISTRANT The names and ages of the executive officers of Arrow and positions held by each are presented in the following table: Name Age Positions Held and Years from Which Held David S. DeMarco 62 President and Chief Executive Officer of Arrow, GFNB and SNB since May 13, 2023. Mr. DeMarco joined the Company in 1987 as a commercial lender and since that time has served in positions of increasing responsibility within the organization. In 2012, he was named President and CEO of SNB. In May 2023, he was named President and CEO of Arrow Financial Corporation and GFNB. He holds a bachelor’s degree in finance from the University of Texas at Austin. Mr. DeMarco is a graduate of the Adirondack Regional Chamber of Commerce’s Leadership Program and the Stonier Graduate School of Banking. He serves as a Director of the Company and its subsidiary banks and sits on the boards of various non-profits dedicated to healthcare and economic development. Penko Ivanov 55 Chief Financial Officer, Treasurer and Chief Accounting Officer effective February 21, 2023 and Senior Executive Vice President of Arrow, GFNB and SNB since February 1, 2024. Mr. Ivanov joined the Company in 2023 with more than 30 years of experience in Financial Planning & Analysis, Controllership, Financial Reporting, Treasury and compliance with Sarbanes-Oxley Act of 2002. Mr. Ivanov previously served as CFO for Bankwell Financial Group, helping it almost double in size over six-plus years to $3.3 billion in total consolidated assets. He has held CFO positions at Darien Rowayton Bank and for Doral Bank’s U.S. Operations. He began his career with Ernst & Young and held accounting/ finance positions at PepsiCo, GE Capital and Bridgewater Associates. Mr. Ivanov holds an MBA and bachelor’s degree in accounting and finance from the University of South Florida. He is also Six Sigma Black Belt certified. Michael Jacobs 53 Chief Information Officer of Arrow, GFNB and SNB since February 1, 2024. Mr. Jacobs joined GFNB in 2003 as Information Systems Manager. He was later promoted to Senior Vice President and then Executive Vice President. As Chief Information Officer, Mr. Jacobs guides the Company’s strategic technology plans. He has more than 30 years of experience in the community banking industry, having previously served as Operations Manager at Cohoes Savings Bank and Item Processing Manager at Hudson River Bank and Trust. Mr. Jacobs earned a bachelor’s degree in finance from Siena College and an associate degree in business administration from Hudson Valley Community College. David D. Kaiser 63 Senior Executive Vice President and Chief Credit Officer of Arrow, GFNB and SNB since February 2022. Mr. Kaiser joined the Company in 2001 as Vice President and Commercial Loan Officer. He served as Corporate Banking Manager and was later promoted to Senior Vice President, before being named Chief Credit Officer in 2011, followed by promotions to Executive Vice President and Senior Executive Vice President. Prior to joining the Company, he spent 15 years in the Capital Region as a Commercial Loan Officer. Mr. Kaiser has a bachelor’s degree in business administration from Siena College. Mr. Kaiser actively serves on boards of numerous community organizations. 14

Brooke Pancoe 38 Chief Human Resources Officer of Arrow, GFNB and SNB since February 1, 2024. Ms. Pancoe joined the Company in 2018 as Director of Human Resources. In her current role as Chief Human Resources Officer, she has executive oversight of the Company’s human resource strategies, which includes organizational design and succession planning, talent acquisition and retention, performance management, professional development and compensation and benefits. Prior to joining the Company, Ms. Pancoe held various human resource management roles within the power generation and engineering services industry. Ms. Pancoe holds a bachelor’s degree in psychology from Clark University in Worcester, MA, and an MBA from the University at Albany. In addition, she maintains a certified professional human resources designation. Andrew J. Wise 57 Senior Executive Vice President and Chief Risk Officer of Arrow, GFNB and SNB since February 1, 2024. Mr. Wise joined the Company in 2016 as Senior Vice President of Administration for GFNB. He has more than 30 years of experience building and leading both community banks and bank-owned insurance agencies. Mr. Wise previously served as Vice President and Chief Information Security Officer for The Adirondack Trust Company and acted as Executive Vice President and COO for Wise Insurance Brokers, Inc. He has extensive experience in designing, implementing and managing workflows and delivering operational efficiency. He holds a bachelor’s degree from Boston University’s School of Management. Marc Yrsha 45 Chief Banking Officer of Arrow, GFNB and SNB since February 1, 2024. Mr. Yrsha and oversees the strategic direction of the Retail Banking unit, which includes retail deposits and lending, business development, consumer payments, business services, municipal banking, as well as small business and retail lending. Mr. Yrsha oversees the Wealth Management and Marketing divisions of the Company. Mr. Yrsha joined the Company in 2015. Prior to joining our Company, Mr. Yrsha spent time in retail leadership and retail and commercial lending at large regional and community banks within the Arrow footprint.Mr. Yrsha is active in the community serving in leadership roles on a variety of boards.He is a graduate of Castleton University in Vermont and the Adirondack Regional Chamber of Commerce’s Leadership Adirondack Program. J. AVAILABLE INFORMATION Arrow's Internet address is www.arrowfinancial.com. The Company makes available, free of charge on or through Arrow's website, the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as practicable after they are filed or furnished with the SEC pursuant to the Exchange Act. We intend to use our website to disclose material non-public information and various other documents related to corporate operations, including Corporate Governance Guidelines, the charters of principal board committees, and codes of ethics and to comply with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our website, in addition to following and reviewing our news releases, filings with the SEC and public conference calls and other presentations. The Company has adopted a financial code of ethics that applies to Arrow’s chief executive officer, chief financial officer and principal accounting officer and a business code of ethics that applies to all directors, officers and employees of the holding company and its subsidiaries. Both of these can be found at: https://www.arrowfinancial.com/Corporate/Governance. 15

Item 1A. Risk Factors Arrow's financial results and the market price of its stock are subject to risks arising from many factors, including the risks listed below, as well as other risks and uncertainties. Any of these risks could materially and adversely affect Arrow's business, financial condition or results of operations. Please note that the discussion below regarding the potential impact on Arrow of certain of these factors that may develop in the future is not meant to provide predictions by Arrow's management that such factors will develop, but to acknowledge the possible negative consequences to the Company and business if certain conditions materialize. MACROECONOMIC AND INDUSTRY RISKS Market conditions could present significant challenges to the U.S. commercial banking industry and its core business of making and servicing loans. Any substantial downturn in the regional markets in which Arrow operates or in the U.S. economy generally could adversely affect Arrow's ability to maintain and/or grow earnings. Arrow's business is highly dependent on the business environment in the markets in which the Company operates as well as the United States as a whole. Arrow's business is dependent upon the financial stability of the Company's borrowers, including their ability to pay interest on and repay the principal amount of outstanding loans, the value of the collateral securing those loans, and the overall demand for loans and other products and services, all of which impact Arrow's stability and future growth. Although Arrow's market area has experienced a stabilizing of economic conditions in recent years and even periods of modest growth, if unpredictable or unfavorable economic conditions unique to the market area should occur in upcoming periods, these conditions will likely have an adverse effect on the quality of the loan portfolio and financial performance. Arrow is less able than larger regional competitors to spread the risk of unfavorable local economic conditions over a larger market area. Further, if the overall U.S. economy deteriorates, then Arrow's business, results of operations, financial condition and prospects could be adversely affected. In particular, financial performance may be adversely affected by short-term and long-term interest rates, the prevailing yield curve, inflation, monetary supply, fluctuations in the debt and equity capital markets, and the strength of the domestic economy and the local economies in the markets in which Arrow operates, all of which are beyond Arrow's control. A continued period of high inflation could adversely impact our business and our customers. The Federal Reserve Board has raised certain benchmark interest rates in an effort to combat the pronounced increase in inflation. Should rates continue to rise, the value of our investment securities, particularly those with longer maturities, would likely decrease (although this effect may be mitigated for floating rate instruments). Further, inflation increases the cost of operational expenses which increases our noninterest expenses. Additionally, our customers may be affected by inflation, which could have a negative impact on their ability to repay loans. Finally, the high inflationary environment may discourage our customers from pursuing new loans. Arrow operates in a highly competitive industry and market areas that could negatively affect growth and profitability. Competition for commercial banking and other financial services is fierce in Arrow's market areas. In one or more aspects of business, Arrow's subsidiaries compete with other commercial banks, savings and loan associations, credit unions, finance companies, Internet-based financial services companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Additionally, due to their size and other factors, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services, as well as better pricing for those products and services, than Arrow can. Technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. In addition, many of Arrow's competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Failure by Arrow to offer competitive services in Arrow's market areas could significantly weaken Arrow's market position, adversely affecting growth, which, in turn, could have a material adverse effect on Arrow's financial condition and results of operations. The financial services industry is faced with technological advances and changes on a continuing basis, and failure to adapt to these advances and changes could have a material adverse impact on Arrow's business. Technological advances and changes in the financial services industry are pervasive and constant. The retail financial services sector, like many other retail goods and services sectors, is constantly evolving, involving new delivery and communications systems and technologies that are extraordinarily far-reaching and impactful. For Arrow to remain competitive, Arrow must comprehend and adapt to these systems and technologies. Proper implementation of new technologies can increase efficiency, decrease costs and help to meet customer demand. However, many competitors have greater resources to invest in technological advances and changes. Arrow may not always be successful in utilizing the latest technological advances in offering its products and services or in otherwise conducting its business. Failure to identify, consider, adapt to and implement technological advances and changes could have a material adverse effect on business. Problems encountered by other financial institutions could adversely affect Arrow. Arrow's ability to engage in routine funding transactions could be adversely affected by financial or commercial problems confronting other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty and other relationships. Arrow has exposure to many different counterparties in the normal course of business, and routinely executes transactions with counterparties in the financial services industry, including brokers and dealers, other commercial banks, investment banks, mutual and hedge funds, and other financial institutions. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, including in response to recent high-profile large bank failures, could lead to market-wide liquidity problems and losses or defaults by Arrow or by other financial institutions on whom Arrow relies or with whom Arrow interacts. Some of these transactions expose Arrow to credit and other potential risks in the event of default of Arrow's counterparty or client. In addition, credit risk may be exacerbated when the collateral held by Arrow cannot be liquidated or only may be liquidated at prices not sufficient to recover the full amount due Arrow under the underlying financial instrument, held by Arrow. There is no assurance that any such losses would not materially and adversely affect results of operations. 16

OPERATIONAL RISKS Any future economic or financial downturn, including any significant correction in the equity markets, may negatively affect the volume of income attributable to, and demand for, fee-based services of banks such as Arrow, including the Company's fiduciary business, which could negatively impact Arrow's financial condition and results of operations. Revenues from trust and wealth management business are dependent on the level of assets under management. Any significant downturn in the equity markets may lead Arrow's trust and wealth management customers to liquidate their investments, or may diminish account values for those customers who elect to leave their portfolios with Arrow, in either case reducing assets under management and thereby decreasing revenues from this important sector of the business. Other fee- based businesses are also susceptible to a sudden economic or financial downturn. In addition, Arrow's loan quality is affected by the condition of the economy. Like all financial institutions, Arrow maintains an allowance for credit losses to provide for probable credit losses at the balance sheet date. Arrow's allowance for credit losses is based on its historical loss experience as well as an evaluation of the risks associated with its loan portfolio, including the size and composition of the portfolio, current economic conditions and geographic concentrations within the portfolio and other factors. While Arrow has continued to enjoy a very high level of quality in its loan portfolio generally and very low levels of loan charge-offs and non-performing loans, if the economy in Arrow's geographic market area should deteriorate to the point that recessionary conditions return, or if the regional or national economy experiences a protracted period of stagnation, the quality of our loan portfolio may weaken so significantly that its allowance for loan losses may not be adequate to cover actual or expected loan losses. In such events, Arrow may be required to increase its provisions for credit losses and this could materially and adversely affect financial results. Moreover, weak or worsening economic conditions often lead to difficulties in other areas of its business, including growth of its business generally, thereby compounding the negative effects on earnings. Potential continuing complications with the implementation of our core banking system in September 2022 could adversely impact our business and operations. Arrow relies extensively on information systems and technology to manage the Company's business and summarize operating results. During September 2022, Arrow completed the implementation of a new core banking system which replaced the prior system. The new core system will enable future enhancements to our digital experience, improve efficiency for our teams and customers, and empower data-driven decisions. This upgrade constitutes a major investment in Arrow’s technology needs and is a key initiative within its strategic plan. The new core system implementation process has required, and will continue to require, the investment of significant personnel and financial resources. We are now using the new core system. In connection with the conversion, we have encountered, and are continuing to experience, operational and other issues, certain of which have required substantial time and resources to address, and which have had a negative impact on our operations and business and have contributed to the material weaknesses in the Company’s internal controls described in Part II, Item 9A, Controls and Procedures. We are continuing to resolve these issues expeditiously, but there can be no assurance that such issues will not have a further negative impact on our operations or business. Arrow faces continuing and growing security risks to its information base including the information maintained relating to customers, and any breaches in the security systems implemented to protect this information could have a material negative effect on Arrow's business operations and financial condition. In the ordinary course of business, Arrow relies on electronic communications and information systems to conduct its operations and to store sensitive data. Arrow employs an in-depth, layered, defensive approach that leverages people, processes and technology to manage and maintain cybersecurity controls. Arrow employs a variety of preventative and detective tools to monitor, block, and provide alerts regarding suspicious activity, as well as to report on any suspected advanced persistent threats. Arrow has implemented and regularly reviews and updates extensive systems of internal controls and procedures as well as corporate governance policies and procedures intended to protect its business operations, including the security and privacy of all confidential customer information. In addition, Arrow relies on the services of a variety of vendors to meet data processing and communication needs. No matter how well designed or implemented its controls are, Arrow cannot provide an absolute guarantee to protect its business operations from every type of cybersecurity or other security problem in every situation, whether as a result of systems failures, human error or negligence, cyberattacks, security breaches, fraud or misappropriation. Any failure or circumvention of these controls could have a material adverse effect on Arrow's business operations and financial condition. Notwithstanding the strength of defensive measures, the threat from cyberattacks is severe, attacks are sophisticated and increasing in volume, and attackers respond rapidly to changes in defensive measures. While to date, Arrow has not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks or other security problems, Arrow's systems and those of its customers and third-party service providers are under constant threat. Risks and exposures related to cybersecurity attacks or other security problems are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats and issues, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by Arrow and customers. The computer systems and network infrastructure that Arrow uses are always vulnerable to unforeseen disruptions, including theft of confidential customer information (“identity theft”) and interruption of service as a result of fire, natural disasters, explosion, general infrastructure failure, cyberattacks or other security problems. These disruptions may arise in Arrow's internally developed systems, or the systems of our third-party service providers or may originate from the actions of our consumer and business customers who access our systems from their own networks or digital devices to process transactions. Information security and cyber security risks have increased significantly in recent years because of consumer demand to use the Internet and other electronic delivery channels to conduct financial transactions. Cybersecurity risk and other security problems are a major concern to financial services regulators and all financial service providers, including Arrow. These risks are further exacerbated due to the increased sophistication and activities of organized crime, hackers, terrorists and other disreputable parties. Arrow regularly assesses and tests security systems and disaster preparedness, including back-up systems, but the risks are substantially escalating. As a result, cybersecurity and the continued enhancement of Arrow's controls and processes to protect its systems, data and networks from attacks or unauthorized access remain a priority. Accordingly, Arrow may be required to expend additional resources to enhance its protective measures or to investigate and remediate any information security vulnerabilities or exposures. Any breach of Arrow's system security could result in disruption of its operations, unauthorized access to confidential customer information, significant regulatory costs, litigation exposure and other possible damages, loss or liability. Such costs or losses could exceed the amount of available insurance coverage, if any, and 17 would adversely affect Arrow's earnings. Also, any failure to prevent a security breach or to quickly and effectively deal with such a breach could negatively impact customer confidence, damaging Arrow's reputation and undermining its ability to attract and keep customers. In addition, if Arrow fails to observe any of the cybersecurity requirements in federal or state laws, regulations or regulatory guidance, Arrow could be subject to various sanctions, including financial penalties. Business could suffer if Arrow loses key personnel unexpectedly or if employee wages increase significantly. Arrow's success depends, in large part, on Arrow's ability to retain key personnel for the duration of their expected terms of service. On an ongoing basis, Arrow prepares and reviews back-up plans, in the event key personnel are unexpectedly rendered incapable of performing or depart or resign from their positions. However, any sudden unexpected change at the senior management level may adversely affect business. In addition, should Arrow's industry begin to experience a shortage of qualified employees, Arrow, like other financial institutions or businesses in general, may have difficulty attracting and retaining entry level or higher bracket personnel and also may experience, as a result of such shortages or the enactment of higher minimum wage laws locally or nationwide, increased salary expense, which would likely negatively impact results of operations. Pandemic or other health emergencies may adversely affect Arrow’s business activities, financial condition and results of operations. The business of Arrow and its subsidiary banks depends on the willingness and ability of its customers to conduct financial transactions. Pandemics or other health emergencies could disrupt the business, activities, and operations of Arrow’s customers, as well as Arrow's business and operations. Arrow has taken steps to mitigate the risk of harm to its employees and customers and to its operations from health emergencies, such as the COVID-19 pandemic, or other events through its business continuity plan. There are a number of uncertainties related to the potential effects of a pandemic that may not be able to be addressed by this effort. If the spread of a pandemic or a health emergency has an adverse effect on (i) customer deposits, (ii) the ability of borrowers to satisfy their obligations, (iii) the demand for loans or other financial products and services, (iv) the ability of Arrow’s personnel and third party service providers to perform effectively, (v) financial markets, real estate markets, or economic growth, or (vi) other aspects of operations, then Arrow’s liquidity, financial condition and/or results of operations may be materially and adversely affected. FINANCIAL RISKS Arrow is subject to interest rate risk, which could adversely affect profitability. Profitability, like that of most financial institutions, depends to a large extent on Arrow's net interest income, which is the difference between interest income on interest- earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Changes in monetary policy, including changes in interest rates, could influence not only the interest received on loans and securities and the amount of interest paid on deposits and borrowings, but also (i) Arrow's ability to originate loans and obtain deposits, (ii) the fair value of financial assets and liabilities, and (iii) the average duration of mortgage-backed securities portfolio. If the interest rates Arrow pays on deposits and other borrowings increase at a faster rate than the interest rates received on loans, securities and other interest-earning investments, net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Changes in interest rates, whether they are increases or decreases, can also trigger repricing and changes in the pace of payments for both assets and liabilities. Beginning and continuing throughout early 2023, the Federal Reserve raised benchmark interest rates, partially in response to increasing inflation. In 2024, rates may stabilize and/or decrease. Continued higher interest rates could have a negative impact on results of operations by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also necessitate further increases to the allowance for credit losses which may materially and adversely affect Arrow's business, results of operations, financial condition and prospects. Arrow could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate. Factors beyond our control can significantly influence and cause potential adverse changes to the fair value of securities in our portfolio. For example, fixed-rate securities acquired by us are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, our own analysis of the value of the securities, defaults by the issuers or individual mortgagors with respect to the underlying securities and instability in the credit markets. Any of the foregoing factors, as well as changing economic and market conditions, generally, could cause other-than-temporary impairments, realized or unrealized losses in future periods and declines in other comprehensive income, any of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. The process for determining whether an impairment is other-than- temporary requires complex, subjective judgments about Arrow's future financial performance and liquidity, the fair value of any collateral underlying the security and whether and to what extent the principal and interest on the security will ultimately be paid in accordance with its payment terms, any of which could subsequently prove to have been wrong. Arrow's allowance for possible credit losses may be insufficient, and an increase in the allowance would reduce earnings. The allowance is established through a provision for credit losses based on management’s evaluation of the risks inherent in the loan portfolio and the general economy. The allowance is based upon a number of factors, including the size of the loan portfolio, asset classifications, economic trends, industry experience and trends, industry and geographic concentrations, estimated collateral values, management’s assessment of the credit risk inherent in the portfolio, historical loss experience and loan underwriting policies. In addition, Arrow evaluates all loans identified as problem loans and augments the allowance based upon an estimation of the potential loss associated with those problem loans. Additions to the allowance for credit losses decrease net income through provisions for credit losses. If the evaluation performed in connection with establishing credit loss reserves is wrong, the allowance for credit losses may not be sufficient to cover Arrow's losses, which would have an adverse effect on operating results. Arrow's regulators, in reviewing the loan portfolio as part of a regulatory examination, may from time to time require Arrow to increase the allowance for credit losses, thereby negatively affecting earnings, financial condition and capital ratios at that time. Moreover, additions to the allowance may be necessary based on changes in economic and real estate market conditions, new information regarding existing loans and leases, identification of 18 additional problem loans and other factors, both within and outside of Arrow's control. Additions to the allowance could have a negative impact on Arrow's results of operations. Arrow’s financial condition and the results of its operations could be negatively impacted by liquidity management. Arrow’s liquidity can be significantly and negatively impacted by factors outside the Company’s control, including general disruptions in the financial markets, governmental fiscal and monetary policies, regulatory changes, negative investor perceptions of Arrow’s creditworthiness, unexpected increases in cash or collateral requirements and the consequent inability to monetize available liquidity resources. Further, competition for deposits has continued to increase in recent years, including as a result of online banks and digital banking and fixed income alternatives for customer funds. Continued or increased competition for deposits in the current higher interest rate environment could negatively impact Arrow’s liquidity going forward. In addition, as a holding company, Arrow relies on interest, dividends, distributions and other payments from its subsidiary banks to fund dividends as well as to satisfy its debt and other obligations. Limitations on the payments that Arrow receives from its subsidiary banks could also impact Arrow’s liquidity. A bank holding company is required by law to act as a source of financial and managerial strength for its subsidiary banks. As a result, Arrow may be required to commit resources to its subsidiary banks, even if doing so is not otherwise in the interests of the Company, its shareholders or its creditors, which could reduce the amount of funds available to meet its obligations. The increasing complexity of Arrow's operations presents varied risks that could affect earnings and financial condition. Arrow processes a large volume of transactions on a daily basis and is exposed to numerous types of risks related to internal processes, people and systems. These risks include, but are not limited to, the risk of fraud by persons inside or outside the Company, the execution of unauthorized transactions by employees, errors relating to transaction processing and systems, breaches of data security, human error or negligence, and Arrow's internal control system and compliance with a complex array of consumer and safety and soundness regulations. Arrow could also experience additional loss as a result of potential legal actions that could arise as a result of operational deficiencies or as a result of noncompliance with applicable laws and regulations. We have identified material weaknesses in our internal control over financial reporting which could, if not remediated, result in a material misstatement of our financial statements. As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”) and as further discussed in Part II, Item 9A, Controls and Procedures of this Annual Report on Form 10-K, we have identified material weaknesses in the system of internal controls we maintain to provide management with information on a timely basis and allow for the monitoring of compliance with operational standards. These material weaknesses did not result in a material misstatement of our annual or interim financial statements. The Company has improved its organizational capabilities and implemented necessary remediation measures, however the remediation steps taken were not in place for a sufficient amount of time for the material weaknesses to be considered fully remediated as of December 31, 2023. Accordingly, the Company will continue to assess its remediation measures in 2024 in order to confirm effective remediation of the identified material weaknesses. As part of the ongoing remediation process, the Company could conclude that additional remediation measures are required. Additionally, it is possible that inadequate remediation could result in a material misstatement to the annual or interim financial statements which would not be prevented or detected in a timely manner. These or other material weaknesses discovered in the future may adversely affect our reputation, our business and the market price of shares of our common stock. For additional discussion, see Part II, Item 9A, Controls and Procedures. RISKS RELATED TO OWNING OUR COMMON STOCK The Company relies on the operations of its banking subsidiaries to provide liquidity, which, if limited, could impact Arrow's ability to pay dividends to its shareholders or to repurchase its common stock. Arrow is a bank holding company, a separate legal entity from its subsidiaries. The bank holding company does not have significant operations of its own. The ability of the subsidiaries, including bank and insurance subsidiaries, to pay dividends is limited by various statutes and regulations. It is possible, depending upon the financial condition of Arrow's subsidiaries and other factors, that the subsidiaries might be restricted at some point in the ability to pay dividends to the holding company, including by a bank regulator asserting that the payment of such dividends or other payments would constitute an unsafe or unsound practice. In addition, under federal banking law, Arrow is subject to consolidated capital requirements at the holding company level. If the holding company or the bank subsidiaries are required to retain or increase capital, Arrow may not be able to maintain the cash dividends or pay dividends at all, or to repurchase shares of Arrow's common stock. LEGAL, TAX, REGULATORY AND COMPLIANCE RISKS Capital and liquidity standards require banks and bank holding companies to maintain more and higher quality capital and greater liquidity than has historically been the case. Capital standards, particularly those adopted as a result of Dodd-Frank, continue to have a significant effect on banks and bank holding companies, including Arrow. The need to maintain more and higher quality capital, as well as greater liquidity, and generally increased regulatory scrutiny with respect to capital levels, may at some point limit business activities, including lending, and our ability to expand. It could also result in Arrow being required to take steps to increase regulatory capital and may dilute shareholder value or limit the ability to pay dividends or otherwise return capital to investors through stock repurchases. The Capital Rules promulgated under Dodd-Frank will remain applicable to Arrow. Federal banking statutes and regulations could change in the future, which may adversely affect Arrow. Arrow is subject to extensive federal and state banking regulations and supervision. Banking laws and regulations are intended primarily to protect bank depositors’ funds (and indirectly the Federal Deposit Insurance Fund) as well as bank retail customers, who may lack the sophistication to understand or appreciate bank products and services. These laws and regulations generally are not, however, aimed at protecting or enhancing the returns on investment enjoyed by bank shareholders. 19

Arrow's depositor/customer awareness of the changing regulatory environment is particularly true of the set of laws and regulations under Dodd-Frank, which were passed in the aftermath of the 2008-09 financial crisis and in large part were intended to better protect bank customers (and to some degree, banks) against a wide variety of lending products and aggressive lending practices that pre-dated the crisis and are seen as having contributed to its severity. Although not all banks offered such products or engaged in such practices, all banks are affected by these laws and regulations to some degree. Dodd-Frank restricts Arrow's lending practices, requires us to expend substantial additional resources to safeguard customers, significantly increases its regulatory burden, and subjects Arrow to significantly higher minimum capital requirements which, in the long run, may serve as a drag on its earnings, growth and ultimately on its dividends and stock price (the Dodd- Frank capital standards are separately addressed in a previous risk factor). Although the Economic Growth Act and similar initiatives may mitigate the impact of Dodd-Frank, other statutory and regulatory changes including additional guidance and interpretations of existing rules and requirements could add to the existing regulatory burden imposed on banking organizations like Arrow, resulting in a potential material adverse effect on Arrow's financial condition and results of operations. Non-compliance with the Patriot Act, Bank Secrecy Act, or other anti-money laundering laws and regulations could result in fines or sanctions and restrictions on conducting acquisitions or establishing new branches. The Patriot Act and Bank Secrecy Act require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are suspected, financial institutions are obligated to file suspicious activity reports with FinCEN. Federal anti-money laundering rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, and restrictions on conducting acquisitions or establishing new branches. During the last few years, several banking institutions have received large fines for non-compliance with these laws and regulations. The policies and procedures Arrow adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations. Arrow, through its banking subsidiaries, is subject to the CRA and fair lending laws, and failure to comply with these laws could lead to material penalties. CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. A successful regulatory challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on Arrow's business, financial condition and results of operations. Item 1B. Unresolved Staff Comments - None Item 1C. Cybersecurity Cybersecurity Risk Management & Strategy Arrow’s cybersecurity risk management and data security program is an in-depth, layered, defensive approach that leverages people, processes and technology to manage and maintain cybersecurity controls. Arrow employs a variety of preventative and detective tools to monitor, block, and provide alerts regarding suspicious activity, as well as to report on any suspected advanced persistent cybersecurity threats. Our security framework involves processes for detection, identification, protection and response to a cybersecurity incident. Additionally, we are well prepared for recovery in the case of a cybersecurity incident with proper vendor support as well as backups both online and offline. Arrow has implemented and regularly reviews and updates its internal controls and procedures as well as corporate governance policies and procedures intended to protect its business operations, including the security and privacy of the confidential information of its customers. Arrow also regularly assesses and tests its security systems and disaster preparedness, including the adequacy and functionality of its back-up systems. In addition, Arrow engages a variety of vendors to meet data processing and communication needs. Arrow communicates and works directly with all of our critical information technology ("IT") vendors to resolve issues and install releases. We perform business continuity plan testing on a periodic basis. Arrow has not experienced, nor does it believe it is reasonably likely to experience, a material effect on the Company’s business strategy, results of operations or financial condition as a result of a significant compromise, significant data loss or any material financial losses related to cybersecurity incidents or other security problems. Cybersecurity and the continued enhancement of Arrow's controls and processes to protect its systems, data and networks from cybersecurity incidents remain a priority to Arrow. Governance Arrow’s senior management regularly considers the impact of cybersecurity risks when developing its business strategy and financial planning. Arrow has various policies and procedures in place to mitigate cybersecurity risks and maintains a layered, defensive program to manage and maintain cybersecurity controls. Arrow’s Board of Directors, Chief Information Officer, Director of IT and our enterprise risk management group all have a role in the cybersecurity risk management program. Item 2. Properties Arrow's main office is at 250 Glen Street, Glens Falls, New York. The building is owned by Glens Falls National and serves as the main office for Arrow and Glens Falls National. Arrow recently completed a multi-year renovation project to enhance and improve the downtown Glens Falls Main Campus. The renovations provide added energy efficiency, productivity, and more collaborative work space. This project provides for a renovated and more functional Main Office branch and lending space for 20 customers. Arrow's investment in its downtown campus dates back to 2012 with the construction of our 20 South Street Building and has continued with phased improvements to other adjacent properties. The main office of the other banking subsidiary, Saratoga National, is in Saratoga Springs, New York. Arrow owns 26 branch banking offices, leases 11 branch banking offices, leases two residential loan origination offices and a business development office, all at market rates. Arrow's insurance agency is co-located in seven bank-owned branches, as well as two leased insurance offices. Arrow also leases office space in buildings and parking lots near the main office in Glens Falls as well as a back-up site for business continuity purposes. In the opinion of management, the physical properties of the holding company and the various subsidiaries are suitable and adequate. For more information on Arrow's properties, see Notes 2, Summary of Significant Accounting Policies, 6, Premises and Equipment, and 18, Leases, to the Consolidated Financial Statements contained in Part II, Item 8 of this Report. Item 3. Legal Proceedings Except as noted below, Arrow, including its subsidiary banks, is not currently the subject of any material pending legal proceedings, other than ordinary routine litigation occurring in the normal course of their business. On an ongoing basis, Arrow is often the subject of, or a party to, various legal claims by other parties against Arrow, by Arrow against other parties, or involving Arrow, which arise in the normal course of business. The various pending legal claims against Arrow will not, in the opinion of management based upon consultation with counsel, result in any material liability. Legal expenses incurred in connection with loss contingencies are expensed as incurred. On June 23, 2023, Robert C. Ashe filed a putative class action complaint (the "Ashe Lawsuit") against the Company in the United States District Court for the Northern District of New York. In addition to the Company, the complaint names as defendants Thomas J. Murphy, the Company’s former CEO and from September 30, 2022 to February 20, 2023, its interim CFO, Edward J. Campanella, the Company’s former CFO, and Penko Ivanov, the Company’s current CFO (“Individual Defendants” and, together with the Company, the "Defendants"). The complaint alleges that the Defendants made materially false and misleading statements regarding the Company’s business, operations and compliance policies in the Company’s public filings between March 12, 2022 and May 12, 2023. The complaint further alleges that the Individual Defendants are liable for these materially false and misleading statements as "controlling persons" of the Company. Based on these allegations, the complaint brings two claims for violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and of Section 20(a) of the Exchange Act. Mr. Ashe, on behalf of a purported class of shareholders, seeks compensatory damages as well as recovery of the costs and fees associated with the litigation. . On December 5, 2023, plaintiff Ashe filed an amended complaint that changed the putative class period to the period from August 5, 2022 through May 12, 2023, but challenged substantially the same statements on the same basis. On February 9, 2024, the Company moved to dismiss the action in its entirety. That motion is scheduled to be fully briefed on May 6, 2024. All discovery in the action is stayed pending a decision on that motion. The Company continues to believe the lawsuit to be without merit and expressly denies any wrongdoing in connection with the matters claimed in the complaint and intends to vigorously defend the lawsuit. On December 12, 2023 the Company become aware that Stephen Bull filed a complaint (Shareholder Derivative Complaint or Derivative Case) on behalf of Arrow against the three individual defendants in the Ashe Lawsuit as well as against all members of Arrow’s board of directors during the class period in Ashe. The Company is named solely as a nominal defendant in the action and would be the beneficiary of any recovery. The Shareholder Derivative Complaint alleges breaches of fiduciary duty (i) by the Ashe individual defendants based on substantially the same allegedly misleading statements pleaded in the Ashe complaint; and (ii) the director defendants by failing adequately to oversee the individual defendants and maintain internal and disclosure controls. Plaintiffs seek (i) unspecified damages (which would be payable to the Company) for costs incurred as a result of the alleged misstatements, including costs of investigation, remediation, and litigation, (ii) repayment of the director defendants’ compensation on an unjust enrichment theory, and (iii) an order directing the Company to take all necessary actions to reform and improve its corporate governance, and (iv) the recovery of costs and fees associated with the litigation. The Shareholder Derivative Complaint also asserts various federal securities claims based on the same alleged misrepresentations as set forth in the Ashe Lawsuit. On March 5, 2024, the parties filed a stipulation under which the defendants accepted service and the case will be stayed pending disposition of the motion to dismiss the Ashe action. The Company intends to vigorously defend itself against the class action and derivative claims Item 4. Mine Safety Disclosures - None 21

PART II Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Arrow's common stock is traded on the Global Select Market of the National Association of Securities Dealers, Inc. ("NASDAQ®") Stock Market under the symbol AROW. Based on information received from Arrow's transfer agent and various brokers, custodians and agents, Arrow estimates there were approximately 12,000 beneficial owners of Arrow’s common stock at December 31, 2023. Arrow has no other class of stock outstanding. Equity Compensation Plan Information The following table sets forth certain information regarding Arrow's equity compensation plans as of December 31, 2023. These equity compensation plans were (i) the 2022 Long-Term Incentive Plan ("LTIP") and its predecessors; (ii) the Amended and Restated 2011 Employee Stock Purchase Plan ("ESPP") and its predecessors; and (iii) the 2023 Directors' Stock Plan ("DSP") and its predecessors. The LTIP, the DSP and the ESPP have been approved by Arrow's shareholders. In October 2023, the Board of Directors approved the adoption of a new qualified ESPP that is intended to satisfy the requirements of Section 423 of the Internal Revenue Code, which was effective January 1, 2024 (the "2023 ESPP"). The 2023 ESPP will be presented for approval at the upcoming Annual Meeting to be held June 5, 2024. Plan Category (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Restricted Stock Units, Warrants and Rights (b) Weighted-Average Exercise Price of Outstanding Options, Restricted Stock Units, Warrants and Rights (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) Equity Compensation Plans Approved by Security Holders (1)(2) 305,308 $ 28.96 740,062 Equity Compensation Plans Not Approved by Security Holders (pending approval at next Annual Meeting) (2) — 300,000 Total 305,308 1,040,062 (1) The total of 305,308 shares listed in column (a) includes shares which are issuable pursuant to outstanding stock options granted under the LTIP or its predecessor plans. (2) The total of 1,040,062 shares listed in column (c) includes (i) 414,561 shares of common stock available for future award grants under the LTIP, (ii) 250,501 shares of common stock available for future issuance under the ESPP, (iii) 300,000 shares of common stock available for future issuance under the 2023 ESPP which is pending shareholder approval at the next Annual Meeting and (iii) 75,000 shares of common stock available for future issuance under the DSP. STOCK PERFORMANCE GRAPHS The following two graphs provide a comparison of the total cumulative return (assuming reinvestment of dividends) for the common stock of Arrow as compared to the Russell 2000 Index, the ABA NASDAQ Community Bank TRBanks Index and the Zacks $1B-$5B Bank Assets Index. The first graph presents comparative stock performance for the five-year period from December 31, 2018 to December 31, 2023 and the second graph presents comparative stock performance for the fifteen-year period from December 31, 2008 to December 31, 2023. The historical information in the graphs and accompanying tables may not be indicative of future performance of Arrow stock on the various stock indices. 22

Comparison of 5 Year Cumulative Total Return for 5 Year Period Ended December 31, 2023 (Assumes Initial Investment of $100 at December 31, 2018) Arrow Financial Corporation Russell 2000 Index ABA NASDAQ Community BankTR Zacks $1B - $5B Bank Assets Index 2018 2019 2020 2021 2022 2023 TOTAL RETURN PERFORMANCE Period Ending Index 2018 2019 2020 2021 2022 2023 Arrow Financial Corporation 100.00 125.39 105.80 132.22 135.28 120.71 Russell 2000 Index 100.00 125.52 150.58 172.90 137.56 160.85 ABA NASDAQ Community Bank TR 100.00 123.30 109.05 147.76 137.43 134.58 Zacks $1B - $5B Bank Assets Index 100.00 117.34 95.01 130.61 127.10 126.09 Source: Prepared by Zacks Investment Research, Inc. Used with permission. All rights reserved. Copyright 1980-2024. 23

Comparison of 15 Year Cumulative Total Return for 15 Year Period ended December 31, 2023 (Assumes Initial Investment of $100 at December 31, 2008) Arrow Financial Corporation Russell 2000 Index NASDAQ Banks Index Zacks $1B - $5B Bank Assets Index 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 TOTAL RETURN PERFORMANCE Period Ending Index 2008 2009 2010 2011 2012 2013 2014 2015 Arrow Financial Corporation 100.00 106.74 126.21 115.69 130.80 147.59 161.74 169.10 Russell 2000 Index 100.00 127.17 161.32 154.57 179.84 249.66 261.87 250.32 ABA NASDAQ Community Bank TR 100.00 80.80 90.06 84.18 99.10 140.40 146.94 160.97 Zacks $1B - $5B Bank Assets Index 100.00 83.14 91.29 86.56 101.88 128.00 140.15 152.44 TOTAL RETURN PERFORMANCE (Cont'd.) Period Ending Index 2016 2017 2018 2019 2020 2021 2022 2023 Arrow Financial Corporation 267.96 238.23 238.10 298.56 251.91 314.82 322.12 287.41 Russell 2000 Index 303.66 348.15 309.82 388.90 466.53 535.66 426.19 498.34 ABA NASDAQ Community Bank TR 223.37 229.11 194.97 240.40 212.62 288.09 267.94 262.39 Zacks $1B - $5B Bank Assets Index 212.71 234.10 214.34 251.50 203.63 279.96 272.42 270.26 Source: Prepared by Zacks Investment Research, Inc. Used with permission. All rights reserved. Copyright 1980-2024. The preceding stock performance graphs and tables shall not be deemed incorporated by reference, by virtue of any general statement contained herein or in any other filing incorporated by reference herein, into any other SEC filing by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this information by reference into such filing, and shall not otherwise be deemed filed as part of any such other filing. Unregistered Sales of Equity Securities None. 24

Issuer Purchases of Equity Securities The following table presents information about repurchases by Arrow during the three months ended December 31, 2023 of Arrow's common stock (the only class of equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934): Fourth Quarter 2023 Calendar Month (a) Total Number of Shares Purchased1 (b) Average Price Paid Per Share1 (c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs2 (d) Maximum Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs2 October — $ — — $ 9,152,132 November 99,223 24.23 99,223 6,748,038 December 14,347 24.92 14,347 6,390,538 Total 113,570 24.32 113,570 1 The total number of shares purchased and the average price paid per share listed in columns (a) and (b) consist solely of shares repurchased by Arrow pursuant to its publicly-announced stock repurchase program. Arrow resumed its DRIP effective with the cash dividend which was paid in December 2023. All shares under the DRIP are being sourced from the open market through an independent Plan Adminstrator, no shares will be sourced from Arrow treasury. 2 Includes only those shares acquired by Arrow pursuant to its publicly-announced stock repurchase programs. Arrow's only publicly announced stock repurchase program in effect for 2023 was the 2023 Repurchase Program approved by the Board of Directors and announced in October 2022, under which the Board authorized management, in its discretion, in 2023 to repurchase from time to time, in the open market or in privately negotiated transactions, up to $5 million of Arrow common stock subject to certain exceptions. In October 2023, the Board of Directors expanded the 2023 Repurchase Program by $5 million, bringing the total availability under the repurchase program to $9.1 million, and removed the expiration date previously incorporated into the existing repurchase program. Item 6. Reserved 25

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Selected Quarterly Information Dollars in thousands, except per share amounts Share and per share amounts have been restated for the September 2023 3% stock dividend Quarter Ended 12/31/2023 9/30/2023 6/30/2023 3/31/2023 12/31/2022 Net Income $ 7,723 $ 7,743 $ 6,047 $ 8,562 $ 12,087 Transactions Recorded in Net Income (Net of Tax): Net Changes in Fair Value of Equity Investments 90 52 (133) (76) 35 Share and Per Share Data: 1 Period End Shares Outstanding 16,942 17,049 17,050 17,050 17,048 Basic Average Shares Outstanding 17,002 17,050 17,050 17,048 17,031 Diluted Average Shares Outstanding 17,004 17,050 17,050 17,060 17,087 Basic Earnings Per Share $ 0.46 $ 0.46 $ 0.35 $ 0.50 $ 0.70 Diluted Earnings Per Share 0.46 0.46 0.35 $ 0.50 $ 0.71 Cash Dividend Per Share 0.270 0.262 0.262 0.262 0.262 Selected Quarterly Average Balances: Interest-Bearing Deposits at Banks $ 136,026 $ 131,814 $ 130,057 $ 40,436 $ 143,499 Investment Securities 713,144 745,693 787,175 813,461 845,859 Loans 3,170,262 3,096,240 3,036,410 2,991,928 2,951,547 Deposits 3,593,949 3,491,028 3,460,711 3,480,279 3,614,945 Other Borrowed Funds 149,507 208,527 220,616 100,596 63,304 Shareholders’ Equity 363,753 362,701 365,070 359,556 351,402 Total Assets 4,159,313 4,109,995 4,087,653 3,978,851 4,074,028 Return on Average Assets, annualized 0.74% 0.75% 0.59% 0.87% 1.18 % Return on Average Equity, annualized 8.42% 8.47% 6.64% 9.66% 13.65 % Return on Average Tangible Equity, annualized 2 8.99% 9.05% 7.10% 10.33% 14.62 % Average Earning Assets $ 4,019,432 $ 3,973,747 $ 3,953,642 $ 3,845,825 $ 3,940,905 Average Paying Liabilities 2,985,717 2,920,518 2,924,743 2,782,299 2,891,092 Interest Income 44,324 42,117 40,013 36,110 35,904 Tax-Equivalent Adjustment 3 184 183 196 202 279 Interest Income, Tax-Equivalent 3 44,508 42,300 40,209 36,312 36,183 Interest Expense 18,711 16,764 14,241 8,016 5,325 Net Interest Income 25,613 25,353 25,772 28,094 30,579 Net Interest Income, Tax-Equivalent 3 25,797 25,536 25,968 28,296 30,858 Net Interest Margin, annualized 2.53% 2.53% 2.61% 2.96% 3.08 % Net Interest Margin, Tax-Equivalent, annualized 3 2.55% 2.55% 2.63% 2.98% 3.11 % Efficiency Ratio Calculation: 4 Noninterest Expense $ 23,190 $ 23,479 $ 24,083 $ 22,296 $ 20,792 Less: Intangible Asset Amortization 43 43 44 45 47 Net Noninterest Expense 23,147 23,436 24,039 22,251 20,745 Net Interest Income, Tax-Equivalent 25,797 25,536 25,968 28,296 30,858 Noninterest Income 7,484 8,050 6,906 6,677 7,165 Less: Net Changes in Fair Value of Equity Investments 158 71 (181) (104) 48 Net Gross Income $ 33,123 $ 33,515 $ 33,055 $ 35,077 $ 37,975 Efficiency Ratio 69.88% 69.93% 72.72% 63.43% 54.63 % Period-End Capital Information: 5 Total Stockholders’ Equity (i.e. Book Value) $ 379,772 $ 360,014 $ 361,443 $ 363,371 $ 353,538 Book Value per Share 1 22.42 21.12 21.20 21.31 20.74 Goodwill and Other Intangible Assets, net 22,983 23,078 23,175 23,273 23,373 Tangible Book Value per Share 1,2 21.06 19.76 19.84 19.95 19.37 Capital Ratios: 5 Tier 1 Leverage Ratio 9.84% 9.94% 9.92% 10.13% 9.80 % Common Equity Tier 1 Capital Ratio 13.00% 13.17% 13.27% 13.34% 13.32 % Tier 1 Risk-Based Capital Ratio 13.66% 13.84% 13.96% 14.03% 14.01 % Total Risk-Based Capital Ratio 14.74% 14.94% 15.08% 15.15% 15.11 % Assets Under Trust Administration & Investment Mgmt $ 1,763,194 $ 1,627,522 $ 1,711,460 $ 1,672,117 $ 1,606,132 26

Selected Twelve-Month Information Dollars in thousands, except per share amounts Share and per share amounts have been restated for the September 2023 3% stock dividend 2023 2022 2021 Net Income $ 30,075 $ 48,799 $ 49,857 Transactions Recorded in Net Income (Net of Tax): Net Gain (Loss) on Securities (67) 315 83 Period End Shares Outstanding1 16,942 17,048 17,018 Basic Average Shares Outstanding1 17,037 17,008 16,994 Diluted Average Shares Outstanding1 17,037 17,059 17,052 Basic Earnings Per Share1 $ 1.77 $ 2.86 $ 2.93 Diluted Earnings Per Share1 1.77 2.86 2.92 Cash Dividends Per Share1 1.06 0.99 0.96 Average Assets 4,084,519 4,047,480 3,882,642 Average Equity 362,781 360,095 353,757 Return on Average Assets 0.74% 1.21% 1.28 % Return on Average Equity 8.29% 13.55% 14.09 % Average Earning Assets $ 3,948,708 $ 3,902,077 $ 3,716,856 Average Interest-Bearing Liabilities 2,903,925 2,834,266 2,727,441 Interest Income 162,564 129,651 115,550 Interest Income, Tax-Equivalent* 163,328 130,737 116,655 Interest Expense 57,732 11,308 5,195 Net Interest Income 104,832 118,343 110,355 Net Interest Income, Tax-Equivalent* 105,596 119,429 111,460 Net Interest Margin 2.65% 3.03% 2.97 % Net Interest Margin, Tax-Equivalent* 2.67% 3.06% 3.00 % Efficiency Ratio Calculation*4 Noninterest Expense $ 93,048 $ 81,530 $ 78,048 Less: Intangible Asset Amortization 176 193 210 Net Noninterest Expense 92,872 81,337 77,838 Net Interest Income, Tax-Equivalent 105,596 119,429 111,460 Noninterest Income 29,117 30,898 32,369 Less: Net (Loss) Gain on Securities (92) 427 111 Net Gross Income, Adjusted $ 134,805 $ 149,900 $ 143,718 Efficiency Ratio* 68.89% 54.26% 54.16 % Period-End Capital Information: Tier 1 Leverage Ratio 9.84% 9.80% 9.20 % Total Stockholders’ Equity (i.e. Book Value) $ 379,772 $ 353,538 $ 371,186 Book Value per Share 22.42 20.74 21.81 Intangible Assets 22,983 23,373 23,791 Tangible Book Value per Share 2 21.06 19.37 20.41 Asset Quality Information: Net Loans Charged-off as a Percentage of Average Loans 0.07% 0.08% 0.03 % Provision for Credit Losses as a Percentage of Average Loans 0.11% 0.17% 0.01 % Allowance for Credit Losses as a Percentage of Period-End Loans 0.97% 1.00% 1.02 % Allowance for Credit Losses as a Percentage of Nonperforming Loans 147.82% 249.95% 233.89 % Nonperforming Loans as a Percentage of Period-End Loans 0.66% 0.40% 0.44 % Nonperforming Assets as a Percentage of Total Assets 0.51% 0.32% 0.29% *See "Use of Non-GAAP Financial Measures" on page 5. 27

Arrow Financial Corporation Reconciliation of Non-GAAP Financial Information (Dollars In Thousands, Except Per Share Amounts) Footnotes: 1. Share and per share data have been restated for the September 26, 2023, 3% stock dividend. 2. Non-GAAP Financial Measure Reconciliation: Tangible Book Value, Tangible Equity, and Return on Tangible Equity exclude goodwill and other intangible assets, net from total equity. These are non-GAAP financial measures which Arrow believes provides investors with information that is useful in understanding its financial performance. 12/31/2023 9/30/2023 6/30/2023 3/31/2023 12/31/2022 Total Stockholders' Equity (GAAP) $ 379,772 $ 360,014 $ 361,443 $ 363,371 $ 353,538 Less: Goodwill and Other Intangible assets, net 22,983 23,078 23,175 23,273 23,373 Tangible Equity (Non-GAAP) $ 356,789 $ 336,936 $ 338,268 $ 340,098 $ 330,165 Period End Shares Outstanding 16,942 17,049 17,050 17,050 17,048 Tangible Book Value per Share (Non- GAAP) $ 21.06 $ 19.76 $ 19.84 $ 19.95 $ 19.37 Net Income 7,723 7,743 6,047 8,562 12,087 Return on Average Tangible Equity (Net Income/Average Tangible Equity - Annualized) 8.99% 9.05% 7.10% 10.33% 14.62% 3. Non-GAAP Financial Measure Reconciliation: Net Interest Margin is the ratio of annualized tax-equivalent net interest income to average earning assets. This is also a non-GAAP financial measure which Arrow believes provides investors with information that is useful in understanding its financial performance. 12/31/2023 9/30/2023 6/30/2023 3/31/2023 12/31/2022 Interest Income (GAAP) $ 44,324 $ 42,117 $ 40,013 $ 36,110 $ 35,904 Add: Tax Equivalent Adjustment (Non- GAAP) 184 183 196 202 279 Interest Income - Tax Equivalent (Non-GAAP) $ 44,508 $ 42,300 $ 40,209 $ 36,312 $ 36,183 Net Interest Income (GAAP) $ 25,613 $ 25,353 $ 25,772 $ 28,094 $ 30,579 Add: Tax-Equivalent adjustment (Non-GAAP) 184 183 196 202 279 Net Interest Income - Tax Equivalent (Non-GAAP) $ 25,797 $ 25,536 $ 25,968 $ 28,296 $ 30,858 Average Earning Assets $ 4,019,432 $ 3,973,747 $ 3,953,642 $ 3,845,825 $ 3,940,905 Net Interest Margin (Non-GAAP) 2.55% 2.55% 2.63% 2.98% 3.11% 4. Non-GAAP Financial Measure Reconciliation: Financial Institutions often use the "efficiency ratio", a non-GAAP ratio, as a measure of expense control. Arrow believes the efficiency ratio provides investors with information that is useful in understanding its financial performance. Arrow defines efficiency ratio as the ratio of noninterest expense to net gross income (which equals tax-equivalent net interest income plus noninterest income, as adjusted). 5. For the current quarter, all of the regulatory capital ratios as well as the Total Risk-Weighted Assets are calculated in accordance with bank regulatory capital rules. The December 31, 2023 CET1 ratio listed in the tables (i.e., 13.00%) exceeds the sum of the required minimum CET1 ratio plus the fully phased-in Capital Conservation Buffer (i.e., 7.00%). 12/31/2023 9/30/2023 6/30/2023 3/31/2023 12/31/2022 Total Risk Weighted Assets $ 3,032,188 $ 2,988,438 $ 2,937,837 $ 2,909,610 $ 2,883,902 Common Equity Tier 1 Capital 394,166 393,541 389,966 388,228 384,003 Common Equity Tier 1 Ratio 13.00% 13.17% 13.27% 13.34% 13.32% 28

CRITICAL ACCOUNTING ESTIMATES The significant accounting policies, as described in Note 2 - Summary of Significant Accounting Policies to the Consolidated Financial Statements are essential in understanding the Management Discussion and Analysis. Many of the significant accounting policies require complex judgments to estimate the values of assets and liabilities. Arrow has procedures and processes in place to facilitate making these judgments. The more judgmental estimates are summarized in the following discussion. In many cases, there are numerous alternative judgments that could be used in the process of determining the inputs to the models. Where alternatives exist, Arrow has used the factors that are believed to represent the most reasonable value in developing the inputs. Actual performance that differs from estimates of the key variables could impact the results of operations. Allowance for credit losses: The allowance for credit losses consists of the allowance for credit losses and the allowance for losses on unfunded commitments. Arrow adopted on January 1, 2021, Accounting Standards Updates (‘‘ASU’’) 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (‘‘CECL’’) and its related amendments. The CECL approach requires an estimate of the credit losses expected over the life of an exposure (or pool of exposures). The estimate of expected credit losses under the CECL approach is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. Arrow then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience was used. Finally, Arrow considers forecasts about future economic conditions that are reasonable and supportable. The allowance for losses on unfunded commitments represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. However, a liability is not recognized for commitments unconditionally cancellable by Arrow. The allowance for losses on unfunded commitments is determined by estimating future draws and applying the expected loss rates on those draws. Arrow considers the accounting policy relating to the allowance for credit losses to be a critical accounting estimate given the uncertainty in evaluating the level of the allowance required to cover Arrow's estimate of all expected credit losses over the expected contractual life of our loan portfolio. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then-existing loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for credit losses in those future periods. While management’s current evaluation of the allowance for credit losses indicates that the allowance is appropriate at this time, the allowance may need to be increased in the future due to changes in conditions or assumptions. The impact of utilizing the CECL approach to calculate the reserve for credit losses will be significantly influenced by the composition, characteristics and quality of our loan portfolio, as well as the prevailing economic conditions and forecasts utilized. Material changes to these and other relevant factors may result in greater volatility to the reserve for credit losses, and therefore, greater volatility to our reported earnings. Arrow's policies on the allowance for credit losses, pension accounting and provision for income taxes are disclosed in Note 2 to the consolidated financial statements of this Form 10-K. 29

A. OVERVIEW The following discussion and analysis focuses on and reviews Arrow's results of operations for each of the years in the three-year period ended December 31, 2023 and the financial condition as of December 31, 2023 and 2022. The discussion below should be read in conjunction with the selected quarterly and annual information set forth above and the Consolidated Financial Statements and other financial data presented elsewhere in this Report. When necessary, prior-year financial information has been reclassified to conform to the current-year presentation. Summary of 2023 Financial Results: For the year ended December 31, 2023, net income was $30.1 million, down 38.4% from $48.8 million for 2022. The decrease from the prior year was primarily the result of a decrease in net interest income of $13.5 million and an increase of non-interest expense of $11.5 million, partially offset by a $1.4 million decrease in the provision for credit loss and a $6.7 million decrease in the provision for income taxes. Diluted EPS was $1.77 for 2023, down 38.1% from $2.86 in 2022. Return on average equity (ROE) and return on average assets (ROA) were 8.29% and 0.74%, respectively, as compared to 13.55% and 1.21%, respectively, for 2022. Net interest income for the year ended December 31, 2023 was $104.8 million, a decrease of $13.5 million, or 11.4%, from the prior year. Interest and fees on loans were $142.0 million, an increase of 25.7% from the $113.0 million for the year ended December 31, 2022. Interest expense for the year ended December 31, 2023 was $57.7 million. This is an increase of $46.4 million, or 410.5%, from the $11.3 million in expense for the prior-year period. Net interest margin was 2.65% for the year ended December 31, 2023, as compared to 3.03% for the year ended December 31, 2022. In the fourth quarter of 2023, the net interest margin was 2.53%, as compared to 3.08% for the fourth quarter of 2022. The decrease in net interest margin compared to the fourth quarter of 2022 and the full year 2022 was primarily the result of the cost of interest-bearing liabilities increasing at a faster pace than the yield on average earning assets. In addition, deposits have continued to migrate to higher cost products, such as money market savings and time deposits. For 2023, the provision for credit losses related to the loan portfolio was $3.4 million, compared to $4.8 million in 2022. The key drivers for the provision for credit losses in 2023 were loan growth and charge-offs, offset by changes to the economic forecast factors embedded in the credit loss allowance model as well as qualitative factors relating to local and Arrow-specific conditions. Noninterest income was $29.1 million for the year ended December 31, 2023, a decrease of 5.8%, as compared to $30.9 million for the year ended December 31, 2022. Income from fiduciary activities, which includes Wealth Management services, was fairly consistent to the prior year. Fees and other services to customers declined compared to the prior year, primarily due to lower interchange fees. Noninterest expense for the year ended December 31, 2023 increased by $11.5 million, or 14.1%, to $93.0 million, as compared to $81.5 million in 2022. The largest component of noninterest expense is salaries and benefits paid to our employees, which totaled $47.7 million in 2023. Salaries and benefits increased $0.7 million, or 1.4%, from the prior year. The overall increase from the prior year was primarily related to $4.8 million of additional legal and professional fees incurred in 2023 associated with the delay in the filing of the Annual Report on Form 10-K for the year ended December 31, 2022 (the "2022 Form 10-K"), and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the "Q1 2023 Form 10-Q"), as well as an increase in costs related to technology and Federal Deposit Insurance Corporation insurance. The provision for income taxes for 2023 was $7.4 million, compared to $14.1 million for 2022. The effective income tax rates for 2023 and 2022 were 19.8% and 22.4%, respectively. The reduction in the effective tax rate was the result of substantially similar permanent favorable tax benefits in each year while pre-tax income decreased in 2023. Total assets were $4.17 billion at December 31, 2023, an increase of $200.4 million, or 5.0%, compared to December 31, 2022. Total cash and cash equivalents were $142.5 million at December 31, 2023, an increase of $77.9 million, or 120.4%, compared to December 31, 2022. Total investments were $636.1 million at December 31, 2023, a decrease of $121.0 million, or 16.0%, compared to December 31, 2022. The net change was primarily driven by paydowns and maturities of approximately $119 million, a net decrease from the repositioning of our investment portfolio of approximately $25 million, partially offset by an improvement in the mark-to-market adjustments of $23 million. The proceeds from the decrease in investments were primarily used to fund loan growth and for general corporate purposes. There were no credit quality issues related to the investment portfolio. In the fourth quarter of 2023 as part of the investment portfolio repositioning, Arrow sold all 27,771 of its previously held Visa Class B shares for a pre-tax gain of $9.3 million while recognizing a pre-tax loss of $9.2 million from the sale of approximately $100 million of lower-yielding securities. The proceeds of the sale were reinvested in higher-yielding available for sale securities and federal funds, resulting in an annual interest income run-rate improvement of over $3 million in pre-tax earnings. This transaction was part of Arrow's strategy to improve profitability and its asset-liability management position. At December 31, 2023, total loan balances reached $3.2 billion, up $230 million, or 7.7%, from the prior-year level. Loan growth for the fourth quarter was $74.3 million. The consumer loan portfolio grew by $46.5 million, or 4.4%, over the balance at December 31, 2022. The residential real estate loan portfolio increased $128.8 million, or 12.0%, from the prior year primarily as a result of the continued strength of the housing market within Arrow's service area. Commercial loans, including commercial real estate, increased $54.4 million, or 6.4%, over the balances at December 31, 2022. The allowance for credit losses was $31.3 million at December 31, 2023, an increase of $1.3 million from December 31, 2022. The allowance for credit losses represents 0.97% of loans outstanding, a decrease from 1.00% at year-end 2022. Asset quality remained solid at December 31, 2023. Net loan losses, expressed as an annualized percentage of average loans outstanding, were 0.07% for the year ended December 31, 2023, as compared to 0.08% for the prior year. Nonperforming assets of $21.5 million at December 31, 2023, represented 0.51% of period-end assets, compared to $12.6 million or 0.32% at December 31, 2022. The increase was primarily due to one large loan relationship of approximately $15 million, which is well collateralized. 30

At December 31, 2023, total deposit balances were $3.7 billion, an increase of $189.2 million, or 5.4%, from the prior-year level. Arrow obtained $175 million of brokered CDs with corresponding three-year swaps as part of a funding hedge to strategically manage its asset-liability profile and cost of funds. Non-municipal deposits, excluding brokered CDs, increased by $45.3 million and municipal deposits decreased by $31.1 million as compared to December 31, 2022. Noninterest-bearing deposits decreased by $78.4 million, or 9.4%, during 2023, and represented 20.6% of total deposits at year-end, as compared to the prior-year level of 23.9%. At December 31, 2023, total time deposits, excluding brokered CDs, increased $278.6 million from the prior-year level. The change in composition of deposits was primarily the result of pressure from competitive rate pricing and the migration from low to higher costing products. Total borrowings were $26.5 million at December 31, 2023, a decrease of $28.3 million, or 51.6%, compared to December 31, 2022. In addition to timing, the majority of the decrease was a $20 million payoff of a Federal Home Loan Bank term advance. Total shareholders’ equity was $379.8 million at December 31, 2023, an increase of $26.2 million, or 7.4%, from the year- end 2022 balance. Arrow's regulatory capital ratios remained strong in 2023. At December 31, 2023, Arrow's Common Equity Tier 1 Capital Ratio was 13.00% and Total Risk-Based Capital Ratio was 14.74%. The capital ratios of Arrow and both of its subsidiary banks, Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company, continued to significantly exceed the “well capitalized” regulatory standards. In 2022, Arrow upgraded its core banking system. The system upgrade reflects the strategic focus on a strong technology foundation and this investment paves the way for customer-facing enhancements and more efficient and improved internal operations as Arrow continues to work toward fully leveraging the capabilities of the new bank core system. In connection with the material weaknesses which are being remediated, we have expended a significant amount of time and resources negatively impacting our operations and business. Please refer to Part II, Item 9A, Controls and Procedures for additional information. The changes in net income, net interest income and net interest margin between the current and prior year are discussed in detail under the heading "Results of Operations," beginning on page 33. Regulatory Capital and Stockholders' Equity: As of December 31, 2023, Arrow continued to exceed all required minimum capital ratios under the current bank regulatory capital rules as implemented under Dodd-Frank (the "Capital Rules") at both the holding company and bank levels. At that date, both subsidiary banks, as well as the holding company, continued to qualify as "well-capitalized" under the capital classification guidelines as defined by the Capital Rules. Because of continued profitability and strong asset quality, the regulatory capital levels throughout recent years have consistently remained well in excess of the various required regulatory minimums in effect from time to time, as they do at present. In 2020, federal bank regulators introduced an optional simplified measure of capital adequacy for qualifying community banking organizations (CBLR). A qualifying community banking organization that opts into the CBLR framework and meets all the requirements under the CBLR framework will be considered to have met the well-capitalized ratio requirements under the “prompt corrective action” regulations and will not be required to report or calculate risk-based capital ratios. The CBLR final rule became effective as of January 1, 2020, and Arrow and both subsidiary banks have opted out of utilizing the CBLR framework. Therefore, the Capital Rules promulgated under Dodd-Frank will remain applicable to Arrow and both subsidiary banks. Total stockholders' equity was $379.8 million at December 31, 2023, an increase of $26.2 million, or 7.4%, from December 31, 2022. The components of the change in stockholders' equity since year-end 2022 are presented in the Consolidated Statement of Changes in Stockholders' Equity on page 60. Total book value per share increased by 8.1% over the prior year level. The net increase in total stockholders' equity during 2023 principally reflected the following factors: (i) $30.1 million of net income for the year, (ii) other comprehensive income of $16.2 million, (iii) $1.0 million of equity related to various stock-based compensation plans and (iv) $0.5 million of equity resulting from the dividend reinvestment plan, reduced by (v) cash dividends of $18.0 million and (vi) repurchases of common stock of $3.6 million. As of December 31, 2023, Arrow's closing stock price was $27.94, resulting in a trading multiple of 1.33 to Arrow's tangible book value. The Board of Directors declared and Arrow paid a cash dividend of $0.262 per share for the first three quarters of 2023, as adjusted for a 3% stock dividend distributed September 26, 2023, a cash dividend of $0.27 per share for the fourth quarter of 2023, and a $0.27 per share cash dividend for the first quarter of 2024. Loan quality: Nonperforming loans were $21.2 million at December 31, 2023, an increase of $9.2 million, or 76.5%, from year-end 2022. The increase was primarily due to one large loan relationship of approximately $15 million, which is well collateralized. The ratio of nonperforming loans to period-end loans at December 31, 2023 was 0.66%, an increase from 0.40% at December 31, 2022. Loans charged-off (net of recoveries) against the allowance for credit losses was $2.1 million for 2023, a decrease of $59 thousand from 2022. The ratio of net charge-offs to average loans was 0.07% for 2023 and 0.08% for 2022. At December 31, 2023, the allowance for credit losses was $31.3 million, representing 0.97% of total loans, a decrease of 3 basis points from the December 31, 2022 ratio. Loan Segments: As of December 31, 2023, total loans grew $229.7 million, or 7.7%, as compared to the balance at December 31, 2022. ◦ Commercial and Commercial Real Estate Loans: Combined, these loans comprised 28.1% of the total loan portfolio at period-end. Commercial loans are extended to business primarily located in Arrow's regional market area. There are no commercial real estate loans in major metropolitan areas. In addition, only approximately 2% of the loan portfolio is comprised of office related property. Retail loans were approximately 3% of the loan portfolio and hotels and motels were approximately 4% of the portfolio. Overall, Arrow has minimal exposure to highly sensitive areas where large commercial and retail vacancies exist. Commercial property values in Arrow's region have largely remained stable. 31

Appraisals on nonperforming and watched CRE loan properties are updated as deemed necessary, usually when the loan is downgraded or when there has been significant market deterioration since the last appraisal. ◦ Consumer Loans: These loans (primarily automobile loans) comprised approximately 34.6% of the total loan portfolio at period-end. Consumer automobile loans at December 31, 2023, were $1.1 billion, or 99.6% of this portfolio segment. The vast majority of automobile loans are initiated through the purchase of vehicles by consumers with automobile dealers. Although previous supply chain constraints have lessened, inflation and higher rates may limit the potential growth in this category. ◦ Residential Real Estate Loans: These loans, including home equity loans, made up 37.3% of the total loan portfolio at period-end. Demand for residential real estate has continued to remain strong. Arrow originated nearly all of the residential real estate loans currently held in the loan portfolio and applies conservative underwriting standards to loan originations. Arrow has historically sold a portion of the residential real estate mortgage originations into the secondary market. The ratio of the sales of originations to total originations tends to fluctuate from period to period based on market conditions and other factors. In recent periods, sales have decreased as a result of the strategic decision to grow the residential loan portfolio. The rate at which mortgage loan originations are sold in future periods will depend on various circumstances, including prevailing mortgage rates, other lending opportunities, capital and liquidity needs, and the availability of a market for such transactions. Liquidity and access to credit markets: Arrow did not experience any liquidity issues in recent years or in 2023. Arrow’s liquidity position should provide the Company with the necessary flexibility to address any unexpected near-term disruptions. Interest-bearing cash balances at December 31, 2023 were $105.8 million which represents a significant increase as compared to $32.8 million at December 31, 2022. Deposit balances are Arrow's primary funding source. Additionally, contingent lines of credit are also available. Arrow has collateralized lines of credit established and available through the FHLBNY and FRB, totaling $1.4 billion. The terms of Arrow's lines of credit have not changed significantly in recent periods (see the general liquidity discussion on page 47). Arrow has principally relied on asset-based liquidity (i.e., funds in overnight investments and cash flow from maturing investments and loans) with liability-based liquidity as a secondary source of funds (the main liability-based sources are an overnight borrowing arrangement with correspondent banks, an arrangement for overnight borrowing and term credit advances from the FHLBNY, and an additional arrangement for short-term advances at the Federal Reserve Bank discount window as well as the Bank Term Funding Program). Regular liquidity stress tests and tests of the contingent liquidity plan are performed to ensure that an adequate amount of available funds can be generated to meet a wide variety of potential liquidity crises. Visa Class B Common Stock: In the fourth quarter of 2023, Arrow's subsidiary bank, Glens Falls National, sold all 27,771 Visa Class B common stock shares it previously held for a pre-tax gain of $9.3 million. The gain was used to offset a pre-tax loss of $9.2 million related to the sale of approximately $110 million of securities. The sale of securities was driven by the strategic decision to reposition the investment portfolio to higher yielding investments producing an improved interest income run-rate. 32

B. RESULTS OF OPERATIONS The following analysis of net interest income, the provision for credit losses, noninterest income, noninterest expense and income taxes, highlights the factors that had the greatest impact on the results of operations for December 31, 2023 and the prior two years. For a comparison of the years ended December 31, 2021 and 2022, see Part II. Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, in our Form 10-K for the year ended December 31, 2022. I. NET INTEREST INCOME Net interest income represents the difference between interest, dividends and fees earned on loans, securities and other earning assets and interest paid on deposits and other sources of funds. Changes in net interest income result from changes in the level and mix of earning assets and sources of funds (volume) and changes in the yields earned and interest rates paid (rate). Net interest margin is the ratio of net interest income to average earning assets. Net interest income may also be described as the product of average earning assets and the net interest margin. CHANGE IN NET INTEREST INCOME (Dollars In Thousands) (GAAP Basis) Years Ended December 31, Change From Prior Year 2022 to 2023 2021 to 2022 2023 2022 2021 Amount % Amount % Interest and Dividend Income $ 162,564 $ 129,651 $ 115,550 $ 32,913 25.4% $ 14,101 12.2 % Interest Expense 57,732 11,308 5,195 46,424 410.5% 6,113 117.7 % Net Interest Income $ 104,832 $ 118,343 $ 110,355 $ (13,511) (11.4) % $ 7,988 7.2 % Net interest income was $104.8 million in 2023, a decrease of $13.5 million, or 11.4%, from the $118.3 million in 2022. This is in comparison with the increase of $8.0 million, or 7.2%, from 2021 to 2022. Factors contributing to the year-to-year changes in net interest income over the three-year period are discussed in the following portions of this Section B.I. The following tables reflect the components of net interest income for the years ended December 31, 2023, 2022 and 2021: (i) average balances of assets, liabilities and stockholders' equity, (ii) interest and dividend income earned on earning assets and interest expense incurred on interest-bearing liabilities, (iii) average yields on earning assets and average rates paid on interest- bearing liabilities, (iv) the net interest spread (average yield less average cost) and (v) the net interest margin (yield) on earning assets. The yield on securities available-for-sale is based on the amortized cost of the securities. Nonaccrual loans are included in average loans. Average Consolidated Balance Sheets and Net Interest Income Analysis (GAAP basis) (Dollars in Thousands) Years Ended December 31: 2023 2022 2021 Interest Rate Interest Rate Interest Rate Average Income/ Earned/ Average Income/ Earned/ Average Income/ Earned/ Balance Expense Paid Balance Expense Paid Balance Expense Paid Interest-Bearing Deposits at Banks $ 109,906 $ 5,831 5.31% $ 252,835 3,100 1.23% 418,488 565 0.14 % Investment Securities: Fully Taxable 622,575 11,764 1.89% 648,540 10,357 1.60% 470,133 6,487 1.38 % Exempt from Federal Taxes 141,966 2,953 2.08% 173,184 3,212 1.85% 185,072 3,513 1.90 % Loans 3,074,261 142,016 4.62% 2,827,518 112,982 4.00% 2,643,163 104,985 3.97 % Total Earning Assets 3,948,708 162,564 4.12% 3,902,077 129,651 3.32% 3,716,856 115,550 3.11 % Allowance for Credit Losses (30,799) (27,954) (27,187) Cash and Due From Banks 30,640 30,462 36,464 Other Assets 135,970 142,895 156,509 Total Assets $ 4,084,519 $ 4,047,480 $ 3,882,642 33

Deposits: Interest-Bearing Checking Accounts $ 855,931 3,663 0.43% $ 1,038,751 973 0.09% 926,875 731 0.08 % Savings Deposits 1,498,749 34,343 2.29% 1,549,278 7,879 0.51% 1,496,906 1,904 0.13 % Time Deposits of $250,000 Or More 137,974 4,966 3.60% 55,690 369 0.66% 87,033 261 0.30 % Other Time Deposits 241,218 7,127 2.95% 132,541 604 0.46% 141,677 632 0.45 % Total Interest-Bearing Deposits 2,733,872 50,099 1.83% 2,776,260 9,825 0.35% 2,652,491 3,528 0.13 % Short-Term Borrowings 144,971 6,756 4.66% 32,874 605 1.84% 49,768 786 1.58 % FHLBNY Term Advances and Other Long-Term Debt 20,000 686 3.43% 20,000 685 3.43% 20,000 686 3.43 % Finance Leases 5,082 191 3.76% 5,132 193 3.76% 5,182 195 3.76 % Total Interest- Bearing Liabilities 2,903,925 57,732 1.99% 2,834,266 11,308 0.40% 2,727,441 5,195 0.19 % Demand Deposits 772,889 815,218 767,671 Other Liabilities 44,924 37,901 33,773 Total Liabilities 3,721,738 3,687,385 3,528,885 Stockholders’ Equity 362,781 360,095 353,757 Total Liabilities and Stockholders’ Equity $ 4,084,519 $ 4,047,480 $ 3,882,642 Net Interest Income $ 104,832 $ 118,343 $ 110,355 Net Interest Spread 2.13% 2.92% 2.92 % Net Interest Margin 2.65% 3.03% 2.97 % Changes between periods are attributed to movement in either the average daily balances or average rates for both earning assets and interest-bearing liabilities. Changes attributable to both volume and rate have been allocated proportionately between the categories. Net Interest Income Rate and Volume Analysis (Dollars in Thousands) (GAAP basis) 2023 Compared to 2022 Change in Net Interest Income Due to: 2022 Compared to 2021 Change in Net Interest Income Due to: Interest and Dividend Income: Volume Rate Total Volume Rate Total Interest-Bearing Bank Balances $ (1,752) $ 4,483 $ 2,731 $ (224) $ 2,759 $ 2,535 Investment Securities: Fully Taxable (398) 1,805 1,407 2,443 1,427 3,870 Exempt from Federal Taxes (586) 327 (259) (214) (87) (301) Loans 9,974 19,060 29,034 7,149 848 7,997 Total Interest and Dividend Income 7,238 25,675 32,913 9,154 4,947 14,101 Interest Expense: Deposits: Interest-Bearing Checking Accounts (220) 2,910 2,690 138 104 242 Savings Deposits (214) 26,678 26,464 88 5,887 5,975 Time Deposits of $250,000 or More 541 4,056 4,597 (92) 200 108 Other Time Deposits 517 6,006 6,523 (41) 13 (28) Total Deposits 624 39,650 40,274 93 6,204 6,297 Other Liabilities 2,062 4,088 6,150 (269) 85 (184) Total Interest Expense 2,686 43,738 46,424 (176) 6,289 6,113 Net Interest Income $ 4,552 $ (18,063) $ (13,511) $ 9,330 $ (1,342) $ 7,988 34

NET INTEREST MARGIN YIELD ANALYSIS (GAAP Basis) December 31, 2023 2022 2021 Yield on Earning Assets 4.12% 3.32% 3.11 % Cost of Interest-Bearing Liabilities 1.99% 0.40% 0.19 % Net Interest Spread 2.13% 2.92% 2.92 % Net Interest Margin 2.65% 3.03% 2.97 % Net Interest Margin excluding PPP Loans 2.65% 3.00% 2.84 % Arrow's earnings are derived predominantly from net interest income, which is interest income, net of interest expense. Changes in balance sheet composition, including interest-earning assets, deposits, and borrowings, combined with changes in market interest rates, impact net interest income. Net interest margin is net interest income divided by average interest-earning assets. Interest-earning assets and funding sources are managed, including noninterest and interest-bearing liabilities, in order to maximize this margin. 2023 Compared to 2022: Net interest income decreased $13.5 million, or 11.4%, to $104.8 million for the year ended December 31, 2023 from $118.3 million for the year ended December 31, 2022. Interest and fees on loans were $142.0 million for the year ended December 31, 2023 , an increase of 25.7% from the $113.0 million for the year ended December 31, 2022. The net interest margin was 2.65% for the year ended December 31, 2023 as compared to 3.03% for the year ended December 31, 2022. Income on investment securities increased $1.1 million, or 8.5%, between the years ended December 31, 2023 and December 31, 2022. The average balances for fully taxable securities were lower for the year, with yield increasing by 29 basis points. The average balances for securities exempt from federal taxes were also lower for the year, with yield increasing by 23 basis points. Interest income from loans increased $29.0 million, or 25.7%, to $142.0 million for the year ended December 31, 2023 from $113.0 million for the year ended December 31, 2022. The loan portfolio yield increased 62 basis points in 2023, to 4.62%. Average loan balances increased by $246.7 million, a 8.7% increase over 2022 average balances. Within the loan portfolio, the three principal segments are residential real estate loans, consumer loans (primarily through the indirect automobile lending program) and commercial loans. The consumer loan portfolio grew by $46.5 million, or 4.4%, over the balance at December 31, 2022. The residential real estate loan portfolio increased $128.8 million, or 12.0% from the prior year. Commercial loans, including commercial real estate, increased $54.4 million, or 6.4%, over the balances at December 31, 2022. Total interest expense on interest-bearing liabilities increased $46.4 million to $57.7 million for the year ended December 31, 2023 from $11.3 million for the year ended December 31, 2022. II. PROVISION FOR CREDIT LOSSES AND ALLOWANCE FOR CREDIT LOSSES Arrow considers the accounting policy relating to the allowance for credit losses to be a critical accounting policy, given the uncertainty involved in evaluating the level of the allowance required to cover credit losses inherent in the loan portfolio, and the material effect that such judgments may have on the results of operations. The provision for credit losses for 2023 was $3.4 million, compared to the $4.8 million provision for 2022. The analysis of the method employed for determining the amount of the credit loss provision is explained in detail in Notes 2, Summary of Significant Accounting Policies, and 5, Loans, to the Consolidated Financial Statements. 35

SUMMARY OF THE ALLOWANCE AND PROVISION FOR CREDIT LOSSES (Dollars In Thousands) (Loans, Net of Unearned Income) Years-Ended December 31, 2023 2022 Period-End Loans $3,212,908 $2,983,207 Average Loans 3,074,261 2,827,518 Period-End Assets 4,169,868 3,969,509 Nonperforming Assets, at Period-End: Nonaccrual Loans: Commercial Loans 30 8 Commercial Real Estate 15,308 3,110 Consumer Loans 1,877 3,503 Residential Real Estate Loans 3,430 4,136 Total Nonaccrual Loans 20,645 10,757 Loans Past Due 90 or More Days and Still Accruing Interest 452 1,157 Restructured 54 69 Total Nonperforming Loans 21,151 11,983 Repossessed Assets 312 593 Other Real Estate Owned — — Total Nonperforming Assets 21,463 12,576 Allowance for Credit Losses: Balance at Beginning of Period $ 29,952 $ 27,281 Loans Charged-off: Commercial Loans — (34) Commercial Real Estate — — Consumer Loans (5,123) (4,079) Residential Real Estate Loans (54) (30) Total Loans Charged-off (5,177) (4,143) Recoveries of Loans Previously Charged-off: Commercial Loans — 43 Commercial Real Estate — — Consumer Loans 3,109 1,973 Residential Real Estate Loans — — Total Recoveries of Loans Previously Charged-off 3,109 2,016 Net Loans Charged-off (2,068) (2,127) Provision for Credit Losses Charged to Expense 3,381 4,798 Balance at End of Period $ 31,265 $ 29,952 Asset Quality Ratios: Net Charge-offs to Average Loans 0.07% 0.08 % Provision for Credit Losses to Average Loans 0.11% 0.17 % Allowance for Credit Losses to Period-end Loans 0.97% 1.00 % Allowance for Credit Losses to Nonperforming Loans 147.82% 249.95 % Nonperforming Loans to Period-end Loans 0.66% 0.40 % Nonperforming Assets to Period-end Assets 0.51% 0.32 % ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES (Dollars in Thousands) 2023 2022 Commercial Loans $ 1,958 $ 1,961 Commercial Real Estate 15,521 15,213 Consumer Loans 2,566 2,585 Residential Real Estate Loans 11,220 10,193 Total $ 31,265 $ 29,952 36

Arrow adopted CECL on January 1, 2021. The CECL approach requires an estimate of the credit losses expected over the life of a loan (or pool of loans). The allowance for credit losses is a valuation account that is deducted from, or added to, the loans’ amortized cost basis to reflect the net, lifetime amount expected to be collected on the loans. Loan losses are charged off against the allowance when Arrow believes a loan balance is confirmed to be uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged off and expected to be charged off. Management estimates the allowance using relevant available information from internal and external sources related to past events, current conditions, and a reasonable and supportable single economic forecast. Historical credit loss experience provides the basis for the estimation of expected credit losses. Arrow's historical loss experience was supplemented with peer information when there was insufficient loss data for Arrow. Peer selection was based on a review of institutions with comparable loss experience as well as loan yield, bank size, portfolio concentration and geography. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in credit concentrations, delinquency level, collateral values and underwriting standards as well as changes in economic conditions or other relevant factors. Management judgment is required at each point in the measurement process. Portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. Upon adoption of CECL, Management revised the manner in which loans were pooled for similar risk characteristics. Management developed portfolio segments for estimating loss based on type of borrower and collateral as follows: Commercial Loans Commercial Real Estate Loans Consumer Loans Residential Loans Further details related to loan portfolio segments are included in Note 5, Loans, to the Consolidated Financial Statements. Historical credit loss experience for both Arrow and segment-specific peers provides the basis for the estimation of expected credit losses. Arrow utilizes regression analyses of peer data, of which Arrow is included, where observed credit losses and selected economic factors are utilized to determine suitable loss drivers for modeling lifetime probability of default (PD) rates. Arrow uses the discounted cash flow (DCF) method to estimate expected credit losses for the commercial, commercial real estate, and residential segments. For each of these loan segments, Arrow generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, PD, and segment- specific loss given default (LGD) risk factors. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data and adjusted, if necessary, based on the reasonable and supportable forecast of economic conditions. For the loan segments utilizing the DCF method, (commercial, commercial real estate, and residential) Management utilizes externally developed economic forecast of the following economic factors as loss drivers: national unemployment, gross domestic product and home price index (HPI). The economic forecast is applied over a reasonable and supportable forecast period. Arrow utilizes a six quarter reasonable and supportable forecast period with an eight quarter reversion to the historic mean on a straight-line basis. The combination of adjustments for credit expectations (default and loss) and timing expectations (prepayment, curtailment, and time to recovery) produces an expected cash flow stream at the instrument level. Instrument effective yield is calculated, net of the impacts of prepayment assumptions, and the instrument expected cash flows are then discounted at that effective yield to produce an instrument-level net present value of expected cash flows (NPV). An allowance for credit loss is established for the difference between the instrument’s NPV and amortized cost basis. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: Management has a reasonable expectation at the reporting date that a debt restructuring will be executed with an individual borrower or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by Arrow. Arrow uses the vintage analysis method to estimate expected credit losses for the consumer loan segment. The vintage method was selected since the loans within the consumer loan segment are homogeneous, not just by risk characteristic, but by loan structure. Under the vintage analysis method, a loss rate is calculated based on the quarterly net charge-offs to the outstanding loan balance for each vintage year over the lookback period. Once this periodic loss rate is calculated for each quarter in the lookback period, the periodic rates are averaged into the loss rate. The loss rate is then applied to the outstanding loan balances based on the loan's vintage year. Arrow maintains, over the life of the loan, the loss curve by vintage year. If estimated losses computed by the vintage method need to be adjusted based on current conditions and the reasonable and supportable economic forecast, these adjustments would be incorporated over a six quarter reasonable and supportable forecast period, reverting to historical losses using a straight-line method over an eight quarter period. Based on current conditions, and the reasonable and supportable economic forecast, no adjustments are currently required. The vintage and DCF models also consider the need to qualitatively adjust expected loss estimates for information not already captured in the quantitative loss estimation process. Qualitative considerations include limitations inherent in the quantitative model; trends experienced in nonperforming and delinquent loans; changes in value of underlying collateral; changes in lending policies and procedures; nature and composition of loans; portfolio concentrations that may affect loss experience across one or more components or the portfolio; the experience, ability and depth of lending management and staff; Arrow's credit review system; and the effect of external factors such as competition, legal and regulatory requirements. These qualitative factor adjustments may increase or decrease Arrow's estimate of expected credit losses so that the allowance for credit loss is reflective of the estimate of lifetime losses that exist in the loan portfolio at the balance sheet date. 37

Arrow's allowance for credit losses was $31.3 million at December 31, 2023, which represented 0.97% of loans outstanding, a decrease from 1.00% at year-end 2022. See Note 5, Loans, to the Consolidated Financial Statements for the complete methodology used to calculate the provision for credit losses. III. NONINTEREST INCOME The majority of the noninterest income constitutes fee income from services, principally fees and commissions from fiduciary services, deposit account service charges, insurance commissions, net gains (losses) on securities transactions, net gains on sales of loans and other recurring fee income. ANALYSIS OF NONINTEREST INCOME (Dollars In Thousands) Years Ended December 31, Change From Prior Year 2022 to 2023 2021 to 2022 2023 2022 2021 Amount % Amount % Income from Fiduciary Activities $ 9,444 $ 9,711 $ 10,142 $ (267) (2.7) % $ (431) (4.2) % Fees for Other Services to Customers 10,798 11,626 11,462 (828) (7.1) % 164 1.4 % Insurance Commissions 6,498 6,463 6,487 35 0.5% (24) (0.4) % Net Gain (Loss) on Securities (92) 427 111 (519) (121.5) % 316 (284.7) % Net Gain on Sales of Loans 32 83 2,393 (51) (61.4) % (2,310) (96.5) % Other Operating Income 2,437 2,588 1,774 (151) (5.8) % 814 45.9 % Total Noninterest Income $ 29,117 $ 30,898 $ 32,369 $ (1,781) (5.8) % $ (1,471) (4.5) % 2023 Compared to 2022: Total noninterest income in 2023 was $29.1 million, a decrease of $1.8 million, or 5.8%, from total noninterest income of $30.9 million for 2022. Income from fiduciary activities decreased $267 thousand from 2022 to 2023. Assets under trust administration and investment management at December 31, 2023 were $1.76 billion, an increase of $157.1 million, or 9.8%, from the prior year-end balance of $1.61 billion. Fees for other services to customers were $10.8 million for 2023, a decrease of $828 thousand as compared to 2022. Insurance commissions were flat to the previous year. Net loss on securities in 2023, was $92 thousand as compared to a gain of $427 thousand in 2022. Net gains on the sales of loans in 2023 were $32 thousand. Sales decreased from previously highs in 2021 as a result of the strategic decision to retain more newly originated residential real estate loans. The rate at which mortgage loan originations may be sold in future periods will depend on various circumstances, including prevailing mortgage rates, other lending opportunities, capital and liquidity needs, and the availability of a market for such transactions. Therefore, Arrow is unable to predict what the retention rate of such loans in future periods may be. Servicing rights are generally retained for loans originated and sold, which also generates additional noninterest income in subsequent periods (fees for other services to customers). Other operating income decreased by $151 thousand, or 5.8% between the two years primarily due to a reduction in non- marketable securities partially offset by bank-owned life insurance proceeds. IV. NONINTEREST EXPENSE Noninterest expense is the measure of the delivery cost of services, products and business activities of a company. The key components of noninterest expense are presented in the following table. ANALYSIS OF NONINTEREST EXPENSE (Dollars In Thousands) Years Ended December 31, Change From Prior Year 2022 to 2023 2021 to 2022 2023 2022 2021 Amount % Amount % Salaries and Employee Benefits $ 47,667 $ 47,003 $ 44,798 $ 664 1.4% $ 2,205 4.9 % Occupancy Expenses, Net 6,554 6,202 5,814 352 5.7% 388 6.7 % Technology and Equipment Expense 17,608 16,118 14,870 1,490 9.2% 1,248 8.4 % FDIC Regular Assessment 2,050 1,176 1,042 874 74.3% 134 12.9 % Amortization of Intangible Assets 176 193 210 (17) (8.8) % (17) (8.1) % Other Operating Expense 18,993 10,838 11,314 8,155 75.2% (476) (4.2) % Total Noninterest Expense $ 93,048 $ 81,530 $ 78,048 $ 11,518 14.1% $ 3,482 4.5 % Efficiency Ratio 68.89% 54.26% 54.16% 14.63% 27.0% 0.10% 0.2% 2023 compared to 2022: Noninterest expenses for 2023 were $93.0 million, an increase of $11.5 million, or 14.1%, from 2022. For 2023, the efficiency ratio was 68.89%. This ratio, which is a commonly used non-GAAP financial measure in the banking industry, is a comparative measure of a financial institution's operating efficiency. The efficiency ratio (a ratio where lower is better), as defined by Arrow, is the ratio of operating noninterest expense (excluding intangible asset amortization) to net 38 interest income (on a tax-equivalent basis) plus operating noninterest income (excluding net securities gains or losses). See the discussion of the efficiency ratio in this Report under the heading “Use of Non-GAAP Financial Measures.” Salaries and employee benefits expense increased $0.7 million or 1.4%, from 2022. Included within salaries and benefits was a $606 thousand reclassification between salaries and employee benefits and other operating expenses. Under Accounting Standards Update ("ASU") 2017-07 (Compensation-Retirement Benefits), interest cost, expected return on plan assets, amortization of prior service cost and amortization of net loss are required to be reclassified out of salaries and employee benefits. The reclassification was $1.5 million in 2022. Salaries and benefits were also impacted by increased benefit costs and incentive payments. Technology expenses increased $1.5 million, or 9.2%, from 2022 due to the investment in upgrading the core banking system. The expense reflects the strategic focus on a strong technology foundation and paves the way for customer-facing enhancements and more efficient and improved internal operations. Other operating expense increased $8.2 million, or 75.2%, from 2022. The overall increase from the prior year was primarily related to $4.8 million of additional legal and professional fees incurred in 2023 associated with the delay in the filing of the 2022 Form 10-K, and the 2023 Q1 Form 10-Q for the quarter ended March 31, 2023. V. INCOME TAXES The following table sets forth the provision for income taxes and effective tax rates for the periods presented. INCOME TAXES AND EFFECTIVE RATES (Dollars In Thousands) Years Ended December 31, Change From Prior Year 2022 to 2023 2021 to 2022 2023 2022 2021 Amount % Amount % Provision for Income Taxes $ 7,445 $ 14,114 $ 14,547 $ (6,669) (47.3) % $ (433) (3.0) % Effective Tax Rate 19.8% 22.4% 22.6% (2.6) % (11.6) % (0.2) % (0.9) % The provisions for federal and state income taxes amounted to $7.4 million for 2023, $14.1 million for 2022, and $14.5 million for 2021. The effective income tax rates for 2023, 2022 and 2021 were 19.8%, 22.4% and 22.6%, respectively. The effective tax rate declined by 2.6% between 2023 and 2022 The reduction in the 2023 effective tax rate compared to the 2022 effective tax rate was the result of substantially similar permanent favorable tax benefits in each year while pre-tax income decreased in 2023. 39

C. FINANCIAL CONDITION I. INVESTMENT PORTFOLIO During 2023 and 2022, Arrow held no trading securities. The available-for-sale securities portfolio, held-to-maturity securities portfolio and the equity securities portfolio are further detailed below. The table below presents the changes in the period-end balances for available-for-sale, held-to-maturity and equity securities from December 31, 2022 to December 31, 2023 (in thousands): (Dollars in Thousands) Fair Value at Period-End Net Unrealized (Losses) Gains For Period Ended 12/31/2023 12/31/2022 Change 12/31/2023 12/31/2022 Change Securities Available-for-Sale: U.S. Treasury Securities $ 74,004 $ — $ 74,004 $ 243 $ — $ 243 U.S. Agency Securities 152,925 175,199 (22,274) (7,075) (14,801) $ 7,726 State and Municipal Obligations 280 340 (60) — — — Mortgage-Backed Securities 269,760 397,156 (127,396) (35,401) (50,599) 15,198 Corporate and Other Debt Securities 800 800 — (200) (200) — Total $ 497,769 $ 573,495 $ (75,726) $ (42,433) $ (65,600) $ 23,167 Securities Held-to-Maturity: State and Municipal Obligations $ 120,293 $ 160,470 $ (40,177) $ (2,157) $ (3,130) $ 973 Mortgage-Backed Securities 8,544 11,153 (2,609) (401) (611) 210 Total $ 128,837 $ 171,623 $ (42,786) $ (2,558) $ (3,741) $ 1,183 Equity Securities $ 1,925 $ 2,174 $ (249) $ — $ — $ — The 2023 decrease in the fair value and the related net unrealized (losses) gains on securities available-for-sale is primarily due to the balance sheet repositioning that Arrow executed in November 2023. The table below presents the weighted average yield for available-for-sale and held-to-maturity securities as of December 31, 2023 (in thousands). December 31, 2023 Within One Year After One But Within Five Years After Five But Within Ten Years After Ten Years Total Amount Yield Amount Yield Amount Yield Amount Yield Amount Yield Securities Available-for-Sale: U.S. Treasury Securities $ 48,844 5.3% $ 24,917 4.7% $ — — % $ — $ — $ 73,761 5.1 % U.S. Agency Securities $ 15,000 3.5% $ 145,000 1.8% $ — — % $ — — % 160,000 2.0 % State and Municipal Obligations — — % — — % 280 6.8% — % 280 6.8 % Mortgage-Backed Securities 2,546 2.3% 148,164 1.6% 154,451 1.7% — — % 305,161 1.7 % Corporate and Other Debt Securities — — % — % 1,000 8.4% — — % 1,000 8.4 % Total $ 66,390 4.8% $ 318,081 2.0% $ 155,731 1.7% $ — — % $ 540,202 2.2 % Securities Held-to-Maturity: State and Municipal Obligations $ 47,565 2.9% $ 72,609 2.5% $ 2,247 3.7% $ 29 6.7% $ 122,450 2.7 % Mortgage-Backed Securities — — % 8,945 2.5% — — % — — % 8,945 2.5 % Total $ 47,565 2.9% $ 81,554 2.5% $ 2,247 3.7% $ 29 6.7% $ 131,395 2.7 % For the years above, Arrow held no investment securities in the securities portfolio that consisted of or included, directly or indirectly, obligations of foreign governments or government agencies of foreign issuers. In the periods referenced above, mortgage-backed securities consisted solely of mortgage pass-through securities and collateralized mortgage obligations (CMOs) issued or guaranteed by U.S. federal agencies or by government-sponsored enterprises (GSEs). Mortgage pass-through securities provide to the investor monthly portions of principal and interest pursuant to the contractual obligations of the underlying mortgages. CMOs are pools of mortgage-backed securities, the repayments on 40 which have generally been separated into two or more components (tranches), where each tranche has a separate estimated life and yield. Arrow's practice has been to purchase pass-through securities and CMOs that are issued or guaranteed by U.S. federal agencies or GSEs, and the tranches of CMOs purchased are generally those having shorter average lives and/or durations. Lower market interest rates and/or payment deferrals on underlying loans that make up mortgage-backed security collateral may impact cashflows. In the periods referenced above, U.S. Government & Agency Obligations consisted solely of agency bonds issued by GSEs. These securities generally pay fixed semi-annual coupons with principle payments at maturity. For some, callable options are included that may impact the timing of these principal payments. Arrow's practice has been to purchase Agency securities that are issued or guaranteed by GSEs with limited embedded optionality (call features). Final maturities are generally less than 5 years. The yields on obligations of states and municipalities exempt from federal taxation were computed on a tax-equivalent basis. The yields on other debt securities shown in the table above are calculated by dividing annual interest, including accretion of discounts and amortization of premiums, by the amortized cost of the securities at December 31, 2023. Arrow evaluates available-for-sale debt securities in unrealized loss positions at each measurement date to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or non-credit related factors. Any impairment that is not credit related is recognized in other comprehensive income, net of applicable taxes. Credit-related impairment is recognized within the allowance for credit losses on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings via credit loss expense. Arrow determined that at December 31, 2023, gross unrealized losses, $42.4 million, were primarily attributable to changes in interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. In 2023, the rising interest rate environment resulted in an increase in unrealized losses versus the comparable prior period. Arrow does not intend to sell, nor is it more likely than not that Arrow will be required to sell any securities before recovery of its amortized cost basis, which may be at maturity. Arrow carried no allowance for credit loss at December 31, 2023 and there was no credit loss expense recognized by Arrow with respect to the securities portfolio during the year ended December 31, 2023. At December 31, 2023 and 2022, the weighted average maturity was 3.4 and 4.2 years, respectively, for debt securities in the available-for-sale portfolio. For further information regarding the portfolio of securities available-for-sale, see Note 4, Investment Securities, to the Consolidated Financial Statements. Securities Held-to-Maturity: The following table sets forth the carrying value of the portfolio of securities held-to-maturity at December 31 of each of the last two years. SECURITIES HELD-TO-MATURITY (Dollars In Thousands) December 31, 2023 2022 State and Municipal Obligations $ 122,450 $ 163,600 Mortgage Backed Securities - Residential 8,945 11,764 Total $ 131,395 $ 175,364 Arrow's held-to-maturity debt securities are comprised of GSEs and state and municipal obligations. GSE securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as “risk free,” and have a long history of zero credit loss. Arrow performs an analysis of the credit worthiness of municipal obligations to determine if a security is of investment grade. The analysis may include, but may not solely rely upon credit analysis conducted by external credit rating agencies. Arrow determined that the expected credit loss on its held to maturity debt portfolio was immaterial and, therefore, no allowance for credit loss was recorded as of December 31, 2023. At December 31, 2023 and 2022, the weighted average maturity was 1.5 and 1.9 years, respectively, for the debt securities in the held-to-maturity portfolio. For additional information regarding the fair value of the portfolio of securities held-to-maturity at December 31, 2023, see Note 4, Investment Securities, to the Consolidated Financial Statements. 41

EQUITY SECURITIES (Dollars In Thousands) The following table is the schedule of Equity Securities at December 31 of each of the last two years. Equity Securities December 31, 2023 2022 Equity Securities, at Fair Value $ 1,925 $ 2,174 II. LOAN PORTFOLIO The amounts and respective percentages of loans outstanding represented by each principal category on the dates indicated were as follows: a. Types of Loans (Dollars In Thousands) December 31, 2023 2022 Amount % Amount % Commercial $ 156,224 5% $ 140,293 5 % Commercial Real Estate 745,487 23% 707,022 24 % Consumer 1,111,667 34% 1,065,135 36 % Residential Real Estate 1,199,530 37% 1,070,757 36 % Total Loans 3,212,908 100% 2,983,207 100 %Allowance for Credit Losses (31,265) (29,952) Total Loans, Net $ 3,181,643 $ 2,953,255 Commercial and Commercial Real Estate Loans: Commercial and commercial real estate loans in the loan portfolio were extended to businesses or borrowers primarily located in Arrow's regional markets. There are no commercial real estate loans in major metropolitan areas. In addition, only approximately 2% of the loan portfolio are comprised of office related property. Retail loans were approximately 3% of the loan portfolio and hotels and motels were approximately 4% of the portfolio. Overall, Arrow has minimal exposure to highly sensitive areas that currently have elevated office and retail vacancy rates. A portion of the loans in the commercial portfolio have variable rates tied to market indices, such as Prime, SOFR or FHLBNY. Consumer Loans: At December 31, 2023, consumer loans (primarily automobile loans originated through dealerships located in New York and Vermont) continue to be a significant component of Arrow's business, comprising approximately one third of the total loan portfolio. For credit quality purposes, Arrow assigns potential automobile loan customers into one of four tiers, ranging from lower to higher quality in terms of anticipated credit risk. Arrow's experienced lending staff not only utilizes credit evaluation software tools but also reviews and evaluates each loan individually prior to the loan being funded. Arrow believes that this disciplined approach to evaluating risk has contributed to maintaining the strong credit quality in this portfolio. Residential Real Estate Loans: Demand for residential real estate has continued to remain strong even with elevated interest rates. Arrow has historically sold portions of these originations in the secondary market. Sales were minimal in 2023 and 2022 as the result of the strategic decision to grow the residential loan portfolio. The rate at which mortgage loan originations may be sold in future periods will depend on a variety of factors, including demand for residential mortgages in our operating markets, market conditions for mortgage sales and strategic balance sheet and interest-rate risk management decisions. The following table indicates the changing mix in the loan portfolio by including the quarterly average balances for the significant loan segments for the past five quarters. The remaining quarter-by-quarter tables present the percentage of total loans represented by each category and the annualized yield of each category. 42

LOAN PORTFOLIO Quarterly Average Loan Balances (Dollars In Thousands) Quarters Ended 12/31/2023 9/30/2023 6/30/2023 3/31/2023 12/31/2022 Commercial $ 151,947 $ 147,585 $ 135,370 $ 135,670 $ 141,419 Commercial Real Estate 738,305 727,060 722,753 710,719 674,420 Consumer 1,108,660 1,094,994 1,081,838 1,070,314 1,065,467 Residential Real Estate 1,171,350 1,126,601 1,096,449 1,075,225 1,070,241 Total Loans $ 3,170,262 $ 3,096,240 $ 3,036,410 $ 2,991,928 $ 2,951,547 Percentage of Total Quarterly Average Loans Quarters Ended 12/31/2023 9/30/2023 6/30/2023 3/31/2023 12/31/2022 Commercial 4.8% 4.8% 4.5% 4.5% 4.8 % Commercial Real Estate 23.3% 23.5% 23.8% 23.8% 22.8 % Consumer 35.0% 35.4% 35.6% 35.8% 36.1 % Residential Real Estate 36.9% 36.3% 36.1% 35.9% 36.3 % Total Loans 100.0% 100.0% 100.0% 100.0% 100.0 % Quarterly Yield on Loans Quarters Ended 12/31/2023 9/30/2023 6/30/2023 3/31/2023 12/31/2022 Commercial 5.38% 4.89% 4.53% 4.28% 4.18 % Commercial Real Estate 4.88% 5.19% 5.09% 4.73% 4.57 % Consumer 5.11% 4.83% 4.61% 4.26% 4.02 % Residential Real Estate 4.52% 4.26% 4.17% 4.10% 3.80 % Total Loans - QTD Average 4.86% 4.70% 4.57% 4.32% 4.13 % The average yield on the loan portfolio increased from 4.13% for the fourth quarter of 2022 to 4.86% for the fourth quarter of 2023. The current raising rate environment prevailed for much of 2023, which impacted new loan yields for both fixed and variable rate loans. The following table indicates the respective maturities and interest rate structure of commercial loans and commercial real estate construction loans at December 31, 2023. For purposes of determining relevant maturities, loans are assumed to mature at (but not before) their scheduled repayment dates as required by contractual terms. Demand loans and overdrafts are included in the “Within 1 Year” maturity category. Most of the commercial construction loans are made with a commitment for permanent financing, whether extended by us or unrelated third parties. The maturity distribution below reflects the final maturity of the permanent financing. 43

b. Maturities and Sensitivities of Loans to Changes in Interest Rates (Dollars in Thousands) The table below shows the maturity of loans outstanding as of December 31, 2023. Also provided are the amounts due after one year, classified according to fixed interest rates and variable interest rates (in thousands): December 31, 2023 Within One Year After One But Within Five Years After Five But Within 15 Years After 15 Years Total Commercial $ 39,757 $ 81,237 $ 35,125 $ 105 $ 156,224 Commercial Real Estate 169,210 257,646 311,898 6,732 745,486 Consumer 10,306 589,113 511,782 467 1,111,668 Residential Real Estate 128,460 68,407 319,743 682,920 1,199,530 Total $ 347,733 $ 996,403 $ 1,178,548 $ 690,224 $ 3,212,908 After One But Within Five Years After Five But Within 15 Years After 15 Years Total Loans maturing with: Fixed Interest Rates $ 696,189 $ 890,485 $ 687,056 $ 2,273,730 Variable Interest Rates 300,214 288,063 3,168 591,445 Total $ 996,403 $ 1,178,548 $ 690,224 $ 2,865,175 COMMITMENTS AND LINES OF CREDIT Stand-by letters of credit represent extensions of credit granted in the normal course of business, which are not reflected in the financial statements at a given date because the commitments are not funded at that time. As of December 31, 2023, the total contingent liability for standby letters of credit amounted to $3.8 million. In addition to these instruments, there are lines of credit to customers, including home equity lines of credit, commitments for residential and commercial construction loans and other personal and commercial lines of credit, which also may be unfunded or only partially funded from time-to-time. Commercial lines, generally issued for a period of one year, are usually extended to provide for the working capital requirements of the borrower. At December 31, 2023, outstanding unfunded loan commitments in the aggregate amount were approximately $444.3 million compared to $424.2 million at December 31, 2022. c. Risk Elements 1. Nonaccrual, Past Due and Restructured Loans The amounts of nonaccrual, past due and restructured loans at year-end for each of the past two years are presented in the table on page 35 under the heading "Summary of the Allowance and Provision for Credit Losses." Loans are placed on nonaccrual status either due to the delinquency status of principal and/or interest or a judgment by Management that the full repayment of principal and interest is unlikely. Unless already placed on nonaccrual status, loans secured by home equity lines of credit are put on nonaccrual status when 120 days past due and residential real estate loans are put on nonaccrual status when 150 days past due. Commercial and commercial real estate loans are evaluated on a loan-by- loan basis and are placed on nonaccrual status when 90 days past due if the full collection of principal and interest is uncertain. Under the Uniform Retail Credit Classification and Account Management Policy established by banking regulators, fixed-maturity consumer loans not secured by real estate must generally be charged-off no later than when 120 days past due. Loans secured with non-real estate collateral in the process of collection are charged-down to the value of the collateral, less cost to sell. Arrow had no material commitments to lend additional funds on outstanding nonaccrual loans at December 31, 2023. Loans past due 90 days or more and still accruing interest are those loans which were contractually past due 90 days or more but because of expected repayments, were still accruing interest. The balance of loans 30-89 days past due and still accruing interest totaled $24.3 million at December 31, 2023 and represented 0.76% of loans outstanding at that date, as compared to approximately $20.4 million, or 0.68% of loans outstanding at December 31, 2022. These non-current loans at December 31, 2023 were composed of approximately $19.1 million of consumer loans (principally indirect automobile loans), $4.2 million of residential real estate loans and $1.0 million of commercial and commercial real estate loans. The method for measuring all other loans is described in detail in Note 2, Summary of Significant Accounting Policies, and Note 5, Loans, to the Consolidated Financial Statements. Note 5, Loans, to the Consolidated Financial Statements contains detailed information on modified loans and impaired loans. 44

2. Potential Problem Loans On at least a quarterly basis, the internal credit quality rating is re-evaluated for commercial loans that are either past due or fully performing but exhibit certain characteristics that could reflect potential weaknesses. Loans are placed on nonaccrual status when the likely amount of future principal and interest payments are expected to be less than the contractual amounts, even if such loans are not past due. Periodically, Arrow reviews the loan portfolio for evidence of potential problem loans. Potential problem loans are loans that are currently performing in accordance with contractual terms, but where known information about possible credit problems of the borrower may jeopardize loan repayment and result in a non-performing loan. In the credit monitoring program, Arrow treats loans that are classified as substandard but continue to accrue interest as potential problem loans. At December 31, 2023, Arrow identified 45 commercial loans totaling $46.8 million as potential problem loans. At December 31, 2022, Arrow identified 52 commercial loans totaling $41.7 million as potential problem loans. For these loans, although positive factors such as payment history, value of supporting collateral, and/or personal or government guarantees led Arrow to conclude that accounting for them as non-performing at year-end was not warranted, other factors, specifically, certain risk factors related to the loan or the borrower justified concerns that they may become nonperforming at some point in the future. 3. Foreign Outstandings - None 4. Loan Concentrations The loan portfolio is well diversified. There are no concentrations of credit that exceed 10% of the portfolio, other than the general categories reported in the preceding Section C.II.a. of this Item 7, beginning on page 42. For further discussion, see Note 1, Risks and Uncertainties, to the Consolidated Financial Statements. 5. Other Real Estate Owned and Repossessed Assets Other real estate owned ("OREO") primarily consists of real property acquired in foreclosure. When held, OREO is carried at fair value less estimated cost to sell. Arrow establishes allowances for OREO losses, which are determined and monitored on a property-by-property basis and reflect the ongoing estimate of the property's estimated fair value less costs to sell. All Repossessed Assets for each of the years in the table below consist of motor vehicles. Distribution of OREO and Repossessed Assets (Dollars In Thousands) December 31, 2023 2022 2021 Other Real Estate Owned — — — Repossessed Assets 312 593 126 Total OREO and Repossessed Assets $ 312 $ 593 $ 126 The following table summarizes changes in the net carrying amount of OREO and the number of properties for each of the periods presented. At December 31, 2022, Arrow had no OREO. Schedule of Changes in OREO (Dollars In Thousands) 2023 2022 2021 Balance at Beginning of Year $ — $ — $ — Properties Acquired Through Foreclosure 182 — 99 Gain of Sale of OREO properties — — — Subsequent Write-downs to Fair Value 5 — (19) Sales (187) — (80) Balance at End of Year $ — $ — $ — Number of Properties, Beginning of Year — — — Properties Acquired During the Year 1 — 1 Properties Sold During the Year (1) — (1) Number of Properties, End of Year — — — III. SUMMARY OF CREDIT LOSS EXPERIENCE The information required in this section is presented in the discussion of the "Provision for Credit Losses and Allowance for Credit Losses" in Part II Item 7, Section B.II. beginning on page 35 of this Report, including: • Charge-offs and Recoveries by loan type • Factors that led to the amount of the Provision for Credit Losses • Allocation of the Allowance for Credit Losses by loan type The percent of loans in each loan category is presented in the table of loan types in the preceding section on page 42 of this Report. 45

IV. DEPOSITS The following table sets forth the average balances of and average rates paid on deposits for the periods indicated. AVERAGE DEPOSIT BALANCES (Dollars In Thousands) Years Ended 12/31/2023 12/31/2022 12/31/2021 Average Balance Rate Average Balance Rate Average Balance Rate Demand Deposits $ 772,889 — % $ 815,218 — % $ 767,671 — % Interest-Bearing Checking Accounts 855,931 0.43% 1,038,751 0.09% 926,875 0.08 % Savings Deposits 1,498,749 2.29% 1,549,278 0.51% 1,496,906 0.13 % Time Deposits of $250,000 or More 137,974 3.60% 55,690 0.66% 87,033 0.30 % Other Time Deposits 241,218 2.95% 132,541 0.46% 141,677 0.45 % Total Deposits $ 3,506,761 1.43% $ 3,591,478 0.27% $ 3,420,162 0.10 % Average total deposit balances decreased by $84.7 million, or 2.4% in 2023. The change in composition of deposits was primarily the result of pressure from competitive rate pricing and the migration from low to higher costing products. Arrow used reciprocal deposits for a select group of municipalities to reduce the amount of investment securities required to be pledged as collateral for municipal deposits where municipal deposits in excess of the FDIC insurance coverage limits were transferred to other participating banks, divided into portions so as to qualify such transferred deposits for FDIC insurance coverage at each transferee bank. In return, reciprocal amounts are transferred to Arrow in equal amounts of deposits from the participant banks. The balances of reciprocal deposits were $600.3 million and $520.6 million at December 31, 2023 and 2022, respectively. The following tables presents the quarterly average balance by deposit type for each of the most recent five quarters. DEPOSIT PORTFOLIO Quarterly Average Deposit Balances (Dollars In Thousands) Quarters Ended 12/31/2023 9/30/2023 6/30/2023 3/31/2023 12/31/2022 Demand Deposits $ 757,739 $ 779,037 $ 756,584 $ 798,576 $ 787,157 Interest-Bearing Checking Accounts 801,923 795,627 863,892 964,735 1,082,267 Savings Deposits 1,509,946 1,505,916 1,504,412 1,474,251 1,548,293 Time Deposits of $250,000 or More 169,854 152,738 133,897 94,415 65,897 Other Time Deposits 354,487 257,710 201,926 148,302 131,331 Total Deposits $ 3,593,949 $ 3,491,028 $ 3,460,711 $ 3,480,279 $ 3,614,945 Quarters Ended 12/31/2023 9/30/2023 6/30/2023 3/31/2023 12/31/2022 Non-Municipal Deposits $ 2,693,191 $ 2,629,532 $ 2,528,871 $ 2,567,132 $ 2,668,704 Municipal Deposits 900,758 861,496 931,840 913,147 946,241 Total Deposits $ 3,593,949 $ 3,491,028 $ 3,460,711 $ 3,480,279 $ 3,614,945 The above tables provide information on trends in the balance and mix of the deposit portfolio by presenting, for each of the last five quarters, the quarterly average balances by deposit type. Time deposits over $250,000 and other time deposits have increased significantly for the last five quarters with the migration from lower to higher costing products. In general, there is a seasonal pattern to municipal deposits which dip to a low point in August each year. Account balances tend to increase throughout the fall and into early winter from tax deposits, flatten out after the beginning of the ensuing calendar year, and increase again at the end of March from the electronic deposit of NYS Aid payments to school districts. 46

The total quarterly average balances as a percentage of total deposits are illustrated in the table below. Percentage of Total Quarterly Average Deposits Quarters Ended 12/31/2023 9/30/2023 6/30/2023 3/31/2023 12/31/2022 Demand Deposits 21.1% 22.3% 21.9% 22.9% 21.8 % Interest-Bearing Checking Accounts 22.3% 22.8% 25.0% 27.7% 29.9 % Savings Deposits 42.0% 43.1% 43.4% 42.4% 42.9 % Time Deposits of $250,000 or More 4.7% 4.4% 3.9% 2.7% 1.8 % Other Time Deposits 9.9% 7.4% 5.8% 4.3% 3.6 % Total Deposits 100.0% 100.0% 100.0% 100.0% 100.0 % The total quarterly interest cost of deposits, by type of deposit and in total, for each of the most recent five quarters is set forth in the table below: Quarterly Cost of Deposits Quarters Ended 12/31/2023 9/30/2023 6/30/2023 3/31/2023 12/31/2022 Demand Deposits — % — % — % — % — % Interest-Bearing Checking Accounts 0.65% 0.58% 0.38% 0.16% 0.13 % Savings Deposits 2.76% 2.56% 2.27% 1.54% 1.05 % Time Deposits of $250,000 or More 4.22% 3.81% 3.35% 2.47% 1.36 % Other Time Deposits 3.81% 3.16% 2.38% 1.30% 0.71 % Total Deposits 1.88% 1.64% 1.35% 0.82% 0.54 % The cost of deposits increased throughout 2023. The Federal Funds rate is anticipated to decrease in 2024, the timing and magnitude of the reductions are unknown. Arrow believes it is well positioned for a variety of rate environments. The maturities of time deposits of $250,000 or more at December 31, 2023 are presented below. (Dollars In Thousands) Maturing in: Under Three Months $ 46,591 Three to Twelve Months 127,498 2025 4,706 2026 506 2027 — 2028 — Later — Total $ 179,301 V. SHORT-TERM BORROWINGS (Dollars in Thousands) 12/31/2023 12/31/2022 12/31/2021 Overnight Advances from the FHLBNY, Federal Funds Purchased and Securities Sold Under Agreements to Repurchase: Balance at December 31 $ 20,000 $ 27,000 $ — Maximum Month-End Balance 112,000 27,000 15,798 Average Balance During the Year 39,659 2,124 4,768 Average Rate During the Year 5.25% 4.34% 0.06 % Rate at December 31 5.64% 4.61 % N/A D. LIQUIDITY The objective of effective liquidity management is to ensure that Arrow has the ability to raise cash when needed at a reasonable cost. This includes the capability of meeting expected and unexpected obligations to Arrow's customers at any time. Given the uncertain nature of customer demands and the need to maximize earnings, Arrow must have available reasonably priced sources of funds, both on- and off-balance sheet, that can be accessed quickly in times of need. Arrow’s liquidity position should provide the Company with the necessary flexibility to address any unexpected near-term disruptions such as reduced cash flows from the investment and loan portfolio, unexpected deposit runoff, or increased loan originations. Arrow's primary sources of available liquidity are overnight investments in federal funds sold, interest bearing bank balances at the Federal Reserve Bank of New York, and cash flow from investment securities and loans. Certain investment securities are categorized as available-for-sale at time of purchase based on their marketability and collateral value, as well as their yield and maturity. The securities available-for-sale portfolio was $497.8 million at year-end 2023, a decrease of $75.7 million from the 47 year-end 2022 level. Due to the potential for volatility in market values, Arrow may not always be able to sell securities on short notice at their carrying value, even to provide needed liquidity. Arrow also held interest-bearing cash balances at December 31, 2023 of $105.8 million compared to $32.8 million at December 31, 2022. In addition to liquidity from cash, short-term investments, investment securities and loans, Arrow has supplemented available operating liquidity with additional off-balance sheet sources such as a federal funds lines of credit with correspondent banks and credit lines with the FHLBNY. The federal funds lines of credit are with two correspondent banks totaling $52 million which were not drawn on in 2023. To support the borrowing relationship with the FHLBNY, Arrow has pledged collateral, including residential mortgage, home equity and commercial real estate loans. At December 31, 2023, Arrow had outstanding collateralized obligations with the FHLBNY of $27 million; as of that date, the unused borrowing capacity at the FHLBNY was approximately $550 million. Brokered deposits have also been identified as an available source of funding accessible in a relatively short time period. At December 31, 2023, there were $175 million in brokered CD deposits. In addition, Arrow's two bank subsidiaries have each established a borrowing facility with the Federal Reserve Bank of New York, pledging certain consumer loans as collateral for potential "discount window" advances, which are maintained for contingency liquidity purposes. At December 31, 2023, the amount available under this facility was approximately $739 million in the aggregate, and there were no advances then outstanding. Arrow performs regular liquidity stress tests and tests of the contingent liquidity plan to ensure that an adequate amount of available funds can be generated to meet a wide variety of potential liquidity events. Additionally, Arrow continually monitors levels and composition of uninsured deposits. Arrow measures and monitors basic liquidity as a ratio of liquid assets to total short-term liabilities, both with and without the availability of borrowing arrangements. Based on the level of overnight investments, available liquidity from the investment securities portfolio, cash flows from the loan portfolio, the stable core deposit base and the significant borrowing capacity, Arrow believes that the available liquidity is sufficient to meet all reasonably likely events or occurrences. At December 31, 2023, Arrow's primary liquidity ratio was 9.5% of total assets, well in excess of the internal policy limit of 5%. Total primary liquidity was $394.4 million, comprised of unencumbered cash and securities. Arrow did not experience any liquidity constraints in 2023 and did not experience any such constraints in recent prior years. Arrow has not at any time during such period been forced to pay above-market rates to obtain retail deposits or other funds from any source. E. CAPITAL RESOURCES AND DIVIDENDS Important Regulatory Capital Standards: Dodd-Frank, enacted in 2010, directed U.S. bank regulators to promulgate revised bank organization capital standards, which were required to be at least as strict as the regulatory capital standards for banks then in effect. The Capital Rules under Dodd-Frank were adopted by the Federal bank regulatory agencies in 2013 and became effective for Arrow and its subsidiary banks on January 1, 2015. These Capital Rules are summarized in an earlier section of this Report, "Regulatory Capital Standards," beginning on page 7. The table below sets forth the various capital ratios achieved by Arrow and its subsidiary banks, Glens Falls National and Saratoga National, as of December 31, 2023, as determined under the bank regulatory capital standards in effect on that date, as well as the minimum levels for such capital ratios that bank holding companies and banks are required to maintain under the Capital Rules (not including the "capital conservation buffer"). As demonstrated in the table, all of Arrow's and the banks' capital ratios at year-end were well in excess of the minimum required levels for such ratios, as established by the regulators. (See Item 1, Section C, under "Regulatory Capital Standards" and Item 8, Note 19 in the Notes to Consolidated Financial Statements, for information regarding the "capital conservation buffer.") In addition, on December 31, 2023, Arrow and each of the banks qualified as "well-capitalized", the highest capital classification category under the revised capital classification scheme recently established by the federal bank regulators, that was in effect on that date. Capital Ratios: Arrow GFNB SNB Minimum Required Ratio Tier 1 Leverage Ratio 9.8% 9.2% 9.6% 4.0% Common Equity Tier 1 Capital Ratio 13.0% 13.2% 12.5% 4.5% Tier 1 Risk-Based Capital Ratio 13.7% 13.2% 12.5% 6.0% Total Risk-Based Capital Ratio 14.7% 14.3% 13.7% 8.0% Federal bank regulators introduced an optional simplified measure of capital adequacy for qualifying community banking organizations (CBLR). A qualifying community banking organization that opts into the CBLR framework and meets all the requirements under the CBLR framework will be considered to have met the well-capitalized ratio requirements under the “prompt corrective action” regulations and will not be required to report or calculate risk-based capital ratios. The CBLR final rule became effective as of January 1, 2020, and Arrow and both subsidiary banks have opted out of utilizing the CBLR framework. Therefore, the Capital Rules promulgated under Dodd-Frank will remain applicable to Arrow and both subsidiary banks. Stockholders' Equity at Year-end 2023: Total stockholders' equity was $379.8 million at December 31, 2023, an increase of $26.2 million, or 7.4%, from December 31, 2022. The net increase in total stockholders' equity during 2023 principally reflected 48 the following factors: (i) $30.1 million of net income for the year, (ii) other comprehensive income of $16.2 million, (iii) $1.0 million of equity related to various stock-based compensation plans and (iv) $0.5 million of equity resulting from the dividend reinvestment plan, reduced by (v) cash dividends of $18.0 million and (vi) repurchases of common stock of $3.6 million. Trust Preferred Securities: In each of 2003 and 2004, Arrow issued $10 million of trust preferred securities (TRUPs) in a private placement. Under the Federal Reserve Board's regulatory capital rules then in effect, TRUPs proceeds typically qualified as Tier 1 capital for bank holding companies such as Arrow, but only in amounts up to 25% of Tier 1 capital, net of goodwill less any associated deferred tax liability. Under the Dodd-Frank Act, any trust preferred securities that Arrow might issue on or after the grandfathering date set forth in Dodd-Frank (May 19, 2010) would not qualify as Tier 1 capital under bank regulatory capital guidelines. For Arrow, TRUPs outstanding prior to the grandfathering cutoff date set forth in Dodd-Frank (May 19, 2010) would continue to qualify as Tier 1 capital until maturity or redemption, subject to limitations. Thus, Arrow's outstanding TRUPs continue to qualify as Tier 1 regulatory capital, subject to such limitations. In the first quarter of 2020, Arrow entered into interest rate swap agreements to synthetically fix the variable rate interest payments associated with $20 million in outstanding subordinated trust securities. The effective fixed rate is 3.43% until maturity. These agreements are designated as cash flow hedges. Dividends: The source of funds for the payment by Arrow of cash dividends to shareholders consists primarily of dividends declared and paid to it by its bank subsidiaries. In addition to legal and regulatory limitations on payments of dividends by Arrow (i.e., the need to maintain adequate regulatory capital), there are also legal and regulatory limitations applicable to the payment of dividends by the bank subsidiaries to Arrow. As of December 31, 2023, under the statutory limitations in national banking law, the maximum amount that could have been paid by the bank subsidiaries to Arrow, without special regulatory approval, was approximately $73.6 million The ability of Arrow and its banks to pay dividends in the future is and will continue to be influenced by regulatory policies, capital guidelines and applicable laws. See Part II, Item 5, "Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" for a recent history of its cash dividend payments. Stock Repurchase Program: On October 25, 2023, the Board expanded its existing stock repurchase program by $5 million, bringing the total availability under the repurchase program to $9.1 million, and removed the expiration date previously incorporated into the existing repurchase program. The stock repurchase program allows Arrow to repurchase shares of its common stock in open-market or negotiated transactions. Arrow resumed repurchasing its shares in the fourth quarter of 2023. At December 31, 2023, Arrow had repurchased approximately $2.8 million (114 thousand shares) under the referenced repurchase program. From time to time, Arrow may establish a written trading plan in accordance with Rule 10b5-1 of the Exchange Act, pursuant to which it may repurchase shares of its common stock. Additional repurchases may be made by Arrow, at times and in amounts as it deems appropriate, and may be made through open market transactions in compliance with Rule 10b-18 of the Exchange Act, subject to market conditions, applicable legal requirements, and other factors In addition, a de minimis portion of Arrow's Common Stock was purchased during 2023 other than through its repurchase program, i.e., repurchases of Arrow shares on the market utilizing funds accumulated under Arrow's Dividend Reinvestment Plan and the surrender or deemed surrender of Arrow stock to Arrow in connection with employees' stock-for-stock exercises of compensatory stock options to buy Arrow stock. F. OFF-BALANCE SHEET ARRANGEMENTS In the normal course of operations, Arrow may engage in a variety of financial transactions or arrangements, including derivative transactions or arrangements, that in accordance with GAAP are not recorded in the financial statements, or are recorded in amounts that differ from the notional amounts. These transactions or arrangements involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions or arrangements may be used by Arrow or Arrow's customers for general corporate purposes, such as managing credit, interest rate, or liquidity risk or to optimize capital, or may be used by Arrow or Arrow's customers to manage funding needs. Arrow entered into interest rate swap agreements with its commercial customers to provide them with a long-term fixed rate, while simultaneously entering into offsetting interest rate swap agreements with a counterparty to swap the fixed rate to a variable rate to manage interest rate exposure. These interest rate swap agreements are not designated as a hedge for accounting purposes. As the interest rate swap agreements have substantially equivalent and offsetting terms, they do not present any material exposure to Arrow's consolidated statements of income. Arrow records its interest rate swap agreements at fair value and is presented on a gross basis within other assets and other liabilities on the consolidated balance sheets. Changes in the fair value of assets and liabilities arising from these derivatives are included, net, in other income in the consolidated statement of income. In addition, Arrow entered into two pay-fixed portfolio layer method fair value swaps, designated as hedging instruments, with a total notional amount of $250 million and $50 million, respectively, in the third quarter of 2023. Arrow is designating the fair value swaps under the portfolio layer method ("PLM"). Under PLM, the hedged items are designated as hedged layers of a closed portfolio of financial loans that are anticipated to remain outstanding for the designated hedged period. Adjustments will be made to record the swaps at fair value on the Consolidated Balance Sheets, with changes in fair value recognized in interest income. The carrying value of the fair value swaps on the Consolidated Balance Sheets will also be adjusted through interest income, based on changes in fair value attributable to changes in the hedged risk. In the fourth quarter of 2023, Arrow entered into two interest rate swaps, designated as hedging instruments, to add stability to interest expense and to manage its exposure to the variability of the future cash flows attributable to the contractually specified 49 interest rates. The notional amounts were $100 million and $75 million, respectively. Arrow entered into pay-fixed interest rate swaps to convert rolling 90 days brokered deposits. In addition, Arrow has entered into interest rate swaps to synthetically fix the variable rate interest payments associated with $20 million in outstanding subordinated trust securities. These agreements are designated as cash flow hedges. For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income ("AOCI") and subsequently reclassified into interest expense in the same period during which the hedge transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on Arrow's Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts borrowings. G. CONTRACTUAL OBLIGATIONS (Dollars In Thousands) Payments Due by Period Contractual Obligation Total Less Than 1 Year 1-3 Years 3-5 Years More Than 5 Years Long-Term Debt Obligations: Federal Home Loan Bank Advances 1 $ 26,500 $ 24,250 $ 2,250 $ — $ — Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts 2 20,000 — — — 20,000 Operating Lease Obligations 3 6,180 731 1,304 1,056 3,089 Finance Lease Obligations 3 8,312 249 531 536 6,996 Obligations under Retirement Plans 4 45,611 5,053 9,330 9,243 21,985 Total $ 106,603 $ 30,283 $ 13,415 $ 10,835 $ 52,070 1 See Note 10, Debt, to the Consolidated Financial Statements for additional information on Federal Home Loan Bank Advances, including call provisions. 2 See Note 10, Debt, to the Consolidated Financial Statements for additional information on Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts (trust preferred securities). 3 See Note 18, Leases, to the Consolidated Financial Statements for additional information on Operating Lease Obligations. 4 See Note 13, Retirement Benefit Plans, to the Consolidated Financial Statements for additional information on Retirement Benefit Plans. H. RECENTLY ISSUED ACCOUNTING STANDARDS The following accounting standard has been issued and becomes effective for Arrow at a future date: In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. On January 7, 2021, the FASB issued ASU 2021-01, which refines the scope of ASC 848 and clarifies some of its guidance. The ASU and related amendments provide temporary optional expedients and exceptions to the existing guidance for applying GAAP to affected contract modifications and hedge accounting relationships in the transition away from the LIBOR or other interbank offered rate on financial reporting. The guidance also allows a one-time election to sell and/or reclassify to AFS or trading HTM debt securities that reference an interest rate affected by reference rate reform. The amendments in this ASU are effective March 12, 2020 through December 31, 2022 and permit relief solely for reference rate reform actions and different elections over the effective date for legacy and new activity. In December 2022, FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848)" which deferred the sunset date of Topic 848 to December 31, 2024, to allow for a transition period after the sunset of LIBOR. Arrow does not expect it will have a material impact on the consolidated financial statements. I. FOURTH QUARTER RESULTS Arrow reported net income of $7.7 million for the fourth quarter of 2023, a decrease of $4.4 million, or 36.1%, from the net income of $12.1 million reported for the fourth quarter of 2022. Diluted earnings per common share for the fourth quarter of 2023 were $0.46, down from $0.71 during the fourth quarter of 2022. The net change in earnings between the two quarters was primarily due to the following: (a) a $5.0 million decrease in net interest income, (b) a $2.4 million increase in noninterest expense offset by (c) a $319 thousand increase in noninterest income, (d) a $884 thousand decrease in the provision for credit losses, and (e) a $1.8 million decrease in the provision for income taxes. The principal factors contributing to these quarter-to- quarter changes are included in the discussion of the year-to-year changes in net income set forth elsewhere in this Item 7, specifically, in Section B, "Results of Operations," above, as well as in Arrow's Current Report on Form 8-K, as filed with the SEC on February 1, 2024, incorporating by reference Arrow's earnings release for the year ended December 31, 2023. 50

SELECTED FOURTH QUARTER FINANCIAL INFORMATION (Dollars In Thousands, Except Per Share Amounts) For the Quarters Ended December 31, 2023 2022 Interest and Dividend Income $ 44,324 $ 35,904 Interest Expense 18,711 5,325 Net Interest Income 25,613 30,579 Provision for Credit Losses 525 1,409 Net Interest Income after Provision for Credit Losses 25,088 29,170 Noninterest Income 7,484 7,165 Noninterest Expense 23,190 20,792 Income Before Provision for Income Taxes 9,382 15,543 Provision for Income Taxes 1,659 3,456 Net Income $ 7,723 $ 12,087 SHARE AND PER SHARE DATA: Weighted Average Number of Shares Outstanding: Basic 17,002 17,031 Diluted 17,004 17,087 Basic Earnings Per Common Share $ 0.46 $ 0.70 Diluted Earnings Per Common Share 0.46 $ 0.71 Cash Dividends Per Common Share 0.270 0.262 AVERAGE BALANCES: Assets $ 4,159,313 $ 4,074,028 Earning Assets 4,019,432 3,940,905 Loans 3,170,262 2,951,547 Deposits 3,593,949 3,614,945 Stockholders’ Equity 363,753 351,402 SELECTED RATIOS (Annualized): Return on Average Assets 0.74% 1.18 % Return on Average Equity 8.42% 13.65 % Net Interest Margin 2.53% 3.08 % Net Charge-offs to Average Loans 0.05% 0.09 % Provision for Credit Losses to Average Loans 0.07% 0.19% 51

SUMMARY OF QUARTERLY FINANCIAL DATA (Unaudited) The following quarterly financial information for 2023 and 2022 is unaudited, but, in the opinion of Management, fairly presents the results of Arrow. SELECTED QUARTERLY FINANCIAL DATA (Dollars In Thousands, Except Per Share Amounts) 2023 First Quarter Second Quarter Third Quarter Fourth Quarter Total Interest and Dividend Income $ 36,110 $ 40,013 $ 42,117 $ 44,324 Net Interest Income 28,094 25,772 25,353 25,613 Provision for Credit Losses 1,554 948 354 525 Net (Loss) Gain on Securities (104) (181) 71 122 Income Before Provision for Income Taxes 10,921 7,647 9,570 9,382 Net Income 8,562 6,047 7,743 7,723 Basic Earnings Per Common Share 0.50 0.35 0.46 0.46 Diluted Earnings Per Common Share 0.50 0.35 0.46 0.46 2022 First Quarter Second Quarter Third Quarter Fourth Quarter Total Interest and Dividend Income $ 28,947 $ 30,593 $ 34,207 $ 35,904 Net Interest Income 27,825 29,038 30,901 30,579 Provision for Loan Losses 769 905 1,715 1,409 Net Gain on Securities 130 154 95 48 Income Before Provision for Income Taxes 16,273 15,532 15,565 15,543 Net Income 12,575 11,974 12,163 12,087 Basic Earnings Per Common Share 0.74 0.70 0.72 0.70 Diluted Earnings Per Common Share 0.74 0.70 0.71 0.71 52

Item 7A. Quantitative and Qualitative Disclosures About Market Risk In addition to credit risk in the loan portfolio and liquidity risk, discussed earlier, Arrow's business activities also generate market risk. Market risk is the possibility that changes in future market rates (interest rates) or prices (market value of financial instruments) will make Arrow's position (i.e., assets and operations) less valuable. Arrow's primary market risk is interest rate volatility. The ongoing monitoring and management of interest rate risk is an important component of the asset/liability management process, which is governed by policies that are reviewed and approved annually by the Board of Directors. The Board of Directors delegates responsibility for carrying out asset/liability oversight and control to management's Asset/Liability Committee (ALCO). In this capacity ALCO develops guidelines and strategies impacting the asset/liability profile based upon estimated market risk sensitivity, policy limits and overall market interest rate levels and trends. Changes in market interest rates, whether increases or decreases, can trigger repricing and changes in the pace of payments for both assets and liabilities (prepayment risk). This may individually or in combination affect net interest income, net interest margin, and ultimately net income, either positively or negatively. ALCO utilizes the results of a detailed and dynamic simulation model to quantify this interest rate risk by projecting net interest income in various interest rate scenarios. Arrow's standard simulation model applies a parallel shift in interest rates, ramped over a 12-month period, to capture the impact of changing interest rates on net interest income. The results are compared to ALCO policy limits which specify a maximum tolerance level for net interest income exposure over a one-year horizon, assuming no balance sheet growth and a 200 basis point upward and a 100 basis point downward shift in interest rates. Additional tools to monitor potential longer-term interest rate risk, including periodic stress testing involving hypothetical sudden and significant interest rate spikes, are also evaluated. The following table summarizes the percentage change in net interest income as compared to the base scenario, which assumes no change in market interest rates as generated from the standard simulation model. The results are presented for each of the first two years of the simulation period for the 200 basis point increase in interest rate scenario and the 100 basis point decrease in interest rate scenario. These results are well within the ALCO policy limits as shown: As of December 31, 2023: Change in Interest Rate + 200 basis points - 100 basis points Calculated change in Net Interest Income - Year 1 (4.2)% 1.3% Calculated change in Net Interest Income - Year 2 15.2% 13.5% The balance sheet shows an inverse relationship between changes in prevailing rates and Arrow's net interest income in the near term, suggesting that liabilities and sources of funds generally reprice more quickly than earning assets. However, when net interest income is simulated over a longer time frame, the balance sheet shows a relatively neutral profile with long-term asset sensitivity, as asset yields continue to reprice while the cost of funding reaches assumed ceilings or floors. The hypothetical estimates underlying the sensitivity analysis are based upon numerous assumptions, including: the nature and timing of changes in interest rates including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and others. While assumptions are developed based upon current economic and local market conditions, Arrow cannot make any assurance as to the predictive nature of these assumptions including how customer preferences or competitor influences might change. Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will differ due to: prepayment/ refinancing levels likely deviating from those assumed, the varying impact of interest rate changes on caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, unanticipated shifts in the yield curve and other internal/external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in responding to or anticipating changes in interest rates. Item 8. Financial Statements and Supplementary Data The following audited Consolidated Financial Statements and unaudited supplementary data are submitted herewith: Reports of Independent Registered Public Accounting Firm Consolidated Balance Sheets as of December 31, 2023 and 2022 Consolidated Statements of Income for the Years Ended December 31, 2023, 2022 and 2021 Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023, 2022 and 2021 Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2023, 2022 and 2021 Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021 Notes to Consolidated Financial Statements 53

Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors Arrow Financial Corporation: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Arrow Financial Corporation and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2024 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Allowance for Credit Losses - Loans evaluated on a collective basis As discussed in Notes 2 and 5 to the consolidated financial statements, the Company’s allowance for credit losses totaled $31 million as of December 31, 2023. The collective ACL on loans includes the measure of expected credit losses on a collective (pooled) basis for loan portfolio segments that share similar risk characteristics. The Company estimates the collective ACL on loans using relevant available information, from internal and external sources, related to past events, current conditions, and a single reasonable and supportable forecast. For all loan portfolio segments other than consumer, the Company uses a discounted cash flow methodology where the respective quantitative allowance for each segment is measured by comparing the net present value of expected cash flows projected using a probability of default (PD) and loss given default (LGD) modeling methodology to the amortized cost. The Company uses regression models to develop the PD and LGD, which are derived from historical credit loss experience for both the Company and segment-specific selected peers, that incorporate external economic forecasts for the economic factors over the reasonable and supportable forecast period. After the reasonable and supportable forecast period, the Company reverts to long-term mean economic factors over a reversion period on a straight-line basis. Cash flows over the contractual term of the loans are the basis for modeled cash flows, adjusted for modeled defaults and expected prepayments and discounted at the effective interest rate. For the consumer loan segment the Company uses a vintage analysis model where the quantitative allowance for the loan segment is measured by applying the loss rate to the loan outstanding balance based on the loan’s vintage year. The loss rate is calculated based on the quarterly net charge-offs to outstanding loan balance for each vintage year over the lookback period. If estimated losses computed by the vintage method need to be adjusted based on current conditions and the reasonable and supportable economic forecast, these adjustments would be incorporated over a six quarter reasonable and supportable forecast period, reverting to historical losses using a straight-line method over an 54 eight quarter period. For all loan portfolio segments, the Company applies additional qualitative adjustments, including the effects of limitations inherent in the quantitative models, so that the collective ACL is reflective of the estimate of lifetime losses that exist in the loan portfolio at the balance sheet date. We identified the assessment of the collective ACL on loans as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the collective ACL on loans due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the collective ACL on loans methodology, including the methods and models used to estimate (1) the PD and LGD and their significant assumptions including portfolio segmentation, the reasonable and supportable forecast period, the composition of the peer group and the period from which historical Company and peer experience was used, (2) the vintage model and the significant assumptions including portfolio segmentation, the length of the lookback period, and the need to adjust the estimated losses based on current conditions, (3) the expected prepayments assumption, and (4) the qualitative adjustments and their significant assumptions, including the effects of limitations inherent in the quantitative models. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD and Vintage models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the collective ACL on loans estimate, including controls over the: • development of the collective ACL on loans methodology • development of the PD and LGD and Vintage models • performance monitoring of the PD and LGD and Vintage models • identification and determination of the expected prepayments assumption and the significant assumptions used in the PD and LGD and Vintage models • development of the qualitative adjustments, including the significant assumptions used in the measurement of the qualitative adjustments • analysis of the collective ACL on loans results, trends, and ratios We evaluated the Company’s process to develop the collective ACL on loans estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. We evaluated whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company’s business environment and relevant industry practices. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in: • evaluating the Company’s collective ACL on loans methodology for compliance with U.S. generally accepted accounting principles • evaluating judgements made by the Company relative to the development and performance monitoring of the PD and LGD and Vintage models, by comparing them to relevant Company-specific metrics and trends, including macroeconomic trends, and the applicable industry and regulatory practices • assessing the conceptual soundness and performance testing of the PD and LGD and Vintage models, by inspecting the model documentation to determine whether the models are suitable for their intended use • evaluating the expected prepayments assumption by comparing to relevant Company-specific metrics and trends and the applicable industry and regulatory practices • evaluating for all loans portfolio segments other than consumer, the length of the period from which historical Company and peer experience was used and the reasonable and supportable forecast period by comparing them to specific portfolio risk characteristics and trends • evaluating for the consumer segment the length of the lookback period, and the need to adjust the estimated losses based on current conditions by comparing to the Company’s business environment and relevant industry practices • assessing the composition of the peer group by comparing to Company and specific portfolio risk characteristics • evaluating the methodology used to develop the qualitative adjustments and the effect of those adjustments on the collective ACL on loans compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative models We also assessed the sufficiency of the audit evidence obtained related to the collective ACL on loans by evaluating the: • cumulative results of the audit procedures • qualitative aspects of the Company’s accounting practices • potential bias in the accounting estimate /s/ KPMG LLP We have served as the Company’s auditor since 1990. Albany, New York March 11, 2024 55

Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors Arrow Financial Corporation: Opinion on Internal Control Over Financial Reporting We have audited Arrow Financial Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 11, 2024 expressed an unqualified opinion on those consolidated financial statements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Two material weaknesses related to the following have been identified and included in management’s assessment: The Company did not maintain effective monitoring controls related to 1) Internal Audit’s testing of management’s internal control over financial reporting, 2) the completeness and accuracy of information presented to the Audit Committee by Internal Audit, and 3) the related Audit Committee oversight over Internal Audit’s testing of management’s internal control over financial reporting. Additionally, with regard to the Company’s conversion of its core banking information technology system, the Company did not effectively perform risk assessment procedures to identify the impact of the conversion on their internal control over financial reporting.The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Albany, New York March 11, 2024 56

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Dollars In Thousands, Except Share and Per Share Amounts) December 31, 2023 December 31, 2022 ASSETS Cash and Due From Banks $ 36,755 $ 31,886 Interest-Bearing Deposits at Banks 105,781 32,774 Investment Securities: Available-for-Sale 497,769 573,495 Held-to-Maturity (Approximate Fair Value of $128,837 at December 31, 2023, and $171,623 at December 31, 2022) 131,395 175,364 Equity Securities 1,925 2,174 Other Investments 5,049 6,064 Loans 3,212,908 2,983,207 Allowance for Credit Losses (31,265) (29,952) Net Loans 3,181,643 2,953,255 Premises and Equipment, Net 59,642 56,491 Goodwill 21,873 21,873 Other Intangible Assets, Net 1,110 1,500 Other Assets 126,926 114,633 Total Assets $ 4,169,868 $ 3,969,509 LIABILITIES Noninterest-Bearing Deposits $ 758,425 $ 836,871 Interest-Bearing Checking Accounts 799,785 997,694 Savings Deposits 1,466,280 1,454,364 Time Deposits over $250,000 179,301 76,224 Other Time Deposits 483,775 133,211 Total Deposits 3,687,566 3,498,364 Borrowings 26,500 54,800 Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts 20,000 20,000 Finance Leases 5,066 5,119 Other Liabilities 50,964 37,688 Total Liabilities 3,790,096 3,615,971 STOCKHOLDERS’ EQUITY Preferred Stock, $1 Par Value, 1,000,000 Shares Authorized — — Common Stock, $1 Par Value; 30,000,000 Shares Authorized (22,066,559 Shares Issued at December 31, 2023, and 21,423,992 Shares Issued at December 31, 2022) 22,067 21,424 Additional Paid-in Capital 412,551 400,270 Retained Earnings 65,792 65,401 Accumulated Other Comprehensive Loss (33,416) (49,655) Treasury Stock, at Cost (5,124,073 Shares at December 31, 2023, and 4,872,355 Shares at December 31, 2022) (87,222) (83,902) Total Stockholders’ Equity 379,772 353,538 Total Liabilities and Stockholders’ Equity $ 4,169,868 $ 3,969,509 See Notes to Consolidated Financial Statements. 57

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (Dollars In Thousands, Except Per Share Amounts) Years Ended December 31, 2023 2022 2021 INTEREST AND DIVIDEND INCOME Interest and Fees on Loans $ 142,016 $ 112,982 $ 104,985 Interest on Deposits at Banks 5,831 3,100 565 Interest and Dividends on Investment Securities: Fully Taxable 11,764 10,357 6,487 Exempt from Federal Taxes 2,953 3,212 3,513 Total Interest and Dividend Income 162,564 129,651 115,550 INTEREST EXPENSE Interest-Bearing Checking Accounts 3,663 973 731 Savings Deposits 34,343 7,879 1,904 Time Deposits over $250,000 4,966 369 261 Other Time Deposits 7,127 604 632 Borrowings 6,756 605 786 Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts 686 685 686 Interest on Financing Leases 191 193 195 Total Interest Expense 57,732 11,308 5,195 NET INTEREST INCOME 104,832 118,343 110,355 Provision for Credit Losses 3,381 4,798 272 NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES 101,451 113,545 110,083 NONINTEREST INCOME Income From Fiduciary Activities 9,444 9,711 10,142 Fees for Other Services to Customers 10,798 11,626 11,462 Insurance Commissions 6,498 6,463 6,487 Net (Loss) Gain on Securities (92) 427 111 Net Gain on Sales of Loans 32 83 2,393 Other Operating Income 2,437 2,588 1,774 Total Noninterest Income 29,117 30,898 32,369 NONINTEREST EXPENSE Salaries and Employee Benefits 47,667 47,003 44,798 Occupancy Expenses, Net 6,554 6,202 5,814 Technology and Equipment Expense 17,608 16,118 14,870 FDIC Assessments 2,050 1,176 1,042 Other Operating Expense 19,169 11,031 11,524 Total Noninterest Expense 93,048 81,530 78,048 INCOME BEFORE PROVISION FOR INCOME TAXES 37,520 62,913 64,404 Provision for Income Taxes 7,445 14,114 14,547 NET INCOME $ 30,075 $ 48,799 $ 49,857 Average Shares Outstanding: Basic 17,037 17,008 16,994 Diluted 17,037 17,059 17,052 Per Common Share: Basic Earnings $ 1.77 $ 2.86 $ 2.93 Diluted Earnings 1.77 2.86 2.92 Share and Per Share Amounts have been restated for the September 26, 2023 3% stock dividend. See Notes to Consolidated Financial Statements. 58

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Dollars In Thousands) Years Ended December 31, 2023 2022 2021 Net Income $ 30,075 $ 48,799 $ 49,857 Other Comprehensive (Loss) Income, Net of Tax: Unrealized Net Securities Holding Gains Arising During the Year 10,441 (48,227) (6,413) Reclassification Adjustment for Net Securities Losses Realized During the Year 6,752 — — Net Unrealized (Loss) Gain on Cash Flow Hedge Agreements (2,900) 2,582 929 Reclassification of Net Unrealized Loss (Gain) on Cash Flow Hedge Agreements 557 152 (94) Net Retirement Plan Gain (Loss) 1,747 (5,147) 6,500 Net Retirement Plan Prior Service Cost (391) — — Settlement Cost — 428 — Amortization of Net Retirement Plan Actuarial Loss (119) 41 68 Amortization of Net Retirement Plan Prior Service Cost 152 169 173 Other Comprehensive Income (Loss) 16,239 (50,002) 1,163 Comprehensive Income (Loss) $ 46,314 $ (1,203) $ 51,020 See Notes to Consolidated Financial Statements. 59

Balance at December 31, 2020 $ 20,194 $ 353,662 $ 41,899 $ (816) $ (80,547) $ 334,392 Cumulative impact of adoption of ASU 2016-13 — — 120 — — 120 Balance at January 1, 2021 as adjusted for impact of adoption of ASU 2016-13 20,194 353,662 42,019 (816) (80,547) 334,512 Net Income — — 49,857 — — 49,857 Other Comprehensive Income — — — 1,163 — 1,163 3% Stock Dividend (605,670 Shares) 606 20,896 (21,502) — — — Cash Dividends Paid, $0.96 per Share1 — — (16,296) — — (16,296) Shares Issued for Stock Option Exercises, net (54,757 Shares) — 1,016 — — 489 1,505 Shares Issued Under the Directors' Stock Plan (11,051 Shares) — 278 — — 98 376 Shares Issued Under the Employee Stock Purchase Plan (14,903 Shares) — 350 — — 131 481 Shares Issued for Dividend Reinvestment Plans (51,403 Shares) — 1,380 — — 456 1,836 Stock-Based Compensation Expense — 414 — — — 414 Purchase of Treasury Stock (73,555 Shares) — — — — (2,662) (2,662) Balance at December 31, 2021 $ 20,800 377,996 54,078 347 (82,035) 371,186 Balance at December 31, 2021 $ 20,800 $ 377,996 $ 54,078 $ 347 $ (82,035) $ 371,186 Net Income — — 48,799 — — 48,799 Other Comprehensive Loss — — — (50,002) — (50,002) 3% Stock Dividend (623,848 Shares) 624 19,408 (20,032) — — — Cash Dividends Paid, $1.03 per Share1 — — (17,444) — — (17,444) Shares Issued for Stock Option Exercises, net (28,052 Shares) — 384 — — 247 631 Shares Issued Under the Directors' Stock Plan (12,933 Shares) — 295 — — 113 408 Shares Issued Under the Employee Stock Purchase Plan (15,207 Shares) — 344 — — 133 477 Shares Issued for Dividend Reinvestment Plans (57,745 Shares) — 1,392 — — 512 1,904 Stock-Based Compensation Expense — 451 — — — 451 Purchase of Treasury Stock (84,132 Shares) — — — — (2,872) (2,872) Balance at December 31, 2022 $ 21,424 $ 400,270 $ 65,401 $ (49,655) $ (83,902) $ 353,538 ARROW FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Dollars In Thousands, Except Share and Per Share Amounts) Common Stock Additional Paid-In Capital Retained Earnings Accumu- lated Other Compre- hensive (Loss) Income Treasury Stock Total 60

Balance at December 31, 2022 $ 21,424 $ 400,270 $ 65,401 $ (49,655) $ (83,902) $ 353,538 Net Income — — 30,075 — — 30,075 Other Comprehensive Income — — — 16,239 — 16,239 3% Stock Dividend (642,567 Shares)2 643 11,058 (11,701) — — — Cash Dividends Paid, $1.06 per Share1 — — (17,983) — — (17,983) Shares Issued for Stock Option Exercises, net (4,564 Shares) — 58 — — 38 96 Shares Issued Under the Directors' Stock Plan (9,186 Shares) — 143 — — 75 218 Shares Issued Under the Employee Stock Purchase Plan (3,872 Shares) — 87 — — 33 120 Shares Issued for Dividend Reinvestment Plans (17,753 Shares) — 330 — — 142 472 Stock-Based Compensation Expense — 605 — — — 605 Purchase of Treasury Stock (140,965 Shares) — — — — (3,608) (3,608) Balance at December 31, 2023 $ 22,067 $ 412,551 $ 65,792 $ (33,416) $ (87,222) $ 379,772 ARROW FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Dollars In Thousands, Except Share and Per Share Amounts) Common Stock Additional Paid-In Capital Retained Earnings Accumu- lated Other Compre- hensive (Loss) Income Treasury Stock Total 1 Cash dividends paid per share have been adjusted for the September 26, 2023 3% stock dividend. 2 Included in the shares issued for the 3% stock dividend in 2023 were treasury shares of 146,128. See Notes to Consolidated Financial Statements. 61

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in Thousands) December 31, Cash Flows from Operating Activities: 2023 2022 2021 Net Income $ 30,075 $ 48,799 $ 49,857 Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: Provision for Credit Losses 3,381 4,798 272 Depreciation and Amortization 6,718 7,548 7,826 Loss on the Sale of Securities Available-for-Sale 9,097 — — Net Gain on Equity Securities (9,005) (427) (111) Loans Originated and Held-for-Sale 491 (799) (48,720) Proceeds from the Sale of Loans Held-for-Sale 32 1,380 61,044 Net Gains on the Sale of Loans (32) (83) (2,393) Net Gains on the Sale or Write-down of Premises and Equipment, Other Real Estate Owned and Repossessed Assets 187 167 277 Contributions to Pension & Postretirement Plans (681) (741) (622) Deferred Income Tax Expense (Benefit) 1,799 (1,252) 945 Shares Issued Under the Directors’ Stock Plan 218 408 376 Stock-Based Compensation Expense 605 451 414 Tax Benefit from Exercise of Stock Options 11 34 69 Effect of Swap Agreements (2,365) — — Net Increase in Other Assets (29,220) (1,427) (5,065) Net Increase in Other Liabilities 9,269 857 4,037 Net Cash Provided By Operating Activities 20,580 59,713 68,206 Cash Flows from Investing Activities: Proceeds from the Sale of Equity Securities 9,254 — — Proceeds from the Sale of Securities Available-for-Sale 100,739 — — Proceeds from the Maturities and Calls of Securities Available-for-Sale 70,415 104,120 118,330 Purchases of Securities Available-for-Sale (73,623) (184,785) (323,372) Proceeds from the Maturities and Calls of Securities Held-to-Maturity 51,724 32,068 30,561 Purchases of Securities Held-to-Maturity (8,209) (11,459) (9,377) Net Increase in Loans (228,899) (319,547) (85,123) Proceeds from the Sales of Premises and Equipment, Other Real Estate Owned and Repossessed Assets 2,707 1,475 1,547 Purchase of Premises and Equipment (7,081) (14,250) (7,137) Net Decrease (Increase) in Federal Home Loan Bank Stock 1,015 (684) (31) Purchase of Bank Owned Life Insurance (692) — — Net Cash Used In Investing Activities (82,650) (393,062) (274,602) Cash Flows from Financing Activities: Net Increase (Decrease) in Deposits 189,202 (52,133) 315,771 Other Borrowings - Advances 256,500 27,000 — Other Borrowings - Paydowns (284,800) (17,200) (17,486) Finance Lease Payments (53) (50) (48) Purchase of Treasury Stock (3,608) (2,872) (2,662) Shares Issued for Stock Option Exercises, net 96 631 1,505 Shares Issued Under the Employee Stock Purchase Plan 120 477 481 Shares Issued for Dividend Reinvestment Plans 472 1,904 1,836 Cash Dividends Paid (17,983) (17,444) (16,296) Net Cash Provided (Used) By Financing Activities 139,946 (59,687) 283,101 Net Increase (Decrease) in Cash and Cash Equivalents 77,876 (393,036) 76,705 Cash and Cash Equivalents at Beginning of Year 64,660 457,696 380,991 Cash and Cash Equivalents at End of Year $ 142,536 $ 64,660 $ 457,696 Supplemental Disclosures to Statements of Cash Flow Information: Interest on Deposits and Borrowings $ 51,828 $ 5,752 $ 5,373 Income Taxes 6,644 13,018 14,760 Non-cash Investing and Financing Activity: Transfer of Loans to Other Real Estate Owned and Repossessed Assets 2,488 1,656 1,358 See Notes to Consolidated Financial Statements. 62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Note 1: RISKS AND UNCERTAINTIES Nature of Operations - Arrow Financial Corporation, a New York corporation, was incorporated on March 21, 1983 and is registered as a bank holding company within the meaning of the Bank Holding Company Act of 1956. The banking subsidiaries are Glens Falls National Bank and Trust Company (Glens Falls National or GFNB) whose main office is located in Glens Falls, New York, and Saratoga National Bank and Trust Company (Saratoga National or SNB) whose main office is located in Saratoga Springs, New York. The two banks provide a full range of services to individuals and small to mid-size businesses in northeastern New York State from Albany, the State's capitol, to the Canadian border. Both banks have wealth management departments which provide investment management and administrative services. An active subsidiary of Glens Falls National is Upstate Agency LLC, offering insurance services including property, and casualty insurance, group health insurance and individual life insurance products. North Country Investment Advisers, Inc., a registered investment adviser that provides investment advice to our proprietary mutual fund, and Arrow Properties, Inc., a real estate investment trust, or REIT, are subsidiaries of Glens Falls National. Arrow also owns directly two subsidiary business trusts, organized in 2003 and 2004 to issue trust preferred securities (TRUPs), which are still outstanding. Concentrations of Credit - With the exception of some indirect auto lending, Arrow's loans are primarily with borrowers in upstate New York. Although the loan portfolios of the subsidiary banks are well diversified, tourism has a substantial impact on the northeastern New York economy. The commitments to extend credit are fairly consistent with the distribution of loans presented in Note 5, "Loans," generally have the same credit risk and are subject to normal credit policies. Generally, the loans are secured by assets and are expected to be repaid from cash flow or the sale of selected assets of the borrowers. Arrow evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Arrow upon extension of credit, is based upon Management's credit evaluation of the counterparty. The nature of the collateral varies with the type of loan and may include: residential real estate, cash and securities, inventory, accounts receivable, property, plant and equipment, income producing commercial properties and automobiles. Liquidity - The objective of effective liquidity management is to ensure that Arrow has the ability to raise cash when needed at a reasonable cost. This includes the capability of meeting expected and unexpected obligations to Arrow's customers at any time. Given the uncertain nature of customer demands and the need to maximize earnings, Arrow must have available reasonably priced sources of funds, both on- and off-balance sheet, that can be accessed quickly in times of need. Arrow’s liquidity position should provide the Company with the necessary flexibility to address any unexpected near-term disruptions such as reduced cash flows from the investment and loan portfolio, unexpected deposit runoff, or increased loan originations. Arrow's primary sources of available liquidity are overnight investments in federal funds sold, interest bearing bank balances at the Federal Reserve Bank of New York, and cash flow from investment securities and loans. Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Principles of Consolidation - The financial statements of Arrow and its wholly owned subsidiaries are consolidated and all material inter-company transactions have been eliminated. In the “Parent Company Only” financial statements in Note 21, the investment in wholly owned subsidiaries is carried under the equity method of accounting. When necessary, prior years’ Consolidated Financial Statements have been reclassified to conform to the current-year financial statement presentation. Arrow determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity under GAAP. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. Arrow consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, variable interest entities (VIE) are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when Arrow has both the power and ability to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Arrow's wholly owned subsidiaries Arrow Capital Statutory Trust II and Arrow Capital Statutory Trust III are VIEs for which Arrow is not the primary beneficiary. Accordingly, the accounts of these entities are not included in Arrow's Consolidated Financial Statements. Segment Reporting - Arrow operations are primarily in the community banking industry, which constitutes Arrow’s only segment for financial reporting purposes. Arrow provides other services, such as trust administration, retirement plan administration, advice to the Company's proprietary mutual funds and insurance products, but these services do not rise to the quantitative thresholds for separate disclosure. Arrow operates primarily in the northeastern region of New York State in Warren, Washington, Saratoga, Essex, Clinton, Rensselaer, Albany, and Schenectady counties and surrounding areas. Cash and Cash Equivalents - Cash and cash equivalents include the following items: cash at branches, due from bank balances, cash items in the process of collection, interest-bearing bank balances and federal funds sold. 63

Securities - Management determines the appropriate classification of securities at the time of purchase. Securities reported as held-to-maturity are those debt securities which Arrow has both the positive intent and ability to hold to maturity and are stated at amortized cost. Securities available-for-sale are reported at fair value, with unrealized gains and losses reported in accumulated other comprehensive income or loss, net of taxes. Equity securities with readily determinable fair values are stated at fair value with realized and unrealized gains and losses reported in income. Arrow performs a qualitative assessment to determine whether investments are impaired. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the interest method. Dividend and interest income are recognized when earned. Realized gains and losses on securities sold are derived using the specific identification method for determining the cost of securities sold. Allowance for Credit Losses – Held to Maturity (HTM) Debt Securities - Arrow's HTM debt securities are also required to utilize the CECL approach to estimate expected credit losses. Management measures expected credit losses on HTM debt securities on a collective basis by major security types that share similar risk characteristics, such as financial asset type and collateral type adjusted for current conditions and reasonable and supportable forecasts. Management classifies the HTM portfolio into the following major security types: U.S. government agency or U.S. government sponsored mortgage-backed and collateralized mortgage obligations securities, and state and municipal debt securities. The mortgage-backed and collateralized mortgage obligations HTM securities are issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government as to timely repayment of principal and interest, are highly rated by major rating agencies, and have a long history of no credit losses. Therefore, Arrow did not record a credit loss for these securities. State and municipal bonds carry an investment grade from an accredited ratings agency, primarily with an investment grade rating. In addition, Arrow has a limited amount of New York state local municipal bonds that are not rated. The estimate of expected credit losses on the HTM portfolio is based on the expected cash flows of each individual CUSIP over its contractual life and utilized a municipal loss forecast model for determining PD and LGD rates. Management may exercise discretion to make adjustments based on environmental factors. A calculated expected credit loss for individual securities was determined using the PD and LGD rates. Arrow determined that the expected credit loss on its municipal bond portfolio was de minimis, and therefore, an allowance for credit losses was not recorded. Allowance for Credit Losses – Available for Sale (AFS) Debt Securities - The impairment model for AFS debt securities differs from the CECL approach utilized by HTM debt securities since AFS debt securities are measured at fair value rather than amortized cost. For AFS debt securities in an unrealized loss position, the Bank first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, in making this assessment, Management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, adverse conditions specifically related to the security, failure of the issuer of the debt security to make scheduled interest or principal payments, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. The cash flows are estimated using information relevant to the collectability of the security, including information about past events, current conditions and reasonable and supportable forecasts. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Investments in Federal Reserve Bank and Federal Home Loan Bank (“FHLB”) stock are required for membership in those organizations and are carried at cost since there is no market value available. The FHLB New York continues to pay dividends and repurchase stock. As such, the Company has not recognized any impairment on its holdings of Federal Reserve Bank and FHLB stock. Loans - Loans are reported at their principal outstanding balance, net of deferred fees and costs, and unearned income. Arrow has the intent and ability to hold to maturity. Interest income on loans is accrued and credited to income based upon the principal amount outstanding. Loan fees and costs directly associated with loan originations are deferred and amortized/ accreted as an adjustment to yield over the lives of the loans originated. From time-to-time, Arrow has sold (most with servicing retained) residential real estate loans at or shortly after origination. Any gain or loss on the sale of loans, along with the value of the servicing right, is recognized at the time of sale as the difference between the recorded basis in the loan and net proceeds from the sale. Loans held for sale are recorded at the lower of cost or fair value on an aggregate basis. Loans are placed on nonaccrual status either due to the delinquency status of principal and/or interest or a judgment by management that the full repayment of principal and interest is unlikely. Unless already placed on nonaccrual status, loans secured by home equity lines of credit are put on nonaccrual status when 120 days past due; residential real estate loans when 150 days past due; commercial and commercial real estate loans are evaluated on a loan-by-loan basis and are placed on nonaccrual status when 90 days past due if the full collection of principal and interest is uncertain; all other loans are to be moved to nonaccrual status upon the earliest occurrence of repossession, bankruptcy, delinquency of 90 days or more unless the loan is secured and in the process of collection with no loss anticipated or when full collection of principal and interest is in doubt. The balance of any accrued interest deemed uncollectible at the date the loan is placed on nonaccrual status is reversed, generally against interest income. A loan is returned to accrual status at the later of the date when the past due status of the loan falls below the threshold for nonaccrual status or Management deems that it is likely that the borrower will repay all interest 64 and principal. For payments received while the loan is on nonaccrual status, Arrow may recognize interest income on a cash basis if the repayment of the remaining principal and accrued interest is deemed likely. Allowance for Credit Losses – Loans - CECL - ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL) approach requires an estimate of the credit losses expected over the life of a loan (or pool of loans). It replaces the incurred loss approach’s threshold that required the recognition of a credit loss when it was probable that a loss event was incurred. The allowance for credit losses is a valuation account that is deducted from, or added to, the loans’ amortized cost basis to present the net, lifetime amount expected to be collected on the loans. Credit losses are charged off against the allowance when Management believes a loan balance is confirmed to be uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged off and expected to be charged off. Management estimates the allowance using relevant available information from internal and external sources related to past events, current conditions, and a reasonable and supportable single economic forecast. Historical credit loss experience provides the basis for the estimation of expected credit losses. Arrow's historical loss experience was supplemented with peer information when there was insufficient loss data for Arrow. Peer selection was based on a review of institutions with comparable loss experience as well as loan yield, bank size, portfolio concentration and geography. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in credit concentrations, delinquency level, collateral values and underwriting standards as well as changes in economic conditions or other relevant factors. Management judgment is required at each point in the measurement process. Portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. Upon adoption of CECL, Management revised the manner in which loans were pooled for similar risk characteristics. Management developed portfolio segments for estimating loss based on type of borrower and collateral as follows: Commercial Loans Commercial Real Estate Loans Consumer Loans Residential Loans Further details related to loan portfolio segments is included in Note 5, Loans. Historical credit loss experience for both Arrow and segment-specific peers provides the basis for the estimation of expected credit losses. Arrow utilized regression analyses of peer data, of which Arrow is included, where observed credit losses and selected economic factors were utilized to determine suitable loss drivers for modeling lifetime probability of default (PD) rates. Arrow uses the discounted cash flow (DCF) method to estimate expected credit losses for the commercial, commercial real estate, and residential segments. For each of these loan segments, Arrow generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, PD, and segment- specific loss given default (LGD) risk factors. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data and adjusted, if necessary, based on the reasonable and supportable forecast of economic conditions. For the loan segments utilizing the DCF method, (commercial, commercial real estate, and residential) Management utilizes externally developed economic forecast of the following economic factors as loss drivers: national unemployment, gross domestic product and home price index (HPI). The economic forecast is applied over a reasonable and supportable forecast period. Arrow utilizes a six quarter reasonable and supportable forecast period with an eight quarter reversion to the historic mean on a straight-line basis. The combination of adjustments for credit expectations (default and loss) and timing expectations (prepayment, curtailment, and time to recovery) produces an expected cash flow stream at the instrument level. Instrument effective yield is calculated, net of the impacts of prepayment assumptions, and the instrument expected cash flows are then discounted at that effective yield to produce an instrument-level net present value of expected cash flows (NPV). An allowance for credit loss is established for the difference between the instrument’s NPV and amortized cost basis. Arrow uses the vintage analysis method to estimate expected credit losses for the consumer loan segment. The vintage method was selected since the loans within the consumer loan segment are homogeneous, not just by risk characteristic, but by loan structure. Under the vintage analysis method, a loss rate is calculated based on the quarterly net charge-offs to the outstanding loan balance for each vintage year over the lookback period. Once this periodic loss rate is calculated for each quarter in the lookback period, the periodic rates are averaged into the loss rate. The loss rate is then applied to the outstanding loan balances based on the loan's vintage year. Arrow maintains, over the life of the loan, the loss curve by vintage year. If estimated losses computed by the vintage method need to be adjusted based on current conditions and the reasonable and supportable economic forecast, these adjustments would be incorporated over a six quarter reasonable and supportable forecast period, reverting to historical losses using a straight-line method over an eight quarter period. Based on current conditions and the reasonable and supportable economic forecast, no adjustment to the loss rate for each vintage is currently required. The vintage and DCF models also consider the need to qualitatively adjust expected loss estimates for information not already captured in the quantitative loss estimation process. Qualitative considerations include limitations inherent in the quantitative model; trends experienced in nonperforming and delinquent loans; changes in value of underlying collateral; changes in lending policies and procedures; nature and composition of loans; portfolio concentrations that may affect loss experience across one or more components or the portfolio; the experience, ability and depth of lending management and staff; Arrow's credit review system; and the effect of external factors such as competition, legal and regulatory requirements. These qualitative factor adjustments may increase or decrease Arrow's estimate of expected credit losses so that the allowance for credit loss is reflective of the estimate of lifetime losses that exist in the loan portfolio at the balance sheet date. 65

All loans not included in the vintage analysis method that exceed $250,000 which are on nonaccrual, are evaluated on an individual basis. For collateral dependent financial assets where Arrow has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and Arrow expects repayment of the financial asset to be provided substantially through the operation or sale of the collateral, Arrow has elected a practical expedient to measure the allowance for credit loss as the difference between the fair value of the collateral less cost to sell, and the amortized cost basis of the asset as of the measurement date. In the event where the repayment of a collateral dependent financial asset is expected to be provided substantially through the operating of the collateral, Arrow will use fair value of the collateral at the reporting date when recording the net carrying amount of the asset and determining the allowance for credit losses. When repayment is expected to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the financial asset exceeds the fair value of the underlying collateral less estimated cost to sell. The allowance for credit losses may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the financial asset. Estimated Credit Losses on Off-Balance Sheet Credit Exposures Recognized as Other Liabilities - Arrow estimates expected credit losses over the contractual period in which Arrow has exposure to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by Arrow. The allowance for credit losses on off-balance sheet credit exposures recognized in other liabilities, is adjusted as an expense in other noninterest expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over their estimated lives. Estimating credit losses on unfunded commitments requires the Bank to consider the following categories of off-balance sheet credit exposure: unfunded commitments to extend credit, unfunded lines of credit, and standby letters of credit. Each of these unfunded commitments is then analyzed for a probability of funding to calculate a probable funding amount. The life of loan loss factor by related portfolio segment from the loan allowance for credit loss calculation is then applied to the probable funding amount to calculate the estimated credit losses on off-balance sheet credit exposures recognized as other liabilities. Accrued Interest Receivable - Upon adoption of CECL on January 1, 2021, Arrow made the following elections regarding accrued interest receivable: (1) presented accrued interest receivable balances separately within the other assets balance sheet line item; (2) excluded interest receivable that is included in amortized cost of financing receivables from related disclosures requirements and (3) continued Arrow's policy to write off accrued interest receivable by reversing interest income. For loans, write off typically occurs upon becoming over 90 to 120 days past due and therefore the amount of such write offs are immaterial. Historically, Arrow has not experienced uncollectible accrued interest receivable on investment securities. Comprehensive Income (Loss) - For Arrow, comprehensive income (loss) represents net income plus unrealized net securities holding gains or losses arising during the year (net of taxes), the reclassification adjustment for net securities gains and losses arising during the year (net of taxes), net unrealized gains or losses on cash flow hedge agreements, reclassification of net unrealized gain or loss on cash flow hedge agreements to interest expense (net of taxes), net retirement plan gain or loss (net of taxes), net retirement plan prior service cost (net of taxes), amortization of net retirement plan actuarial gain or loss (net of taxes) and amortization of net retirement plan prior service credit or cost (net of taxes) and is presented in the Consolidated Statements of Comprehensive Income (Loss) and Consolidated Statements of Changes in Shareholders’ Equity. Accumulated other comprehensive income (loss) represents the unrealized net securities holding gains or losses arising during the year (net of taxes), net unrealized gains or losses on cash flow hedge agreements, reclassification of net unrealized gain or loss on cash flow hedge agreements to interest expense (net of taxes), net retirement plan gain or loss (net of taxes), net retirement plan prior service cost (net of taxes), amortization of net retirement plan actuarial gain or loss (net of taxes) and amortization of net retirement plan prior service credit or cost (net of taxes) in the Company’s defined-benefit retirement and pension plan, supplemental employee retirement plan, and post-retirement life and healthcare benefit plan. Revenue Recognition - The following is a description of principal activities from which Arrow generates its revenue from noninterest income sources. Income from Fiduciary Activities: represents revenue derived mainly through the management of client investments which is based on the market value of the covered assets and the fee schedule contained in the applicable account management agreement. Since the revenue is mainly based on the market value of assets, this amount can be volatile as financial markets increase and decrease based on various economic factors. The terms of the account management agreements generally specify that the performance obligations are completed each quarter. Accordingly, the Company mainly recognizes revenue from fiduciary activities on a quarterly basis. Fees for Other Services to Customers: represents general service fees for monthly deposit account maintenance and account activity plus fees from other deposit-based services. Revenue is recognized when the performance obligation is completed, which is generally on a monthly basis for account maintenance services, or upon the completion of a deposit-related transaction. Payment for these performance obligations is generally received at the time the performance obligations are satisfied. Insurance Commissions: represents commissions and fees paid by insurance carriers for both property and casualty insurance policies, and for services performed for employment benefits clients. Revenue from the property and casualty insurance business is recognized when the performance obligation is satisfied, which is generally the effective date of the bound coverage since there are no significant performance obligations remaining. Revenue from the employment benefit brokerage business is recognized when the benefit servicing performance obligations are satisfied, generally on a monthly basis. Other Real Estate Owned and Repossessed Assets - Real estate acquired by foreclosure and assets acquired by repossession are recorded at the fair value of the property less estimated costs to sell at the time of repossession. Subsequent 66 declines in fair value, after transfer to other real estate owned and repossessed assets are recognized through a valuation allowance. Such declines in fair value along with related operating expenses to administer such properties or assets are charged directly to operating expense. Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization included in operating expenses are computed largely on the straight-line method. Depreciation is based on the estimated useful lives of the assets (buildings and improvements 20-40 years; furniture and equipment 7-10 years; data processing equipment 5-7 years) and, in the case of leasehold improvements, amortization is computed over the terms of the respective leases or their estimated useful lives, whichever is shorter. Gains or losses on disposition are reflected in earnings. Leases - Arrow recognizes right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months, and has elected not to separate lease and non-lease components, but accounts for the resulting combined component as a single lease component. Arrow also elected to account for short-term leases, those leases with a "lease term" of twelve months or less, as an operating lease. Since Arrow has not been able to determine the rate implicit in its leases, the secured borrowing rate from the Federal Home Loan Bank of New York is utilized to determine the lease discount rate. The expected expiration date of each new lease is determined on a lease-by-lease basis based on certain criteria, such as the availability of renewal options in the lease contracts, the amount of leasehold improvements required in addition to the feasibility of growth potential. Investments in Real Estate Limited Partnerships - These limited partnerships acquire, develop and operate low and moderate-income housing. As a limited partner in these projects, Arrow receives low income housing tax credits and tax deductions for losses incurred by the underlying properties. The proportional amortization method allowed in Accounting Standards Update 2014-01 "Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects" is applied. The proportional amortization method permits an entity to amortize the initial cost of the investment in proportion to the amount of the tax credits and other tax benefits received and to recognize the net investment performance in the income statement as a component of income tax expense. Investments in Historical Tax Credits - Arrow accounts for historic rehabilitation tax credits using the deferral method of accounting under which the tax benefit generated from an investment tax credit is recorded as a reduction to the GAAP asset basis. Accordingly, Arrow recognized a current tax receivable and a deferred tax asset and corresponding reduction in the basis of Arrow's historic tax credit investment. Bank-Owned Life Insurance - Arrow has purchased life insurance policies on certain employees, key executives and directors. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Derivative Instruments and Hedging Activities - Arrow enters into interest rate swap agreements that are not designated as hedges for accounting purposes. As the interest rate swap agreements have substantially equivalent and offsetting terms, they do not present any material exposure to Arrow's consolidated statements of income. Arrow records its interest rate swap agreements at fair value and is presented on a gross basis within other assets and other liabilities on the consolidated balance sheets. Changes in the fair value of assets and liabilities arising from these derivatives are included, net, in other income in the consolidated statement of income. Arrow also enters into pay-fixed portfolio layer method fair value swaps, designated as hedging instruments. Arrow is designating the fair value swaps under the portfolio layer method ("PLM"). Under PLM, the hedged items are designated as hedged layers of a closed portfolio of financial loans that are anticipated to remain outstanding for the designated hedged period. Adjustments will be made to record the swaps at fair value on the Consolidated Balance Sheets, with changes in fair value recognized in interest income. The carrying value of the fair value swaps on the Consolidated Balance Sheets will also be adjusted through interest income, based on changes in fair value attributable to changes in the hedged risk. In addition, Arrow enters into interest rate swaps to add stability to interest expense and to manage its exposure to the variability of the future cash flows attributable to the contractually specified interest rates and to synthetically fix the variable rate interest payments in outstanding subordinated trust securities. These agreements are designated as cash flow hedges. For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income and subsequently reclassified into interest expense in the same period during which the hedge transaction affects earnings. Income Taxes - Arrow accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. Arrow’s policy is that deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. 67

Goodwill and Other Intangible Assets - Identifiable intangible assets acquired in a business combination are capitalized and amortized. Any remaining unidentifiable intangible asset is classified as goodwill, for which amortization is not required but which must be evaluated for impairment. Arrow tests for impairment of goodwill on an annual basis, or when events and circumstances indicate potential impairment. In evaluating goodwill for impairment, Arrow first assesses certain qualitative factors to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying value. If it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The carrying amounts of other recognized intangible assets that meet recognition criteria and for which separate accounting records have been maintained (mortgage servicing rights and customer intangibles), have been included in the consolidated balance sheet as “Other Intangible Assets, Net.” Arrow has sold residential real estate loans, primarily to Freddie Mac, with servicing retained. Mortgage servicing rights are recognized as an asset when loans are sold with servicing retained, by allocating the cost of an originated mortgage loan between the loan and servicing right based on estimated relative fair values. The cost allocated to the servicing right is capitalized as a separate asset and amortized in proportion to, and over the period of, estimated net servicing income. Capitalized mortgage servicing rights are evaluated for impairment by comparing the asset’s carrying value to its current estimated fair value. Fair values are estimated using a discounted cash flow approach, which considers future servicing income and costs, current market interest rates, and anticipated prepayment, and default rates. Impairment losses are recognized through a valuation allowance for servicing rights having a current fair value that is less than amortized cost on an aggregate basis. Adjustments to increase or decrease the valuation allowance are charged or credited to income as a component of other operating income. Pension and Postretirement Benefits - Arrow maintains a non-contributory, defined benefit pension plan covering substantially all employees, a supplemental pension plan covering certain executive officers selected by the Board of Directors, and certain post-retirement medical, dental and life insurance benefits for employees and retirees which are more fully described in Note 13, Retirement Benefit Plans. The costs of these plans, based on actuarial computations of current and future benefits for employees, are charged to current operating expenses. The cost of post-retirement benefits other than pensions is recognized on an accrual basis as employees perform services to earn the benefits. Arrow recognizes the overfunded or underfunded status of our single employer defined benefit pension plan as an asset or liability on its consolidated balance sheet and recognizes changes in the funded status in comprehensive income in the year in which the change occurred. Prior service costs or credits are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of assets are amortized over the average remaining service period of active participants. The discount rate assumption is determined by preparing an analysis of the respective plan’s expected future cash flows and high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits. Stock-Based Compensation Plans - Arrow has three stock-based compensation plans, which are described more fully in Note 12, Stock Based Compensation. The Company expenses the grant date fair value of stock options and restricted stock units granted. For stock options and restricted stock units, the expense is recognized over the vesting period of the grant, typically four years for stock options and three years for restricted stock units, on a straight-line basis. Shares are generally issued from treasury for the exercise of stock options. In October 2023, the Board of Directors approved the adoption of the new qualified 2023 ESPP, which is intended to satisfy the requirements of Section 423 of the Internal Revenue Code, which was effective January 1, 2024. Under the new qualified 2023 ESPP, the amount of the discount is 10%. Until its suspension due to the filing delays, Arrow sponsored an ESPP under which employees purchased Arrow's common stock at a 5% discount below market price. Under current accounting guidance, a stock purchase plan with a discount of 5% or less is not considered a compensatory plan. Arrow maintains an employee stock ownership plan (“ESOP”). Substantially all employees of Arrow and its subsidiaries are eligible to participate upon satisfaction of applicable service requirements. The ESOP has the ability to borrow funds from one of Arrow’s subsidiary banks to purchase outstanding shares of Arrow’s common stock. At December 31, 2023 and 2022, there were no loans outstanding and no unallocated shares. Arrow may, in its sole discretion, make additional cash contributions to the Plan each year on behalf of the participants. Securities Sold Under Agreements to Repurchase - In securities repurchase agreements, Arrow receives cash from a counterparty in exchange for the transfer of securities to a third party custodian’s account that explicitly recognizes Arrow’s interest in the securities. These agreements are accounted for by Arrow as secured financing transactions, since it maintains effective control over the transferred securities, and meets other criteria for such accounting. Accordingly, the cash proceeds are recorded as borrowed funds, and the underlying securities continue to be carried in Arrow’s securities available-for-sale portfolio. Earnings Per Share (“EPS”) - Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity (such as Arrow’s stock options), computed using the treasury stock method. Unallocated common shares held by Arrow’s ESOP are not included in the weighted average number of common shares outstanding for either the basic or diluted EPS calculation. 68

Financial Instruments - Arrow is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Commitments to extend credit include home equity lines of credit, commitments for residential and commercial construction loans and other personal and commercial lines of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the involvement Arrow has in particular classes of financial instruments. Arrow's policy is to record such instruments when funded. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time Arrow's entire holdings of a particular financial instrument. Because no market exists for a significant portion of Arrow's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, Arrow has a wealth management department that contributes net fee income annually. The value of the wealth management department customer relationships is not considered a financial instrument of the Company, and therefore this value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred taxes, premises and equipment, the value of low-cost, long-term core deposits and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. The fair value for loans is disclosed using the "exit price" notion which is a reasonable estimate of what another party might pay in an orderly transaction. Fair values for loans are calculated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, indirect auto and other consumer loans. Each loan category is further segmented into fixed and adjustable interest rate terms and by performing and nonperforming categories. The fair value of performing loans is calculated by determining the estimated future cash flow, which is the contractual cash flow adjusted for estimated prepayments. The discount rate is determined by starting with current market yields, and adjusting for a discount spread. The discount spread is applied separately for each loan type based on market information. A liquidity premium is determined for each loan type based on market inefficiencies associated with the sale of a financial instrument. Finally, a credit loss component is determined utilizing the credit loss assumptions used in the allowance for credit loss model. The carrying amount of short-term assets and liabilities is a reasonable estimate of fair value: cash and due from banks, federal funds sold and purchased, securities sold under agreements to repurchase, demand deposits, savings, N.O.W. and money market deposits, brokered money market deposits and time deposits, other short-term borrowings, accrued interest receivable and accrued interest payable. The fair value estimates of other on- and off-balance sheet financial instruments, as well as the method of arriving at fair value estimates, are included in the related footnotes and summarized in Note 17, Fair Values. Fair Value Measures - Arrow determines the fair value of financial instruments under the following hierarchy: • Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities; • Level 2 – Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; • Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management’s Use of Estimates -The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of income and expenses during the reporting period. Our most significant estimates are the allowance for credit losses, the evaluation of impairment of investment securities, goodwill impairment, pension and other postretirement liabilities and an analysis of a need for a valuation allowance for deferred tax assets. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the allowance for credit losses. In connection with the determination of the allowance for credit losses, management obtains appraisals for properties. The allowance for credit losses is management’s best estimate of expected credit losses as of the balance sheet date. While management uses available information to recognize losses on loans, future adjustments to the allowance for credit losses may be necessary based on changes in economic conditions. 69

The following accounting standard was adopted by Arrow in 2023. ASU No. 2022-02, “Troubled Debt Restructurings and Vintage Disclosures” (“ASU 2022-02”), was issued in March 2022 to provide updates on the accounting treatment for troubled debt restructuring ("TDRs") and related disclosures requirements, and modify the disclosure requirement associated with the existing credit quality indicators “vintage” disclosure. With respect to TDRs, ASU 2022-02 eliminates the recognition and measurement guidance for TDRs under current GAAP and instead requires that Arrow evaluate whether the modification represents a new loan or a continuation of an existing loan, consistent with the current GAAP treatment for other loan modifications. In addition, ASU 2022-02 eliminates existing disclosure requirements on TDRs and replaces with enhanced disclosure requirements related to certain loan modifications made to borrowers experiencing financial difficulty. ASU 2022-02 also provides an update to the existing credit quality indicators “vintage” tabular disclosure requiring current period gross write-offs to be disclosed by year of origination for each loan segment. The provisions of ASU 2022-02 were effective January 1, 2023 and Arrow adopted the provisions on a prospective basis. Historical disclosures on TDRs were removed from this report in accordance with the provisions of this ASU. The adoption of this ASU did not have a material impact on the consolidated financial statements. Note 3: CASH AND CASH EQUIVALENTS (Dollars In Thousands) 2023 2022 Balances at December 31: Cash and Due From Banks $ 36,755 $ 31,886 Interest-Bearing Deposits at Banks 105,781 32,774 Total Cash and Cash Equivalents $ 142,536 $ 64,660 The increase in cash from December 31, 2022 reflects the strategic enhancement of the Arrow liquidity position. Note 4: INVESTMENT SECURITIES (Dollars In Thousands) The following table is the schedule of Available-For-Sale Securities at December 31, 2023 and 2022: December 31, 2023 Available-For-Sale Securities, at Amortized Cost $ 73,761 $ 160,000 $ 280 $ 305,161 $ 1,000 $ 540,202 Gross Unrealized Gains 243 51 — 6 — 300 Gross Unrealized Losses — (7,126) — (35,407) (200) (42,733) Available-For-Sale Securities, at Fair Value $ 74,004 $ 152,925 $ 280 $ 269,760 $ 800 $ 497,769 Available-For-Sale Securities, Pledged as Collateral, at Fair Value 242,938 Maturities of Debt Securities, at Amortized Cost: Within One Year 48,844 15,000 — 2,546 — 66,390 From 1 - 5 Years 24,917 145,000 — 148,164 — 318,081 From 5 - 10 Years — — 280 154,451 1,000 155,731 Over 10 Years — — — — — — Maturities of Debt Securities, at Fair Value: Within One Year 48,915 14,858 — 2,481 — 66,254 From 1 - 5 Years 25,089 138,067 — 135,570 — 298,726 From 5 - 10 Years — — 280 131,709 800 132,789 Over 10 Years — — — — — — Securities in a Continuous Loss Position, at Fair Value: Less than 12 Months $ — $ — $ — $ — $ — $ — 12 Months or Longer — 137,874 — 269,286 800 407,960 Total $ — $ 137,874 $ — $ 269,286 $ 800 $ 407,960 Number of Securities in a Continuous Loss Position — 19 — 97 1 117 Available-For-Sale Securities U.S. Treasuries U.S. Government & Agency Obligations State and Municipal Obligations Mortgage- Backed Securities Corporate and Other Debt Securities Total Available- For-Sale Securities 70

Unrealized Losses on Securities in a Continuous Loss Position: Less than 12 Months $ — $ — $ — $ — $ — $ — 12 Months or Longer — 7,126 — 35,407 200 42,733 Total $ — $ 7,126 $ — $ 35,407 $ 200 $ 42,733 Disaggregated Details: US Treasury Obligations, at Amortized Cost $ 73,761 US Treasury Obligations, at Fair Value 74,004 US Agency Obligations, at Amortized Cost $ 160,000 US Agency Obligations, at Fair Value 152,925 Local Municipal Obligations, at Amortized Cost $ 280 Local Municipal Obligations, at Fair Value 280 US Government Agency Securities, at Amortized Cost $ 7,291 US Government Agency Securities, at Fair Value 6,864 Government Sponsored Entity Securities, at Amortized Cost 297,870 Government Sponsored Entity Securities, at Fair Value 262,896 Corporate Trust Preferred Securities, at Amortized Cost $ 1,000 Corporate Trust Preferred Securities, at Fair Value 800 Available-For-Sale Securities U.S. Treasuries U.S. Government & Agency Obligations State and Municipal Obligations Mortgage- Backed Securities Corporate and Other Debt Securities Total Available- For-Sale Securities Available-For-Sale Securities U.S. Government & Agency Obligations State and Municipal Obligations Mortgage- Backed Securities Corporate and Other Debt Securities Total Available- For-Sale Securities December 31, 2022 Available-For-Sale Securities, at Amortized Cost $ 190,000 $ 340 $ 447,755 $ 1,000 $ 639,095 Gross Unrealized Gains 15 — 65 — 80 Gross Unrealized Losses (14,816) — (50,664) (200) (65,680) Available-For-Sale Securities, at Fair Value $ 175,199 $ 340 $ 397,156 $ 800 $ 573,495 Available-For-Sale Securities, Pledged as Collateral, at Fair Value 308,266 Securities in a Continuous Loss Position, at Fair Value: Less than 12 Months $ 66,690 $ — $ 183,868 $ — $ 250,558 12 Months or Longer 93,493 — 199,262 800 293,555 Total $ 160,183 $ — $ 383,130 $ 800 $ 544,113 71

Number of Securities in a Continuous Loss Position 23 — 150 1 174 Unrealized Losses on Securities in a Continuous Loss Position: Less than 12 Months $ 3,310 $ — $ 18,756 $ — $ 22,066 12 Months or Longer 11,506 — 31,908 200 43,614 Total $ 14,816 $ — $ 50,664 $ 200 $ 65,680 Disaggregated Details: US Agency Obligations, at Amortized Cost $ 190,000 US Agency Obligations, at Fair Value 175,199 Local Municipal Obligations, at Amortized Cost $ 340 Local Municipal Obligations, at Fair Value 340 US Government Agency Securities, at Amortized Cost $ 7,934 US Government Agency Securities, at Fair Value 7,433 Government Sponsored Entity Securities, at Amortized Cost 439,821 Government Sponsored Entity Securities, at Fair Value 389,723 Corporate Trust Preferred Securities, at Amortized Cost $ 1,000 Corporate Trust Preferred Securities, at Fair Value 800 At December 31, 2023, there was no allowance for credit losses for the available for sale securities portfolio. The following is a summary of realized losses recognized in net income on available-for-sale securities sold during the years ended December 31, 2023 and 2022: December 31, 2023 2022 Proceeds Received on Sale of AFS Securities $ 100,739 $ — Basis of AFS investments Sold 109,836 — Net Loss Recognized on Sale of AFS Securities $ (9,097) $ — 72

The following table is the schedule of Held-To-Maturity Securities at December 31, 2023 and 2022: December 31, 2023 Held-To-Maturity Securities, at Amortized Cost $ 122,450 $ 8,945 $ 131,395 Gross Unrealized Gains — — — Gross Unrealized Losses (2,157) (401) (2,558) Held-To-Maturity Securities, at Fair Value $ 120,293 $ 8,544 $ 128,837 Held-To-Maturity Securities, Pledged as Collateral, at Fair Value 112,472 Maturities of Debt Securities, at Amortized Cost: Within One Year 47,565 — 47,565 From 1 - 5 Years 72,609 8,945 81,554 From 5 - 10 Years 2,247 — 2,247 Over 10 Years 29 — 29 Maturities of Debt Securities, at Fair Value: Within One Year 47,293 — 47,293 From 1 - 5 Years 70,751 8,543 79,294 From 5 - 10 Years 2,220 — 2,220 Over 10 Years 29 — 29 Securities in a Continuous Loss Position, at Fair Value: Less than 12 Months $ 1,472 $ — $ 1,472 12 Months or Longer 102,839 8,544 111,383 Total $ 104,311 $ 8,544 $ 112,855 Number of Securities in a Continuous Loss Position 319 16 335 Unrealized Losses on Securities in a Continuous Loss Position: Less than 12 Months $ 14 $ — $ 14 12 Months or Longer 2,143 402 2,545 Total $ 2,157 $ 402 $ 2,559 Disaggregated Details: Municipal Securities, at Amortized Cost $ 122,450 Municipal Securities, at Fair Value 120,293 US Government Agency Securities, at Amortized Cost $ 3,114 US Government Agency Securities, at Fair Value 2,954 Held-To-Maturity Securities State and Municipal Obligations Mortgage- Backed Securities Total Held-To Maturity Securities 73

Government Sponsored Entity Securities, at Amortized Cost 5,831 Government Sponsored Entity Securities, at Fair Value 5,589 December 31, 2022 Held-To-Maturity Securities, at Amortized Cost $ 163,600 $ 11,764 $ 175,364 Gross Unrealized Gains 1 — 1 Gross Unrealized Losses (3,131) (611) (3,742) Held-To-Maturity Securities, at Fair Value $ 160,470 $ 11,153 $ 171,623 Held-To-Maturity Securities, Pledged as Collateral, at Fair Value 142,982 Securities in a Continuous Loss Position, at Fair Value: Less than 12 Months $ 137,773 $ 11,153 $ 148,926 12 Months or Longer — — — Total $ 137,773 $ 11,153 $ 148,926 Number of Securities in a Continuous Loss Position 397 16 413 Unrealized Losses on Securities in a Continuous Loss Position: Less than 12 Months $ 3,131 $ 611 $ 3,742 12 Months or Longer — — — Total $ 3,131 $ 611 $ 3,742 Disaggregated Details: Municipal Securities, at Amortized Cost $ 163,600 Municipal Securities, at Fair Value 160,470 US Government Agency Securities, at Amortized Cost $ 3,898 US Government Agency Securities, at Fair Value 3,687 Government Sponsored Entity Securities, at Amortized Cost 7,866 Government Sponsored Entity Securities, at Fair Value 7,466 Held-To-Maturity Securities State and Municipal Obligations Mortgage- Backed Securities Total Held-To Maturity Securities In the tables above, maturities of mortgage-backed securities are included based on their contractual average lives. Actual maturities will differ because issuers may have the right to call or prepay obligations with or without prepayment penalties. Securities in a continuous loss position, in the tables above for December 31, 2023 and December 31, 2022 do not reflect any deterioration of the credit worthiness of the issuing entities. Arrow evaluates available-for-sale debt securities in unrealized loss positions at each measurement date to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or noncredit- related factors. Any impairment that is not credit related is recognized in other comprehensive income, net of applicable taxes. Credit-related impairment is recognized within the allowance for credit losses on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings via credit loss expense. Arrow determined that at December 31, 2023, gross unrealized losses were primarily attributable to changes in interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. Arrow does not intend to sell, nor is it more likely than not that Arrow will be required to sell the security before recovery of its amortized cost basis, which may be at maturity. Arrow carried no allowance for credit loss at December 31, 2023 and there was no credit loss expense recognized by Arrow with respect to the securities portfolio during 2023. Arrow's held to maturity debt securities are comprised of securities issued by U.S. government agencies or U.S. government-sponsored enterprises or state and municipal obligations. U.S. government agencies and U.S. government- sponsored enterprise securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as “risk free,” and have a long history of zero credit loss. Arrow determined that the expected credit loss on its held to maturity debt portfolio was immaterial and therefore no allowance for credit loss was recorded as of December 31, 2023. 74

The following table is the schedule of Equity Securities at December 31, 2023 and 2022. Equity Securities December 31, 2023 2022 Equity Securities, at Fair Value $ 1,925 $ 2,174 The following is a summary of realized and unrealized gains and losses recognized in net income on equity securities during the years ended December 31, 2023 and 2022: December 31, 2023 2022 Net Gain on Equity Securities $ 9,005 $ 427 Less: Net Gain recognized during the reporting period on equity securities sold during the period 9,254 — Unrealized Net (Loss) Gain recognized during the reporting period on equity securities still held at the reporting date $ (249) $ 427 Schedule of Federal Reserve Bank and Federal Home Loan Bank Stock (at cost) December 31, 2023 2022 Federal Reserve Bank Stock $ 1,197 $ 1,180 Federal Home Loan Bank Stock 3,852 4,884 Total Federal Reserve Bank and Federal Home Loan Bank Stock $ 5,049 $ 6,064 75

Note 5: LOANS (Dollars In Thousands) Loan Categories and Past Due Loans The following table presents loan balances outstanding as of December 31, 2023 and December 31, 2022 and an analysis of the recorded investment in loans that are past due at these dates. Loans held-for-sale of $165 and $656 as of December 31, 2023, and December 31, 2022, respectively, are included in the residential real estate balances for current loans. December 31, 2023 Loans Past Due 30-59 Days $ 298 $ — $ 13,511 $ 3,715 $ 17,524 Loans Past Due 60-89 Days 21 636 5,579 861 7,097 Loans Past Due 90 or More Days 30 15,308 1,801 3,140 20,279 Total Loans Past Due 349 15,944 20,891 7,716 44,900 Current Loans 155,875 729,543 1,090,776 1,191,814 3,168,008 Total Loans $ 156,224 $ 745,487 $ 1,111,667 $ 1,199,530 $ 3,212,908 December 31, 2022 Loans Past Due 30-59 Days $ 48 $ 370 $ 13,657 $ 1,833 $ 15,908 Loans Past Due 60-89 Days 33 — 4,517 112 4,662 Loans Past Due 90 or More Days 44 — 3,503 4,790 8,337 Total Loans Past Due 125 370 21,677 6,735 28,907 Current Loans 140,168 706,652 1,043,458 1,064,022 2,954,300 Total Loans $ 140,293 $ 707,022 $ 1,065,135 $ 1,070,757 $ 2,983,207 Schedule of Past Due Loans by Loan Category Commercial Commercial Real Estate Consumer Residential Total Schedule of Non Accrual Loans by Category Commercial December 31, 2023 Commercial Real Estate Consumer Residential Total Loans 90 or More Days Past Due and Still Accruing Interest $ — $ — $ 6 $ 446 $ 452 Nonaccrual Loans 30 15,308 1,877 3,430 20,645 Nonaccrual With No Allowance for Credit Loss 30 15,308 1,877 3,430 20,645 Interest Income on Nonaccrual Loans — — — — — December 31, 2022 Loans 90 or More Days Past Due and Still Accruing Interest $ 44 $ — $ — $ 1,113 $ 1,157 Nonaccrual Loans 8 3,110 3,503 4,136 10,757 Arrow disaggregates its loan portfolio into the following four categories: Commercial - Arrow offers a variety of loan options to meet the specific needs of our commercial customers including term loans, time notes and lines of credit. Such loans are made available to businesses for working capital needs such as inventory and receivables, business expansion and equipment purchases. Generally, a collateral lien is placed on equipment or other assets owned by the borrower. Generally, these loans carry a higher risk than commercial real estate loans due to the nature of the underlying collateral, which can be business assets such as equipment and accounts receivable and generally have a lower liquidation value than real estate. In the event of default by the borrower, Arrow may be required to liquidate collateral at deeply discounted values. To reduce the risk, management usually obtains personal guarantees to support the borrowing, as permitted by applicable law. Commercial Real Estate - Arrow offers commercial real estate loans to finance real estate purchases, refinancings, expansions and improvements to commercial properties. Commercial real estate loans are made to finance the purchases of real property which generally consists of real estate with completed structures. These commercial real estate loans are typically secured by first liens on the real estate, which may include apartments, commercial structures, housing businesses, healthcare facilities, and both owner and non owner-occupied facilities. These loans are typically less risky than commercial loans, since they are secured by real estate and buildings, and are generally originated in amounts of no more than 80% of the appraised value of the property. However, Arrow also offers commercial construction and land development loans to finance projects. Many projects will ultimately be used by the borrowers' businesses, while others are developed for resale. These real estate loans are also typically secured by first liens on the real estate, which may include apartments, commercial structures, housing businesses, 76 healthcare facilities and both owner-occupied and non-owner-occupied facilities. There is enhanced risk during the construction period, since the loan is secured by an incomplete project. Consumer Loans - This category is primarily comprised of automobile loans. Arrow primarily finances the purchases of automobiles indirectly through dealer relationships located throughout upstate New York and Vermont. Most automobile loans carry a fixed rate of interest with principal repayment terms typically ranging from three to seven years. Automobile loans are underwritten on a secured basis using the underlying collateral being financed. Arrow also offers a variety of consumer installment loans to finance personal expenditures. Most of these loans carry a fixed rate of interest with principal repayment terms typically ranging from one to five years, based upon the nature of the collateral and the size of the loan. In addition to installment loans, Arrow also offers personal lines of credit and overdraft protection. Several of these consumer loans are unsecured, which carry a higher risk of loss. Residential - Residential real estate loans consist primarily of loans secured by first or second mortgages on primary residences. Arrow originates fixed-rate and adjustable-rate one-to-four-family residential real estate loans for the construction, purchase of real estate or refinancing of an existing mortgage. These loans are collateralized primarily by owner-occupied properties generally located in Arrow's market area. Loans on one-to-four-family residential real estate are generally originated in amounts of no more than 80% of the purchase price or appraised value (whichever is lower), or have private mortgage insurance. Arrow’s underwriting analysis for residential mortgage loans typically includes credit verification, independent appraisals, and a review of the borrower’s financial condition. Mortgage title insurance and hazard insurance are normally required. It is Arrow's general practice to underwrite residential real estate loans to secondary market standards. Construction loans have a unique risk, because they are secured by an incomplete dwelling. This risk is reduced through periodic site inspections, including one at each loan draw period. In addition, Arrow offers fixed home equity loans, as well as home equity lines of credit to consumers to finance home improvements, debt consolidation, education and other uses. Arrow's policy allows for a maximum loan to value ratio of 80%, although periodically higher advances are allowed. Arrow originates home equity lines of credit and second mortgage loans (loans secured by a second junior lien position on one-to-four-family residential real estate). Risk is generally reduced through underwriting criteria, which include credit verification, appraisals, a review of the borrower's financial condition, and personal cash flows. A security interest, with title insurance when necessary, is taken in the underlying real estate. Schedule of Supplemental Loan Information 2023 2022 Supplemental Information: Unamortized deferred loan origination costs, net of deferred loan origination fees, included in the above balances $ 6,240 $ 6,774 Overdrawn deposit accounts, included in the above balances 180 298 Pledged loans under a blanket collateral agreement to secure borrowings from the Federal Home Loan Bank of New York 576,602 663,259 Residential real estate loans serviced for Freddie Mac, not included in the balances above 178,284 195,133 Allowance for Credit Losses Loan segments were selected by class code and application code to ensure each segment is comprised of loans with homogenous loan characteristics and similar risk profiles. The resulting loan segments are commercial, commercial real estate, consumer and residential real estate loans. The consumer segment is mainly comprised of automobile loans, and since they are relatively short-term in nature, with similar dollar amounts and collateral, the vintage analysis method was selected to determine the credit loss reserve. The vintage method utilizes Arrow loan data exclusively as the method calculates a loss rate based on the total origination balance of the loans by year and the charge-off and recovery rate of the same origination year. Arrow maintains, over the life of the loan, the loss curve by vintage year. The discounted cash flow method (DCF) is used to calculate the reserve for credit losses for the commercial, commercial real estate and residential real estate segments. The December 31, 2023 allowance for credit losses calculation incorporated a reasonable and supportable forecast period to account for economic conditions utilized in the measurement. The quantitative model utilized an economic forecast sourced from reputable third-parties that reflects the economic conditions with a deterioration in the national unemployment rate of approximately 0.03% during the six-quarter forecast period, while forecasted gross domestic product projected an improvement of approximately 0.17%. The home price index (HPI) forecast improved approximately 4.0% from the previous quarter level. Key assumptions utilized in the CECL calculation include loan segmentation, credit loss regression analysis, reasonable and supportable forecast period, reversion period, discounted cash flow inputs including economic forecast data and prepayment and curtailment speeds and qualitative factors. Key assumptions are reviewed and approved on a quarterly basis. Driven by current economic forecasts, loan growth and net charge offs during the year, the provision for credit losses in 2023 was $3.4 million. Management's evaluation considers the allowance for credit losses for loans to be appropriate as of December 31, 2023. 77

The following table details activity in the allowance for credit losses on loans for the twelve months ended December 31, 2023 and December 31, 2022 Rollforward of the Allowance for Credit Losses for the Year Ended: December 31, 2022 $ 1,961 $ 15,213 $ 2,585 $ 10,193 $ 29,952 Charge-offs — — (5,123) (54) (5,177) Recoveries — — 3,109 — 3,109 Provision (3) 308 1,995 1,081 3,381 December 31, 2023 $ 1,958 $ 15,521 $ 2,566 $ 11,220 $ 31,265 Allowance for Credit Losses Commercial Commercial Real Estate Consumer Residential Total December 31, 2021 $ 2,298 $ 13,136 $ 2,402 $ 9,445 $ 27,281 Charge-offs (34) — (4,079) (30) (4,143) Recoveries 43 — 1,973 — 2,016 Provision (346) 2,077 2,289 778 4,798 December 31, 2022 $ 1,961 $ 15,213 $ 2,585 $ 10,193 $ 29,952 Estimated Credit Losses on Off-Balance Sheet Credit Exposures Recognized as Other Liabilities Financial instrument credit losses apply to off-balance sheet credit exposures such as unfunded loan commitments and standby letters of credit. A liability for expected credit losses for off-balance sheet exposures is recognized if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancellable by the entity. Changes in the allowance are reflected in other operating expenses within the non-interest expense category. As of December 31, 2023, the total unfunded commitment off-balance sheet credit exposure was $1.6 million. Individually Evaluated Loans All loans not included in the vintage analysis method that exceed $250,000, which are on nonaccrual status, are evaluated on an individual basis. Arrow made the policy election to apply a practical expedient for collateral dependent financial assets when the borrower is experiencing financial difficulty and the repayment is expected through the sale of the collateral. This allows Arrow to use fair value of the collateral at the reporting date adjusted for estimated cost to sell when recording the net carrying amount of the asset and determining the allowance for credit losses for a financial asset. In the event where the repayment of a collateral dependent financial asset is expected to be provided substantially through the operating of the collateral, Arrow will use fair value of the collateral at the reporting date when recording the net carrying amount of the asset and determining the allowance for credit losses. As of December 31, 2023, there were four total relationships identified to be evaluated for loss on an individual basis which had an amortized cost basis of $16.8 million and none had an allowance for credit loss. The following tables present the amortized cost basis of collateral-dependent loans by class of loans as of December 31, 2023 and December 31, 2022: December 31, 2023 Collateral Type - Residential Real Estate Collateral Type - Commercial Real Estate Total Loans Commercial $ — $ — $ — Commercial Real Estate — 15,308 15,308 Consumer — — — Residential 1,446 — 1,446 Total $ 1,446 $ 15,308 $ 16,754 78

December 31, 2022 Collateral Type - Residential Real Estate Collateral Type - Commercial Real Estate Total Loans Commercial $ — $ — $ — Commercial Real Estate — 3,110 3,110 Consumer — — — Residential 1,963 — 1,963 Total $ 1,963 $ 3,110 $ 5,073 Allowance for Credit Losses - Collectively and Individually Evaluated Commercial Commercial Real Estate Consumer Residential Total December 31, 2023 Ending Loan Balance - Collectively Evaluated $ 156,224 $ 730,179 $ 1,111,667 $ 1,198,084 $ 3,196,154 Allowance for Credit Losses - Loans Collectively Evaluated 1,958 15,521 2,566 11,220 31,265 Ending Loan Balance - Individually Evaluated — 15,308 — 1,446 16,754 Allowance for Credit Losses - Loans Individually Evaluated — — — — — Commercial Commercial Real Estate Consumer Residential Total December 31, 2022 Ending Loan Balance - Collectively Evaluated $ 140,293 $ 703,912 $ 1,065,135 $ 1,068,794 $ 2,978,134 Allowance for Credit Losses - Loans Collectively Evaluated 1,961 15,213 2,585 10,193 $ 29,952 Ending Loan Balance - Individually Evaluated — 3,110 — 1,963 5,073 Allowance for Credit Losses - Loans Individually Evaluated — — — — — Through the provision for credit losses, an allowance for credit losses is maintained that reflects the best estimate of the calculated expected credit losses in Arrow's loan portfolio as of the balance sheet date. Additions are made to the allowance for credit losses through a periodic provision for credit losses. Actual credit losses are charged against the allowance for credit losses when loans are deemed uncollectible and recoveries of amounts previously charged off are recorded as credits to the allowance for credit losses. Arrow's loan officers and risk managers meet at least quarterly to discuss and review the conditions and risks associated with certain criticized and classified commercial-related relationships. In addition, the independent internal loan review department performs periodic reviews of the credit quality indicators on individual loans in the commercial loan portfolio. Management considers the need to qualitatively adjust expected credit loss estimates for information not already captured in the loss estimation process. These qualitative factor adjustments may increase or decrease management’s estimate of expected credit losses. Adjustments are not made for information that has already been considered and included in the loss estimation process. Management considers the qualitative factors that are relevant to Arrow as of the reporting date, which may include, but are not limited to the following factors: • The nature and volume of Arrow's financial assets; • The existence, growth, and effect of any concentrations of credit; • The volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans; • The value of the underlying collateral for loans that are not collateral-dependent; • Arrow's lending policies and procedures, including changes in underwriting standards and practices for collections, write-offs, and recoveries; • The quality of Arrow's loan review function; • The experience, ability, and depth of Arrow's lending, investment, collection, and other relevant management/staff; • The effect of other external factors such as the regulatory, legal and technological environments; competition; and events such as natural disasters; • Actual and expected changes in international, national, regional, and local economic and business conditions and developments in which the institution operates that affect the collectability of financial assets; and • Other qualitative factors not reflected in quantitative loss rate calculations. 79

Loan Credit Quality Indicators and Modifications Arrow adopted ASU 2022-02, "Troubled Debt Restructurings and Vintage Disclosures)" ("ASU 2022-02") effective January 1, 2023. ASU 2022-02 requires that entities disclose current-period gross charge-offs by year of origination for loans and leases, which has been incorporated in the credit quality table below. In 2023,any loan modifications were in the form of short-term forbearance of interest payments and/or other insignificant actions and were immaterial in nature and do not meet the criteria for the modification disclosure as described in ASU 2022-02. The following table presents credit quality indicators by total loans amortized cost basis by origination year as of December 31, 2023 and December 31, 2022: Term Loans Amortized Cost Basis by Origination Year Revolving Loans Amortized Cost Basis Revolving Loan Converted to Term TotalDecember 31, 2023 2023 2022 2021 2020 2019 Prior Commercial: Risk rating Satisfactory $ 54,584 $ 34,047 $ 23,470 $ 9,655 $ 4,107 $ 13,360 $ 8,586 $ — $ 147,809 Special mention — — — 117 — — — — 117 Substandard — — — — — 3,199 5,099 — 8,298 Doubtful — — — — — — — — — Total Commercial Loans $ 54,584 $ 34,047 $ 23,470 $ 9,772 $ 4,107 $ 16,559 $ 13,685 $ — $ 156,224 Current-period gross charge-offs $ — $ — $ — $ — $ — $ — $ — Commercial Real Estate: Risk rating Satisfactory $ 81,582 $ 151,818 $ 105,365 $ 120,845 $ 41,406 $ 174,516 $ 1,667 $ — $ 677,199 Special mention — 10,439 — — — 4,084 — — 14,523 Substandard 150 9,169 1,670 2,533 791 38,955 497 — 53,765 Doubtful — — — — — — — — — Total Commercial Real Estate Loans $ 81,732 $ 171,426 $ 107,035 $ 123,378 $ 42,197 $ 217,555 $ 2,164 $ — $ 745,487 Current-period gross charge-offs $ — $ — $ — $ — $ — $ — $ — Consumer: Risk rating Performing $ 405,099 $ 355,217 $ 195,799 $ 93,708 $ 44,206 $ 15,252 $ — $ — $ 1,109,281 Nonperforming 208 783 551 210 81 85 468 — 2,386 Total Consumer Loans $ 405,307 $ 356,000 $ 196,350 $ 93,918 $ 44,287 $ 15,337 $ 468 $ — $ 1,111,667 Current-period gross charge-offs $ 366 $ 1,368 $ 2,122 $ 604 $ 397 $ 266 $ 5,123 Residential: Risk rating Performing $ 161,878 $ 231,365 $ 192,588 $ 116,451 $ 73,875 $ 296,935 $ 122,573 $ — $ 1,195,665 Nonperforming — — 444 666 127 2,268 360 — 3,865 Total Residential Loans $ 161,878 $ 231,365 $ 193,032 $ 117,117 $ 74,002 $ 299,203 $ 122,933 $ — $ 1,199,530 Current-period gross charge-offs $ — $ — $ — $ 21 $ — $ 33 $ 54 Total Loans $ 703,501 $ 792,838 $ 519,887 $ 344,185 $ 164,593 $ 548,654 $ 139,250 $ — $ 3,212,908 Total gross charge-offs $ 366 $ 1,368 $ 2,122 $ 625 $ 397 $ 299 $ 5,177 80

Term Loans Amortized Cost Basis by Origination Year Revolving Loans Amortized Cost Basis Revolving Loan Converted to Term TotalDecember 31, 2022 2022 2021 2020 2019 2018 Prior Commercial: Risk rating Satisfactory $ 42,038 $ 28,718 $ 16,870 $ 7,857 $ 8,129 $ 20,379 $ 8,909 $ — $ 132,900 Special mention — — — — — 30 30 — 60 Substandard — — 255 478 — 3,464 3,136 — 7,333 Doubtful — — — — — — — — — Total Commercial Loans $ 42,038 $ 28,718 $ 17,125 $ 8,335 $ 8,129 $ 23,873 $ 12,075 $ — $ 140,293 Commercial Real Estate: Risk rating Satisfactory $ 152,858 $ 115,111 $ 121,811 $ 43,647 $ 63,913 $ 159,876 $ 1,603 $ — $ 658,819 Special mention 9,678 — — — 789 241 — — 10,708 Substandard 607 — 5,807 812 4,371 25,677 221 — 37,495 Doubtful — — — — — — — — — Total Commercial Real Estate Loans $ 163,143 $ 115,111 $ 127,618 $ 44,459 $ 69,073 $ 185,794 $ 1,824 $ — $ 707,022 Consumer: Risk rating Performing $ 482,530 $ 284,831 $ 154,819 $ 88,165 $ 38,852 $ 12,032 $ 504 $ — $ 1,061,733 Nonperforming 758 1,468 607 325 157 87 — — 3,402 Total Consumer Loans $ 483,288 $ 286,299 $ 155,426 $ 88,490 $ 39,009 $ 12,119 $ 504 $ — $ 1,065,135 Residential: Risk rating Performing $ 210,565 $ 198,195 $ 128,372 $ 82,965 $ 74,281 $ 259,787 $ 111,563 $ — $ 1,065,728 Nonperforming — 255 939 597 520 2,311 407 — 5,029 Total Residential Loans $ 210,565 $ 198,450 $ 129,311 $ 83,562 $ 74,801 $ 262,098 $ 111,970 $ — $ 1,070,757 Total Loans $ 899,034 $ 628,578 $ 429,480 $ 224,846 $ 191,012 $ 483,884 $ 126,373 $ — $ 2,983,207 For the purposes of the table above, nonperforming consumer and residential loans were those loans on nonaccrual status or are 90 days or more past due and still accruing interest. The recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process is $2.6 million. For the allowance calculation, an internally developed system of five credit quality indicators is used to rate the credit worthiness of each commercial loan defined as follows: 1) Satisfactory - "Satisfactory" borrowers have acceptable financial condition with satisfactory record of earnings and sufficient historical and projected cash flow to service the debt. Borrowers have satisfactory repayment histories and primary and secondary sources of repayment can be clearly identified; 2) Special Mention - Loans in this category have potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. "Special mention" assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. Loans which might be assigned this credit quality indicator include loans to borrowers with deteriorating financial strength and/or earnings record and loans with potential for problems due to weakening economic or market conditions; 3) Substandard - Loans classified as “substandard” are inadequately protected by the current sound net worth or paying capacity of the borrower or the collateral pledged, if any. Loans in this category have well defined weaknesses that jeopardize the repayment. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. “Substandard” loans may include loans which are likely to require liquidation of collateral to effect repayment, and other loans where character or ability to repay has become suspect. Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified substandard; 4) Doubtful - Loans classified as “doubtful” have all of the weaknesses inherent in those classified as “substandard” with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of current existing facts, conditions, 81 and values, highly questionable and improbable. Although possibility of loss is extremely high, classification of these loans as “loss” has been deferred due to specific pending factors or events which may strengthen the value (e.g. possibility of additional collateral, injection of capital, collateral liquidation, debt restructure, economic recovery, etc). Loans classified as “doubtful” need to be placed on non-accrual; and 5) Loss - Loans classified as “loss” are considered uncollectible with collateral of such little value that their continuance as bankable assets is not warranted. As of the date of the balance sheet, all loans in this category have been charged-off to the allowance for credit losses. Commercial loans are generally evaluated on an annual basis depending on the size and complexity of the loan relationship, unless the credit related quality indicator falls to a level of "special mention" or below, when the loan is evaluated quarterly. The credit quality indicator is one of the factors used in assessing the level of incurred risk of loss in our commercial related loan portfolios. Note 6: PREMISES AND EQUIPMENT (Dollars In Thousands) A summary of premises and equipment at December 31, 2023 and 2022 is presented below: 2023 2022 Land and Bank Premises $ 60,123 $ 41,295 Equipment, Furniture and Fixtures 37,948 35,107 Construction in Progress 1,099 15,855 Leasehold Improvements 5,127 5,083 Total Cost 104,297 97,340 Accumulated Depreciation and Amortization (49,115) (45,486) Net Owned Premises and Equipment 55,182 51,854 Leased Assets (see Note 18) 4,460 4,637 Net Premises and Equipment $ 59,642 $ 56,491 Amounts charged to expense for depreciation totaled $3,752, $3,330 and $2,993 in 2023, 2022 and 2021, respectively. During 2023 the multi-year renovation project to enhance and improve the downtown Glens Falls Main Campus was completed and accordingly,amounts previously reflected in Construction in Progress were transferred into the appropriate asset category. 82

Note 7: OTHER INTANGIBLE ASSETS (Dollars In Thousands) The following table presents information on Arrow’s other intangible assets (other than goodwill) as of December 31, 2023, 2022 and 2021: Depositor Intangibles Mortgage Servicing Rights1 Customer Intangibles2 Total Gross Carrying Amount, December 31, 2023 $ 2,247 $ 3,296 $ 4,382 $ 9,925 Accumulated Amortization (2,247) (2,725) (3,843) (8,815) Net Carrying Amount, December 31, 2023 $ — $ 571 $ 539 $ 1,110 Gross Carrying Amount, December 31, 2022 $ 2,247 $ 3,296 $ 4,382 $ 9,925 Accumulated Amortization (2,247) (2,511) (3,667) (8,425) Net Carrying Amount, December 31, 2022 $ — $ 785 $ 715 $ 1,500 Rollforward of Intangible Assets: Balance, December 31, 2020 $ — $ 832 $ 1,118 $ 1,950 Intangible Assets Acquired — 436 — 436 Intangible Assets Disposed — — — — Amortization of Intangible Assets — (258) (210) (468) Balance, December 31, 2021 — 1,010 908 1,918 Intangible Assets Acquired — 10 — 10 Intangible Assets Disposed — — — — Amortization of Intangible Assets — (235) (193) (428) Balance, December 31, 2022 — 785 715 1,500 Intangible Assets Acquired — — — — Intangible Assets Disposed — — — — Amortization of Intangible Assets — (214) (176) (390) Balance, December 31, 2023 $ — $ 571 $ 539 $ 1,110 1 Amortization of mortgage servicing rights is reported in the Consolidated Statements of Income as a reduction of mortgage servicing fee income, which is included with fees for other services to customers. 2 Amortization of customer intangibles are reported in the Consolidated Statements of Income as a component of other operating expense. The following table presents the remaining estimated annual amortization expense for Arrow's intangible assets as of December 31, 2023: Mortgage Servicing Rights Customer Intangibles Total Estimated Annual Amortization Expense: 2024 $ 206 $ 155 $ 361 2025 195 107 302 2026 144 89 233 2027 25 72 97 2028 1 55 56 2029 and beyond — 61 61 Total $ 571 $ 539 $ 1,110 83

Note 8: COMMITMENTS AND CONTINGENCIES (Dollars In Thousands) The following table presents the notional amount and fair value of Arrow's off-balance sheet commitments to extend credit and commitments under standby letters of credit as of December 31, 2023 and 2022: Balance at December 31, 2023 2022 Notional Amount: Commitments to Extend Credit $ 444,256 $ 424,197 Standby Letters of Credit 3,824 3,627 Fair Value: Commitments to Extend Credit $ — $ — Standby Letters of Credit — 2 Arrow is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Commitments to extend credit include home equity lines of credit, commitments for residential and commercial construction loans and other personal and commercial lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the involvement Arrow has in particular classes of financial instruments. Arrow's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Arrow uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Arrow evaluates each customer's creditworthiness on a case- by-case basis. Home equity lines of credit are secured by residential real estate. Construction lines of credit are secured by underlying real estate. For other lines of credit, the amount of collateral obtained, if deemed necessary by Arrow upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Most of the commitments are variable rate instruments. Arrow does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit. Arrow has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit at December 31, 2023 and 2022 represent the maximum potential future payments Arrow could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on- balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios will generally range from 50% for movable assets, such as inventory, to 100% for liquid assets, such as bank CD's. Fees for standby letters of credit range from 1% to 3% of the notional amount. Fees are collected upfront and amortized over the life of the commitment. The carrying amount and fair value of Arrow's standby letters of credit at December 31, 2023 and 2022 were insignificant. The fair value of standby letters of credit is based on the fees currently charged for similar agreements or the cost to terminate the arrangement with the counterparties. The fair value of commitments to extend credit is determined by estimating the fees to enter into similar agreements, taking into account the remaining terms and present creditworthiness of the counterparties, and for fixed rate loan commitments, the difference between the current and committed interest rates. Arrow provides several types of commercial lines of credit and standby letters of credit to its commercial customers. The pricing of these services is not isolated as Arrow considers the customer's complete deposit and borrowing relationship in pricing individual products and services. The commitments to extend credit also include commitments under home equity lines of credit, for which Arrow charges no fee. The carrying value and fair value of commitments to extend credit are not material and Arrow does not expect to incur any material loss as a result of these commitments. In the normal course of business, Arrow and its subsidiary banks become involved in a variety of routine legal proceedings. At present, there are no legal proceedings pending or threatened, which in the opinion of management and counsel, would result in a material loss to Arrow, except as noted below. Legal expenses incurred in connection with loss contingencies are expensed as incurred. Except as noted below, Arrow, including its subsidiary banks, is not currently the subject of any material pending legal proceedings, other than ordinary routine litigation occurring in the normal course of their business. On an ongoing basis, Arrow is often the subject of, or a party to, various legal claims by other parties against Arrow, by Arrow against other parties, or involving Arrow, which arise in the normal course of business. The various pending legal claims against Arrow will not, in the opinion of management based upon consultation with counsel, result in any material liability. 84

On June 23, 2023, Robert C. Ashe filed a putative class action complaint (Ashe Lawsuit) against the Company in the United States District Court for the Northern District of New York. In addition to the Company, the complaint names as defendants Thomas J. Murphy, the Company’s former CEO and from September 30, 2022 to February 20, 2023, its interim CFO, Edward J. Campanella, the Company’s former CFO, and Penko Ivanov, the Company’s current CFO (“Individual Defendants” and, together with the Company, the "Defendants"). The complaint alleges that the Defendants made materially false and misleading statements regarding the Company’s business, operations and compliance policies in the Company’s public filings between March 12, 2022 and May 12, 2023. The complaint further alleges that the Individual Defendants are liable for these materially false and misleading statements as "controlling persons" of the Company. Based on these allegations, the complaint brings two claims for violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and of Section 20(a) of the Exchange Act. Mr. Ashe, on behalf of a purported class of shareholders, seeks compensatory damages as well as recovery of the costs and fees associated with the litigation. . On December 5, 2023, plaintiff Ashe filed an amended complaint that changed the putative class period to the period from August 5, 2022 through May 12, 2023, but challenged substantially the same statements on the same basis. On February 9, 2024, the Company moved to dismiss the action in its entirety. That motion is scheduled to be fully briefed on May 6, 2024. All discovery in the action is stayed pending a decision on that motion.. The Company continues to believes the lawsuit to be without merit and expressly denies any wrongdoing in connection with the matters claimed in the complaint and intends to vigorously defend the lawsuit. On December 12, 2023 the Company become aware that Stephen Bull filed a complaint (Shareholder Derivative Complaint or Derivative Case) on behalf of Arrow against the three individual defendants in the Ashe Lawsuit as well as against all members of Arrow’s board of directors during the class period in Ashe. The Company is named solely as a nominal defendant in the action and would be the beneficiary of any recovery. The Shareholder Derivative Complaint alleges breaches of fiduciary duty (i) by the Ashe individual defendants based on substantially the same allegedly misleading statements pleaded in the Ashe complaint; and (ii) the director defendants by failing adequately to oversee the individual defendants and maintain internal and disclosure controls. Plaintiffs seek (i) unspecified damages (which would be payable to the Company) for costs incurred as a result of the alleged misstatements, including costs of investigation, remediation, and litigation, (ii) repayment of the director defendants’ compensation on a unjust enrichment theory, and (iii) , an order directing the Company to take all necessary actions to reform and improve its corporate governance, and the recovery of costs and fees associated with the litigation. The Shareholder Derivative Complaint also asserts various federal securities claims based on the same alleged misrepresentations. On March 5, 2024, the parties filed a stipulation under which the defendants accepted service and the case will be stayed pending disposition of the motion to dismiss the Ashe action. The Company intends to vigorously defend itself against the class action and derivative claims. Note 9: TIME DEPOSITS (Dollars In Thousands) The following summarizes the contractual maturities of time deposits during years subsequent to December 31, 2023: Year of Maturity Total Time Deposits 2024 $ 626,010 2025 25,250 2026 5,535 2027 4,098 2028 2,183 2029 and beyond — Total $ 663,076 Note 10: DEBT (Dollars in Thousands) Schedule of Borrowings: 85

2023 2022 Balances at December 31: FHLBNY Overnight Advances 20,000 27,000 FHLBNY Term Advances 6,500 27,800 Total Borrowings $ 26,500 $ 54,800 Maximum Borrowing Capacity at December 31: Federal Funds Purchased $ 28,000 $ 52,000 Federal Home Loan Bank of New York 576,602 663,259 Federal Reserve Bank of New York 738,511 649,112 Available Borrowing Capacity at December 31: Federal Funds Purchased $ 28,000 $ 52,000 Federal Home Loan Bank of New York 550,102 608,458 Federal Reserve Bank of New York 738,511 649,112 Arrow's subsidiary banks have in place unsecured federal funds lines of credit with two correspondent banks. As a member of the FHLBNY, Arrow participates in the advance program which allows for overnight and term advances up to the limit of pledged collateral, including FHLBNY stock and any loans secured by real estate such as commercial real estate, residential real estate and home equity loans (see Notes 4: Investment Securities, and 5: Loans to the Consolidated Financial Statements). The maximum borrowing capacities at the FHLBNY and FRB are determined based on the fair value of the collateral pledged, subject to discounts determined by the respective lenders. As of December 31, 2023, the carrying cost for the FHLBNY collateral was approximately $865 million and approximately $1.0 billion for the FRB. As of December 31, 2023, the fair value for the FHLBNY collateral was approximately $703 million and approximately $1.0 billion for the FRB. The investment in FHLBNY stock is proportional to the total of Arrow's overnight and term advances (see the Schedule of Federal Reserve Bank and Federal Home Loan Bank Stock in Note 4, Investment Securities, to the Consolidated Financial Statements). Arrow's bank subsidiaries have also established borrowing facilities with the Federal Reserve Bank of New York for potential “discount window” advances, pledging certain consumer loans as collateral (see Note 5, Loans, to the Consolidated Financial Statements). Long Term Debt - FHLBNY Term Advances In addition to overnight advances, Arrow also borrows longer-term funds from the FHLBNY. Maturity Schedule of FHLBNY Term Advances: Balances Weighted Average Rate Final Maturity 2023 2022 2023 2022 First Year $ 4,250 $ 27,800 5.80% 2.70 % Second Year 2,250 — 5.38% — % Total $ 6,500 $ 27,800 5.66% 2.70 % Long Term Debt - Guaranteed Preferred Beneficial Interests in Corporation's Junior Subordinated Debentures During 2023, there were outstanding two classes of financial instruments issued by two separate subsidiary business trusts of Arrow, identified as “Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts” on the Consolidated Balance Sheets and the Consolidated Statements of Income. The first of the two classes of trust-issued instruments outstanding at year-end was issued by Arrow Capital Statutory Trust II ("ACST II"), a Delaware business trust established on July 16, 2003, upon the filing of a certificate of trust with the Delaware Secretary of State. In July 2003, ACST II issued all of its voting (common) stock to Arrow and issued and sold to an unaffiliated purchaser 30-year guaranteed preferred beneficial interests in the trust's assets ("ACST II trust preferred securities"). The rate on the securities is variable, adjusting quarterly to the 3-month LIBOR plus 3.15%. Arrow designated SOFR as the replacement index for financial instruments. The rate on the securities will be tied to the 3-month SOFR plus 3.15% post-conversation. ACST II used the proceeds of the sale of its trust preferred securities to purchase an identical amount of junior subordinated debentures issued by Arrow that bear an interest rate identical at all times to the rate payable on the ACST II trust preferred securities. The ACST II trust preferred securities became redeemable after July 23, 2008 and mature on July 23, 2033. The second of the two classes of trust-issued instruments outstanding at year-end was issued by Arrow Capital Statutory Trust III ("ACST III"), a Delaware business trust established on December 23, 2004, upon the filing of a certificate of trust with the Delaware Secretary of State. On December 28, 2004, the ACST III issued all of its voting (common) stock to Arrow and issued and sold to an unaffiliated purchaser 30-year guaranteed preferred beneficial interests in the trust's assets ("ACST III"). The rate on the ACST III trust preferred securities is a variable rate, adjusted quarterly, equal to the 3-month LIBOR plus 2.00%. The rate on the securities will be tied to the 3-month SOFR plus 2.00% post-conversation. ACST III used the proceeds of the sale of its 86 trust preferred securities to purchase an identical amount of junior subordinated debentures issued by Arrow that bear an interest rate identical at all times to the rate payable on the ACST III trust preferred securities. The ACST III trust preferred securities became redeemable on or after March 31, 2010 and mature on December 28, 2034. Arrow has entered into interest rate swaps to synthetically fix the variable rate interest payments associated with $20 million in outstanding subordinated trust securities. These agreements are designated as cash flow hedges. The primary assets of the two subsidiary trusts having trust preferred securities outstanding at year-end, ACST II and ACST III (the “Trusts”), are Arrow's junior subordinated debentures discussed above, and the sole revenues of the Trusts are payments received by them from Arrow with respect to the junior subordinated debentures. The trust preferred securities issued by the Trusts are non-voting. All common voting securities of the Trusts are owned by Arrow. Arrow used the net proceeds from its sale of junior subordinated debentures to the Trusts, facilitated by the Trust’s sale of their trust preferred securities to the purchasers thereof, for general corporate purposes. The trust preferred securities and underlying junior subordinated debentures, with associated expense that is tax deductible, qualify as Tier I capital under regulatory definitions. Arrow's primary source of funds to pay interest on the debentures that are held by the Trusts are current dividends received by Arrow from its subsidiary banks. Accordingly, Arrow's ability to make payments on the debentures, and the ability of the Trusts to make payments on their trust preferred securities, are dependent upon the continuing ability of Arrow's subsidiary banks to pay dividends to Arrow. Since the trust preferred securities issued by the subsidiary trusts and the underlying junior subordinated debentures issued by Arrow at December 31, 2023, 2022 and 2021 are classified as debt for financial statement purposes, the expense associated with these securities is recorded as interest expense in the Consolidated Statements of Income for the three years. Schedule of Guaranteed Preferred Beneficial Interests in Corporation's Junior Subordinated Debentures 2023 2022 ACST II Balance at December 31, $ 10,000 $ 10,000 Period End: Variable Interest Rate 8.74% 6.82 % Fixed Interest Rate resulting from cash flow hedge agreement 4.00% 4.00 % ACST III Balance at December 31, $ 10,000 $ 10,000 Period End: Variable Interest Rate 7.59% 5.67 % Fixed Interest Rate resulting from cash flow hedge agreement 2.86% 2.86% 87

Note 11: COMPREHENSIVE INCOME (LOSS), NET OF TAX (Dollars In Thousands) The following table presents the components of other comprehensive income (loss) for the years ended December 31, 2023, 2022 and 2021: Schedule of Comprehensive Income (Loss) Before-Tax Amount Tax (Benefit) Expense Net-of-Tax Amount 2023 Net Unrealized Securities Holding Gains Arising During the Period $ 14,070 (3,629) 10,441 Reclassification Adjustment for Securities Losses Included in Net Income 9,097 (2,345) 6,752 Net Unrealized Gains on Cash Flow Swap (3,908) 1,008 (2,900) Reclassification of Net Unrealized Loss on Cash Flow Hedge Agreements 750 (193) 557 Net Retirement Plan Loss 2,354 (607) 1,747 Prior Service Cost (526) 135 (391) Amortization of Net Retirement Plan Actuarial Loss (162) 43 (119) Amortization of Net Retirement Plan Prior Service Cost 205 (53) 152 Other Comprehensive Income $ 21,880 (5,641) 16,239 2022 Net Unrealized Securities Holding Losses Arising During the Period $ (64,774) 16,547 (48,227) Net Unrealized Gains on Cash Flow Swap 3,467 (885) 2,582 Reclassification of Net Unrealized Loss on Cash Flow Hedge Agreements 204 (52) 152 Net Retirement Plan Loss (6,938) 1,791 (5,147) Settlement Cost 577 (149) 428 Amortization of Net Retirement Plan Actuarial Loss 56 (15) 41 Amortization of Net Retirement Plan Prior Service Cost 228 (59) 169 Other Comprehensive Loss $ (67,180) 17,178 (50,002) 2021 Net Unrealized Securities Holding Losses Arising During the Period $ (8,616) 2,203 (6,413) Net Unrealized Gains on Cash Flow Swap 1,249 (320) 929 Reclassification of Net Unrealized Gain on Cash Flow Hedge Agreements (126) 32 (94) Net Retirement Plan Loss 8,733 (2,233) 6,500 Amortization of Net Retirement Plan Actuarial Loss 91 (23) 68 Amortization of Net Retirement Plan Prior Service Cost 232 (59) 173 Other Comprehensive Income $ 1,563 (400) 1,163 88

The following table presents the changes in accumulated other comprehensive (loss) income by component: Changes in Accumulated Other Comprehensive (Loss) Income by Component (1) Unrealized Defined Benefit Plan Items Gains and Unrealized Losses on Gain On Net Net Prior Available-for- Cash Flow Actuarial Service Sale Securities Swap Gain (Loss) (Cost ) Credit Total For the Year-To-Date periods ended: December 31, 2022 $ (48,841) 4,054 (4,467) (401) (49,655) Other comprehensive income (loss) before reclassifications 10,441 (2,900) 1,747 (391) 8,897 Amounts reclassified from accumulated other comprehensive income (loss) 6,752 557 (119) 152 7,342 Net current-period other comprehensive income (loss) 17,193 (2,343) 1,628 (239) 16,239 December 31, 2023 $ (31,648) 1,711 (2,839) (640) (33,416) December 31, 2021 $ (614) 1,320 639 (998) 347 Other comprehensive (loss) income before reclassifications (48,227) 2,582 (5,147) 428 (50,364) Amounts reclassified from accumulated other comprehensive income — 152 41 169 362 Net current-period other comprehensive (loss) income (48,227) 2,734 (5,106) 597 (50,002) December 31, 2022 $ (48,841) 4,054 (4,467) (401) (49,655) December 31, 2020 $ 5,799 485 (5,929) (1,171) (816) Other comprehensive (loss) income before reclassifications (6,413) 929 6,500 — 1,016 Amounts reclassified from accumulated other comprehensive (loss) income — (94) 68 173 147 Net current-period other comprehensive (loss) income (6,413) 835 6,568 173 1,163 December 31, 2021 $ (614) 1,320 639 (998) 347 (1) All amounts are net of tax. Amounts in parentheses indicate debits. 89

The following table presents the reclassifications out of accumulated other comprehensive income (loss) For the Year-to-date periods ended: December 31, 2023 Reclassification of unrealized gains and losses on available-for-sale securities $ (9,097) Net (Loss) Gain on Securities Reclassification of net unrealized gain on cash flow hedge agreements (750) Interest Expense Amortization of defined benefit pension items Prior-service credit (205) (2) Salaries and Employee Benefits Actuarial Loss 162 (2) Salaries and Employee Benefits (9,890) Total before tax 2,548 Provision for Income Taxes Total reclassifications for the period $ (7,342) Net of tax December 31, 2022 Reclassification of net unrealized gain on cash flow hedge agreements (204) Interest Expense Amortization of defined benefit pension items Prior-service credit $ (228) (2) Salaries and Employee Benefits Actuarial Loss (56) (2) Salaries and Employee Benefits (488) Total before tax 126 Provision for Income Taxes Total reclassifications for the period $ (362) Net of tax December 31, 2021 Reclassification of net unrealized gain on cash flow hedge agreements 126 Interest Expense Amortization of defined benefit pension items Prior-service credit $ (232) (2) Salaries and Employee Benefits Actuarial Loss (91) (2) Salaries and Employee Benefits (197) Total before tax 50 Provision for Income Taxes Total reclassifications for the period $ (147) Net of tax Reclassifications Out of Accumulated Other Comprehensive Income (Loss) (1) Amounts Reclassified Details about Accumulated Other from Accumulated Other Affected Line Item in the Statement Comprehensive Income (Loss) Components Comprehensive Income (Loss) Where Net Income Is Presented (1) Amounts in parentheses indicate debits to profit/loss. (2) These accumulated other comprehensive income components are included in the computation of net periodic pension cost (see retirement benefit plans footnote for additional details). 90

Note 12: STOCK-BASED COMPENSATION (Dollars In Thousands, Except Share and Per Share Amounts) Arrow has established three stock-based compensation plans: a Long Term Incentive Plan, an Employee Stock Purchase Plan (ESPP) and an Employee Stock Ownership Plan (ESOP). All share and per share data have been adjusted for the September 26, 2023 3% stock dividend. Long Term Incentive Plan The Long Term Incentive Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock, restricted stock units, performance units and performance shares. The Compensation Committee of the Board of Directors administers the Long Term Incentive Plan. Shares Available for Grant at December 31, 2023 414,561 Stock Options - Options may be granted at a price no less than the greater of the par value or fair market value of such shares on the date on which such option is granted, and generally expire ten years from the date of grant. The options usually vest over a four-year period. The following table summarizes information about stock option activity for the year ended December 31, 2023. Shares Weighted Average Exercise Price Weighted Average Remaining Contractual Life (in years) Aggregate Intrinsic Value Outstanding at January 1, 2023 287,444 $ 28.56 Granted 57,680 $ 31.47 Exercised (4,677) $ 20.62 Forfeited (35,139) $ 30.91 Outstanding at December 31, 2023 305,308 $ 28.96 5.35 $ — Vested at Period-End 206,850 $ 27.84 4.00 $ 21 Expected to Vest 98,458 $ 31.32 8.19 $ — The following is the Schedule of Stock Options Granted Under the Long Term Incentive Plan by Exercise Price Range. Exercise Price Ranges $18.97 $19.99 to $20.41 $27.04 to $27.47 $30.26 $31.34 to $33.78 Total Outstanding at December 31, 2023 Number of Stock Options Outstanding 8,757 20,466 115,903 28,917 131,265 305,308 Weighted-Average Remaining Contractual Life (in years) 0.09 1.61 4.81 3.08 7.27 5.35 Weighted-Average Exercise Price $ 18.97 $ 20.21 $ 27.26 $ 30.26 $ 32.20 $ 28.96 Vested at December 31, 2023 Number of Stock Options Outstanding 8,757 20,466 97,864 28,917 50,846 206,850 Weighted-Average Remaining Contractual Life (in years) 0.09 1.61 4.39 3.08 5.43 4.00 Weighted-Average Exercise Price $ 18.97 $ 20.21 $ 27.30 $ 30.26 $ 32.08 $ 27.84 91

The following is the Schedule of Other Information on Stock Options Granted. 2023 2022 2021 Stock Options Granted 57,680 60,471 60,646 Weighted Average Grant Date Information: Fair Value of Options Granted $ 7.78 $ 7.21 $ 4.44 Fair Value Assumptions: Dividend Yield 3.30% 2.90% 3.41 % Expected Volatility 28.38% 27.15% 26.53 % Risk Free Interest Rate 3.57% 1.69% 0.49 % Expected Lives (in years) 8.34 8.56 8.75 Amount Expensed During the Year $ 284 $ 312 $ 282 Compensation Costs for Non-vested Awards Not Yet Recognized 536 542 427 Weighted Average Expected Vesting Period, In Years 2.29 2.22 2.16 Proceeds From Stock Options Exercised $ 96 $ 631 $ 1,505 Tax Benefits Related to Stock Options Exercised 11 34 69 Intrinsic Value of Stock Options Exercised 34 338 439 Restricted Stock Units - Historically, the Company has granted restricted stock units which gives the recipient the right to receive shares of Company stock upon vesting. The fair value of each restricted stock unit is the market value of Company stock on the date of grant. 100% of the restricted stock unit awards vest three years from the grant date, unless vested or forfeited prior to vesting in accordance with the terms of the award. Once vested, the restricted stock units become vested units and are no longer forfeitable. Vested units settle upon retirement of the recipient. Unvested restricted stock unit awards will generally be forfeited if the recipient ceases to be employed by the Company, with limited exceptions. The following table summarizes information about restricted stock unit activity for the year ended December 31, 2023. Restricted Stock Units Weighted Average Grant Date Fair Value Non-vested at January 1, 2023 13,925 $ 30.47 Granted 5164 31.47 Vested (19,089) 30.74 Non-vested at December 31, 2023 — — Non-vested at January 1, 2022 14,007 $ 28.42 Granted 4,441 33.78 Vested (4,523) 27.35 Non-vested at December 31, 2022 13,925 30.47 Non-vested at January 1, 2021 12,744 $ 28.94 Granted 5,177 26.90 Vested (3,914) 28.11 Non-vested at December 31, 2021 14,007 28.42 The following table presents information on the amounts expensed related to Restricted Stock Units awarded pursuant to the Long Term Incentive Plan for the years ended December 31, 2023, 2022 and 2021. 2023 2022 2021 Amount Expensed During the Year $ 321 $ 141 $ 132 Compensation Costs for Non-vested Awards Not Yet Recognized — 158 149 Employee Stock Purchase Plan In April 2023, Arrow suspended the operation of the ESPP as a result of the now resolved delay in filing the 2022 Form 10-K and the 2023 Q1 Form 10-Q and the related effects under applicable securities laws. In October 2023, the Board of Directors approved the adoption of the 2023 ESPP, which is intended to satisfy all requirements of Section 423 of the Internal Revenue 92

Code, which was effective January 1, 2024. Under the new qualified 2023 ESPP, the amount of the discount is 10%. Until its suspension due to the filing delays, Arrow sponsored an ESPP under which employees purchased Arrow's common stock at a 5% discount below market price. Under current accounting guidance, a stock purchase plan with a discount of 5% or less is not considered a compensatory plan. The new qualified 2023 ESPP will be submitted to the Arrow shareholders for approval at the next annual meeting of shareholders. In the event the shareholders of the Company do not approve the 2023 ESPP at the Annual Meeting: (i) the 2023 ESPP shall immediately terminate; (ii) all amounts contributed by each participant in the 2023 ESPP which have not been used to purchase Common Stock will be returned to such participant as soon as practicable; and (iii) purchases under the 2023 ESPP made from the Inception Date through the date of termination of the 2023 ESPP shall not be treated as purchased pursuant to an employee stock purchase plan that satisfies Section 423 of the Code and participants would not qualify for favorable tax treatment of such purchases. Employee Stock Ownership Plan Arrow maintains an employee stock ownership plan. Substantially all employees of Arrow and its subsidiaries are eligible to participate upon satisfaction of applicable service requirements. The Company makes voluntary cash contributions to the Plan each year. Schedule of ESOP Compensation Expense 2023 2022 2021 ESOP Compensation Expense $ 1,540 $ 1,457 $ 1,487 Note 13: RETIREMENT BENEFIT PLANS (Dollars in Thousands) Arrow sponsors qualified and nonqualified defined benefit pension plans and other postretirement benefit plans for its employees. Arrow maintains a non-contributory pension plan, which covers substantially all employees. Effective December 1, 2002, all active participants in the qualified defined benefit pension plan were given a one-time irrevocable election to continue participating in the traditional plan design, for which benefits were based on years of service and the participant’s final compensation (as defined), or to begin participating in the new cash balance plan design. All employees who participate in the plan after December 1, 2002 automatically participate in the cash balance plan design. The interest credits under the cash balance plan are based on the 30-year U.S. Treasury rate in effect for November of the prior year with a minimum interest credit of 3.0%. The service credits under the cash balance plan are equal to 6.0% of eligible salaries for employees who become participants on or after January 1, 2003. For employees in the plan prior to January 1, 2003, the service credits are scaled based on the age of the participant, and range from 6.0% to 12.0%. The funding policy is to contribute up to the maximum amount that can be deducted for federal income tax purposes and to make all payments required under ERISA. Arrow also maintains a supplemental non-qualified unfunded retirement plan to provide eligible employees of Arrow and its subsidiaries with benefits in excess of qualified plan limits imposed by federal tax law. Arrow has multiple non-pension postretirement benefit plans. The health care, dental and life insurance plans are contributory, with participants’ contributions adjusted annually. Arrow’s policy is to fund the cost of postretirement benefits based on the current cost of the underlying policies. However, the health care plan provision allows for grandfathered participants to receive automatic increases of Company contributions each year based on the increase in inflation and limited to a maximum of 5%. As of December 31, 2023, Arrow uses the sex-distinct Amount-Weighted Pri-2012 Mortality Tables for employees, healthy retirees and contingent survivors, with mortality improvements projected using Scale MP-2021 on a generational basis for the Pension Plan and the sex-distinct Amount-Weighted White Collar Pri-2012 Mortality Tables for employees, healthy retirees and contingent survivors, with mortality improvements projected using Scale MP-2021 on a generational basis for the Select Executive Retirement Plan. Segment interest rates of 5.50%, 5.76% and 5.83% were used in determining the present value of a lump sum payment/ annuitizing cash balance accounts as of December 31, 2023. Effective January 1, 2021, Glens Falls National amended the Arrow Financial Corporation Employees' Pension Plan. The plan change was adopted January 1, 2021 and the amendment was valued as of December 31, 2020. The plan amendment included the following: Effective January 1, 2021, the benefit payable to or on behalf of each participant: • whose employment with the Employer (or any predecessor Employer, except as noted below) terminated on or before January 1, 2016; • who satisfied the requirements for early, normal, or late retirement as of such termination; • who never participated in the United Vermont Bancorporation Plan and; • who is, or whose beneficiary is, receiving monthly benefit payments from the plan as of January 1, 2021 (including a participant or beneficiary who shall commence receiving benefits from the plan as of January 1, 2021), shall be increased by three percent (3%). The foregoing increase was applied to the monthly benefit actually payable to the participant, or to the participant's beneficiary, as of January 1, 2021, determined after all applicable adjustments, regardless of whether such benefit had been determined under the Company's plan or the plan of a predecessor employer that had been merged into the plan. The plan amendment caused a $351,638 increase in the projected benefit obligation creating a positive service cost which will be amortized over 9.70 years (the average expected future service of active plan participants.) 93

Effective January 1, 2021, Glens Falls National amended the Arrow Financial Corporation Employees' Select Executive Retirement Plan. The plan change was adopted January 1, 2021 and the amendment was valued as of December 31, 2020. The plan amendment provides a special adjustment to the monthly benefit payment for certain retirees. The plan amendment caused a $122,797 increase in the projected benefit obligation creating a positive prior service cost which will be amortized over 12.5 years. Settlement accounting is required when lump sum payments during a fiscal year exceed that fiscal year's Service Cost plus Interest Cost components of the Net Periodic Pension Cost. For 2023, settlement accounting was not required. For 2022, the sum of the Service Cost and Interest Cost was $3.3 million and the 2022 total lump sum payments exceeded that amount. The Plan therefore recognized in the 2022 Net Periodic Pension Cost a portion of the Unamortized Net (Gain)/Loss equal to the ratio of the projected benefit obligation for the participants that received a lump sum to the total projected benefit obligation. As of December 31, 2022, the Unamortized Net Loss prior to reflecting settlement accounting was $7.2 million. The ratio of the projected benefit obligation for participants that received a lump sum to the total projected benefit obligation was 8.06%. The effect of the settlement that was recognized in the 2022 Net Periodic Pension Cost was $577 thousand, which has been fully reflected in the 2022 Net Periodic Cost. The following tables set forth changes in the plans’ benefit obligations (projected benefit obligation for pension benefits and accumulated benefit obligation for postretirement benefits) and changes in the plans’ assets and the funded status of the pension plans and other postretirement benefit plan at December 31: Schedule of Defined Benefit Plan Disclosures Defined Benefit Plan Funded Status December 31, 2023 Fair Value of Plan Assets $ 59,199 $ — $ — Benefit Obligation 42,914 6,904 6,221 Funded Status of Plan $ 16,285 $ (6,904) $ (6,221) December 31, 2022 Fair Value of Plan Assets $ 54,300 $ — $ — Benefit Obligation 39,528 6,070 6,482 Funded Status of Plan $ 14,772 $ (6,070) $ (6,482) Change in Benefit Obligation Benefit Obligation, at January 1, 2023 $ 39,528 $ 6,070 $ 6,482 Service Cost 1 1,593 570 56 Interest Cost 2 2,099 336 332 Plan Participants' Contributions — — 459 Amendments / Curtailments / Special Termination 526 — — Actuarial Gain (Loss) 2,125 357 (397) Benefits Paid (2,957) (429) (711) Benefit Obligation, at December 31, 2023 $ 42,914 $ 6,904 $ 6,221 Benefit Obligation, at January 1, 2022 $ 45,659 $ 6,455 $ 7,994 Service Cost 1 1,877 835 90 Interest Cost 2 1,439 225 248 Plan Participants' Contributions — — 427 Actuarial Loss (4,555) (983) (1,571) Benefits Paid (4,892) (462) (706) Benefit Obligation, at December 31, 2022 $ 39,528 $ 6,070 $ 6,482 Change in Fair Value of Plan Assets Fair Value of Plan Assets, at January 1, 2023 $ 54,300 $ — $ — Actual Return on Plan Assets 7,856 — — Employer Contributions — 429 252 Plan Participants' Contributions — — 459 Benefits Paid (2,957) (429) (711) Fair Value of Plan Assets, at December 31, 2023 $ 59,199 $ — $ — Fair Value of Plan Assets, at January 1, 2022 $ 68,925 $ — $ — Actual Return on Plan Assets (9,733) — — Employees' Pension Plan Select Executive Retirement Plan Postretirement Benefit Plans 94

Employer Contributions — 462 279 Plan Participants' Contributions — — 427 Benefits Paid (4,892) (462) (706) Fair Value of Plan Assets, at December 31, 2022 $ 54,300 $ — $ — Accumulated Benefit Obligation at December 31, 2023 $ 42,900 $ 6,904 $ 6,221 Amounts Recognized in the Consolidated Balance Sheets December 31, 2023 Prepaid Pension Asset $ 16,285 $ — $ — Accrued Benefit Liability — (6,904) (6,221) Net Benefit (Expense) Recognized $ 16,285 $ (6,904) $ (6,221) December 31, 2022 Prepaid Pension Asset $ 14,772 $ — $ — Accrued Benefit Liability — (6,070) (6,482) Net Benefit (Expense) Recognized $ 14,772 $ (6,070) $ (6,482) Amounts Recognized in Other Comprehensive Income (Loss) For the Year Ended December 31, 2023 Net Unamortized (Gain) Loss Arising During the Period $ (2,315) $ 358 $ (397) Prior Service Cost 526 — — Amortization of Net (Loss) Gain (118) (73) 353 Amortization of Prior Service Cost (62) (39) (104) Total Other Comprehensive (Loss) Income for Pension and Other Postretirement Benefit Plans $ (1,969) $ 246 $ (148) For the Year Ended December 31, 2022 Net Unamortized Loss (Gain) Arising During the Period $ 9,492 $ (983) $ (1,571) Amortization of Net (Loss) Gain — (212) 156 Amortization of Prior Service Cost (78) (44) (106) Settlement Cost (577) — — Total Other Comprehensive Income (Loss) for Pension and Other Postretirement Benefit Plans $ 8,837 $ (1,239) $ (1,521) For the Year Ended December 31, 2021 Net Unamortized (Gain) Loss Arising During the Period $ (7,826) $ 332 $ (1,239) Amortization of Net (Loss) Gain — (178) 87 Amortization of Prior Service Cost (78) (48) (106) Total Other Comprehensive (Loss) Income for Pension and Other Postretirement Benefit Plans $ (7,904) $ 106 $ (1,258) Accumulated Other Comprehensive Income December 31, 2023 Net Actuarial Loss (Gain) $ 4,141 $ 1,739 $ (2,641) Prior Service Cost 840 330 262 Total Accumulated Other Comprehensive Income (Loss), Before Tax $ 4,981 $ 2,069 $ (2,379) December 31, 2022 Net Actuarial Loss (Gain) $ 6,574 $ 1,453 $ (2,597) Prior Service Cost 376 370 366 Total Accumulated Other Comprehensive Income (Loss), Before Tax $ 6,950 $ 1,823 $ (2,231) Employees' Pension Plan Select Executive Retirement Plan Postretirement Benefit Plans 95

Net Periodic Benefit Cost For the Year Ended December 31, 2023 Service Cost 1 $ 1,593 $ 570 $ 56 Interest Cost 2 2,099 336 332 Expected Return on Plan Assets 2 (3,416) — — Amortization of Prior Service Cost 2 62 39 104 Amortization of Net Loss (Gain) 2 118 73 (353) Net Periodic Benefit Cost $ 456 $ 1,018 $ 139 For the Year Ended December 31, 2022 Service Cost 1 $ 1,877 $ 835 $ 90 Interest Cost 2 1,439 225 248 Expected Return on Plan Assets 2 (4,314) — — Amortization of Prior Service Cost 2 77 44 106 Amortization of Net Loss 2 — 212 (156) Settlement Cost 2 577 — — Net Periodic Benefit (Income) Cost $ (344) $ 1,316 $ 288 For the Year Ended December 31, 2021 Service Cost 1 $ 1,934 $ 582 $ 109 Interest Cost 2 1,365 191 249 Expected Return on Plan Assets 2 (3,780) — — Amortization of Prior Service Cost 2 78 48 106 Amortization of Net Loss (Gain) 2 — 178 (87) Net Periodic Benefit (Income) Cost $ (403) $ 999 $ 377 Weighted-Average Assumptions Used in Calculating Benefit Obligation December 31, 2023 Discount Rate 5.52% 5.53% 5.51 % Rate of Compensation Increase 4.00% 4.00% 4.00 % Interest Rate Credit for Determining Projected Cash Balance Account 4.66% 4.66 % Interest Rates segments to Annuitize Cash Balance Account (Segment 1, Segment 2 and Segment 3, respectively) 5.50%, 5.76% and 5.83% 5.50%, 5.76% and 5.83% Interest Rates to Convert Annuities to Actuarially Equivalent Lump Sum Amounts (Segment 1, Segment 2 and Segment 3, respectively) 5.50%,5.76% and 5.83% 5.50%, 5.76% and 5.83% December 31, 2022 Discount Rate 5.59% 5.61% 5.62 % Rate of Compensation Increase 3.50% 3.50% 3.50 % Interest Rate Credit for Determining Projected Cash Balance Account 3.99% 3.99 % Employees' Pension Plan Select Executive Retirement Plan Postretirement Benefit Plans 96

Weighted-Average Assumptions Used in Calculating Net Periodic Benefit Cost December 31, 2023 Discount Rate 5.59% 5.61% 5.62 % Expected Long-Term Return on Plan Assets 6.50 % Rate of Compensation Increase 3.50% 3.50% 3.50 % Interest Rate Credit for Determining Projected Cash Balance Account 3.99% 3.99 % Interest Rates to Annuitize Cash Balance Account (Segment 1, Segment 2, and Segment 3, respectively) 5.50%, 5.76% and 5.83% 5.50%, 5.76% and 5.83% Interest Rates to Convert Annuities to Actuarially Equivalent Lump Sum Amounts (Segment 1, Segment 2 and Segment 3, respectively) 5.50%, 5.76% and 5.83% 5.50%, 5.76% and 5.83% December 31, 2022 Discount Rate 3.30% 5.61% 3.32 % Expected Long-Term Return on Plan Assets 6.50 % Rate of Compensation Increase 3.50% 3.50% 3.50 % Interest Rate Credit for Determining Projected Cash Balance Account 3.00% 3.99 % Interest Rates to Annuitize Cash Balance Account (Segment 1, Segment 2, and Segment 3, respectively) 5.09%, 5.60% and 5.41% 5.09%, 5.60% and 5.41% Interest Rates to Convert Annuities to Actuarially Equivalent Lump Sum Amounts (Segment 1, Segment 2 and Segment 3, respectively) 5.09%, 5.60% and 5.41% 5.09%, 5.60% and 5.41% December 31, 2021 Discount Rate 3.14% 3.19% 3.17 % Expected Long-Term Return on Plan Assets 6.50 % Rate of Compensation Increase 3.50% 3.50% 3.50 % Interest Rate Credit for Determining Projected Cash Balance Account 3.00% 3.00 % Interest Rates to Annuitize Cash Balance Account (Segment 1, Segment 2, and Segment 3, respectively) 1.02%, 2.72% and 3.08% 1.02%, 2.72% and 3.08% Interest Rates to Convert Annuities to Actuarially Equivalent Lump Sum Amounts (Segment 1, Segment 2 and Segment 3, respectively) 1.02%, 2.72% and 3.08% 1.02%, 2.72% and 3.08% Employees' Pension Plan Select Executive Retirement Plan Postretirement Benefit Plans Footnotes: 1. Included in Salaries and Employee Benefits on the Consolidated Statements of Income 2. Included in Other Operating Expense on the Consolidated Statements of Income 97

Schedule of Defined Benefit Plan Disclosures Information about Defined Benefit Plan Assets - Employees' Pension Plan Fair Value Measurements Using: Asset Category Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Total Percent of Total Target Allocation Minimum Target Allocation Maximum December 31, 2023 Cash $ — $ — $ — $ — — % — % 15.0 % Interest-Bearing Money Market Fund 1,257 — — 1,257 2.1% — % 15.0 % Arrow Common Stock 5,443 — — 5,443 9.2% — % 10.0 % North Country Funds - Equity 2 20,012 — — 20,012 33.8 % Other Mutual Funds - Equity 19,883 — — 19,883 33.6 % Total Equity Funds 39,895 — — 39,895 67.4% 55.0% 85.0 % Other Mutual Funds - Fixed Income 12,012 — — 12,012 20.3 % Total Fixed Income Funds 12,012 — — 12,012 20.3% 10.0% 30.0 % Alternative ETF 592 — — 592 1.0% — % 20.0 % Total $ 59,199 $ — $ — $ 59,199 100.0 % December 31, 2022 Cash $ — $ — $ — $ — — % — % 15.0 % Interest-Bearing Money Market Fund 1,291 — — 1,291 2.4% — % 15.0 % Arrow Common Stock1 6,411 — — 6,411 11.8% — % 10.0 % North Country Funds - Equity 2 20,714 — — 20,714 38.2 % Other Mutual Funds - Equity 15,059 — — 15,059 27.7 % Total Equity Funds 35,773 — — 35,773 65.9% 55.0% 85.0 % North Country Funds - Fixed income 2 — — — — — % Other Mutual Funds - Fixed Income 6,094 — — 6,094 11.2 % Total Fixed Income Funds 6,094 — — 6,094 11.2% 10.0% 30.0 % Alternative ETF 4,731 — — 4,731 8.7% — % 20.0 % Total $ 54,300 $ — $ — $ 54,300 100.0 % Footnotes: 1 Payment for the acquisition of Common Stock was under 10% of the total fair value of the employee's pension plan assets at the time of acquisition. 2 The North Country Funds - Equity and the North Country Funds - Fixed Income are publicly traded mutual funds advised by Arrow's subsidiary, North Country Investment Advisers, Inc. North Country Funds - Fixed Income was liquidated and dissolved in 2022. 98

Schedule of Defined Benefit Plan Disclosures Employees' Pension Plan Select Executive Retirement Plan Postretirement Benefit Plans Expected Future Benefit Payments 2024 $ 3,739 $ 701 $ 613 2025 3,468 682 622 2026 3,262 653 643 2027 3,330 654 664 2028 3,336 623 636 2029 - 2033 16,545 2,713 2,727 Estimated Contributions During 2024 $ — $ 701 $ 613 Assumed Health Care Cost Trend Rates December 31, 2023 Health Care Cost Trend Rate Assumed for Next Year 7.75 % Rate to which the Cost Trend Rate is Assumed to Decline (the Ultimate Trend Rate) 4.04 % Year that the Rate Reaches the Ultimate Trend Rate 2075 December 31, 2022 Health Care Cost Trend Rate Assumed for Next Year 7.75 % Rate to which the Cost Trend Rate is Assumed to Decline (the Ultimate Trend Rate) 4.04 % Year that the Rate Reaches the Ultimate Trend Rate 2075 Fair Value of Plan Assets (Defined Benefit Plan): For information on fair value measurements, including descriptions of level 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by Arrow, see Notes 2, Summary of Significant Accounting Policies, and 17, Fair Values, to the Consolidated Financial Statements. The fair value of level 1 financial instruments in the table above are based on unadjusted, quoted market prices from exchanges in active markets. In accordance with ERISA guidelines, the Board authorized the purchase of Arrow common stock up to 10% of the fair market value of the plan's assets at the time of acquisition. Pension Plan Investment Policies and Strategies: The Company maintains a non-contributory pension benefit plan covering substantially all employees for the purpose of rewarding long and loyal service to the Company. The pension assets are held in trust and are invested in a prudent manner for the exclusive purpose of providing benefits to participants. The investment objective is to achieve an inflation-protected rate of return that meets the actuarial assumption which is used for funding purposes. The investment strategy attempts to maximize the investment return on assets at a level of risk deemed appropriate by the Company while complying with ERISA and any applicable regulations and laws. The investment strategy utilizes asset allocation as a principal determinant for establishing the risk/reward profile of the assets. Asset allocation ranges are established, periodically reviewed, and adjusted as funding levels, and participant benefit characteristics change. Active and passive investment management is employed to help enhance the risk/ return profile of the assets. The plan’s assets are invested in a diversified portfolio of equity securities comprised of companies with small, mid, and large capitalizations. Both domestic and international equities are allowed to provide further diversification and opportunity for return in potentially higher growth economies with lower correlation of returns. Growth and value styles of investment are employed to increase the diversification and offer varying opportunities for appreciation. The fixed income portion of the plan may be invested in U.S. dollar denominated debt securities that shall be rated within the top four ratings categories by nationally recognized ratings agencies. The fixed income portion will be invested without regard to industry or sector based on analysis of 99 each target security’s structural and repayment features, current pricing and trading opportunities as well as credit quality of the issuer. Individual bonds with ratings that fall below the plan’s rating requirements will be sold only when it is in the best interests of the plan. Hybrid investments, such as convertible bonds, may be used to provide growth characteristics while offering some protection to declining equity markets by having a fixed income component. Alternative investments such as Treasury Inflation Protected Securities, commodities, and REITs may be used to further enhance diversification while offering opportunities for return. In accordance with ERISA guidelines, common stock of the Company may be purchased up to 10% of the fair market value of the plan’s assets at the time of acquisition. Derivative investments are prohibited in the plan. The return on assets assumption was developed through review of historical market returns, historical asset class volatility and correlations, current market conditions, the plan’s past experience, and expectations on potential future market returns. The assumption represents a long-term average view of the performance of the assets in the plan, a return that may or may not be achieved during any one calendar year. The assumption is based on the return of the plan using the historical 15 year return adjusted for the potential for lower than historical returns due to low interest rates. Cash Flows - We were not required to and we did not make any contribution to our qualified pension plan in 2023. Arrow makes contributions for its postretirement benefits in an amount equal to actual expenses for the year. Note 14: OTHER EXPENSES (Dollars In Thousands) Other operating expenses included in the Consolidated Statements of Income are as follows: 2023 2022 2021 Legal and Other Professional Fees 8,989 3,076 2,706 Postage and Courier 1,367 1,277 1,044 Advertising and Promotion 1,173 1,190 1,083 Stationery and Printing 832 805 721 Intangible Asset Amortization 176 193 210 Litigation Reserve Expense — — 1,475 All Other 6,630 4,490 4,285 Total Other Operating Expense $ 19,169 $ 11,031 $ 11,524 Note 15: INCOME TAXES (Dollars In Thousands) The provision for income taxes is summarized below: Current Tax Expense: 2023 2022 2021 Federal $ 4,611 $ 12,263 $ 10,957 State 1,035 3,103 2,645 Total Current Tax Expense 5,646 15,366 13,602 Deferred Tax Expense (Benefit): Federal 1,825 (798) 712 State (26) (454) 233 Total Deferred Tax Expense (Benefit) 1,799 (1,252) 945 Total Provision for Income Taxes $ 7,445 $ 14,114 $ 14,547 The provisions for income taxes differed from the amounts computed by applying the U.S. Federal Income Tax Rate of 21% to pre-tax income as a result of the following: 2023 2022 2021 Statutory Federal Tax Rate 21.0% 21.0% 21.0% (Decrease) Increase Resulting From: Tax-Exempt Income (2.3) (1.4) (1.5) State Taxes, Net of Federal Income Tax Benefit 2.3 3.4 3.4 Other Items, Net (1.2) (0.6) (0.3) Effective Tax Rate 19.8% 22.4% 22.6% 100

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2023 and 2022 are presented below: 2023 2022 Deferred Tax Assets: Net Unrealized Losses on Securities Available-for-Sale Included in Accumulated Other Comprehensive Income $ 11,003 $ 16,914 Allowance for Credit Losses 8,475 8,199 Lease liabilities 2,635 2,821 Pension and Deferred Compensation Plans 3,708 3,571 Pension Liability Included in Accumulated Other Comprehensive Income 1,210 1,692 Historic Tax Credit 363 749 Other 781 745 Total Gross Deferred Tax Assets 28,175 34,691 Valuation Allowance for Deferred Tax Assets — — Total Gross Deferred Tax Assets, Net of Valuation Allowance $ 28,175 $ 34,691 Deferred Tax Liabilities: Pension Plans $ 5,489 $ 5,606 Depreciation 5,094 3,165 ROU assets 2,426 2,646 Deferred Income 3,905 3,266 Net Unrealized Gains on Equity Securities 207 272 Goodwill 3,379 3,416 Gain on Cash Flow Hedge Agreements Included in Accumulated Other Comprehensive Income 590 1,404 Total Gross Deferred Tax Liabilities $ 21,090 $ 19,775 Deferred Tax Asset, Net $ 7,085 $ 14,916 Management believes that the realization of the recognized gross deferred tax assets at December 31, 2023 and 2022 is more likely than not, based on historic earnings and expectations as to future taxable income. Interest and penalties are recorded as a component of the provision for income taxes, if any. There are no current examinations of our Federal income tax returns, nor have we been notified of any upcoming examinations. The State of New York is currently conducting a desk audit of the Special Additional Mortgage Recording Tax Credit that Arrow claimed on the 2021 New York State income tax return. Our Tax years 2020 through 2023 are subject to Federal and New York State examination. Management annually conducts an analysis of its tax positions and has concluded that it has no uncertain tax positions as of December 31, 2023. Note 16: EARNINGS PER SHARE (Dollars In Thousands, Except Per Share Amounts) The following table presents a reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per common share ("EPS") for each of the years in the three-year period ended December 31, 2023. All share and per share amounts have been adjusted for the September 26, 2023 3% stock dividend. Earnings Per Share Year-to-Date Period Ended: 12/31/2023 12/31/2022 12/31/2021 Earnings Per Share - Basic: Net Income $ 30,075 $ 48,799 $ 49,857 Weighted Average Shares - Basic 17,037 17,008 16,994 Earnings Per Share - Basic $ 1.77 $ 2.86 $ 2.93 Earnings Per Share - Diluted: Net Income $ 30,075 $ 48,799 $ 49,857 Weighted Average Shares - Basic 17,037 17,008 16,994 Dilutive Average Shares Attributable to Stock Options — 51 58 Weighted Average Shares - Diluted 17,037 17,059 17,052 Earnings Per Share - Diluted $ 1.77 $ 2.86 $ 2.92 101

Note 17: FAIR VALUES (Dollars In Thousands) FASB ASC Subtopic 820-10 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and requires certain disclosures about fair value measurements. There are no nonfinancial assets or liabilities measured at fair value on a recurring basis. The only assets or liabilities that Arrow measured at fair value on a recurring basis at December 31, 2023 and 2022 were securities available-for-sale, equity securities and derivatives. Arrow held no securities or liabilities for trading on such dates. For information on fair value measurements, including descriptions of level 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by Arrow, see Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements. The table below presents the financial instrument's fair value and the amounts within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement: Fair Value of Assets and Liabilities Measured on a Recurring and Nonrecurring Basis Fair Value Measurements at Reporting Date Using: Fair Value of Assets and Liabilities Measured on a Recurring Basis: Fair Value Quoted Prices In Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) December 31, 2023 Assets: Securities Available-for Sale: U.S. Treasuries $ 74,004 $ — $ 74,004 $ — U.S. Government & Agency Obligations $ 152,925 $ — $ 152,925 $ — State and Municipal Obligations 280 — 280 — Mortgage-Backed Securities 269,760 — 269,760 — Corporate and Other Debt Securities 800 — 800 — Total Securities Available-for-Sale 497,769 — 497,769 $ — Equity Securities 1,925 — 1,925 — Total Securities Measured on a Recurring Basis 499,694 — 499,694 — Derivative Assets 12,057 — 12,057 — Total Measured on a Recurring Basis $ 511,751 $ — $ 511,751 $ — Liabilities: Derivative Liabilities $ 9,598 $ — $ 9,598 $ — Total Measured on a Recurring Basis $ 9,598 $ — $ 9,598 $ — December 31, 2022 Assets: Securities Available-for Sale: U.S. Government & Agency Obligations $ 175,199 $ — $ 175,199 $ — State and Municipal Obligations 340 — 340 — Mortgage-Backed Securities 397,156 — 397,156 — Corporate and Other Debt Securities 800 — 800 — Total Securities Available-for-Sale 573,495 — 573,495 — Equity Securities 2,174 — 2,174 — Total Securities Measured on a Recurring Basis 575,669 — 575,669 — Derivative Assets 7,506 — 7,506 — Total Measured on a Recurring Basis $ 583,175 $ — $ 583,175 $ — Liabilities: Derivative Liabilities $ 2,060 $ — $ 2,060 $ — Total Measured on a Recurring Basis $ 2,060 $ — $ 2,060 $ — 102

Fair Value of Assets and Liabilities Measured on a Nonrecurring Basis: Fair Value Quoted Prices In Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Gains (Losses) Recognized in Earnings December 31, 2023 Collateral Dependent Impaired Loans $ — $ — $ — $ — $ — Other Real Estate Owned and Repossessed Assets, Net 312 — — 312 — December 31, 2022 Collateral Dependent Impaired Loans $ — $ — $ — $ — $ — Other Real Estate Owned and Repossessed Assets, Net 593 — — 593 — The fair value of financial instruments is determined under the following hierarchy: • Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities; • Level 2 - Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and • Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). There were no transfers between Levels 1, 2 and 3 for the years ended December 31, 2023 or 2022. Fair Value Methodology for Assets and Liabilities Measured on a Recurring Basis The fair value of level 1 securities available-for-sale are based on unadjusted, quoted market prices from exchanges in active markets. The fair value of level 2 securities available-for-sale are based on an independent bond and equity pricing service for identical assets or significantly similar securities and an independent equity pricing service for equity securities not actively traded. The pricing services use a variety of techniques to arrive at fair value including market maker bids, quotes and pricing models. Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows. The fair value of Level 2 equities are based on the last observable price in open markets. The fair value of Level 2 derivatives is determined using inputs that are observable in the market place obtained from third parties including yield curves, publicly available volatilities, and floating indexes. Fair Value Methodology for Assets and Liabilities Measured on a Nonrecurring Basis The fair value of collateral dependent impaired loans and other real estate owned was based on third-party appraisals less estimated cost to sell. The appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. Other assets which might have been included in this table include mortgage servicing rights, goodwill and other intangible assets. Arrow evaluates each of these assets for impairment at least annually, with no impairment recognized for these assets at December 31, 2023 and 2022. Fair Value Methodology for Financial Instruments Not Measured on a Recurring or Nonrecurring Basis The fair value for securities held-to-maturity is determined utilizing an independent bond pricing service for identical assets or significantly similar securities. The pricing service uses a variety of techniques to arrive at fair value including market maker bids, quotes and pricing models. Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows. ASU 2016-01 "Recognition and Measurement of Financial Assets and Financial Liabilities" requires that the fair value for loans must be disclosed using the "exit price" notion which is a reasonable estimate of what another party might pay in an orderly transaction. Fair values for loans are calculated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, indirect auto and other consumer loans. Each loan category is further segmented into fixed and adjustable interest rate terms and by performing and nonperforming categories. The fair value of performing loans is calculated by determining the estimated future cash flow, which is the contractual cash flow adjusted for estimated prepayments. The discount rate is determined by starting with current market yields, and first adjusting for a liquidity premium. This premium is separately determined for each loan type. Then a credit loss component is determined utilizing the credit loss assumptions used in the allowance for credit loss model. Finally, a discount spread is applied separately for consumer loans vs. commercial loans based on market information and utilization of the swap curve. 103

The fair value of time deposits is based on the discounted value of contractual cash flows, except that the fair value is limited to the extent that the customer could redeem the certificate after imposition of a premature withdrawal penalty. The discount rates are estimated using the Federal Home Loan Bank of New York ("FHLBNY") yield curve, which is considered representative of Arrow’s time deposit rates. The fair value of all other deposits is equal to the carrying value. The fair value of FHLBNY advances is calculated by the FHLBNY. The carrying amount of FHLBNY and FRB stock approximates fair value. If the stock was redeemed, the Company will receive an amount equal to the par value of the stock. The book value of the outstanding trust preferred securities (Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts) are considered to approximate fair value since the interest rates are variable (indexed to LIBOR and to be indexed to SOFR post-conversion) and Arrow is well-capitalized. Fair Value by Balance Sheet Grouping The following table presents a summary of the carrying amount, the fair value and the fair value hierarchy of Arrow’s financial instruments: December 31, 2023 Cash and Cash Equivalents $ 142,536 $ 142,536 $ 142,536 $ — $ — Securities Available-for-Sale 497,769 497,769 — 497,769 — Securities Held-to-Maturity 131,395 128,837 — 128,837 — Equity Securities 1,925 1,925 1,925 Federal Home Loan Bank and Federal Reserve Bank Stock 5,049 5,049 — 5,049 — Net Loans 3,181,643 2,940,318 — — 2,940,318 Accrued Interest Receivable 11,076 11,076 — 11,076 — Derivative Assets 12,057 12,057 — 12,057 — Deposits 3,687,566 3,683,122 — 3,683,122 — Borrowings 26,500 26,189 — 26,189 — Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts 20,000 20,000 — 20,000 — Accrued Interest Payable 6,289 6,289 — 6,289 — Derivative Liabilities 9,598 9,598 — 9,598 — December 31, 2022 Cash and Cash Equivalents $ 64,660 $ 64,660 $ 64,660 $ — $ — Securities Available-for-Sale 573,495 573,495 — 573,495 — Securities Held-to-Maturity 175,364 171,623 — 171,623 — Equity Securities 2,174 2,174 — 2,174 Federal Home Loan Bank and Federal Reserve Bank Stock 6,064 6,064 — 6,064 — Net Loans 2,953,255 2,742,721 — — 2,742,721 Accrued Interest Receivable 9,890 9,890 — 9,890 — Derivative Assets 7,506 7,506 — 7,506 — Deposits 3,498,364 3,492,021 — 3,492,021 — Borrowings 54,800 54,757 — 54,757 — Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts 20,000 20,000 — 20,000 — Accrued Interest Payable 357 357 — 357 — Derivative Liabilities 2,060 2,060 — 2,060 — Schedule of Fair Values by Balance Sheet Grouping Fair Value Hierarchy Carrying Amount Fair Value Level 1 Level 2 Level 3 104

Note 18: LEASES (Dollars In Thousands) Arrow is a lessee in its leases, which are mainly for financial services locations in addition to leases for corporate vehicles. These leases generally require the Company to pay third-party expenses on behalf of the Lessor, which are referred to as variable payments. Under some leases, the Company pays the variable payments to the lessor, and in other leases, the Company pays the variable payments directly to the applicable third party. None of the Company's current leases include any residual value guarantees or any subleases, and there are no significant rights or obligations of the Company for leases that have not commenced as of the reporting date. Arrow leases two of its branch offices, at market rates, from Stewart’s Shops Corp. Mr. Gary C. Dake, President of Stewart’s Shops Corp., serves as a director on the board of directors of each of Arrow and the two subsidiary banks. Additional information regarding this relationship can be found in Part III, Item 13 under the caption "Related Party Transactions." The following includes quantitative data related to the Company's leases as of and for the twelve months ended December 31, 2023 and December 31, 2022: Twelve Months Ended Finance Lease Amounts: Classification December 31, 2023 December 31, 2022 Right-of-Use Assets Premises and Equipment, Net $ 4,460 $ 4,637 Lease Liabilities Finance Leases 5,066 5,119 Operating Lease Amounts: Right-of-Use Assets Other Assets $ 4,948 $ 5,627 Lease Liabilities Other Liabilities 5,152 5,822 Other Information: Cash Paid For Amounts Included In The Measurement Of Lease Liabilities: Operating Outgoing Cash Flows From Finance Leases 191 193 Operating Outgoing Cash Flows From Operating Leases 817 1,301 Financing Outgoing Cash Flows From Finance Leases 53 50 Right-of-Use Assets Obtained In Exchange For New Finance Lease Liabilities — — Right-of-Use Assets Obtained In Exchange For New Operating Lease Liabilities 146 — Weighted-average Remaining Lease Term - Finance Leases (Yrs.) 26.28 27.24 Weighted-average Remaining Lease Term - Operating Leases (Yrs.) 11.15 11.14 Weighted-average Discount Rate—Finance Leases 3.75% 3.75 % Weighted-average Discount Rate—Operating Leases 3.08% 2.92 % Lease cost information for the Company's leases is as follows: Three Months Ended Twelve Months Ended December 31, 2023 December 31, 2022 December 31, 2023 December 31, 2022 Lease Cost: Finance Lease Cost: Reduction in the Carrying Amount of Right-of-Use Assets $ 44 $ 44 $ 176 $ 177 Interest on Lease Liabilities 48 48 191 193 Operating Lease Cost 195 304 981 1,229 Short-term Lease Cost 15 15 61 47 Variable Lease Cost 52 81 231 334 Total Lease Cost $ 354 $ 492 $ 1,640 $ 1,980 105

Future Lease Payments at December 31, 2023 are as follows: Operating Leases Finance Leases Twelve Months Ended: 12/31/2024 $ 731 $ 249 12/31/2025 684 263 12/31/2026 620 268 12/31/2027 569 268 12/31/2028 487 268 Thereafter 3,089 6,996 Total Undiscounted Cash Flows 6,180 8,312 Less: Net Present Value Adjustment 1,028 3,244 Lease Liability $ 5,152 $ 5,066 Note 19. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (In Thousands) Arrow is exposed to certain risks arising from both its business operations and economic conditions. Arrow principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. Arrow manages economic risks, including interest rate, primarily by managing the amount, sources and duration of its assets and liabilities and through the use of derivative instruments. Specifically, Arrow enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Arrow's derivative financial instruments are used to manage differences in the amount, timing and duration of known or expected cash receipts and its known or expected cash payments principally related to certain fixed rate borrowings. Arrow also has interest rate derivatives that result from a service provided to certain qualifying customers and, therefore, are not used to manage interest rate risk in Arrow's assets or liabilities. Arrow manages a matched book with respect to its derivative instruments in order to minimize its net risk exposure resulting from such transactions. Derivatives Not Designated as Hedging Instruments Arrow entered into interest rate swap agreements with its commercial customers to provide them with a long-term fixed rate, while simultaneously entering into offsetting interest rate swap agreements with a counterparty to swap the fixed rate to a variable rate to manage interest rate exposure. These interest rate swap agreements are not designated as a hedge for accounting purposes. As the interest rate swap agreements have substantially equivalent and offsetting terms, they do not present any material exposure to Arrow's consolidated statements of income. Arrow records its interest rate swap agreements at fair value and is presented on a gross basis within other assets and other liabilities on the consolidated balance sheets. Changes in the fair value of assets and liabilities arising from these derivatives are included, net, in other income in the consolidated statement of income. The following table depicts the fair value adjustment recorded related to the notional amount of derivatives, not designated as hedging instruments, outstanding as well as the notional amount of the interest rate swap agreements: Derivatives Not Designated as Hedging Instruments - Interest Rate Swap Agreements December 31, 2023 December 31, 2022 Fair value adjustment included in other assets $ 6,208 $ 7,506 Fair value adjustment included in other liabilities 6,208 7,506 Notional amount 123,197 127,763 Derivatives Designated as Hedging Instruments Arrow entered into two pay-fixed portfolio layer method fair value swaps, designated as hedging instruments, with a total notional amount of $250 million and $50 million, respectively, in the third quarter of 2023. Arrow is designating the fair value swaps under the portfolio layer method ("PLM"). Under PLM, the hedged items are designated as hedged layers of a closed portfolio of financial loans that are anticipated to remain outstanding for the designated hedged period. Adjustments will be made to record the swaps at fair value on the Consolidated Balance Sheets, with changes in fair value recognized in interest income. The carrying value of the fair value swaps on the Consolidated Balance Sheets will also be adjusted through interest income, based on changes in fair value attributable to changes in the hedged risk. The following table depicts the fair value adjustment recorded related to the notional amount of derivatives, designed as hedging instruments, outstanding as well as the notional amount of the interest rate swap agreements: 106

Derivatives Designated as Hedging Instruments - Fair Value Agreements December 31, 2023 December 31, 2022 Fair value adjustment included in other assets $ — $ — Fair value adjustment included in other liabilities 5,678 — Notional amount 300,000 — The following table summarizes the effect of the fair value hedging relationship recognized on the consolidated statement of income: Derivatives Designated as Hedging Instruments - Fair Value Agreements Twelve Months Ended Twelve Months Ended December 31, 2023 December 31, 2022 Hedged Asset $ 5,849 $ — Fair value derivative designated as hedging instrument (5,828) — Total gain recognized in the consolidated statements of income with interest and fees on loans 21 — The following table represents the carrying value of the portfolio layer method hedged assets and the cumulative fair value hedging adjustment included in the carrying value of the hedged asset: Derivatives Designated as Hedging Instruments - Fair Value Swap Agreements December 31, 2023 December 31, 2022 Carrying Value of Portfolio Layer Method Hedged Asset $ 305,849 $ — Cumulative Fair Value Hedging Adjustment 5,849 — In the fourth quarter of 2023, Arrow entered into two interest rate swaps, designated as hedging instruments, to add stability to interest expense and to manage its exposure to the variability of the future cash flows attributable to the contractually specified interest rates. The notional amounts were $100 million and $75 million, respectively. Arrow entered into pay-fixed interest rate swaps to convert rolling 90 days brokered deposits. For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income ("AOCI") and subsequently reclassified into interest expense in the same period during which the hedge transaction affects earnings. The following table indicates the effect of cash flow hedge accounting on AOCI and on the consolidated statement of income. Derivatives Designated as Hedging Instruments - Cash Flow Hedge Agreements December 31, 2023 December 31, 2022 Fair value adjustment included in other liabilities $ 2,710 $ — Amount of loss recognized in AOCI (2,553) — Amount of gain reclassified from AOCI interest expense 157 — In addition, Arrow has entered into interest rate swaps to synthetically fix the variable rate interest payments associated with $20 million in outstanding subordinated trust securities. These agreements are designated as cash flow hedges. For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income ("AOCI") and subsequently reclassified into interest expense in the same period during which the hedge transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on Arrow's Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts borrowings. The following table indicates the effect of cash flow hedge accounting on AOCI and on the consolidated statement of income. Derivatives Designated as Hedging Instruments - Cash Flow Hedge Agreements December 31, 2023 December 31, 2022 Fair value adjustment included in other liabilities $ (4,998) $ (5,446) Amount of (loss) gain recognized in AOCI (1,355) 3,467 Amount of loss reclassified from AOCI interest expense (907) (204) 107

Note 20: REGULATORY MATTERS (Dollars in Thousands) In the normal course of business, Arrow and its subsidiaries operate under certain regulatory restrictions, such as the extent and structure of covered inter-company borrowings and maintenance of reserve requirement balances. The principal source of the funds for the payment of stockholder dividends by Arrow has been from dividends declared and paid to Arrow by its bank subsidiaries. As of December 31, 2023, the maximum amount that could have been paid by subsidiary banks to Arrow, without prior regulatory approval, was approximately $73.6 million. Under current Federal Reserve regulations, Arrow is prohibited from borrowing from the subsidiary banks unless such borrowings are secured by specific obligations. Additionally, the maximum of any such borrowings from any one subsidiary bank (aggregated with all other "covered transactions" between the bank and Arrow) is limited to 10% of that bank’s capital and surplus. Loans and other covered transactions between any one subsidiary bank and all of its affiliates cannot exceed 20% of that bank's capital and surplus. Arrow and its subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary-- actions by regulators that, if undertaken, could have a direct material effect on an institution’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Arrow and its subsidiary banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Current quantitative measures established by regulation to ensure capital adequacy require Arrow and its subsidiary banks to maintain minimum capital amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2023 and 2022, that Arrow and both subsidiary banks meet all capital adequacy requirements to which they are subject. The regulatory capital requirements incorporate a capital concept, the so-called "capital conservation buffer" (set at 2.5%, after full phase-in), which must be added to each of the minimum required risk-based capital ratios (i.e., the minimum CET1 ratio, the minimum Tier 1 risk-based capital ratio and the minimum total risk-based capital ratio). As of January 1, 2019, the capital conservation buffer increased to 2.50% of risk weighted assets. In 2020, federal bank regulators introduced an optional simplified measure of capital adequacy for qualifying community banking organizations (CBLR). A qualifying community banking organization that opts into the CBLR framework and meets all the requirements under the CBLR framework will be considered to have met the well-capitalized ratio requirements under the “prompt corrective action” regulations and will not be required to report or calculate risk-based capital ratios. The CBLR final rule became effective as of January 1, 2020, and Arrow and both subsidiary banks have opted out of utilizing the CBLR framework. Therefore, the Capital Rules promulgated under Dodd-Frank remain applicable to Arrow and both subsidiary banks. As of December 31, 2023, Arrow and both subsidiary banks qualified as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized,” Arrow and its subsidiary banks must maintain minimum total risk-based, Tier I risk-based, Tier I leverage, and CET1 risk-based ratios as set forth in the table below. There are no conditions or events that management believes have changed Arrow’s or its subsidiary banks’ categories. The actual capital amounts and ratios for Arrow and its subsidiary banks, Glens Falls National and Saratoga National, are presented in the table below as of December 31, 2023 and 2022: As of December 31, 2023 Total Capital (to Risk Weighted Assets): Arrow $ 447,091 14.7% $ 319,351 10.5% $ 304,144 10.0 % Glens Falls National 320,449 14.3% 235,295 10.5% 224,090 10.0 % Saratoga National 110,510 13.7% 84,697 10.5% 80,664 10.0 % Tier I Capital (to Risk Weighted Assets): Arrow 414,221 13.7% 256,998 8.5% 241,881 8.0 % Glens Falls National 297,667 13.2% 191,680 8.5% 180,404 8.0 % Saratoga National 100,449 12.5% 68,305 8.5% 64,287 8.0 % Actual Minimum Amounts For Capital Adequacy Purposes (including "capital conservation buffer") Minimum Amounts To Be Well-Capitalized Amount Ratio Amount Ratio Amount Ratio 108

Tier I Capital (to Average Assets): Arrow 414,221 9.8% 169,070 4.0% 211,337 5.0 % Glens Falls National 297,667 9.2% 129,420 4.0% 161,776 5.0 % Saratoga National 100,449 9.6% 41,854 4.0% 52,317 5.0 % Common Equity Tier 1 Capital (to Risk Weighted Assets): Arrow 394,166 13.0% 212,243 7.0% 197,083 6.5 % Glens Falls National 297,612 13.2% 157,825 7.0% 146,551 6.5 % Saratoga National 100,449 12.5% 56,251 7.0% 52,233 6.5 % As of December 31, 2022 Total Capital (to Risk Weighted Assets): Arrow $ 435,857 15.1% $ 303,079 10.5% $ 288,647 10.0 % Glens Falls National 315,458 14.3% 231,630 10.5% 220,600 10.0 % Saratoga National 104,279 15.5% 70,641 10.5% 67,277 10.0 % Tier I Capital (to Risk Weighted Assets): Arrow 404,059 14.0% 245,322 8.5% 230,891 8.0 % Glens Falls National 292,134 13.2% 188,117 8.5% 177,051 8.0 % Saratoga National 95,891 14.3% 56,998 8.5% 53,645 8.0 % Tier I Capital (to Average Assets): Arrow 404,059 9.8% 164,922 4.0% 206,153 5.0 % Glens Falls National 292,134 9.0% 129,837 4.0% 162,297 5.0 % Saratoga National 95,891 10.5% 36,530 4.0% 45,662 5.0 % Common Equity Tier 1 Capital (to Risk Weighted Assets): Arrow 384,003 13.3% 202,107 7.0% 187,671 6.5 % Glens Falls National 292,078 13.2% 154,890 7.0% 143,826 6.5 % Saratoga National 95,891 14.3% 46,940 7.0% 43,587 6.5 % Actual Minimum Amounts For Capital Adequacy Purposes (including "capital conservation buffer") Minimum Amounts To Be Well-Capitalized Amount Ratio Amount Ratio Amount Ratio Note 21: PARENT ONLY FINANCIAL INFORMATION (Dollars In Thousands) Condensed financial information for Arrow Financial Corporation is as follows: BALANCE SHEETS December 31, ASSETS 2023 2022 Interest-Bearing Deposits with Subsidiary Banks $ 1,305 $ 1,532 Equity Securities 1,925 2,174 Investment in Subsidiaries at Equity 381,160 354,664 Other Assets 17,185 16,458 Total Assets $ 401,575 $ 374,828 LIABILITIES Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts $ 20,000 $ 20,000 Other Liabilities 1,803 1,290 Total Liabilities 21,803 21,290 STOCKHOLDERS’ EQUITY Total Stockholders’ Equity 379,772 353,538 Total Liabilities and Stockholders’ Equity $ 401,575 $ 374,828 109

STATEMENTS OF INCOME Years Ended December 31, Income: 2023 2022 2021 Dividends from Bank Subsidiaries $ 24,000 $ 19,264 $ 15,994 Interest and Dividends on Investments 47 49 49 Other Income (Including Management Fees) 363 1,095 664 Total Income 24,410 20,408 16,707 Expense: Interest Expense 685 685 686 Other Expense 4,280 1,030 879 Total Expense 4,965 1,715 1,565 Income Before Income Tax Benefit and Equity in Undistributed Net Income of Subsidiaries 19,445 18,693 15,142 Income Tax Benefit 1,242 257 312 Equity in Undistributed Net Income of Subsidiaries 9,388 29,849 34,403 Net Income $ 30,075 $ 48,799 $ 49,857 The Statement of Changes in Stockholders’ Equity is not reported because it is identical to the Consolidated Statement of Changes in Stockholders’ Equity. STATEMENTS OF CASH FLOWS Years Ended December 31, 2023 2022 2021 Cash Flows from Operating Activities: Net Income $ 30,075 $ 48,799 $ 49,857 Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: Undistributed Net Income of Subsidiaries (9,388) (29,849) (34,403) Shares Issued Under the Directors’ Stock Plan 218 408 376 Changes in Other Assets and Other Liabilities (229) (754) (462) Net Cash Provided by Operating Activities 20,676 18,604 15,368 Cash Flows from Financing Activities: Stock Options Exercised 96 631 1,505 Shares Issued Under the Employee Stock Purchase Plan 120 477 481 Shares Issued for Dividend Reinvestment Plans 472 1,904 1,836 Purchase of Treasury Stock (3,608) (2,872) (2,662) Cash Dividends Paid (17,983) (17,444) (16,296) Net Cash Used in Financing Activities (20,903) (17,304) (15,136) Net (Decrease) Increase in Cash and Cash Equivalents (227) 1,300 232 Cash and Cash Equivalents at Beginning of the Year 1,532 232 — Cash and Cash Equivalents at End of the Year $ 1,305 $ 1,532 $ 232 Supplemental Disclosures to Statements of Cash Flow Information: Interest Paid $ 685 $ 685 $ 686 Note 22: RELATED PARTY TRANSACTION A member of the GFNB Board of Directors, is the Chief Executive Officer of the general contractor leading the multi-year renovation project to enhance and improve the downtown Glens Falls Main Campus. The reconstruction provided added energy efficiency and more collaborative work space. In 2023, Arrow paid $2.8 million to this general contractor. GFNB is a subsidiary of Arrow Financial Corporation. Note 23: SUBSEQUENT EVENTS As disclosed on Form 8-K which was filed March 4, 2024, GFNB has entered into a definitive agreement with Berkshire Hills Bancorp, Inc. (NYSE: BHLB) under which GFNB will acquire one branch office at 184 Broadway, Whitehall, New York. 110

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure - None. Item 9A. Controls and Procedures Management, under the supervision and with the participation of the Chief Executive Officer (who is our principal executive officer) and Chief Financial Officer (who is our principal financial officer), evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2023. The term "disclosure controls and procedures" means controls and other procedures of a company that are designed to ensure that: • information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms; and • information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including the principal executive and principal financial officers, or persons and committees performing similar functions, such as the Audit Committee, as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2023, our disclosure controls and procedures were not effective due to material weaknesses in internal controls over financial reporting described below under the heading "Management's Report on Internal Control Over Financial Reporting." We have in place and are executing a remediation plan to address the material weaknesses described below. Following identification of the material weaknesses and prior to filing this Form 10-K, we performed relevant and responsive substantive procedures as of December 31, 2023 and for the year then ended, in order to complete our financial statements and related disclosures. Based on these procedures, Management believes that our consolidated financial statements included in this Form 10-K have been prepared in accordance with GAAP. Our Chief Executive Officer and Chief Financial Officer have certified that, based on their knowledge, the financial statements, and other financial information included in this Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of the Company as of the dates, and for the periods presented in this Form 10-K for 2023. Management’s Report on Internal Control Over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). As of December 31, 2023, our management, under the oversight of our Board of Directors, evaluated the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established by the Committee of Sponsoring Organization of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to the material weaknesses previously disclosed in the 2022 Form 10-K, which are described below: • We did not maintain effective monitoring controls related to 1) Internal Audit’s testing of management’s internal control over financial reporting, 2) the completeness and accuracy of information presented to the Audit Committee by Internal Audit, and 3) the related Audit Committee oversight over Internal Audit’s testing of management’s internal control over financial reporting. • With regard to the conversion of our core banking information technology system that occurred in September 2022, we did not effectively perform risk assessment procedures to identify the impact of the conversion on our internal control over financial reporting. Management concluded that these material weaknesses were primarily due to: • The Company did not have an effective control environment. Specifically, it did not effectively establish structure, authority and responsibility to support a functioning system of internal control. The Company’s Audit Committee did not demonstrate sufficient oversight of Internal Audit’s monitoring of management’s design, implementation and conduct of internal control over financial reporting. The Company did not have sufficient internal resources with appropriate knowledge and expertise to design and implement, document and operate effectively certain internal controls over financial reporting and certain information technology systems. The Company did not have sufficient training of personnel on the COSO 2013 Framework and its implications on financial reporting and their related internal control responsibilities. Additionally, the Company did not have effective policies and procedures that held personnel accountable for defined internal control responsibilities. • The Company did not have an effective risk assessment process that successfully identified and assessed risks of misstatement to ensure controls were designed and implemented to respond to the risks associated with the core banking information technology system conversion. The Company did not adequately communicate the changes necessary in financial reporting and related internal controls throughout its organization. • The Company did not have an effective information and communication process that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting to the Company’s Board of Directors, and communications with relevant third parties. 111

• The Company did not have effective monitoring activities through Internal Audit to assess the operation of internal control over financial reporting, including the continued appropriateness of control design and level of documentation maintained to support control effectiveness as well as monitoring corrective action to remediate known control deficiencies in a timely manner. The material weaknesses noted above did not result in misstatements to our consolidated financial statements for any of the years presented. As outlined below, as of December 31, 2023, certain remediation measures for these existing material weaknesses were implemented and operating but were not in place for a sufficient amount of time for the material weakness to be considered remediated. These remediation measures continue to be monitored and assessed on an ongoing basis and therefore, our management concluded that these outstanding material weaknesses cannot be considered remediated as of December 31, 2023. KPMG LLP, the Company’s independent registered public accounting firm, who audited the consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Company’s internal control over financial reporting. KPMG LLP’s attestation report contains an adverse opinion on the effectiveness of the Company’s internal control over financial reporting. KPMG LLP’s report is included in Item 8 of this Annual Report on Form 10-K. Remediation Efforts to Address the Material Weaknesses The aforementioned material weaknesses were previously disclosed in the 2022 Form 10-K. While the Company has improved its organizational capabilities and implemented necessary remediation measures, the remediation steps taken were not in place for a sufficient amount of time for the material weaknesses to be considered remediated as of December 31, 2023. Accordingly, the Company will continue to assess its remediation measures in 2024 in order to confirm effective remediation of the identified material weaknesses. During the year ended December 31, 2023, management initiated and/or completed the following remedial actions: • The Company evaluated the assignment of responsibilities of internal and external resources associated with the performance of internal control over financial reporting and hired additional resources, contracted external resources, and/or provided additional training to existing resources as appropriate. In addition, we have initiated a process to identify and maintain the information required to support the functioning of internal control. • Audit Committee and management implemented the following actions to improve the monitoring activities related to Audit Committee oversight over Internal Audit’s testing of management’s internal control over financial reporting: ◦ Increased the frequency and depth of reporting to the Audit Committee through the creation of a sub- committee of Audit Committee members that meet in the months in which the full Audit Committee does not have scheduled meetings or as needed. ◦ Instituted more frequent Audit Committee meetings to facilitate timely review of matters related to the results of the Company’s monitoring program and Internal Audit’s progress against their plan as well as status of control testing results. ◦ Developed a comprehensive internal audit strategy and program to test management’s controls over financial reporting. ◦ Developed a robust reporting mechanism to ensure the completeness, accuracy and improved effectiveness of information which is presented on a timely basis to the Audit Committee to help fulfill the Audit Committee's oversight responsibilities. ◦ Utilized monthly dashboards to report status and results of internal audits as well as operations of internal controls over financial reporting. ◦ Engaged a professional services firm to review the Company’s control program required by the Sarbanes- Oxley Act of 2002, as amended, and assist Management with its overall Company-wide processes and with selecting and developing control activities designed to mitigate risks and support achievement of control objectives. • Performed a thorough risk assessment to identify the impact of the core banking system conversion on our internal control over financial reporting. As a result, the company identified the need for additional controls to mitigate risks and support the achievement of control objectives. These controls are being implemented as part of the ongoing, overall remediation efforts. The actions that we are taking are subject to ongoing management review and Audit Committee oversight to ensure they remain in place and continue to operate in order to be deemed effective. Changes in Internal Control Over Financial Reporting Except for the remediation measures in connection with the material weaknesses described above, there were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during the quarter ended December 31, 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Item 9B. Other Information Rule 10b5-1 Trading Arrangements of our Directors and Officers During the fourth quarter of 2023, none of Arrow’s directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933). 112 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections – None.

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